M3-PN 110127
May 23, 2012

MacArthur Copper Project

REVISION 0

Prepared For:

Quaterra Resources Inc. & Quaterra Alaska Inc.

Qualified Persons:

Myron R. Henderson, P.E.

Rex C. Bryan, Ph.D.

Herbert E. Welhener, MMSA-QPM

Richard W. Jolk, P.E., Ph.D.

Mark A. Willow, M.Sc., C.E.M.#1832

M3 Engineering & Technology Corporation • 2051 West Sunset Road, Tucson, AZ 85704 • 520.293.1488

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

DATE AND SIGNATURES PAGE

The Qualified Persons contributing to this report are noted below. The Certificates and Consent forms of the qualified persons are located in Appendix A, Certificate of Qualified Persons (“QP”) and Consent of Authors.

  Mr. Myron R. Henderson. P.E.; Project Manager with M3Engineering & Technology Corporation; principal author of this technical report and responsible for Sections 1 through 3, Sections 17 through 19, Sections 21 and 22, and Sections 24 through 26.

  Dr. Rex C. Bryan, Ph.D.; Senior Geostatistician with Tetra Tech MM, Inc.; responsible for Sections 4 through 12, Section 14, and Section 23.

  Mr. Herbert E. Welhener, MMSA-QPM; Vice President of Independent Mining Consultants, Inc.; responsible for Section 16 – Mining Methods.

  Dr. Richard W. Jolk, P.E., Ph.D., Principal Mine Engineer, Metallurgical Engineer, and Certified Minerals Appraiser with Tetra Tech MM, Inc.; responsible for Section 13 - Mineral Processing and Metallurgical Testing.

  Mr. Mark A. Willow, M.Sc., C.E .M., Practice Leader with SRK Consulting (U.S.), Inc.; responsible for Section 20 – Environmental Studies, Permitting and Social or Community Impact.

This Technical Report is current as of May 23, 2012

(Signed) “Myron R. Henderson”	June 26, 2012
Myron R. Henderson, P.E.	Date

(Signed) “Rex C. Bryan”	June 26, 2012
Rex C. Bryan, Ph.D.	Date

(Signed) “Herbert E. Welhener”	June 26, 2012
Herbert E. Welhener, MMSA-QPM	Date

(Signed) “Richard W. Jolk”	June 25, 2012
Richard W. Jolk, P.E., Ph.D.	Date

(Signed) “Mark A. Willow”	June 25, 2012
Mark A. Willow, M.Sc., C.E.M . #1832	Date

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LIST OF FIGURES AND ILLUSTRATIONS

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Figure 19-1:	Historic Copper Price	170

Figure 22-1:	MacArthur Project NPV Sensitivities	200

Figure 23-1:	Adjacent Properties	206

Figure 24-1:	Yerington Mine Residuals	214

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LIST OF TABLES

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LIST OF APPENDICES

APPENDIX	DESCRIPTION

A	Certificate of Qualified Person (“QP”) and Consent of Author

B	Property Listing

C	Exploration History of the MacArthur Oxide Copper Property

D	Exploration Drill Holes with Intercepts

E	Resource Model Drill Hole Listing

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1                   SUMMARY

Quaterra Alaska, Inc. (Quaterra), a wholly owned subsidiary of Quaterra Resources, Inc. commissioned M3 Engineering and Technology Corporation (M3) to prepare a Canadian National Instrument 43-101 (NI 43-101) compliant Preliminary Economic Assessment (PEA) for the MacArthur Copper Project in Lyon County, Nevada. Tetra Tech Inc. (Tt) and Independent Mining Consultants, Inc. (IMC) prepared several sections of the PEA. This report includes an update of the January 2011 MacArthur technical report and reflects changes to the resource estimate as a result of the 2011 exploration drilling and continued geologic investigations.

The Qualified Person for Sections 4 through 12, Section 14, and Section 23 of this report is Mr. Rex Bryan, PhD, Senior Geostatistician for Tetra Tech, Golden Colorado. The Qualified Person for Section 13 of this report is Mr. Richard W. Jolk, P.E., PhD, Principal Minerals Engineer for Tetra Tech, Golden Colorado. The Qualified Person for Section 16 of this report is Mr. Herb Welhener, Principal Mining Engineer for Independent Mining Consultants, Inc., Tucson, Arizona.

The MacArthur Copper Property is located near the geographic center of Lyon County, Nevada, USA along the northeastern flank of the Singatse Range approximately seven miles northwest of the town of Yerington, Nevada. The property is accessible from Yerington by approximately five miles of paved roads and two miles of maintained gravel road. Topographic coverage is on US Geological Survey “Mason Butte” and “Lincoln Flat” 7.5’ topographic quadrangles. The nearest major city is Reno, Nevada approximately 75 miles to the northwest.

The Preliminary Economic Assessment within this Technical Report is based upon the oxide / chalcocite portion of the updated resource. This oxide / chalcocite portion includes a measured and indicated resource of 159.1 million tons averaging 0.21% Cu (percent total copper or TCu) containing 676 million pounds of copper at a 0.12% Cu cutoff and an inferred resource of 243 million tons averaging 0.20% Cu at a 0.12% Cu cutoff containing 980 million pounds of copper.

It should also be noted that integration of some 120 million tons of resource piles (non-compliant NI 43-101 “Residuals”) from Quaterra Resources 2011 acquisition of the historic, neighboring Yerington copper mine, could provide a significant positive impact on the economics of the MacArthur Project. Residuals consist of oxide-copper bearing sub-grade material representing stripped material from the Yerington mine, vat leach tailings representing oxide tailings from copper oxide vat leaching, and partially leached tailings and ore previously mined by Arimetco. The residuals are currently being characterized to elevate to a NI 43-101 status.

1.1                PROPERTY DESCRIPTION AND OWNERSHIP

The MacArthur Copper Property is located near the geographic center of Lyon County, Nevada, USA along the northeastern flank of the Singatse Range approximately seven miles northwest of the town of Yerington, Nevada. The property is accessible from Yerington by approximately five miles of paved roads and two miles of Lyon County maintained gravel road. Topographic coverage is on US Geological Survey “Mason Butte” and “Lincoln Flat” 7.5’ topographic quadrangles. The nearest major city is Reno, Nevada approximately 75 miles to the northwest.

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The property consists of 470 unpatented lode claims totaling approximately 9700 acres on lands administered by the US Department of Interior - Bureau of Land Management (BLM). All required annual payments to the BLM and Lyon County have been paid in a timely manner and the claims are current.

1.2                HISTORY

Over the history of the project, previous operators have contributed more than 300 holes to the current drill hole database. Table 1-1 summarizes the exploration history of the MacArthur area. Of the historic holes, 280 of those holes drilled by the Anaconda Company (Anaconda) during 1972-73 have been deemed acceptable under NI 43-101 standards and have been used during the resource estimation.

Table 1-1: Exploration Drilling History

MACARTHUR PROJECT February 2009
Operator	Drill Program Date Range	Number of Holes Drilled	Feet Drilled
U.S. Bureau of Mines	1947-50	8	3,414
Anaconda Company	1955-57	14	3,690
Bear Creek Mining Company	1963-??	~14	Unknown
Superior Oil Company	1967-68	11	13,116
Anaconda Company	1972-73	280	55,809
Pangea Explorations, Inc.	1987-1991	15	2,110
Arimetco International, Inc.	Unknown	Unknown	Unknown
Total		~342	~78,139

1.3                GEOLOGY AND MINERALIZATION

The MacArthur property is one of several copper deposits and prospects located near the town of Yerington that collectively comprise the Yerington Mining District. The property is underlain by Middle Jurassic granodiorite and quartz monzonite intruded by west-northwesterly-trending, moderate to steeply north-dipping quartz porphyry dike swarms. These dikes host a large portion of the primary copper mineralization at the nearby Yerington mine and are associated with all porphyry copper occurrences in the district.

The MacArthur copper deposit consists of a 50-150 foot thick, tabular zone of secondary copper (oxides and/or chalcocite) covering an area of approximately two square miles. This mineralized zone has yet to be fully delineated and remains open to the west and north. Limited drilling has also intersected underlying primary copper mineralization open to the north, but only partially tested to the west and east.

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Oxide copper mineralization is most abundant and particularly well exposed in the walls of the MacArthur pit. The most common copper mineral is chrysocolla; also present is black copper wad (neotocite) and trace cuprite and tenorite. The flat-lying zones of oxide copper mirror topography, exhibit strong fracture control and range in thickness from 50 to 100 feet. Secondary chalcocite mineralization forms a blanket up to 50 feet or more in thickness that is mixed with and underlies the oxide copper. Primary chalcopyrite mineralization has been intersected in several locations mixed with and below the chalcocite. The extent of the primary copper is unknown as many of the drill holes bottomed at 400 feet or less. The primary copper is currently not included in the mine plan for the PEA.

The MacArthur deposit is part of a large, partially defined porphyry copper system that has been complicated by complex faulting and post-mineral tilting. Events leading to the current geometry and distribution of known mineralization include 1) Middle Jurassic emplacement of primary porphyry copper mineralization by quartz monzonite dikes intruding the Yerington Batholith; 2) Late Tertiary westward tilting of the porphyry deposit 60-90° by Basin and Range extensional faulting; 3) secondary (supergene) enrichment resulting in the formation of a widespread, tabular zone of secondary chalcocite mineralization below outcrops of oxidized rocks called leached cap; 4) oxidation of outcropping and near-surface parts of this chalcocite blanket, as well as oxidation of the primary porphyry sulfide system.

1.3.1             Geophysics

Quaterra contracted three surveys at the MacArthur Project in 2011 and 2012. A borehole geophysical survey and a surface IP/resistivity (IPR) survey were carried out by Zonge International in 2011, and a detailed helicopter magnetic survey was flown by Geosolutions Pty. Ltd. in 2012. These surveys supplement previous geophysical work on the property that includes: a 2009 IPR survey carried out by Zonge; a 2007 helicopter magnetic survey carried out by EDCON-PRJ; a series of historic aeromagnetic surveys (1966 to 1975) available in analog form from the Anaconda Archives; and a series of historic IPR surveys (1963 – 1964) carried out by Kennecott Exploration Services/Bear Creek Mining Company and Superior Oil.

The mineralized system at MacArthur has an anomalous IP and resistivity response first detected in the Kennecott and Superior Oil IPR surveys in the 1960’s. The Quaterra 2009 and 2011 IPR surveys confirmed the reliability of the earlier surveys and further defined the depth extent of the IP anomalies. The 2009 and 2011 Quaterra surveys confirmed that the 1963-64 Kennecott data is of good quality and is useful for mapping anomalous IP zones within the upper 1,000-1,200 feet from the surface. Below this depth, the older data cannot effectively resolve the bottom of the IP anomalies nor determine if any of the anomalies extend to great depths.

The 2009 and 2011 data sets show this increased depth of exploration is important. Portions of the IP response are flat lying with limited depth extent. However both the 2009 and 2011 surveys have identified anomalous IP responses with depth extent in excess of 2000 feet and possibly feeder zones of the near surface zones. In 2011 two borehole IP surveys were run that demonstrate Quaterra’s ability to explore for deep sulfide responses below the depth of exploration of surface techniques. The modern data maps subtle low resistivity features which are interpreted to be porphyry alteration systems and have identified anomalous IP responses that extend under post-mineral volcanic cover to the north and west of the main MacArthur system. These buried anomalies are high priority drill targets.

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Two high resolution helicopter magnetic surveys were flown over the MacArthur Project in 2007 (EDCON-PRJ) and 2012 (Geosolutions). The modern, high resolution data has a broad frequency bandwidth and will be used for 3D modeling and exploring beneath the magnetic volcanic cover.

1.4                EXPLORATION STATUS

1.4.1             Exploration Drilling Program

Quaterra has completed 204,656 feet of drilling in 401 holes since beginning drilling in 2007. Core holes total 40,233 feet in 58 holes and reverse circulation holes total 164,423 feet in 343 holes. (Note that one previously listed, but abandoned 115 foot drill hole, has now been removed from the database and reported totals). Figure 1-1 show Quaterra's yearly exploration drilling footage by year.

Figure 1-1: Quaterra Exploration Drilling by Year

Quaterra’s initial objective was to verify and expand the MacArthur oxide resource as had been defined by the 1972-1973 Anaconda drilling program and, importantly, to follow up chalcocite intercepts in several Anaconda holes as well as in a few outlying early 1960’s holes drilled by Bear Creek Mining Company, in late 1960’s drilling by Superior Oil, and holes drilled by the US Bureau of Mines in 1950. Quaterra’s drilling through 2010 successfully expanded the oxide mineralization outbound from the MacArthur pit and encountered a widespread, underlying tabular blanket of mixed oxide-chalcocite mineralization as well as primary copper intercepts that remain incompletely tested.

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During 2011, exploration and infill drilling focused north of the MacArthur pit where earlier drilling encountered better grades of oxide and chalcocite mineralization. Holes were angled both southerly and northerly to test high angle fractures common in the west-northwest structural grain. Strong chalcocite and chalcopyrite mineralization was intersected in several holes in the North Ridge zone including QM-183: 1.37% Cu over 40 feet and QM-187: 1.66% Cu over 90’. These results were followed by a tightened drill spacing from 500 feet to 250 feet over an approximate 2,500 feet by 2,500 feet area north of the MacArthur pit, forming the basis for the 2011 resource.

Deep drilling north of the North Ridge Zone intersected significant primary sulfide mineralization grading 1.32% Cu over 64 feet in hole QM-164 which is open to the north and partially open to the west and east. Although the mineralization at MacArthur has yet to be completely closed off to the west and north, the 2011 drilling program expanded and in-filled earlier drill results and defined the footprint for the mineral resource estimation published in this document.

1.5                RESOURCE ESTIMATE

An updated mineral resource estimate has been generated using drill hole sample assays results and the interpretation of a geologic model which relates to the spatial distribution of copper in the MacArthur deposit. Interpolation characteristics have been defined based on geology, drill hole spacing and geostatistical analysis of the data.

1.5.1             Block Model Definition

The block model parameters for MacArthur were defined to best reflect both the drill hole spacing and current geologic model. Table 1-2 shows the block model parameters used for the 2011 estimates.

Table 1-2: MacArthur Model Parameters

MacArthur East Model Parameters	X (Columns)	Y (Rows)	Z (Levels)
Origin (lower left corner):	2,429,300	14,685,800	2,800
Block size (feet)	25	25	20
Number of Blocks	548	400	150
Rotation	0 degrees azimuth from North to left boundary
Composite Length	10 feet (Zone)

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1.5.2             Assay Database

An Excel database provided by Quaterra contained the pertinent drill hole and assay information for the MacArthur Copper deposit. The database contained 737 drill holes of which 676 drill holes from Quaterra and Anaconda (sometimes referred to as the Metech holes) were used. The 61 holes removed included holes with limited or no information on the assays (Pangea Gold 1991, Superior, USBM 1952, Anaconda 1955-57), and six Quaterra holes outside the model limits. Of the 676 holes used, there are 280 Anaconda (Metech) RC holes and 396 Quaterra holes (58 core and 338 RC holes). These drill holes traversed 257,895 feet, producing 51,258 total copper sample assay values at a nominal five feet in length.

A total of 151 drill holes totaling 80,800 feet were added to the database used for the resource estimation. These included two holes for which data was unavailable at the time of the last estimate, but did not include three 2011 holes which were outside the model limits.

The variables available in the database are for total copper from Quaterra and Anaconda intervals, and acid-soluble copper, a limited number of ferric sulfate soluble (QLT) copper assays and a very limited number of cyanide leach copper assays from Quaterra holes.

1.5.3             Compositing

The assay data was composited using a 10-foot “zone method”. The zone method is a variant of down hole compositing, with the distinction that the composite begins as the drill interval enters a rock code zone. This method tends to reduce averaging composites across zones. The process first used DataMine® to assign a MinZone to each 25x25x20-foot block within the model specified in Table 1-3. When the majority of a block fell within the interpreted MinZone wireframe it was assigned the appropriate code. These coded blocks were then imported into MicroModel® and used to “back-mark” each composite using a simple majority rule. No capping was applied. Table 1-3 presents the MinZone codes used in the model. Initial codes of alluvium, oxide, oxide and chalcocite mix, and sulfide were 10, 20 and 30 respectively. These codes were altered by the addition of 1 if the assays, composites or blocks fell within a 0.12% Cu grade envelope predicted by indicator kriging. The codes were also altered by the addition of 100 if the data was within a modeled dike.

Table 1-3: MinZone Codes and Density

MinZone Code	Description	Density (cu.ft/ton)
0	Air and previously mined pit	Air (0) and Mined (12.5)
5, 6, 105, 106	Alluvium	12.5
10, 11, 110, 111	Oxide zone	12.5
20, 21, 120, 121	Chalcocite mix zone	12.5
30, 31, 130, 131	Sulfide zone	12.5
9999	Undefined	12.5

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1.5.4             Geostatistical Analysis and Variography

A total of twenty-two (21 directional and a omni-directional) variograms were calculated using MicroModel® for each MinZone within each area. The program searches along each direction for data pairs within a 12.5 -degree window angle and 5-feet tolerance band. All experimental variograms are inspected so that spatial continuity along a primary, secondary and tertiary direction can be modeled.

Each variogram model was then validated using the “jackknifing” method. This method sequentially removes values and then uses the remaining composites to krige the missing value using the proposed variogram.

1.5.5             Kriging and Resource Classification

Table 1-4 presents the search and kriging parameters employed in the resource model. The composite and block codes were used to determine which composites were selected to estimate a particular block.

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Table 1-4: Kriging and Search Parameters

Tt used a two-part approach to classify the total copper resources. This approach takes into account the spatial distribution of the drilling, the distance to the nearest data points used to estimate a block, and finally the relative kriging error generated by the estimate. Tt has found this approach to be very robust and provide highly reproducible results. The following points detail this approach:

1.

A measured block requires 16 samples, with a maximum of five samples per sector in a six sector search pattern and a maximum of 2 composites coming from a single drill hole. This implies that in most cases, for a block to be classified as measured there must be a least 8 drill holes in four cardinal directions.

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2.

The constraints for an indicated block are not as stringent for a measured block. An indicated block requires a minimum of 6 samples, with a maximum of 4 samples per sector in a sector search pattern and a maximum number of 2 samples coming from a single drill hole. This implies that for most cases an indicated block must have at least 3 drill holes in three of the four cardinal directions.

3.

Relaxing the constraints even more, a inferred block requires a minimum of 2 samples, with a minimum of 2 samples per sector in a sector search pattern and a maximum of 2 composites from a single drill hole. This implies that an inferred block must have a least one drill hole from one of the four cardinal directions.

In addition to the search parameters, kriging error comes into play when determining if a block falls into a particular class. Tt has found that by plotting the kriging error as a log-probability plot, there is a natural break in the distribution which signifies when the error is too great to allow a block to be classified as measured or indicated. In the case of the MacArthur deposit, any block with a kriging error of 0.75 or greater was classified as inferred.

1.5.6          Estimated Resources

Table 1-5 presents the measured + indicated resources, and Table 1-6 presents the inferred resources. The base case cutoff grade for the leachable resource is 0.12% Cu (or TCu) while the base case cutoff grade for the primary sulfide resources is 0.15% Cu. Both of these values are representative of actual operating cutoff grades in use as of the date of this report. It is Tt’s opinion that the MacArthur Mineral Resources meet current CIM definitions for classified resources.

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Table 1-5: Measured + Indicated Copper Resources

MEASURED+INDICATED COPPER RESOURCES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA May 2011
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	3,401	0.720	48,974
	0.40	6,730	0.583	78,485
	0.35	10,092	0.513	103,544
	0.30	16,251	0.441	143,171
	0.25	29,859	0.364	217,075
	0.20	65,421	0.286	374,601
	0.18	89,306	0.260	465,106
	0.15	125,659	0.233	585,822
	0.12	159,094	0.212	675,513
Primary Material (MinZone 30)	0.50	98	0.720	1,411
	0.40	193	0.586	2,263
	0.35	273	0.523	2,857
	0.30	354	0.478	3,382
	0.25	507	0.416	4,216
	0.20	670	0.369	4,938
	0.18	796	0.340	5,414
	0.15	1,098	0.292	6,408

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Table 1-6: Inferred Copper Resources

TABLE 1-6: INFERRED COPPER RESOURCES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA May 2011
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	4,294	0.657	56,423
	0.40	9,656	0.538	103,899
	0.35	15,357	0.477	146,444
	0.30	25,851	0.414	213,788
	0.25	43,695	0.356	311,108
	0.20	82,610	0.293	483,929
	0.18	109,920	0.267	587,412
	0.15	166,930	0.232	774,889
	0.12	243,417	0.201	979,510
Primary Material (MinZone 30)	0.50	10,644	0.819	174,413
	0.40	18,442	0.653	240,742
	0.35	23,316	0.594	277,181
	0.30	33,831	0.511	345,415
	0.25	53,060	0.423	449,312
	0.20	89,350	0.341	609,188
	0.18	101,375	0.323	654,680
	0.15	134,900	0.283	764,074

1.6                METALLURGY

Considering both recent and historical test work, along with information from previous mining operations at the MacArthur site, the design basis for this PEA considers a ROM heap leach operation with processing of the pregnant leach solution (PLS) through traditional solvent extraction / electrowinning (SX/EW). Copper extraction is predicted to range between 60 and 70 percent depending on material type. Acid consumption projections range between 30 and 35 pounds of acid per ton of material. The historic MacArthur Pit contains 133 million tons of oxide material which is predicted to yield 70% copper extraction with acid consumption of 30 pounds of acid per ton of material leached. Material from the MacArthur pit is predominately mined and processed over the first 7 years of operation.

The leach pad will be constructed using an HDPE liner system meeting Nevada requirements (NR 455). Conventional solvent extraction will be used. Electrowinning will include permanent mother blank stainless steel technology and harvesting of Grade A copper cathode on a 7 day pull schedule. All process facilities will incorporate proven industry standard designs and equipment.

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It is recommended that additional metallurgical test work be performed for the pre-feasibility study (PFS), to better understand the metallurgy of this project. A preliminary test program design for the PFS is discussed in Section 26 of this PEA.

The MacArthur Project has a long history of metallurgical testing from 1976 through 2011 including bottle roll and column leach testing and full scale heap leach operations. Anaconda performed the first test work in 1976 and multiple subsequent owners continued test work through 2011. The most comprehensive test work was performed by the current owner, Quaterra Alaska, Inc., during 2010 and 2011. Quaterra ran a substantial number of bottle roll leach tests along with 32 column leach tests on 26 new PQ size core drill holes. These drill holes provided reasonable representivity of the MacArthur Project mineral resources. The testwork, both historic and that most recently performed, shows the mineralized material is amenable to standard heap leaching with good copper extraction.

The MacArthur Project deposits generally consist of oxidized copper caps transitioning through a mixed oxide/secondary sulfide interface into primary sulfides at depth. Of the 271 million tons of acid soluble material, 185 million tons is classified as oxide, and 86 million tons is classified as mixed or secondary sulfide mineralization.

Arimetco operated a run of mine (ROM) heap leach/solvent extraction / electrowinning facility from 1989 through 1998 leaching low grade oxide stockpile material. Additionally, 6.1 million tons of ROM oxide ore from the historic MacArthur pit was leached by Arimetco at the Yerington Site.

1.7                ECONOMIC ASSESSMENT

The mine and process facilities include a heap leach pad, solvent extraction / electrowinning facilities, a sulfuric acid plant with power plant, and the necessary infrastructure to support the mine and process facilities. The initial capital cost for the mine and process facilities are estimated to be $232.75 million with an additional $147.57 million in sustaining capital. The sustaining capital includes a phased expansion of the heap leach pad, additional mine equipment, and mobile equipment replacement throughout the life of mine. Closure and reclamation costs at the end of the 18 year mine life are estimated to be an additional $82.96 million including a salvage value for equipment and materials at mine closure.

The overall life of mine operating cost for the facilities is $1.89 per pound of recovered copper and includes mining, solvent extraction / electrowinning, sulfuric acid plant, general and administrative cost, and transportation cost to transport the final cathode copper product to market.

The Net Present Value (NPV) was calculated based on an average annual copper production of 41.5 million pounds of copper per year and a price of copper of $3.48 per pound. The Project will generate after tax NPV of $201.57 million at a discount rate of 8% with an Internal Rate of Return of 24.2% and a payback period of 3.1 years.

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1.8                CONCLUSIONS AND RECOMMENDATIONS

Quaterra intends to develop the MacArthur Copper Project as a stand-alone project; however, other mineral resources owned by Singatse Peak Services (SPS), a subsidiary of Quaterra Alaska Inc. at the Yerington mine may be added to the development as appropriate. The MacArthur Copper Project has shown potential for development as a large scale copper oxide heap leach operation.

The following additional work is recommended as part of a pre-feasibility study to advance the project.

a)

Additional exploration and delineation drilling to better define the resource, particularly in the area north of the MacArthur pit and at depth, reduce technical risk and increase the project resources.

b)	Update the project resource model with the additional drilling information.

c)	Optimize the mine plan based on the new resource model.

d)	Additional metallurgical test work to confirm the extraction rates and acid consumption as outlined in Section 26.

e)	Confirm the design parameters for the heap leach pad, including lift height, irrigation rate and inter-lift liners.

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2                   INTRODUCTION

2.1                GENERAL

Quaterra Alaska, Inc.’s parent company, Quaterra Resources, Inc. (NYSE Amex: QMM; TSX-V: QTA), with headquarters located in Vancouver, British Columbia, Canada, is a mineral exploration company focused on making significant base and precious metals discoveries in North America. The company also has a local office located in Yerington, Nevada.

Quaterra requested a number of consultants to provide a Preliminary Economic Assessment Technical Report, compliant with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects, for the MacArthur Copper Project located in Lyon County, Nevada, approximately 75 miles southeast of Reno, Nevada. Tetra Tech MM, Inc. of Golden, Colorado, was commissioned to prepare an update of the resource estimate and provide a review of the metallurgical test work. Independent Mining Consultants, Inc. (IMC) of Tucson, Arizona, was commissioned to provide the mining methods and pit design. SRK Consulting (U.S.), Inc. of Reno, Nevada, was commissioned to provide the environmental and permitting review; and M3 Engineering & Technology Corporation of Tucson, Arizona, was commissioned to provide the process and infrastructure, capital and operating costs, and the economic assessment for the project.

2.2                PURPOSE OF REPORT

The purpose of this report is to present updated mineral resource information and a mine production plan, process and metallurgical testing information, infrastructure, capital and operating costs, a preliminary economic analysis, and other relevant data and information for the MacArthur Copper Project since the issuance of the updated mineral resource estimate 43-101 Technical Report dated January 21, 2011. It is the intent of Quaterra to continue to develop the MacArthur Copper Project with possible integration of other resources within the Yerington mining district.

The effective date of this report is May 23, 2012.

2.3                SOURCES OF INFORMATION

This report is based on data supplied by Quaterra with the use of historic data from Anaconda, Pangea Explorations (Pangea), North Exploration LLC (North), Bear Creek Mining Company, The Superior Oil Company (Superior), U.S. Bureau of Mines, and Arimetco International, Inc. (Arimetco). Drilling and sampling at the MacArthur site started in 1955 with Anaconda and has continued through November 2011 with Quaterra’s last exploration program.

The information presented, opinions and conclusions stated, and estimates made are based on the following information:

  Source documents used for this report as summarized in Section 27,

  Assumptions, conditions, and qualifications as set forth in this report,

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MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

  Data, reports, and opinions from prior owners and third-party entities, and

  Personal inspection and reviews.

Tetra Tech, in the preparation of its sections, has not independently conducted any title or other searches, but has relied upon Quaterra for information on the status of claims, property title, agreements, permit status, and other pertinent conditions. In addition, Tetra Tech has not independently conducted any sampling, mining, processing, economic studies, permitting or environmental studies on the property.

Information provided by Quaterra includes:

  Assumptions, conditions, and qualifications as set forth in the report,

  Drill hole records,

  Property history details,

  Sampling protocol details,

  Geological and mineralization setting,

  Data, reports, and opinion from prior owners and third-party entities, and

  Copper and other assays from original records and reports.

Additional information provided by third-party entities includes a Preliminary Column Leach Study prepared by METCON Research, dated December 2011 and a Scoping Study dated March 2012 for the Re-mining and Processing of Residual Ore Stockpiles and Tailings at Yerington prepared by SRK Consulting.

2.4                CONSULTANTS AND QUALIFIED PERSONS

Quaterra contracted a number of consultants, including M3 Engineering & Technology Corporation, to provide a review of prior and new work on the project and to prepare technical and cost information to support a Preliminary Economic Assessment (PEA) and this Technical Report. M3 Engineering & Technology Corporation was responsible for defining the process facilities, infrastructure, capital cost, operating cost, preliminary financial assessment, and integrating the work by other consultants into a final Technical Report compliant with the Canadian National Instrument 43-101 standards.

Mr. Myron R. Henderson, P.E., of M3 Engineering and Technology Corporation is the principal author and Qualified Person responsible for preparation of this report. Mr. Henderson visited the site on November 30, 2011 and December 1, 2011 to review the physical conditions and the existing infrastructure at site. Other contributing authors and Qualified Persons responsible for preparing sections of this report include Dr. Rex C. Bryan of Tetra Tech, Dr. Richard W. Jolk, P.E. of Tetra Tech, Mr. Herbert E. Welhener of Independent Mining Consultants, Inc. (IMC), and Mr. Mark Willow of SRK Consulting (U.S.) Inc.

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Dr. Rex C. Bryan, Ph.D., of Tetra Tech is the Qualified Person responsible for preparation of the property description, property history, geological setting and mineralization, deposit types, exploration, drilling, sample preparation and security, data verification, and description of adjacent properties. These sections of the report were taken or updated from the MacArthur Copper Project NI 43-101 Technical Report, Lyon County, Nevada, USA dated January 21, 2011 prepared by Mr. John W. Rozelle, P.G., Principal Geologist of Tetra Tech. Dr. Bryan was also responsible for preparation of the updated resource estimate. Dr. Bryan visited the site in September 2011 for a physical review of sample preparation and security procedures, as well as discussions with geologists and individuals regarding data handling and project geology. It is Dr. Bryan’s opinion that there were no deficiencies in the company’s protocols or procedures.

Mr. Herbert E. Welhener, MMSA-QPM, of IMC was responsible for preparation of the mining methods. Mr. Welhener visited the site on November 30, 2011 and December 1, 2011 to inspect the physical conditions at the site and the existing MacArthur pit.

Dr. Richard W. Jolk. P.E., Ph.D., of Tetra Tech was responsible for the review of the new and historical metallurgical test work and preparation of the mineral processing and metallurgical testing section of this report. Dr. Jolk visited the site on February 20, 2012, March 19, 2012, and April 17, 2012.

Mr. Mark A. Willow, M.Sc., C.E.M. #1832, of SRK Consulting was responsible for the preparation of the environmental studies, permitting and social impact section of this report. Mr. Willow visited the site on January 30, 2012 and April 17, 2012.

2.5                DEFINITION OF TERMS USED IN THIS REPORT

Unless explicitly stated, all units presented in this report are in the Imperial System (i.e. short tons, miles, feet, inches, pounds, percent, parts per million, and troy ounces). All monetary values are in United States (US) dollars unless otherwise stated.

Common units of measure and conversion factors used in this report include: Linear Measure:

1 inch = 2.54 centimeters
1 foot = 0.3048 meter
1 yard = 0.9144 meter
1 mile = 1.6 kilometers

Area Measure:

1 acre = 0.4047 hectare
1 square mile = 640 acres = 259 hectares

Capacity Measure (liquid):

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1 US gallon = 4 quarts = 3.785 liter
1 cubic meter per hour = 4.403 US gpm

Weight:

1 short ton	= 2000 pounds	= 0.907 tonne
1 pound	= 16 oz	= 0.454 kg
1 oz (troy)	= 31.103486 g

Analytical Values:

	percent	grams per	troy ounces per
		metric tonne	short ton
1%	1%	10,000	291.667
1 gm/tonne	0.0001%	1.0	0.0291667
1 oz troy/short ton	0.003429%	34.2857	1
10 ppb			0.00029
100 ppm			2.917

Frequently used acronyms and abbreviations:

ac- ft	=	acre feet
ACu or AsCu	=	Acid Soluble Copper Assay
Ag	=	silver
Au	=	gold
Ag oz/t	=	troy ounces silver per short ton (oz/ton)
Au oz/t	=	troy ounces gold per short ton (oz/ton)
BADCT	=	Best Available Demonstrated Control Technology
BLM	=	Bureau of Land Management
CIM	=	Canadian Institute of Mining, Metallurgical, and Petroleum
CNCu	=	Cyanide Soluble Copper Assay
EPA or USEPA	=	United States Environmental Protection Agency
EIS	=	Environmental Impact Statement
°F	=	degrees Fahrenheit
FA	=	Fire Assay
ft	=	foot or feet

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ft2	=	square foot or feet
ft3	=	cubic foot or feet
GCL	=	Geosynthetic Clay Liner
g	=	gram(s)
gpl	=	grams per liter
gpm	=	gallons per minute
h	=	hour
HDPE	=	High Density Polyethylene
km	=	kilometer
kV	=	kilovolts
kWh	=	Kilowatt hour
kWh/t	=	Kilowatt hours per ton
l	=	liter
lb(s)	=	pound(s)
lbs/ft3	=	pounds per cubic foot
LME	=	London Metal Exchange
MW	=	megawatts
NDEP	=	Nevada Division of Environmental Protection
NEPA	=	National Environmental Policy Act
NSR	=	net smelter return
PEA	=	Preliminary Economic Assessment
PFS	=	Preliminary Feasibility Study
PLS	=	Pregnant Leach Solution
PoO	=	Plan of Operations
ppm	=	parts per million
ppb	=	parts per billion
QLT	=	Quick Leach Test, also Ferric Soluble Copper
RC	=	reverse circulation drilling method
ROD	=	Record of Decision
SCFM	=	standard cubic feet per minute
SX/EW	=	Solvent extraction & electrowinning
TCu	=	Total Copper Assay

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ton	=	short ton(s)
tph	=	tons per hour
tpy	=	tons per year
tpm	=	tons per month
tpd	=	tons per day
tph	=	tons per hour
μm	=	micron(s)
VLT	=	Vat Leach Tailings
%	=	percent

Abbreviations of the Periodic Table

actinium = Ac	aluminum = Al	americium = Am	antimony = Sb	argon = Ar
arsenic = As	astatine = At	barium = Ba	berkelium = Bk	beryllium = Be
bismuth = Bi	bohrium = Bh	boron = B	bromine = Br	cadmium = Cd
calcium = Ca	californium = Cf	carbon = C	cerium = Ce	cesium = Cs
chlorine = Cl	chromium = Cr	cobalt = Co	copper = Cu	curium = Cm
dubnium = Db	dysprosium = Dy	einsteinum = Es	erbium = Er	europium = Eu
fermium = Fm	fluorine = F	francium = Fr	gadolinium = Gd	gallium = Ga
germanium = Ge	gold = Au	hafnium = Hf	hahnium = Hn	helium = He
holmium = Ho	hydrogen = H	indium = In	iodine = I	iridium = Ir
iron = Fe	juliotium = Jl	krypton = Kr	lanthanum = La	lawrencium = Lr
lead = Pb	lithium = Li	lutetium = Lu	magnesium = Mg	manganese = Mn
meltnerium = Mt	mendelevium = Md	mercury = Hg	molybdenum = Mo	neodymium = Nd

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3                   RELIANCE ON OTHER EXPERTS

The MacArthur Copper Project has been an operating mine for several years during the 1990’s and has been the subject of numerous written reports. The reports were prepared by mining consulting firms on behalf of the owners or operators of the property at the time. M3 Engineering and Technology Corporation (M3) have relied on the information provided by Quarterra Resources, Inc., its consultants, and the information provided in the numerous reports on the Project. The key reports relied on are listed below:

a)	John W. Rozelle, P. G., Principal Geologist, Tetra Tech MM, Inc., “MacArthur Copper Project, NI 43-101 Technical Report, Lyon County, Nevada, U.S.A.” dated January 21, 2011.

b)	Rodrigo R. Carneiro, MS, Director, METCON Research, “MacArthur Project Preliminary Column Leach Study (Volume I)” dated December 2011.

c)

J. Pennington, Principal Mining Geologist, Kent Hartley, Senior Mining Engineer, Jim Lommen, Associate-Principal Metallurgist, Mark Willow, Principal Environmental Scientist; SRK Consulting (USA), Inc.; “Scoping Study for the Re-mining and Processing of Residual Ore Stockpiles and Tailings, Yerington Copper Mine, Lyon County, Nevada” dated March 14, 2012.

M3 Engineering & Technology Corporation has relied on Information provided by Dr. Rex C. Bryan of Tetra Tech who authored Section 14 – Mineral Resource Estimate. Dr. Bryan also reviewed the information from the January 21, 2011, technical report by John W. Rozelle of Tetra Tech MM, Inc. regarding Section 4 – Property Description; Section 5 – Accessibility, Climate, Local Resources, Infrastructure, and Physiography; Section 6 – History; Section 7 – Geological Setting and Mineralization; Section 8 – Deposit Types; Section 9 – Exploration; Section 10 – Drilling; Section 11 – Sample Preparation, Analysis and Security; Section 12 – Data Verification; and Section 23 – Adjacent Properties. Dr. Bryan is the Qualified Person responsible for these sections in the current report.

M3 has relied on Dr. Richard W. Jolk, P.E. of Tetra Tech MM, Inc. who authored Section 13 – Mineral Processing and Metallurgical Testing. M3 reviewed the work performed by Tetra Tech and are in agreement with the conclusions reached regarding copper recoveries and acid consumption.

M3 has relied on Mr. Herbert E. Welhener of Independent Mining Consultants, Inc. (IMC) who authored Section 16 – Mining Methods and also provided capital and operating costs for the mine operation.

M3 has relied on Mr. Mark A. Willow of SRK Consulting who authored Section 20 – Environmental Studies, Permitting and Social or Community Impact.

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4                   PROPERTY DESCRIPTION AND LOCATION

4.1                LOCATION

The MacArthur Copper Property is located near the geographic center of Lyon County, Nevada, USA along the northeastern flank of the Singatse Range approximately seven miles northwest of the town of Yerington, Nevada (Figure 4-1 and Figure 4-2). The property is accessible from Yerington by approximately five miles of paved roads and two miles of maintained gravel road. Topographic coverage is on US Geological Survey “Mason Butte” and “Lincoln Flat” 7.5' topographic quadrangles. The nearest major city is Reno, Nevada approximately 75 miles to the northwest.

4.2                PROPERTY OWNERSHIP

The property consists of 470 unpatented lode claims totaling approximately 9700 acres on lands administered by the US Department of Interior - Bureau of Land Management (BLM) (Figure 4-3). Sixty one claims are held by Quaterra by means of a mineral lease with option to purchase, executed on August 27, 2005, followed by three amendments dated January 16, 2007, August 6, 2007, and January 9, 2011. The agreement gives Quaterra the right to purchase the claims from North Exploration by making three annual payments of $524,000 (option balance) plus interest at the rate of six percent per annum by January 15, 2013. Quaterra’s purchase is subject to a two percent Net Smelter Return (NSR) royalty with a royalty buy down option of $1,000,000 to purchase one percent of the NSR, leaving a perpetual one percent NSR. The agreement with North Exploration is in good standing. The remaining 409 claims were staked as lode mining claims by Quaterra. These claims are in good standing with all annual payments to the BLM and Lyon County having been paid.

A portion of the MacArthur claim group is also included in the area referred to as the “Royalty Area” in Quaterra Resource's purchase agreement for the acquisition of Arimetco’s Yerington properties. Under this agreement, MacArthur claims within this area (as well as the Yerington properties) are subject to a two percent NSR production royalty derived from the sales of ores, minerals and materials mined and marketed from the property up to $7,500,000. The northernmost limit of the Royalty Area is shown in Figure 4-3.

Quaterra’s claims are located in sections 2 and 3, Township 13 North, Range 24 East; in sections 10-15, 22-27, and 34-36, Township 14 North, Range 24 East; and in sections 18- 20 and 29-31, Township 14 North, Range 25 East, Mount Diablo Base & Meridian. Claim outlines and boundaries are displayed on Figure 4-2 and Figure 4-3 and a complete listing of the claims with serial numbers is included in Appendix B.

4.3                MINERAL TENURE AND TITLE

All claims on the project are unpatented lode-mining claims, and as such require a Federal annual maintenance fee of $140 each, due by 12:00 PM (noon) of September 1 of each year. Further, each lode claim staked in Nevada requires an Intent to Hold fee of $10.50 each, plus a $4.00 filing fee, due 60 days after September 1 of each year. All fees for all claims within the project have been paid in a timely manner and all claims are current.

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All claims were staked by placing a location monument (two- by two-inch wood post) along the center line of each claim and two- by two-inch wood posts at all four corners, with all posts properly identified in accordance with the rules and regulations of the BLM and the State of Nevada. Maximum dimension of unpatented lode claims is 600 feet x 1500 feet. The author observed various location monuments and claim corners during the field examination. No legal survey of the claims has been undertaken.

4.4                RELEVANT INFORMATION

Quaterra’s 2007-2008 core and reverse circulation exploration drilling programs were approved by the BLM at the Notice of Intent level supported by posting of a $37,075 bond (File Name: NVN-083324, 3809, (NV-033)). Quaterra is currently conducting exploration under a BLM Plan of Operations / Environmental Assessment (File name 3809 (NV923Z), BLM Bond Number NVB001150) and under Reclamation Permit #0294 with the Nevada Division of Environmental Protection.

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NEVADA
Map Area
Reno
Reno / Tahoe International Airport
Truckee
80
STOREY
Ramsey
WASHOE
VIRGINIA RANGE
Washoe Summit
Mount Davidson
Virginia City
Devil's Gate
Lakeview Summit
Carson City
CARSON CITY
NEVADA
LYON
PINE NUT
MOUNTAINS
Wabuska
Walker
MacArthur Copper Project
Yerington
DOUGLAS
Gardnerville
SIERRA
NEVADA
WASSUK RANGE
0 2 4 6 8 10
Scale in Miles
N
West Walker
Tippecanoe
ALPINE

TETRA TECH

DATE OF ISSUE:	CLIENT NAME:
11/21/2008	QUATERRA ALASKA INC.
PROJECT NO. 114-310920	PROJECT NAME:
DRAWING FILE NAME: Fig4-1.cdr	MACARTHUR COPPER PROPERTY

FIGURE 4-1
GENERAL LOCATION MAP
MACARTHUR COPPER PROJECT

Figure 4-1: General Location Map

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MACARTHUR
CLAIM BLOCK
R24E
R25E
Alt 95
to Fernley
and
Reno
MacArthur Pit
& Waste dump
Luzier
Lane
Alt 95
T14N
T13N
Area of
Bear
Deposit
to Fallon
and
Hawthorne
Mason Pass
Road
Ann Mason
Deposit
Yerington Pit
YERINGTON
Hwy 339
Nevada Copper
Pumpkin Hollow Deposits
N
0
1.5
3
miles

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH	QUATERRA ALASKA, INC.	Fig4-2.cdr	**Figure 4-2**
	Project: MacArthur Copper Project	Project Number: 114-311166	**Regional Layout of the**
	Project Location: Lyon County, Nevada	Date of Issue: 06/11/2012	**Yerington Area**

Figure 4-2: Regional Layout May

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N
R24E
R25E
Northern Limit of
Royalty Area
MacArthur Pit
& Waste dump
Mason Pass
Road
T14N
T13N
0
2,000
4,000
feet

Issued for:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH	QUATERRA ALASKA, INC.	Fig4-3.cdr	**Figure 4-3 Location of Quaterra Claims and Property Position**
	Project: MacArthur Copper Project	Project Number: 114-311166	
	Project Location: Lyon County, Nevada	Date of Issue: 06/12/2012

Figure 4-3: MacArthur Property May

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5                   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1                ACCESSIBILITY

Access to the property from the town of Yerington is approximately three miles north along US Highway ALT 95 to Luzier Lane, then west approximately two miles by pavement to the Mason Pass road, an improved county gravel road leading two miles northerly to the property (Figure 4-2). Property entry is along a 100-foot wide improved gravel mine road that accessed the MacArthur open pit copper mine during the 1990s. Beyond the MacArthur pit area are several historic two-track dirt roads that provide access throughout the property.

5.2                CLIMATE

Elevations on the property range from 4,600 to 5,600 feet as low-rolling to moderately steep terrain, sparsely covered by sagebrush interspersed with low profile desert shrubs. There are no active streams or springs on the property. All gulches that traverse the property are dry year-round. The climate is temperate, characterized by cool winters with temperatures between zero and 50 °F and warm to hot summers with temperatures between 50 and 100 °F. Average annual precipitation is estimated at three to eight inches per year, with a significant part of this total precipitation falling as snow and increasing with elevation. Work can be conducted throughout the year with only minor stoppage during winter months due to heavy snowfall or unsafe travel conditions when roads are particularly muddy.

5.3                LOCAL RESOURCES AND INFRASTRUCTURE

The nearest incorporated town is the agricultural community of Yerington located seven miles to the southeast along improved gravel roads and pavement. Formerly an active mining center from 1953 to 1978 when Anaconda operated the Yerington copper mine and from 1995 to 1997 when Arimetco operated the MacArthur oxide copper mine, Yerington now serves as a base for three active exploration groups: Quaterra Resources, Inc. (MacArthur and Yerington copper properties held by Quaterra Alaska and Singatse Peak Services, respectively), Entrée Gold Inc. (Ann Mason copper-molybdenum property), and Nevada Copper Corporation (Pumpkin Hollow Copper Project) as displayed on Figure 4-2. Yerington hosts a work force active in, qualified for, and familiar with mining operations within a one-hour drive to the property.

Yerington offers most necessities and amenities including police, hospital, groceries, fuel, regional airport, hardware, and other necessary items. A propane-fired 220 megawatt electrical generating power plant, operated by NV Energy, is located approximately 12 road miles north of Yerington accessed off State Highway 95A. The Wabuska railhead is located approximately ten miles north of Yerington along State Highway 95A, two miles north of the turnoff to the power plant. Drilling supplies and assay laboratories can be found in Reno, a 1.5 -hour drive from Yerington. Reverse circulation drilling contractors are found in Silver Springs, Nevada 33 miles north of Yerington and in Winnemucca and Elko, Nevada areas, from three to five driving hours from Yerington.

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During the Arimetco operating period, approximately 6.1 million tons of leach ore mined from the MacArthur pit was trucked approximately five miles south to the former Anaconda Yerington mine site onto leach pads (with approved liners). Leach pad sites and ancillary facilities for the MacArthur Project are proposed on unpatented claims controlled by Quaterra located northeast of the MacArthur pit, as discussed in Section 18 of this report (Figure 18-1).

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6                   HISTORY

6.1                PROPERTY HISTORY

Following the early 1860’s bonanza silver discoveries along the Comstock Lode in the Virginia City mining district, prospectors stepped out 30 miles to the southeast to investigate the colorful oxide copper showings along the Singatse Range within the present-day Yerington mining district (Figure 6-1). A majority of the early work (earliest recorded date of 1883) concentrated on contact-metamorphic replacement copper deposits hosted in limestone or limey sedimentary rocks clustered from four to six miles south-southwest of the MacArthur property (Moore, 1969). These contact copper deposits were mined on a small scale, shipping 2,000 to 1.7 million tons of copper ore. Most of this early activity took place before and during World War I. Tingley, et al (1993) estimates production from the Yerington district at over 85 million pounds of copper from 1905 to 1920, ostensibly with very little contribution from the shallow prospects in the MacArthur area.

After the 1920s, only minor copper production is recorded from the contact replacement prospects and mines (Moore, 1969). The largest nearby operation, located in the Buckskin mining district approximately five miles northwest of the MacArthur property, was the Minnesota Mine where copper was mined in the early 1920s, but sizeable production of skarn (contact) magnetite iron ore began in 1952 with approximately four million tons of ore produced by the end of 1966.

During the 1940s, Anaconda geologists investigated copper showings over the MacArthur property and conducted pre-development drilling over the present day Yerington Mine. US Government-funded strategic minerals exploration in the early 1950s supported Anaconda’s initial development of the Yerington mine (fully funded by Anaconda following expiration of strategic minerals funding in the late 1950s). During 1953 to 1978, Anaconda produced 162 million tons of 0.55% Cu ore amounting to over 1.75 billion pounds of copper from a single open pit mine known as the Yerington Mine located five miles south of the MacArthur property (Tingley, et al, 1993). Oxide and sulfide copper ores, hosted in a Middle Jurassic porphyry system of granodiorite, quartz monzonite, and quartz monzonite porphyry dike swarms, were extracted from the Yerington Mine.

Anaconda, the US Bureau of Mines, Bear Creek Mining Company, Superior Oil and others conducted mineral exploration campaigns at the MacArthur property from the mid-1940s through the early 1970s. The most significant program was conducted in 1972 to 1973 by Anaconda following an extensive trenching and drilling program that resulted in a non-NI 43-101 compliant 13 million tons of plus 0.4% Cu mineralization (Heatwole, 1978).

During the late 1980s, Arimetco permitted heap leaching sites at the Yerington mine site with feed sourced from Yerington mine dumps, oxide stockpiles, and vat leach tailings. Arimetco expanded their operations to include approximately 6.1 million tons grading about 0.30% Cu mined from 1995 to 1997 from what is now the present day MacArthur pit. Based on 1972 and 1973 Anaconda drilling, Arimetco published a non-NI 43-101 compliant reserve of 29 million tons of 0.28% Cu ore remaining in the planned MacArthur pit (MineMarket.com, 2000).

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Macarthur Pit
and Waste Dump
Yerington Pit
Yerington
Contact
Deposit
Area
Singatse Range
Mason Valley
Wassuk Range
0
1.5
3
Scale in Miles

TETRA TECH	Drawing Provided by/Prepared for: QUATERRA ALASKA, INC.	File Name: Fig6-1.odr
	Project: MacArthur Copper Project	Project Number: 114-310920
	Project Location: Lyon County, Nevada	Date of Issue: 11/24/2008

Figure 6-1
Major Physiographic Features

Figure 6-1: Major Physiographic Features

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6.2                HISTORICAL RESOURCES

Anaconda, the US Bureau of Mines, Bear Creek Mining Company, Superior Oil and others conducted mineral exploration campaigns at the MacArthur property from the mid-1940s through the early 1970s. The most significant program was conducted in 1972 to 1973 by Anaconda following an extensive trenching and drilling program that resulted in a non-NI 43-101 compliant estimate of 13 million tons of plus 0.4% Cu mineralization (Heatwole, 1978).

During the late 1980s, Arimetco permitted heap leaching sites at the Yerington mine site with feed sourced from Yerington mine dumps, oxide stockpiles, and vat leach tailings. Arimetco expanded their operations to include approximately 6.1 million tons grading about 0.30% Cu mined from 1995 to 1997 from what is now the present day MacArthur pit. Based on 1972 and 1973 Anaconda drilling, Arimetco published a non-NI 43-101 compliant reserve of 29 million tons of 0.28% Cu ore remaining in the planned MacArthur pit (MineMarket.com, 2000).

6.3                HISTORIC MINING

The MacArthur Project area has seen limited historic mining activity, and there is no indication of any historic, small-scale, artisanal mining activity. The most recent activity occurred between 1995 and 1997, when Arimetco mined a limited tonnage of surface oxide copper for heap leaching at the historic Yerington Mine site. No consistent, large-scale mining has occurred on the site.

6.4                HISTORIC METALLURGICAL TESTWORK AND MINERAL PROCESSING

The metallurgical testwork performed on material from the MacArthur property is dated and focused on leach performance of material typical of what was historically mined from the MacArthur pit. Anaconda, Bateman Engineering (Bateman), and Mountain States R&D International (Mountain States) have all performed various metallurgical testwork for the MacArthur property.

Anaconda completed bottle roll and vat leaching tests on crushed ore. Anticipated recoveries ranged from 82 to 85% of total copper while consuming 4 to 5 pounds acid per pound recovered copper. Bateman ran 18 and 24-inch diameter 20-foot high column leach tests on run-of-mine ore and achieved 50 to 60% recovery of total copper while consuming 3 to 4 pounds acid per pound copper. Mountain States testing consisted of crushed un-treated ore and acid-cured ore column leach testing at 1.5 and 2.5 inch sizes. Mountain States estimated recoveries for the untreated ore at approximately 70% of soluble copper at a 2.5 inch crushed ore size with only slightly better recovery at a 1.5 inch size. Acid consumption was approximately 3 pounds acid per pound copper. Recoveries for the acid-cured ore were increased by 5 to 10%, and the indicated acid consumption was reduced by approximately 1 pound acid per pound copper. Acid-cured ore also leached faster than the un-treated ore, with recovery times going from 30 to 60 days down to less than 30 days.

A more detailed discussion concerning the historical metallurgy in light of the current metallurgical work can be found in Section 13, Mineral Processing and Metallurgical Testing.

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7                   GEOLOGICAL SETTING AND MINERALIZATION

7.1                REGIONAL GEOLOGY

The MacArthur Project area is located within the western Basin and Range Province in Nevada on the east side of the Sierra Nevada Mountains. Within the Basin and Range, north trending normal faults have down-dropped basins on either side of upland ranges. In a similar setting in western Nevada, the Singatse Range and Wassuk Range form the western and eastern boundaries, respectively, of Mason Valley. The MacArthur property, in the Yerington mining district, is located in the west-central portion of Mason Valley along the eastern slopes of the Singatse Range.

The regional geology is displayed on Figure 7-1 (Proffett and Dilles, 1984). The oldest rocks in the Yerington area of Mason Valley consist of an approximate 4,000-foot thick section of Late Triassic, intermediate and felsic metavolcanics and lesser sedimentary rocks, the McConnell Canyon Formation, associated with volcanic arc development along the North American continent during the Mesozoic.

This sequence is disconformably overlain by a series of Upper Triassic carbonates, clastic sediments, and volcaniclastics that are in turn overlain by the Norian (aka Mason Valley) Limestone, a massive limestone nearly 1,000 feet thick. During the Upper Triassic – Lower Jurassic, a section of limestones, clastic sediments, tuffs, and argillites, in part correlative with the Gardnerville Formation, were deposited. The Ludwig Limestone, containing gypsum, sandstone, and arkose, overlies the Gardnerville Formation.

Mesozoic plutonism, possibly related to the igneous activity that formed the Sierra Nevada Mountains, followed during the Middle Jurassic with emplacement of the Yerington batholith of granodiorite (field name) composition and the Bear quartz monzonite. Mesozoic plutonism, emplaced approximately 169 Ma (Proffett and Dilles, 1984), was closely followed by Middle Jurassic quartz monzonite porphyry dikes and dike swarms related to the Luhr Hill granite porphyry. Andesite and rhyolite dikes represent the final phase of Mesozoic igneous activity.

Mesozoic rocks were deeply eroded and then overlain by Mid-Tertiary tuffs and lesser sedimentary rocks. Coarser grained andesite dikes are tabbed as Tertiary. The entire package was subsequently faulted along north-trending, down-to-the-east dipping faults that resulted in extension and major westerly tilting.

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QUATERRA'S
MACARTHUR
CLAIM BLOCK
Yerington

(Proffett and Dilles, 1984)

TETRA TECH	QUATERRA ALASKA, INC.
Figure 7-1	Regional Geology Map Yerington District, Nevada

Figure 7-1: Regional Geology

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7.2                LOCAL GEOLOGY

The MacArthur Copper Property is one of several copper deposits and occurrences hosted in or related to Middle Jurassic intrusive rocks within the Yerington Mining District, Lyon County, Nevada. The Yerington area is underlain by early Mesozoic volcanic and sedimentary rocks now exposed along uplands in the Singatse Range to the west and the Wassuk Range to the east. These Mesozoic rocks were intruded by three Middle Jurassic batholiths, the oldest known as the McLeod Hill Quartz Monzodiorite (field map name granodiorite), followed by the Bear Quartz Monzonite that comprise the majority of outcropping rocks on the MacArthur property. A finer grained phase of the Bear Quartz Monzonite, known as the Border Phase Quartz Monzonite, occurs at the contact between the McLeod Hill Quartz Monzonite and the Bear Quartz Monzonite. These batholiths were subsequently intruded during the Middle Jurassic by the Luhr Hill Granite, the source of quartz monzonitic (or granite) porphyries, consisting of moderately to steeply north dipping quartz-biotite-hornblende porphyry dike swarms, responsible for copper mineralization, striking west-northwesterly across the MacArthur property as well as across the entire mining district.

The geologic record is absent until the middle Tertiary when basalt and voluminous ash flow tuffs were deposited over the Mesozoic rocks.

During advent of Basin and Range normal faulting, ca 18-17 Ma, this entire package of rocks was down-dropped to the east along northerly striking, east dipping, low-angle faults that flatten at depth creating an estimated 2.5 miles of west to east dilation-displacement (Proffett and Dilles, 1984). Such extension rotated the section such that the near vertically-emplaced batholiths were tilted westerly to an almost horizontal position. Pre-tilt, flat-lying younger volcanics now crop out as steeply west dipping units in the Singatse Range west of the MacArthur property. Easterly extension thus created a present-day surface that in plan view actually represents a cross-section of the geology.

7.3                PROPERTY GEOLOGY

The MacArthur property is underlain by two Middle Jurassic batholiths, granodiorite (McLeod Hill Quartz Monzodiorite) intruded by quartz monzonite, (Bear Quartz Monzonite) both of which are intruded by Middle Jurassic quartz porphyry hornblende and quartz porphyry biotite (hornblende) dikes. The north dipping porphyry dike swarms follow penetrative west-northwest and east-west structural fabrics. Narrow (<10 feet) fine grained andesite and rhyolite dikes, post porphyry diking, follow the same structural fabrics.

The McLeod Hill Quartz Monzodiorite, aka granodiorite, weathers as an irregularly orange stained, medium olive green, fine to medium grained rock underlying most of the northern and western parts of Quaterra’s claim block. Greenish epidote and minor orange limonite staining are present to common. Megascopic rock constituents include ~50% plagioclase, ~20% orthoclase, <20% quartz, 5 to 20% mafics (hornblende and biotite), 1 to 10% epidote, and minor magnetite and other opaques.

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The quartz monzonite, formal designation as Bear Quartz Monzonite, cropping out along the east part of the claim block and underlying the MacArthur pit, is beige to light gray to off white, fine to medium grained, hard but well-fractured, with minor textural variants. Megascopic constituents include ~30% orthoclase, ~30% plagioclase, ~ 20% quartz, and 5- to 10-percent hornblende. In bench walls at the MacArthur Pit, quartz monzonite hosts conspicuous light brown limonite banding (averaging 4 to 6 per foot) sub-parallel to the steeply north dipping, west-northwest trending quartz porphyry dikes. Along the eastern portions of the property, including the eastern third of the MacArthur pit, quartz monzonite assumes a light gray color due to widespread sodic-calcic alteration.

A phase known as the “border-phase quartz monzonite” is found at the top of the Bear Quartz Monzonite pluton (Proffett and Dilles, 1984) and is often mapped at the contact between the granodiorite and the quartz monzonite. The border-phase is finer-grained than the quartz monzonite and contains more abundant potassium feldspar.

Quartz-hornblende / biotite porphyry dikes, originating from the Jurassic Luhr Hill Granite intrude both granodiorite and quartz monzonite at the MacArthur property and are recognized in dike swarms regionally throughout the Yerington mining district. Porphyry dikes hosted a large portion of the primary copper mineralization at Anaconda’s Yerington mine and are associated with all copper occurrences in the district. Not all porphyry dikes host copper mineralization, be it sulfide or oxide. At the MacArthur property, porphyry dikes strike west-northwesterly, dipping moderate to steeply north, typically as ridge-formers with widths to 50 feet or more. Porphyry dikes at MacArthur are classified by dominant mafic minerals as quartz biotite porphyry and quartz hornblende porphyry, each subdivided further based on composition and alteration. Dikes contain feldspar crystals and either hornblende or biotite crystals set in an aphanitic matrix. MacArthur pit walls offer excellent exposures of the dikes that host (fracture-controlled) oxide copper mineralization. The following descriptions originate from Quaterra’s surface mapping and from core and chip logging:

  Quartz biotite porphyry: contains 2 to 4 mm, generally euhedral, blackish biotite “books” (5 to 10%) and 2 to 8 mm cloudy quartz phenocrysts (“quartz eyes”) 2 to 5%. Hornblende is rare to absent. Feldspars commonly 3 to 5 mm. May host sulfide or oxide copper. May or may not have indigenous limonite. If hornblende is present and altered to secondary biotite, the dike is mapped as QMpb -2, otherwise mapped as QMpb-1.

  Quartz hornblende porphyry: contains acicular hornblende crystals, typically thin, “needle-like” to 5 mm long; feldspars vary from 2 to 5 mm. Variety QMph -1 contains 1- 5% sulfide (mostly pyrite) with or without indigenous limonite and 3- 5% quartz phenocrysts (2 to 5 mm). Variety QMph-2 contains 2-3% sulfides (common) and always has indigenous glass (resinous) limonite derived from primary oxidized chalcopyrite, it also contains oxide copper, and quartz phenocrysts (2- 5 mm) present to 2-5%. Variety QMph-3 commonly contains large (to 10 mm) epidote “splotches” (phenocrysts or “epidotization”) with 0% to trace fine grained (~1 mm) quartz phenocrysts, 0% to trace sulfides. Any oxide copper is transported from nearby copper -bearing rocks and not oxidized from the porphyry itself.

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The best exposures of Jurassic age andesite dikes are found in the walls of the MacArthur Pit where the typically soft- to medium-hard, recessive, olive-greenish dikes can be traced from bench to bench and in some cases followed across the pit floors. Andesite dikes are commonly very fine grained, plagioclase-bearing porphyries that pinch and swell as they fill fractures. Fist-sized pillows may be a weathering product. Andesite dikes intrude the hornblende and biotite quartz porphyry dikes, again best exposed in MacArthur pit walls. Andesite dikes commonly contain oxide copper derived from nearby copper-bearing rocks rather than from the andesite dikes themselves.

Jurassic age rhyolite dikes are also well exposed within the MacArthur Pit walls. The rhyolite is a white to gray, dense, siliceous rock. Rhyolite dikes contain approximately 5% mafic minerals (hornblende and biotite) and rare (1-2%) quartz phenocrysts. Within the MacArthur pit the rhyolite can contain oxide copper mineralization; elsewhere on the property it is barren.

Tertiary hornblende andesite dikes have also been identified on the MacArthur property. These dikes are similar, but coarser grained than the Jurassic andesite dikes, containing abundant, acicular, black hornblende phenocrysts and occasionally plagioclase phenocrysts up to 5-10 mm in long dimension. Tertiary hornblende andesite dikes are frequently observed intruding Basin & Range fault structures. These dikes occasionally contain exotic oxide copper mineralization.

The Mesozoic intrusive rocks are unconformably overlain by a series of nine, moderate to steeply west dipping Mid-Tertiary ash flow tuff units with minor mafic flows and tuffaceous sediments dated at 27.1 to 25.1 Ma (Proffett and Proffett, 1976). The volcanic units make up the uplands in this part and throughout the Singatse Range and cover alteration and structure in the Jurassic igneous rocks.

The dominant west-northwest (N60°W to N80°W) structural fabric recognized throughout the Yerington District is manifested at the MacArthur property as porphyry dike swarms and as high angle shears, faults, and joints along which andesite dikes developed. Structure played a key role in localizing copper oxide mineralization around the historic pit area, principally along the west-northwest fabric and, secondarily, along generally orthogonal northeast structure bearing N20°E to N40°E.

The MacArthur fault, a low angle, easterly striking, north dipping, normal fault is the largest structure recognized on Quaterra’s claims. The hanging wall of the fault displaces the basal unit of the Tertiary ash flow tuff sequence approximately 2,000 feet to the east. The displacement of Jurassic intrusive as defined by the offset of the contact of the border quartz monzonite with granodiorite is on the order of 4,000 feet to the east. The MacArthur fault is one of few faults in the Yerington district known to have been active in both Jurassic and Tertiary time.

Chalcocite/oxide mineralization has a close spatial relation to the trace of the MacArthur fault north and west of the MacArthur pit. Gouge in the fault frequently contains chalcocite and/or copper oxide suggesting a structural mineralizing trap.

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7.3.1           Alteration

Alteration types recognized at the MacArthur property represent those found in mineralized porphyry copper systems. A generalized distribution of the MacArthur alteration types is displayed in Figure 7-2. The following descriptions are derived from field observation and from drill core and chip logging.

7.3.1.1          Propylitic Alteration

Propylitic alteration is common throughout the MacArthur property in the granodiorite, quartz monzonite, quartz monzonite porphyries, and in the Jurassic andesite. This alteration type occurs as chlorite replacing hornblende, and especially epidotization as veining, coatings, and or flooding on the granodiorite. Calcite veining is present but not common, observed largely in core or drill cuttings. Feldspars are commonly unaltered. Propylitic alteration frequently overprints or occurs with the alteration types described below.

7.3.1.2          Quartz-Sericite-Pyrite (QSP) or Phyllic Alteration

Phyllic alteration is most frequently characterized by tan or light green sericite partially or completely replacing hornblende and/or biotite sites. When phyllic alteration becomes more intense, plagioclase and/or K-feldspar sites are also replaced by sericite. Maroon limonite, hematite, and trace sulfide (chalcocite, pyrite, and chalcopyrite) accompany sericite. However, these minerals do not replace mafic or felsic sites. Sericitic altered zones are often quite siliceous; however, it is unclear if it is due to quartz addition or simply the destruction of other primary minerals.

Phyllic alteration is most pervasive and intense in the Gallagher area and in the northeastern part of the deposit, around hole QM-072. Weak and less pervasive phyllic alteration is found just west of the MacArthur pit and in limited areas around the MacArthur fault. The alteration type does not show preference with rock type and has been described in the granodiorite, quartz monzonite, and quartz monzonite porphyries.

7.3.1.3          Potassic Alteration

Potassic alteration occurs as shreddy, fine-grained biotite replacing hornblende and rarely as pinkish potassium feldspar flooding or in vein haloes, along with disseminated magnetite.

Potassic alteration as shreddy secondary biotite is most obvious in the western and central areas of the MacArthur pit. However, there is occasional biotite replacing hornblende in the northwestern and western portions of the MacArthur property, but is usually less than 20%. K-feldspathization is conspicuous at the base of the mineralized drill intercept of drill hole QM-100. Potassic alteration of some degree has been identified in the granodiorite, quartz monzonite, and quartz monzonite porphyries.

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7.3.1.4          Sodic-Calcic Alteration

Pervasive sodic-calcic alteration has been identified within the eastern portions of the MacArthur pit and as broad zones in the far northeastern portion of the district and south of the MacArthur pit. This type of alteration most frequently occurs as albite replacing K-feldspar and as chlorite replacing hornblende in the quartz monzonite, Sodic-calcic alteration has also been identified in the granodiorite and quartz monzonite porphyries. Epidote staining and phenocrysts as well as sphene crystals are ubiquitous. Actinolite replaces hornblende in the more intense zones of sodic-calcic alteration occurring most commonly in the Albite Hills east of the MacArthur pit.

7.3.1.5 Silicification

Silicification occurs as a wholesale replacement of the rock, but only occurs as small and irregular zones that are less than 200 feet across. Typically silification is confined as a narrow halo (less than five feet) along structure and quartz veining. Silicification is present in the western portion of the district, around the Gallagher area and as isolated occurrences within the MacArthur pit.

7.3.1.6          Multiple alteration types

Multiple alteration types are common throughout the area and tend to occur together. Shreddy chlorite has been identified in the MacArthur pit, which likely represents propylitic alteration overprinting potassic alteration. Zones of QSP and propylitic alteration have been identified between the Gallagher area and the MacArthur pit.

7.3.1.7          Supergene alteration

Sulfuric acid (H2SO4), formed by the oxidation of sufides, has altered feldspars and mafic minerals to clay and sericite. At the Gallagher area and north of the MacArthur pit, supergene alteration has formed leached capping which is underlain by chalcocite mineralization.

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Figure 7-2: Generalized Alteration Types

7.4                MINERALIZATION

Copper mineralization has been identified across nearly the entire area investigated by Quaterra’s drilling program at MacArthur and gives every indication of extending well beyond. As currently defined by drilling, copper mineralization covers an area of approximately two square miles as defined by drill holes on 500 feet to 250 feet spacing north of the MacArthur pit to approximately 150 feet spacing within the pit.

Oxide, chalcocite, and primary copper mineralization is hosted in both granodiorite and quartz monzonite, and in quartz biotite-hornblende (quartz monzonite) porphyry dikes all of middle Jurassic age. An insignificant percentage of oxide copper is also hosted in northwest striking andesite dikes that make up less than approximately one to two percent of the host rocks on the property. Fracturing and favorable ground preparation supplied the passage ways for the copper to migrate.

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Copper oxide minerals are exposed throughout Quaterra’s MacArthur property, in MacArthur pit walls as primarily green and greenish-blue chrysocolla CuSiO3·2H20 along with black neotocite, aka copper wad (Cu, Fe, Mn) SiO2, with very minor azurite Cu3(OH2)(CO3) and malachite Cu2(OH2)CO3, while tenorite (CuO) was identified with the electron microprobe (Schmidt, 1996). Copper-enriched limonite was identified by Anaconda as the mineral delafossite (CuFeO2). Chalcocite has been identified in drill holes below and north of the MacArthur pit and in drilling throughout the property. The sulfides digenite (Cu9S5) and covellite (CuS) have been identified petrographically in drill cuttings. Bornite (Cu5FeS4) has also been identified petrographically in the Gallagher area. The oxide copper mineralization is fracture controlled, coating joint and fracture surfaces and within shears and faults. Both green and black copper oxides are frequently found on 1-5 millimeter fractures, as coatings and selvages and may be mixed with limonite. The fractures trend overall N60°W to N80°W (bearing 300° to 280° azimuth) and generally dip to the north. Limited turquoise is found on the property, mainly in small veinlets. On a minor scale, oxide copper mineralization replaces feldspar phenocrysts in the igneous host units, favoring andesite.

A significant amount of chalcocite has been intersected in drill holes. Chalcocite is seen on drill chips or drill core coating pyrite and replacing chalcopyrite as tiny, blackish “dustings” and thin to thick coatings, strongest when occurring on and near the MacArthur fault. Chalcopyrite is present as disseminations and veinlets, with or without chalcocite. As much of the historic and current drilling was stopped at shallow (<400 to 500 foot) depths, the scope and extent of chalcopyrite mineralization has not been fully defined.

Both copper oxide and chalcocite mineralization occur over approximately 10,000 feet east-west by 5,000 feet north-south. Copper oxides are structurally controlled coating fractures, joint surfaces, and developed as green or black “streaks” within shears and faults over several feet. Oxide mineralization occurs as tabular, flat-lying shapes extending with good continuity 150 feet below surface and less continuously up to 600 feet below surface. Chalcocite mineralization in tabular geometry ranges to 50 feet or more in thickness, mixed with or below oxide mineralization.

Primary chalcopyrite mineralization occurs as porphyry style disseminations or as veinlets in quartz monzonite associated with potassic alteration below both the oxide and chalcocite mineralization. Significant chalcopyrite mineralization was intersected from 4,500 feet to 5,500 feet north of the MacArthur pit in core holes QM-100 (0.58% Cu over 65 feet) and QM-164 (1.32% Cu over 64 feet) respectively. Both intercepts represent veinlet and disseminated primary mineralization, open to the north. Quaterra’s drilling program in the Gallagher area has delineated a zone of chalcopyrite mineralization that extends over a north-south distance of 2,500 feet. The primary sulfide zone has a defined width of 500 feet and extends to a depth of approximately 650 feet. The chalcopyrite mineralization is not included in the current mine plan of the PEA.

Petrographic study of drill core from holes QM-100 and QM-164 describes veinlet and disseminated copper mineralization as well as copper-bearing sheared, milled quartz veining underlain by potassic feldspar flooding.

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8                   DEPOSIT TYPES

The MacArthur deposit is a supergene enriched, oxidized porphyry copper system. Although the porphyry system likely developed in near-vertical geometry, regional studies by Proffett and Dilles (1984) suggest the MacArthur area is tilted westerly approximately 60 to 90 degrees from its original vertical position and extended to the east so that the map view is actually a structural cross section. The original northwest strike of the near vertical porphyry dikes resulted in a northerly dip of the structures with the post mineral tilting (Figure 8-1).

Figure 8-1: Datamine© View of Resource Block Model Looking West

(Figure 8-1 View of Datamine© resource block model with planned open pits looking West below the North Ridge showing the northerly dip of primary sulfide mineralization (red).)

The alteration visible in outcrops and drill samples is consistent with the west tilted, near horizontal orientation of the porphyry system. Phyllic alteration from the upper portion of the porphyry system dominates to the west. The alteration grades to potassic in the central MacArthur pit area and pervasive sodic-calcic alteration dominates in the eastern portions of the MacArthur pit and in the far northeastern portion of the district.

Copper occurrences in the MacArthur pit area are related to primary copper sulfides associated with the porphyry copper center. The primary chalcopyrite (CuFeS2) was enriched by supergene chalcocite (Cu2S) and later exposed to oxidation forming chrysocolla (CuSiO3) and black copper wad (Cu,Fe,Mn SiO2). In the North Ridge area the chalcocite blanket shows only minor oxidation. The supergene blanket follows current topography except to the north of 14,691,501E (approximately) where it has a shallow dip to the north (Figure 8-2 and Figure 8-3).

Primary porphyry copper sulfides have also been intersected north of the North Ridge area in drill thicknesses up to 100 feet and in the Gallagher area. These intercepts maybe related to the MacArthur pit porphyry center or a new, yet to be discovered porphyry copper deposit.

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Figure 8-2: East-West Section 14,691,000N (Looking North)

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Figure 8-3: North- South Section 2,438,324 (Looking West)

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Exploration

Starting in April 2007 and continuing through October 2008, and from December 2009 through November 2011 Quaterra completed extensive reverse circulation and core drilling at the MacArthur property. Drill results through October 2008 coupled with 1972-1973 Anaconda drilling provided the data for Tetra Tech to publish the February 2009, revised March 2009, MacArthur NI43-101 Technical Report. An additional 77 drill holes completed through September 2010 formed the basis for the January 2011 NI 43-101 Technical Report. During 2011 an additional 152 holes were completed, and are the basis of this updated Technical Report.

There are three different mineralization zones encountered at MacArthur. All three mineralization zones - oxide, mixed chalcocite/oxide, and primary sulfide - have grown with additional drilling and none are yet entirely closed off.

8.1                OXIDE ZONE EXPLORATION

Extents of the oxide mineralization on the property remain open to the west and are only partially defined to the south.

Five thousand feet west of the MacArthur pit, Quaterra holes QM-133 and QM-153 intersected 0.27% Cu over 235 feet and 0.16% Cu over 125 feet, respectively, of oxide and acid soluble copper. The mineralization is open 1,000 feet farther to the west.

Southeast of the MacArthur pit, holes spaced from 500 to 1,000 feet apart contain 0.1 to 0.3% Cu intercepts. Drill holes QM-142, QM-108, and QM-140 encountered 0.21% Cu over 50 feet to 0.31% Cu over 10 feet in an area that remains untested for 3000 feet to the Shuman area (3,500 feet south of the MacArthur pit) where oxide intercepts of 0.24% Cu over 45 feet and 0.39% Cu over 30 feet were encountered from surface. Mineralization in these holes (referred to as the Shuman drill holes) is open in all directions, but obscured to the south by Tertiary volcanic cover.

8.2                CHALCOCITE/OXIDE ZONE EXPLORATION

Chalcocite/oxide mineralization remains open to various degrees in all directions, in light of the 500 foot drill spacing. Chalcocite mineralization is partially open to the northwest.

8.3                PRIMARY SULFIDE ZONE EXPLORATION

Primary, porphyry-style copper mineralization has been encountered at the North Porphyry Target area and is described in the following paragraph. In the Gallagher area, primary copper mineralization occurs from 450 feet depth in QM-10, with 0.43% Cu over 155 feet to 0.74% over 76 feet in QM-46 from 1,279 feet depth as chalcopyrite disseminations and veinlets. Additional drilling to target primary sulfide mineralization is warranted for as there are only eight holes exceeding 800 feet depth over an approximate one half square mile area.

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Quaterra’s drilling program at the North Porphyry Target, some 3,000 feet north of the MacArthur pit, encountered 115 feet of mineralization (partially enriched with chalcocite) averaging 1.15% Cu at a depth of 470 feet in drill hole QM-68. A similar section of mineralization in QM-070 (500 feet east of QM-068) averaged 1.02% Cu over a thickness of 45 feet at a depth of 435 feet. Together with mineralized intercepts in QM-072, (500 feet east of QM-070) which cut 15 feet of 1.2% Cu, the results indicated a possible porphyry center in the foot wall of the MacArthur fault. In 2010 this concept was favorably tested 1,500 feet north of QM-68 where drill hole QM-100 intersected 0.58% Cu over 65’ from 1203.5 feet. During 2011, QM-100 was offset 1,000 feet north by QM-164 returning 1.32% Cu over 64 feet from 1,673 feet depth. These primary sulfide intercepts define a 6,000 foot mineralized zone (corridor), including the oxide mineralization at the MacArthur Pit north to the sulfide intercepts in QM-164, untested 500 feet east and west of QM-100 and QM-164 and open to the north.

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9                   EXPLORATION

9.1                GEOPHYSICS

Quaterra contracted three surveys at the MacArthur Project in 2011 and 2012. A borehole geophysical survey and a surface Induced Polarization/Resistivity (IPR) survey were carried out by Zonge International in 2011. A detailed helicopter magnetic survey was flown by Geosolutions Pty. Ltd. in 2012. These surveys supplement previous geophysical work on the property that includes: a 2009 IPR survey carried out by Zonge; a 2007 helicopter magnetic survey carried out by EDCON-PRJ; a series of historic aeromagnetic surveys (1966 to 1975) available in analog form from the Anaconda Archives; and a series of historic IPR surveys (1963 – 1964) carried out by Kennecott Exploration Services/Bear Creek Mining Company and Superior Oil.

The 2009 and 2011 IPR surveys were designed to confirm the reliability of the earlier surveys and to further define the depth extent of the IP anomalies. The 1963-64 data indicate that the zone of anomalous IP response is typically flat-lying with a thickness of less than 1,000 feet and does NOT extend beyond a depth of 1500 feet. Comparison of data from the surveys done more than 45 years apart is that the 1963-64 Kennecott data is of good quality and can be used effectively to define IP anomalous zones within the upper 1,000-1,200 feet of the subsurface. However beyond that depth the 1963-64 data cannot effectively resolve the bottom of the IP anomalies nor determine if any of the anomalies extend to great depths. The modern data sets show this increased depth of exploration is important. For example a portion of the anomalous IP zone on line 306075E is depth limited however the anomalies on the north and south ends of the lines extend much deeper, to a depth exceeding 2,000 feet.

The 2007 EDCON-PRJ high-resolution, helicopter-borne aeromagnetic survey was flown over the MacArthur Copper Project. The survey was designed so that data from historic Anaconda surveys (1966 to 1975) could be merged with the new data. The historic surveys were recovered from the Anaconda Archive collection maintained by the American Heritage Center, University of Wyoming. EDCON-PRJ digitized the historic survey data from the paper maps, as no digital data was available for those surveys.

Note that all modern geophysical surveys have been run on Nad27 UTM Zone 1N metric grids, but for purposes of consistency, depths and distances are given in feet.

9.1.1              IP/Resistivity Surveys

9.1.1.1           2011 Work

Surface and down hole IP/resistivity (IPR) surveys were run at the MacArthur Project area in 2011. The surface IPR survey was conducted by Zonge International in February of 2011. The primary purpose was to continue to cover the project area with modern high quality IPR data to replace the historic data collect by Kennecott and Superior Oil in the early 1960's. The goal of the survey was to map sulfide and alteration response at depth within the central alteration zone Figure 9-1) and beneath volcanic cover adjacent to the alteration zone. Four lines of surface IPR were run in 2011. The quality of the data recorded is good. Previous interpretations are supported and a number of new targets have been identified. Of particular interest are targets identified beneath volcanic cover to the north and west of the main alteration zone and low resistivity/high IP phase anomalies which continue to depth indicating possible fluid feeder zones from depth.

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Figure 9-2 through Figure 9-7 show the pseudo-sections and inversion models for three of the 2011 IPR lines. In each figure the top panel shows the inversion model for IP or resistivity. The observed data is shown in the middle panel and the bottom panel is the calculated pseudo-section generated from the inversion model.

The IP models and pseudo-sections for lines 4300 (Figure 9-2) and 4900 (Figure 9-4) run over the Gallagher Zone and continue into the volcanic cover to the north. Both lines show deeper IP response continuing under the near surface volcanic cover (see black arrow). Although the amplitude of the deeper response is lower, 20 to 30 milliradian (mrads) at depth versus up to 80 mrads at the surface this may not accurately reflect sulfide content at depth. Also note that the base of the IP response is poorly resolved and there is some evidence of continuation to depth on all four lines (L4300, L4900, L5300 and L7500) runs in 2011. Figure 9-3 and Figure 9-5 on line L4300 and L4900 respectively show lower resistivity zones associated with the higher IP responses. These low resistivity zones are interpreted to indicate alteration associated with mineralization. A possible interpretation of the deeper IP and resistivity anomalies is that they are feeder zones for the shallower, flat lying mineralization.

Figure 9-6 and Figure 9-7 show IPR models and pseudo-sections for line L7500 located to the east of the North Porphyry target. The top of the IP response is approximately 800 feet (250 meters) depth and the response is weak. A low resistivity zone surrounds the IP response. This response may indicate a porphyry system style of zonation.

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Figure 9-1: IPR line locations over the central MacArthur Project area.

(Figure 9-1: The 2011 lines are shown in black and the 2009 lines in grey. The lines are plotted on an image of the Reduced to Pole - Total Magnetic Intensity (RTP) data acquired by EDCON-PRJ in 2007. The magnetic low located between the Gallagher Adit and the North Porphyry target is interpreted to represent the central alteration zone which is targeted by the IPR data set. The location of drill holes QM-164 and QM-177 used for borehole IP surveys are shown and are further discussed within the text).

The second ground geophysical program carried out at the MacArthur Project in 2011 was a down hole IP/resistivity survey utilizing drill holes QM-164 and QM-177. This work was carried out by Zonge International in August 2011. The surveys were designed to explore for sulfide response at depths greater than can be resolved using surface arrays. The goal was to determine which direction from the drill hole sulfides occur. The drill hole acts as the pathway to place an electrode to depth. The technique maps sulfides at or above the level of the buried electrode. Drill holes QM-164 and 177 are of moderate depth and were used to test the process for emplacing electrodes in holes that are difficult to keep open (Figure 9-8 and Figure 9-9).

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Figure 9-2: Line 4300 (304300E) IP pseudo-section and inverted phase/depth model

(Figure 9-2 - Line 4300 runs over the western side of the Gallagher target area. The primary feature of interest on this line is extension of the near surface phase anomaly to depth (800-1000 feet (200 to 300 meters)) under volcanic cover to the north (see black arrow). Approximate location of QM-177(328 feet (100 meters) to east) is shown as circled + sign.)

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Figure 9-3: Line 4300 Resistivity pseudo-section and inverted resistivity/depth model

(Figure 9-3 - Line 4300 (304300E) The weak low resistivity zone may be associated with alteration coincident with the buried sulfide system (see black arrow).

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Figure 9-4: Line 4900 IP pseudo-section and inverted phase/depth model

Figure 9-4 - Line 4900 (304900E) runs over the eastern side of the Gallagher target area. Note phase response beneath volcanic cover (black arrow).

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Figure 9-5: Line 4900 Resistivity pseudo-section and inverted resistivity/depth model.

(Figure 9-5 - Line 4900 (304900E) The weak low resistivity zone is possible alteration coincident with the buried sulfide system (black arrow)).

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Figure 9-6: Line 7500 IP pseudo-section and inverted phase/depth model

(Figure 9-6 - Line 7500 (307500E) cuts off the MacArthur Pit North Target to the east. The weak phase anomaly (20+ mrads) indicates the continuation of sulfides to depth.)

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Figure 9-7: Line 7500 Resistivity pseudo-section and inverted resistivity/depth model

(Figure 9-7 - Line 7500 (307500E) The weak resistivity lows surround the IP response and may indicate a classic porphyry alteration zonation.)

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Figure 9-8: QM-164 down hole electrode to remote electrode transmitter pair

(Figure 9-8 – IP response plotted in upper image and resistivity response in lower image. No significant IP response was detected in this drill hole.)

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Figure 9-9: QM-177 down hole electrode to remote electrode transmitter pair

(Figure 9-9 - IP response plotted in upper image and resistivity response in lower image. A significant IP response is located to the east of the drill hole in this image.)

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9.1.1.2          2009 and older IP/Resistivity (IPR) Surveys

Seven lines of surface IPR were run in 2009. These lines together with the 2011 IPR lines make up the modern data set which replaces the historic data sets in this area. The purpose of this survey was to confirm the results from historic early 1960's surveys run by Kennecott and Superior Oil. Those surveys although useful in initially detecting sulfide response were recorded on old generation analog systems and have limited depth extent and unknown quality.

Figure 9-10 shows the location of the IPR lines conducted in 1963-64 by Kennecott Exploration Services (KES) for the Bear Creek Mining Company. KES collected 11 lines of IPR data which are plotted in black. The Superior Oil IP lines have not been used in this compilation as the data quality and line locations are questionable.

The 2009 Zonge data confirmed the results of this previous work, explored to greater depth with higher quality data and essentially replaced the older data. Seven (7) lines were surveyed and are plotted in white (Figure 9-10).

To put the 2009 and 2011 surveys in perspective it has been observed that high quality IPR surveys are capable of sensing and mapping metallic sulfide concentrations of pyrite and/or chalcopyrite as low as 1-2% by volume. A significant volume of rock containing 3-5% pyrite/chalcopyrite will result in an IP anomaly exceeding 30-40 milliradians, whereas 7-10% metallic sulfides will result in anomalies exceeding 75 milliradians. (Nelson and Van Voorhis, 1983) Both the 2009 and 2011 surveys are of this high quality.

A number of gaps existed in the 2009 data set which were later filled in by the 2011 survey (described above) or are yet to be filled in by future work.

Figure 9-11 is a summary interpretation of the historic and 2009 IP data sets plotted on a magnetic susceptibility inversion image. It is important to note that the stronger amplitude IP responses, shown as red bars along the lines, generally reflect shallow responses. The fact that the deeper responses are lower amplitude may not reflect relative sulfide content accurately. This is important as the exploration program under volcanic cover develops.

Note that the Central Zone (outlined in brown) is characterized by low magnetic susceptibility, probably destruction of magnetite, and high IP effect due to increased sulfides (Figure 9-1 and Figure 9-11). Where the NW trending Qmp dike swarm occurs at the SW edge of the Central Zone (Figure 9-1) the magnetic susceptibility increases due to magnetite in the dikes. The IP effect is high in this area as well.

The North Porphyry Target, located NNE of the Central Zone (outlined in grey, Figure 9-1 and Figure 9-11) is characterized by high IP effect and increased magnetic susceptibility due to quartz porphyry dikes. The strongest IP anomalies are coincident with the more intense magnetic highs.

The Gallagher Adit area occurs to the SW of the Central Zone. Similar to the North Porphyry target, the northern edge of the Gallagher Adit area is characterized by a zone of moderate magnetic susceptibility (Qmp) with zones of moderately strong to strong IP anomalies.

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Figure 9-10: Line location of the 1960's Kennecott lines (in black) and the 2009 replacement line (in white).

The NW and NW Gallagher Targets are shown by the grey outlines and arrows pointing under the Tertiary volcanic cover (Figure 9-1 and Figure 9-11). Alteration and copper mineralization as well as zones of coincident high magnetic susceptibility and IP response continue to the contact with the post-mineral Tertiary volcanic front in the western portion of Quaterra's claim block. Lines 4300 and 4900 from the 2011 survey indicate those IP responses continue under the volcanic cover.

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Figure 9-11: Historic and 2009 IP data on a modeled magnetic susceptibility depth slice

(Figure 9-11 A qualitative interpretation of the historic and 2009 IP data plotted on a modeled magnetic susceptibility depth slice. Note all of the surface IP work at MacArthur, including the 2011 survey (not shown here) cover this central zone between the Gallagher Adit and the North Porphyry target. )

Figure 9-12 shows the inverted IP and resistivity model for line 6075 (306075E) recorded in 2009. The line runs directly over the MacArthur pit to North Porphyry target area. The IP model shows a flat lying near surface response with deep responses to the north and south of the Central zone. The resistivity model shows the low resistivity alteration pattern associated with the modeled IP response. This is a good example of strong IP response surrounded by low resistivity due to alteration. The deep, vertical features may be reflecting feeder zones continuing to depth.

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Figure 9-12: Inversion model and pseudo-sections for line 6075 recorded in 2009.

Figure 9-12 Line 6075 (306075E) The line runs directly over the MacArthur pit to North Porphyry target area. The importance of this line is that it indicates that both the IP response and low resistivity alteration zones are open to depth. One interpretation is that these deep features are feeder zones for mineralizing fluids coming from depth.

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9.1.2           Airborne Magnetic Surveys

9.1.2.1          2012 Survey

A small 428 line kilometer airborne magnetic survey was flown over the northern extension of the MacArthur Project area in April of 2012 by Geosolution’s Pty Ltd. The block is located to the north of the previous survey as shown in Figure 9-13. The flight line direction is N-S, line spacing 164 feet (50 meters) and the attempted sensor terrain clearance is 98 feet (30 meters) although the mean sensor clearance is somewhat higher, 148 feet (45 meters) due to steep topography which required the pilot to fly higher in some areas.

The objectives of the survey were: 1) to map the contact between batholithic intrusive and sedimentary basement; 2) to explore for magnetite rich skarn bodies along this contact; 3) to map quartz porphyry dikes and other intrusives; and 4) to map alteration of volcanic rocks, destruction of magnetite, associated with porphyry style mineralization in this area. Interpretation of this data set is currently in progress and results will not be discussed in this report.

The particular magnetometer system that was used was designed to maintain high frequency information that will allow 3D modeling of the broad band magnetic data set. The 3D model will be used to explore beneath volcanic cover which masks the magnetic response of deeper units of interest.

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Figure 9-13: Location of the 2012 detailed helicopter magnetic survey

(Figure 9-13 – Location of the 2012 detailed helicopter magnetic survey (black polygon) with respect to the previous magnetic and IP/resistivity work. Note the NE-SW striking ellipse is interpreted to be associated with the mineralized alteration zone.)

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9.1.2.2          2007 Survey

The 2007 detailed magnetic data set was flown over the MacArthur land block by Edcon-PRJ (see Figure 9-1 and Figure 9-13). The data set was flown with a stinger mounted system at a terrain clearance of 328 feet (100 meters). The combination of a stinger mounted system and the large terrain clearance results in the removal of the high frequency information required in 3D modeling. Because of the frequency content difference between the 2007 and 2012 data sets the initial modeling program will not use the 2007 data. Ultimately the data sets will be merged and modeled together but as a second pass at the modeling.

The 2007 MacArthur dataset (Figure 9-1) illustrates several features that correlate to the geology, alteration and mineralization at MacArthur. The magnetic field in the MacArthur area is dominated by intense highs and lows caused by Tertiary volcanic rocks. The northwest quarter and the southeast corner of the MacArthur claim block contain highly magnetic volcanic units. These areas are denoted in the figure by “Tv”. The intense magnetic lows (deep blue in Figure 9-1) correlate with specific geologic units within the Tertiary volcanic sequence. Some of these units have very strong remnant magnetization which has a major component in the opposite direction to the current magnetic field. Hence the strong magnetic field lows.

The area between the two Tertiary volcanic “fronts” contains the altered and mineralized MacArthur hydrothermal system. It appears as a zone of moderately suppressed magnetism but not the intense lows associated with remnant magnetization. This zone is approximately 3 miles long, NE-SW and 2 miles wide, NW-SE. Alteration, favorable Jurassic dikes, and mineralization extend to the edges of Tertiary volcanic rocks, and likely continue under the post-ore ‘volcanic cover’ in some areas.

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10                DRILLING

10.1             HISTORICAL

10.2             EXPLORATION & DRILLING HISTORY

Although the MacArthur area is dotted with numerous shallow pits and prospects, there is little available published information. Over the history of the project, several operators have contributed to the current drill hole database of more than 300 holes. Table 10-1 summarizes the exploration history of the MacArthur area prior to Quaterra's entry. Figure 10-1 shows the location of all historical drill holes.

Table 10-1: Historic Exploration Drilling

MACARTHUR PROJECT February 2009
Operator	Drill Program Date Range	Number of Holes Drilled	Feet Drilled
U.S. Bureau of Mines	1947-50	8	3,414
Anaconda Company	1955-57	14	3,690
Bear Creek Mining Company	1963-??	~14	Unknown
Superior Oil Company	1967-68	11	13,116
Anaconda Company	1972-73	280	55,809
Pangea Explorations, Inc.	1987-1991	15	2,110
Arimetco International, Inc.	Unknown	Unknown	Unknown
Total		~342	~78,139

During the late 1940s, Consolidated Copper Mines consolidated various claims into a single package that became known as MacArthur, and then attracted the interest of the US Bureau of Mines during their investigation and development of domestic mineral resources. The Bureau of Mines completed 7,680 feet of trenching in 1948 and followed up with eight diamond drill holes for 3,414 feet in 1950 (Matson, 1952). Five of the US Bureau of Mines’ holes (#1-5) fall within the northern segment of the present day MacArthur open pit (Table 10-2). Holes #6-8 were collared in an area of widespread iron oxide staining approximately 2,000 feet north of the MacArthur pit within Quaterra’s mineral resource mine plan footprint. Oxide copper was intersected in the southern holes #1-5 while secondary, sooty, chalcocite enrichment was found in the northern holes #6-8. Following the US Bureau of Mines exploration and drilling programs, Consolidated Copper abandoned their claims.

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Table 10-2: U.S. Bureau of Mines 1947-1950 Drilling Highlights

MACARTHUR PROJECT Feb-09
Hole ID	Total Depth (feet)	Key Intercepts (Interval or thickness in feet and % Cu)	Notes
Hole 1	220	110+: 0.2%	Bottomed in +0.2% Cu
Hole 2	556 (-45º)	509-556: 0.55%	Bottomed in 0.55% Cu
Hole 3	428	245-286: 0.40%
Hole 4	469 (-45º)	79-114: 0.82%, av. 0.2+/-%	Lost hole
Hole 5	510	291+: 0.25%; av 0.2+/-%	Bottomed in 0.25% Cu
Hole 6	409	241-303: 0.61%. 303+: ~0.15%	Bottomed in 0.2% Cu
Hole 7	428	262-297: 0.51%
Hole 8	394	250-299: 0.36%	Lost hole

During the middle 1950s, Anaconda, by then operating the Yerington Mine, acquired leases and began investigations at MacArthur including 33 shallow drill holes (only 11 exceeding 100 feet) during 1955, 1956, and 1957. Six Anaconda holes (#’s 12, 14-17, and 19) fall within the current MacArthur pit limits. Key interval assay results from the holes exceeding 100 feet in depth are shown in Table 10-3 (Anaconda Collection-American Heritage Center). Anaconda, likely searching for shallow oxide feed for their Yerington mine, abandoned the claims sometime after 1957.

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HISTORIC DRILLHOLE LEGEND
Anaconda (1972)
Anaconda 1955-57
Bear Creek Mining
Pangea Gold 1991
Superior Oil
USBM
N
2,434,000
2,436,000
2,438,000
2,440,000
2,442,000
14,692,000
14,690,000
14,688,000
14,686,000
0
2,000
US Survey feet

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRATECH	QUATERRA ALASKA, INC.	Fig10-1.cdr	**Figure 10-1**
	Project: MacArthur Copper Project	Project Number: 114-311166	**Location of Historic Drillholes**
	Project Location: Lyon County, Nevada	Date of Issue: 06/11/2012

Figure 10-1: Location of Historic Drill holes

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Table 10-3: Anaconda Company 1955-1957 Drilling Highlights

MACARTHUR PROJECT Feb-09
Hole ID	Total Depth (ft)	Key Intercepts (Interval in feet and % Cu)	Notes
Mc 9	388	153-188: 0.52% Cu	Bottomed in <0.1% Cu
Mc10	350	139-161: 0.44% Cu	Bottomed in 0.09% Cu
Mc 11	299	144-178: 0.32% Cu	Bottomed in 0.2% Cu
Mc 12	471	267-273: 1.0% Cu
Mc 13	292		Bottomed in <0.1% Cu
Mc 17	152		Bottomed in 0.12% Cu
Mc 18	493	306-380: 0.35% Cu	Bottomed in 0.13% Cu
Mc 19	347	65-150: 0.22% Cu	Bottomed in 0.08% Cu
Mc 20	292		Bottomed in 0.06% Cu
Mc 21	252		Bottomed in 0.05% Cu
Mc 22	263	235-245 1.02% Cu	Bottomed in 0.15% Cu

In 1963, Bear Creek Mining Company (Bear Creek) optioned claims on the MacArthur property that included leases on the Gallagher area to the west (within Quaterra’s current claim position) as well as staking additional claims. Bear Creek completed large-scale geologic mapping, rock chip (and float) grid sampling, alteration mapping, Induced Polarization/Resistivity (IPR) and audio magneto-telluric geophysical surveys, and drilled at least fourteen air rotary holes, the deepest to 663 feet. At least four holes totaling 1,237 feet were drilled to satisfy claim staking location work. Exploration drilling was targeted on limonite cappings and on IP anomalies. Bear Creek drilled north and west of the MacArthur pit boundaries (within Quaterra;s current claim position), focusing most of their attention and drilling in the Gallagher area.

During 1967 to 1968, The Superior Oil Company (Superior) optioned the claims formerly held by Bear Creek and drilled 13,116 feet in eleven holes as rotary pre-collar, core finish, to test the concept that a deep primary sulfide-bearing porphyry copper ore shell might underlie the MacArthur oxide mineralization that had previously been tested no deeper than 663 feet. Two of Superior’s holes were collared along the current north margin of the MacArthur pit while the remainder fall within Quaterra’s claim boundaries. St. Joe Minerals optioned Superior’s claims and drilled at least 1,833 feet of core, prospecting for shallow copper mineralization southwest of the present MacArthur pit. Other than collar coordinates and depth, Quaterra has been unable to find any data from St. Joe’s drilling.

During the early 1970s, with mining of the Yerington mine oxide ore nearly complete, Anaconda acquired a land position and launched an extensive trenching and rotary drilling program (more than 225 rotary holes for approximately 46,000 feet in 1972 and 55 rotary holes for approximately 9,809 feet in 1973) over and adjacent to the present day MacArthur pit. The result was an oxide resource approaching 13 million tons of plus 0.4% Cu (1972 data only and not NI 43-101 compliant), described as an oxidized low-grade copper deposit which has been locally enriched by exotic copper (Heatwole, 1978). Anaconda’s resource calculations were developed into the mine plan supporting the 5.0 million tons at 0.30% Cu mined from the MacArthur pit by Arimetco during 1995-1997. A discussion of Anaconda’s drilling program with sampling protocol is presented in Appendix C.

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During 1987 to 1991, Pangea Explorations, Inc. located 304 unpatented lode claims and conducted an aggressive gold evaluation of the MacArthur area from the present day MacArthur pit westerly to the Gallagher area. Pangea’s program included over 549 rock chip samples, geologic and alteration mapping, followed by trenching two target areas (Adams, 1987). Eight trenches totaling over 1,420 feet were cut and sampled in the Gallagher area and four additional trenches totaling over 720 feet located in an undefined “north target.” Table 10-4 details some of Pangea’s exploration drilling results. Anomalous gold values (41 samples exceeding 0.015 Au oz/ton) led to a 15-hole / 2,110-foot reverse circulation drilling program with 1,310 feet in seven holes testing the Gallagher area. Pangea found the drilling results discouraging (best assay value of 0.026 Au oz/ton over 5 feet) and abandoned the property.

Table 10-4: Pangea Exploration 1987-1991 Drilling Highlights

MACARTHUR PROJECT Feb-09
Hole ID	Interval (ft)	Interval Length (ft)	Gold Grade (Au oz/ton)
MAC 91-1	20-45	25	0.012
	165-175	10	0.013
MAC 91-2	100-110	10	0.012
	130-145	15	0.016
MAC 91-3	75-90	15	0.013
MAC 91-4	45-55	10	0.011
	145-155	10	0.015
MAC 91-5	90-100	10	0.011
MAC 91-6	85-95	10	0.021
	100-110	10	0.014
	85-110	25	0.014
MAC 91-7	5-15	10	0.015
	55-75	20	0.016
MAC 91-8	105-115	10	0.016
MAC 91-9	75-85	10	0.015
MAC 91-10	60-80	20	0.014
MAC 91-11	20-30	10	0.011

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During the late 1980s through the late 1990s, Arimetco consolidated a major land position in the Yerington mining district consisting of over 8,500 acres including 85 patented claims. Arimetco entered the district to extract copper by heap leaching methods, with initial production from the Anaconda Yerington mine dumps, oxide stockpiles and Yerington mine vat leach tailings. Arimetco’s leach pads were located on the Yerington mine property approximately five miles south of the MacArthur property. During evaluation and mining of the MacArthur mine, Arimetco drilled an unknown number of holes as a check on Anaconda’s 1972 to 1973 drilling. Anaconda’s drilling and resource calculations provided the mine planning data for Arimetco’s MacArthur mine. Due to rising costs and depressed copper prices, Arimetco was forced to abandon their claim position and file for bankruptcy in 1999.

In 2004, North Exploration located unpatented claims covering portions of the MacArthur property and the MacArthur pit that were leased to Quaterra in 2005. Subsequently, Quaterra has staked additional claims, bringing the current total to 470 unpatented lode claims over the project area. Quaterra’s current land position is displayed on Figure 4-2.

10.3             HISTORIC MINING

The MacArthur Project area has seen limited historic mining activity. The most recent activity occurred between 1995 and 1997, when Arimetco mined a limited tonnage (estimated 6.1 million tons) of surface oxide copper for heap leaching at the historic Yerington Mine site. No consistent, large-scale mining has occurred on the site.

10.4             CURRENT DRILLING

Although 2011 step out RC drilling at 500 foot centers continued to intersect acid soluble and primary copper mineralization, Quaterra focused mid-year on defining a resource that could support a positive mine plan. Drilling was therefore centered on an approximate one-half square mile area from North Ridge south to the MacArthur Pit, and the Gallagher area located west of the existing MacArthur Pit. Drill spacing was reduced to 250 foot centers on several drill fences. South-bearing angle holes tested the WNW, north dipping structural / mineralized grain and east- and west-bearing angle holes tested orthogonal structure resulting in the upgraded resource calculation reported Section 14.0 of this TR.

During 2011, 81,651 feet of exploration drilling in 152 holes were completed including 69,890 feet in 146 RC holes and 11,761 feet in six core holes. (See Figure 10-2)

Also during 2011, 3,274.8 feet of PQ size core (3.35 inches) were drilled at 26 sites for metallurgical testwork. PQ holes twinned existing Quaterra RC and core holes. PQ holes were prefixed by “PQ-11” followed by the ID of the twinned hole.

Quaterra’s complete exploration drill hole database, along with significant intercepts is listed in Appendix D.

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10.5             SURVEYING DRILL HOLE COLLARS

Drill hole locations are surveyed by Quaterra staff using a Trimble XHT unit, and are shown in Figure 10-2.

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Quaterra Drillholes 2007-10
Quaterra QM- Drillholes 2011
Anaconda DH 1972-73
2,434,000
2,436,000
2,438,000
2,440,000
2,442,000
14,692,000
14,690,000
14,688,000
14,686,000
N
0
2,000
US Survey feet

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH	QUATERRA ALASKA, INC.	Fig10-2.cdr	Figure 10-2
	Project: MacArthur Copper Project	Project Number: 114-311166	MacArthur Drillhole Locations
	Project Location: Lyon County, Nevada	Date of Issue: 06/11/2012

Figure 10-2: Drill hole Location Map

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10.6             DOWNHOLE SURVEYS

During 2011 five holes were downhole surveyed by International Directional Services, Elko, Nevada USA operating a surface recording Gyroscope. Downhole surveyed holes included: QM-163, 164, 165, 166, and 177. To date, downhole surveys have been completed on 57 of the Quaterra drill holes, and are now routinely done for holes greater than 1000 feet deep.

10.7             CURRENT DRILLING METHODS AND DETAILS

Quaterra has explored the MacArthur property with both reverse circulation (RC) and diamond core drilling methods. Reverse circulation holes have been drilled by Diversified Drilling LLC, Missoula, Montana, USA, DeLong Construction Inc., Winnemucca, Nevada, USA and by Leach Drilling Inc., Silver Springs, Nevada, USA. During 2007-2008 the core drilling was contracted to Kirkness Diamond Drilling of Dayton, Nevada, USA and Kirkness Brothers Diamond Drilling (aka KB Drilling Co, Inc.) of Carson City, Nevada, USA. Major Drilling America, Inc., Salt Lake City, Utah, conducted core drilling during 2009-2010. Core drilling during 2011 was contracted to Ruen Drilling Inc., Clark Fork, Idaho, USA. The RC crews ran one 10-12 hour shift per day; the core drill crews operated 24 hours per day.

Quaterra has completed 204,656 feet of drilling in 401 holes since beginning drilling in 2007. Core holes total 40,233 feet in 58 holes and reverse circulation holes total 164,423 feet in 343 holes. (Note that one previously listed, but abandoned 115 foot drill hole, has now been removed from the database and reported totals). Figure 10-3 show Quaterra's yearly exploration drilling footage by year.

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Figure 10-3: Quaterra Exploration Drilling by Year

During 2011, 69,890 feet in 146 RC holes and 11,761 feet in six core holes were drilled resulting in over 16,300 samples collected for analysis for total copper, acid soluble copper, ferric sulfate soluble (“QLT”), gold (selected samples), and trace elements (selected samples). Selected core was used to calculate rock quality designation (RQD) and measure bulk density. In addition 3,274.8’ of PQ size core was drilled in 26 holes for metallurgical testwork. The total area covered by the MacArthur drilling is approximately 11,000 feet east-west by 6,000 feet north-south at approximate drill spacing of 500 feet. Drill spacing reduces to approximately 250 feet within an approximate 1,500 feet east-west by 1,000 feet north-south within the northeast portion of the MacArthur pit and reduces to 250 foot spacing over portions of a 5000 foot square area north of the MacArthur pit. Historic Anaconda drilling spacing is 125 feet in the MacArthur pit.

10.8             REVERSE CIRCULATION DRILLING SAMPLING METHOD

All reverse circulation (RC) drilling is conducted with water added to eliminate dust. A percussion hammer with interchange sampling system has been used by the RC drill. Samples are collected in a conventional manner via a cyclone and standard wet splitter in 17-inch by 26-inch cloth bags placed in five-gallon buckets to avoid spillage of material. Sample bags are pre-marked by Quaterra personnel at five-foot intervals and also include a numbered tag bearing the hole number and footage interval. Collected samples, weighing approximately 15 to 20 pounds each, are wire tied, and then loaded onto a ten-foot trailer with wood bed allowing initial draining and drying. Each day, Quaterra personnel, or the drillers at end of their shift, haul the sample trailer from drill site to Quaterra’s secure sample preparation warehouse in Yerington, Nevada. Geologic logging samples are collected at the drill site in a mesh strainer, washed, and placed in standard plastic chip trays collected daily by Quaterra personnel.

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10.9             CORE DRILLING SAMPLING METHOD

For 2011 exploration drilling core diameter was HQ (approximately 2.75 -inch diameter. Following convention, at the drill site core was placed in wax-impregnated, ten-foot capacity cardboard boxes. Sample intervals vary from less than one foot to six feet, dependent upon rock consistency. Sample boxes were delivered to Quaterra’s secure sample warehouse in Yerington, Nevada by the drill crew following each 12-hour shift.

PQ core drilling for metallurgical testwork followed similar protocol as exploration drilling. PQ core was placed in wax-impregnated, five-foot capacity cardboard boxes and delivered to Quaterra’s secure sample warehouse by the drill crew following each 12-hour shift.

Special treatment was required for PQ core metallurgical samples to avoid undue oxidation prior to column testwork. PQ core was “quick-logged” without removing the core from core box or without breaking up the core. Prior to photographing, magnetic susceptibility and RQD measurements were collected. The entire core box was then sealed with plastic wrap to avoid oxidation. Shrink-wrapped core boxes were stacked on pallets, secured with plastic wrap and steel banding for shipment to METCON Research Laboratories in Tucson, Arizona USA. Time from core arrival at the core shed to plastic wrap of the core box was less than 24 hours.

10.10           DRILLING, SAMPLING, AND RECOVERY FACTORS

No factors were shown that could materially impact the accuracy and reliability of the above results. With few exceptions, core recovery exceeded 80% while RC recovery is estimated to be greater than 95%.

10.11           SAMPLE QUALITY

It is Tt’s opinion that Quaterra’s samples of the MacArthur Project are of high quality and are representative of the property. This statement applies to samples used for the determination of grades, lithologies, densities, and for planned metallurgical studies.

It is the opinion of the author that during the period in 1972 to 1973 when Anaconda explored and drill tested the MacArthur property, the drill samples taken by Anaconda were representative of the deposit and the methodologies commonly used by the industry at that time. This statement applies to samples used for the determination of grades, lithology, and densities, as well as metallurgical performance, supported by similar determinations and conditions being carried out at that time at Anaconda’s Yerington mine operation and as referenced below in an internal Anaconda report (Heatwole, 1972), portions of which follow: “From March to November, 1972, over 225 holes were drilled... Approximately 33,000 feet of vertical hole and 13,000 feet of angle hole were drilled using percussion and rotary methods.”

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The majority (62%) of the drilling, which was supervised by Anaconda’s Mining Research Department, was accomplished using Gardner-Denver PR123J percussion drills. The percussion drill was fitted with a sampling system designed by the Mining Research Department, which collected the entire sample discharged from the hole. The remainder of the drilling was done by Boyles Brothers Drilling Company using rotary and down-the-hole percussion equipment. The sampling system used by Boyles, especially during the early stages of drilling is not considered to be as accurate as the system designed by Mining Research.

While no details are available regarding Anaconda’s exact assaying protocol and quality control during drilling at the MacArthur property, an interview conducted by Quaterra personnel in October 2008 with Mr. Henry Koehler, Anaconda’s Chief Chemist during the 1960s and 1970s, confirmed that the techniques and procedures implemented conformed to industry standards for that era. Mr. Koehler was employed in Anaconda’s analytical laboratory from 1952 to mine closure in 1978. He currently resides in Yerington, Nevada.

Figure 10-4: Letter from Mr. Henry Koehler

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11                SAMPLE PREPARATION, ANALYSES AND SECURITY

Tt has reviewed all of the Quaterra sample preparation, handling, analyses, and security procedures. It is Tt’s opinion that the current practices meet NI 43-101 and CIM defined requirements. Following a Tt recommendation, standards are stored in a locked and secured area

11.1             RC SAMPLE PREPARATION AND SECURITY

RC sample bags, having been transported on a ten-foot trailer by Quaterra personnel from the drill site to the secure sample warehouse, are unloaded onto suspended wire mesh frames for further drying. Diesel-charged space heaters assist in drying during winter months. Once dry, sets of three samples are combined in a 24- by 36-inch woven polypropylene transport (“rice”) bag, wire tied, and carefully loaded on plastic lined pallets. Each pallet, holding approximately 13 to 15 rice bags, is shrink-wrapped and further secured with wire bands. Quaterra’s samples were shipped via UPS Freight to Skyline Assayers & Laboratories (Skyline), Tucson, Arizona USA through 2008. During the 2009-2010 drill campaign, Skyline dispatched a transport truck from Tucson to collect samples. In 2011, Skyline established a sample preparation facility in Battle Mountain, Nevada, from which trucks were dispatched to pick up Quaterra’s drill samples under a chain of custody protocol. Following sample preparation in the Battle Mountain facility, Skyline ships a representative pulp sample to the Skyline laboratory in Tucson, Arizona for analysis.

Complying with earlier recommendations from Tt, Quaterra now weighs each shrink-wrapped pallet of samples prior to departure from Yerington. Rejects and pulps are returned to Quaterra and stored under cover in a secure location.

11.2             CORE SAMPLE PREPARATION AND SECURITY

Drill core, having been transported at end of each shift by the drill crew to Quaterra’s secure sample warehouse, is logged by a Quaterra geologist who marks appropriate sample intervals (one to nominal five feet) with colored flagging tape. Each core box, bearing a label tag showing drill hole number, box number, and box footage interval, is then photographed. Rock quality designations (RQD), magnetic susceptibility, and recovery measurements are taken. Core preceding drill hole QMCC-20 was sawed in half by Quaterra personnel; core holes QM-026, QM-036, QM-041, QM-046, and QM-049 were split in half using a hydraulic powered blade at the warehouse by Quaterra personnel (for approximately six months through core hole QMCC-20, core was sawed rather than hydraulically split). One half of the split was bagged in 11- by 17-inch cloth bags for assay while the other half was returned to the appropriate core box for storage in the sample warehouse. Approximately five to six cloth sample bags are combined in a larger 24- by 36-inch transport polypropylene (“rice”) bag, wire tied, and carefully loaded on plastic lined pallets. Each pallet, holding approximately 13 to 15 rice bags, was shrink-wrapped and further secured with wire bands for shipment to Skyline in Tucson. The same chain of custody protocol is used for both RC and core samples.

Following geologic logging and RQD measurements, the core portions of holes QM-99, QM-100, and QM-109 (2009-2010) and QM-163, QM-164, QM-165, QM-177 and QM-185 (2011 program) were strapped and shrink wrapped on pallets for shipment to ALS Minerals laboratory in Reno, Nevada. Core samples were picked up from the warehouse by a Reno, Nevada-based ALS Minerals driver, and sample pallets were weighed upon receipt by the laboratory. ALS personnel sawed the core in half, one half for assay at the ALS laboratory, storing the other half in the core box for return to Quaterra. Chain of custody procedures for ALS Minerals follow the format described for Skyline.

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Following geologic logging, magnetic susceptibility and RQD measurements, and photography, PQ core for metallurgical testing was shrink-wrapped in its cardboard core box, stacked on pallets, shrink-wrapped together, wire banded, and weighed. Pallets were shipped to METCON Research Laboratories, Tucson, Arizona via UPS Ground. Chain of Custody was signed upon departure from Yerington and receipt in Tucson.

11.3             SAMPLE ANALYSIS

During 2007, 12 drill holes (core) were analyzed at American Assay Laboratories (AAL) in Sparks, Nevada, USA. AAL is ISO/UEC 17025 certified as well as a Certificate of Laboratory Proficiency PTP-MAL from the Standards Council of Canada.

With sample submission-to-reporting time exceeding two months at AAL, Quaterra elected to use Skyline Assayers & Laboratories (Skyline) and ISO certified assay lab in Tucson, Arizona, USA for all further analytical work. Samples submitted to AAL were re-assayed (pulps or rejects) by Skyline for consistency of the data set.

Core from drill holes QM-99, QM-100, and QM-109 (2009-2010) and QM-163, QM-164, QM-165, QM-166, QM-177 and QM-185 (2011 program) were submitted to ALS Minerals, Sparks, Nevada, USA. ALS Minerals is an ISO registered and accredited laboratory in North America. Quaterra samples arrive at Skyline via UPS truck freight and in 2009-2010 by a transport truck dispatched from Tucson by Skyline. A Quality Assurance and Quality Control Assay Protocol have been implemented by Quaterra where one blank and one standard are inserted with every 18 drill hole samples going into the assay stream. The Skyline assay procedures are as follows:

  For Total Copper: a 0.2000 to 0.2300 gram (g) sample is weighed into a 200-milliliter (ml) flask in batches of 20 samples plus two checks (duplicates) and two standards per rack. A three- acid mix, 14.5 ml total is added and heated to about 250°C for digestion. The sample is made to volume and read on an ICP/AAS using standards and blanks for calibration.

  For Acid Soluble Copper: a 1.00 to 1.05 g sample is weighed into a 200 ml flask in batches of 20 samples plus two checks (duplicates) and two standards per rack. Sulfuric acid (2.174 l) in water and sodium sulfite in water are mixed and added to the flask and allowed to leach for an hour. The sample is made to volume and read on an ICP/AAS using standards and blanks for calibration.

  For Ferric Soluble Copper (QLT): uses an assay pulp sample contacted with a strong sulfuric acid-ferric sulfate solution. The sample is shaken with the solution for 30 minutes at 75ºC, and then filtered. The filtrate is cooled, made up to a standard volume, and the copper determined by AA with appropriate standards and blanks for calibration.

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  For Sequential Copper Leach: consists of four analyses: Total Copper, Acid Soluble Copper, Cyanide Soluble Copper, and the difference, or Residual. Following analysis for Total Copper and Acid Soluble Copper, the residue from the acid soluble test is leached (shake test) in a sodium cyanide solution to determine percent cyanide soluble minerals. The Sequential Copper Leach is a different approach to the Ferric Soluble Copper (QLT) leach, with possible greater leaching of certain sulfides (e.g. chalcocite or bornite) during the cyanide leach step.

Beginning in 2009, Quaterra requested 34-element trace element geochemistry from Skyline on selected samples which were analyzed by ICP.OES Aqua Regia Leach.

During 2009-2010 Quaterra core samples were picked up at Quaterra’s warehouse facility by ALS Minerals personnel and transported to ALS Minerals laboratory in Sparks, Nevada, USA. ALS Minerals personnel sawed the core, saving one-half for return to Quaterra. ALS assayed core for trace element geochemistry with 48-element Four Acid “Near-Total” Digestion.

In keeping with Tt recommendations, beginning in 2009, Quaterra began a program to re-assay selected samples when blanks, standards, or repeat assays exceeded or were below the expected values by 15%, or blanks returned an assay of >.015% Cu. The QC program now re-assays standards outside +/- 2 standard deviations of the expected value, repeat assays +/- 15% of the original assay, and blanks greater than .015% Cu.

11.4             LEACH ASSAY ANALYSIS

Both Sequential copper leach assays and QLT leach assays, when combined with column leach tests can be indicative of actual heap leach recoveries. Historically, sequential copper leach assays were not performed on samples at MacArthur. Section 6.4 discusses the problems encountered by previous operators while leaching ore material from the MacArthur pit. Since previous operators were unable to explain the longer leach times and low solution head grades they encountered, Tt recommended that Quaterra perform sequential copper leach assays on some of the available sample coarse rejects. While only early results were available for the 2009 TR, Table 11-1 shows a January 2011 updated summary of the total copper, acid-soluble copper (ACu), and cyanide-soluble copper (CNCu) quantities categorized by mineralized zones. The acid-soluble fraction of total copper is greatest in the oxide zone. The cyanide-soluble fraction of total copper is greatest in the chalcocite/oxide zone where the dominant species of copper mineral is chalcocite. In the primary sulfide zone, both acid- and cyanide-soluble fractions of total copper are low due to high levels of chalcopyrite.

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Table 11-1: Sequential Copper Leach Assay Results

QUATERRA ALASKA, INC. – MACARTHUR PROJECT January 2011
	Average Values
Mineralized Zone	%Cu	%ACu	%CNCu	ACu : Cu	CNCu : Cu	% Soluble Cu	# of Samples
Oxide	0.185	0.103	0.015	0.56	0.08	64%	213
Chalcocite/Oxide	0.252	0.065	0.084	0.26	0.33	59%	281
Primary	0.186	0.019	0.030	0.10	0.16	27%	60

Tt proposed that Quaterra performed either, standard CU assays, warm H2SO4 assay, and QLT or standard sequential copper leach assays on all drill hole samples that exceed 0.10% Cu for all future drilling programs. This data will help Quaterra to better understand potential mineralogical differences between the oxide, secondary, and primary mineral zones as well as help link column leach test composites with in situ material to better predict heap leach performance.

Beginning with drill hole QM-086 in December 2009, Quaterra continued to request analyses for total copper (Cu or TCu) from all drill samples. Analyses for acid soluble copper (ACu) and for ferric sulfate leach aka Quick Leach Tests (QLT) were requested for drill samples (plus an additional 50 feet downhole) containing visible green or black copper or containing chalcocite. These analyses were completed by Skyline Laboratories, Tucson, Arizona for all reverse circulation drilling. A high acid soluble copper to total copper ratio indicates that leachable oxide copper is present. QLT minus acid soluble offers an estimate of acid soluble (leachable) sulfide copper, i.e. chalcocite. The Cu-ACu-QLT analysis combination is an alternative approach, rather than using the Sequential Leach analysis (Cu, ACu, cyanide soluble copper, then calculate residual).

Skyline Laboratories performed QLT analyses from both core and reverse circulation drill samples at the onset of Quaterra’s exploration program in 2007. In order to complete the QLT analyses through drill hole QM-085, Skyline analyzed an additional 2,747 pulps representing both core and reverse circulation drill footages.

Table 11-2 summarizes the results of the Cu, ACU, and QLT testing for those intervals containing all three assays and where the Cu value is >0.1% Cu. It should be noted that no ACU or QLT assays were included in the data received for the Anaconda drilling within the MacArthur oxide deposit. The data shown in Table 11-2 therefore reflects only the Quaterra drilling and reflects averages over the entire project area.

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Table 11-2: Ferric Sulfate Leach (QLT) Assay Results

QUATERRA ALASKA, INC. - MACARTHUR PROJECT January 2012
	Averages for samples with Cu>.1%Cu with ACU and QLTCU Assays
Mineralized Zone	%Cu	ACu	QLTCu	ACu : Cu	QLTCu:Cu	% Soluble Cu	# of Samples
Oxide	0.236	0.116	0.128	0.425	0.471	47%	1585
Chalcocite/Oxide	0.341	0.066	0.143	0.215	0.401	40%	2576
Primary	0.315	0.029	0.063	0.096	0.171	17%	486

Further metallurgical work is expected to provide a better understanding of the differences noted when comparing the QLT and sequential leach method results.

11.5             QUALITY CONTROL

As part of the quality control program, 675 standards and 622 blanks were submitted (Table 11-3) along with 15,063 individual drill hole samples to Skyline Laboratories. Additionally, 87 standards and 85 blanks were submitted along with 1,748 core samples to ALS Mineral Labs in Reno.

Lot failure criteria were established as any standard assaying beyond two standard deviations of the expected value, or any blank assay greater than 0.015% Cu. Failed lots were reviewed and lot samples were selected for reassay. Results indicated that all original assays, with the exception of 4, in which sample numbers had been switched, would be accepted as originally received.

Table 11-3: MacArthur 2011 QA/QC Program Results

	Skyline Labs	ALS Mineral Labs
Total Drill Hole Samples	15,063	1,748
Submitted Standards	675	87
Failed Standards	27	3
% Standards Failure	4.0%	3.4%
Submitted Blanks	622	85
Failed Blanks	7	0
% Blank Failure	1.1%	0%

Check assays from ALS Mineral Labs compared well with Skyline assays, providing additional confidence in the assay database, as shown in Figure 11-1.

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Figure 11-1: MacArthur Check Assay Results

11.6             REVIEW OF ADEQUACY OF SAMPLE PREPARATION, ANALYSES, AND SECURITY

During the visit to the project in 2011, Dr. Bryan observed geologic logging and data entry of drill data following an established protocol (Figure 11-2), and procedures for manually creating geologic sections from the drill data (Figure 11-3).

Figure 11-2: Reviewing Established Protocol for Data Entry

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Figure 11-3: Manually Creating Geologic Sections from the Drill Data

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12                DATA VERIFICATION

Dr. Rex Bryan of Tt conducted a site visit to the MacArthur Project area and Quaterra’s field office in Yerington, Nevada on September 9, 2011. During this visit Quaterra staff discussed the history of the project, presented all requested data, answered questions posed by Tt, presented the current geologic interpretation of the MacArthur deposit, and guided Dr. Bryan on a field examination through the MacArthur property which included observing drill sample collection during reverse circulation drilling. This section details the results of Tt’s verification of existing data for the MacArthur Project.

12.1             HISTORIC DATA CHECK

Tt did not collect independent samples to corroborate historic data. It is Tt’s opinion that the previous owners of the MacArthur Project area were competent established companies that followed industry standard practices for drilling, sampling, and assaying according to the industry standards in place at the time of the work. However, Quaterra has completed verification work on the historic data by re-assaying, when material was available, and twin hole drilling.

As an assay check on the historic Anaconda drilling within the confines of the current MacArthur pit, Quaterra twinned nineteen Anaconda holes using both reverse circulation and core drilling methods (Table 12-1). The attached histogram (Figure 12-1) contains information on 57 total holes: 38 Quaterra and 19 Anaconda. It provides a comparison of average copper grades between the 1972-1973 Anaconda drilling (all as dry drilling, capturing 100% of the dry sample) and Quaterra’s twin holes (wet sample recovery for all Quaterra reverse circulation drilling). Some of the twin holes drilled by Quaterra are angled whereas the corresponding Anaconda hole was drilled vertically. For these twin angle-drilled holes, the intercept displayed in Figure 12-1 is the length-weighted average over the projected vertical interval. The abbreviations Q-aRC and Q-bRC are first and second twins of existing holes.

A complete discussion of the twin hole program is available in the "MacArthur Copper Project NI 43-101 Technical Report", dated Feb 17, 2009.

12.2             CURRENT DATA CHECK

Tt has made several data checks and verifications of Quaterra work that has been performed for the MacArthur Project. These checks include validation of assays from Skyline and comparing geologic field logs with drill hole data. No discrepancies have been found.

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Table 12-1: List of Twin Holes Drilled By Quaterra

QUATERRA ALASKA, INC. – MACARTHUR PROJECT February 2009
Twin Group	Anaconda Hole	Quaterra Twin Core Hole	Quaterra Twin aRC Hole	Quaterra Twin bRC Hole
1	M120-C50-1	QMT-4
2	M120-C50-2	QMT-5	QMT-5aR
3	M165-K-1	QMT-11	QMT-11aR
4	M172.5-I-1	QMT-8	QMT-8aR
5	M195-M-1	QMT-13	QMT-13aR
6	M195-M-2	QMT-14	QMT-14aR	QMT-14bR
7	M205-G-2	QMT-6
8	M210-K-1	QMT-10	QMT-10aR	QMT-10bR
9	M210-O-1	QMT-15	QMT-15aR
10	M270-Q-1	QMT-17	QMT-17aR	QMT-17bR
11	M270-S-1	QMT-18	QMT-18aR	QMT-18bR
12	M30-K-1	QMT-12	QMT-12aR
13	M45-C1-1	QMT-1	QMT-1aR	QMT-1bR
14	M45-C1-2	QMT-2	QMT-2aR
15	M75-I-1	QMT-9
16	M90-B-1-2	QMT-3	QMT-3aR
17	M-90-G-4	QMT-19
18	M90-O-1	QMT-16	QMT-16aR
19	M95-G-1	QMT-7

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Figure 12-1: Twin Hole Charted Results 12.2.1 Adequacy of Data

It is Tetra Tech’s opinion that the data collection of both historic and modern data by Quaterra is adequate for the use of a 43-101 resource for the following reasons:

  The sampling is representative of the deposit in both survey and geological context

  The drill hole cores have been archived and are available for further checking

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13                MINERAL PROCESSING AND METALLURGICAL TESTING

The MacArthur deposit generally consists of an oxidized copper capping transitioning through a mixed oxide/secondary copper interface into primary sulfides at depth. Essentially all metallurgical testwork to date has been conducted on the copper oxide resources with a few tests having been performed on mixed oxide/sulfide material.

The MacArthur Project has a long history of metallurgical bottle roll and column testwork from 1976 through 2011. Historical test work by Anaconda in 1976 included bottle roll and column leach tests on samples collected from surface trenches. Arimetco performed a number of bottle and column leach tests on surface samples between 1992 and 1995 using several different metallurgical laboratories. Quaterra performed bottle roll and column tests between 2010 and 2011 through METCON Research in Tucson, Arizona. A list summarizing this testwork can be found in Table 13-1 at the end of this section.

Of significance, Anaconda operated a vat leach facility processing oxide ore from the Yerington Pit, the results from which were documented over the many years of operation. Arimetco also operated a number of leach pads between 1989 and 1995 treating oxide and transition ores mined from the Yerington Pit. However, between 1994 and 1997, approximately 6.1 million tons of ore was mined from the MacArthur Pit and hauled Run of Mine (ROM) to the Arimetco pads for processing. This commercial operational database for both the vat and heap leach operations was significant since both Yerington and MacArthur ore deposits are very similar in origin, geology and mineralization. A summary of several years of data from the vat leach operation is available for review.

A review of the METCON metallurgical test work shows good copper extraction but variable acid consumption spatially throughout the deposit. METCON column test work (32 columns) conducted in 2011 using material from 32 different PQ core drill holes (rather than material taken during surface sampling) was completed for the PEA. The drill holes provided reasonable spatial representivity of the MacArthur resources in all the deposit area. The METCON column study completed in 2011 is available for review.

Combined, the 2011 METCON study, the Anaconda vat leaching data, and the Arimetco commercial leach pad data provided sufficient metallurgical information to gain a preliminary level of confidence used in developing this PEA Study. However, to achieve the level of confidence for a prefeasibility study (PFS), additional metallurgical test work is necessary to better understand acidification techniques and the resultant copper extraction spatially in mineralized resource contained within the mine plan. This metallurgical test work will be undertaken during the PFS. Recommendations for this test program are provided in Section 26 of this report.

The following sections discuss the criteria upon which generation of the heap leach design parameters for the PEA were made. The design parameters are summarized in sub-section 13.9 Heap Leach Design Criteria.

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13.1             OXIDE ORE COPPER EXTRACTION

Predicted copper extraction and acid consumption was derived from the existing metallurgical data base, METCON columns and Arimetco historical information. Figure 13-1 below shows column copper extraction versus grade during a 120 day leach cycle. The 32 METCON columns average 60% extraction, which is globally near the extraction achieved by Arimetco at a similar copper grade. Half of the columns averaged 0.11% copper head grade which likely provides a downward bias on copper extraction. As grade increases, copper extraction increases. Assuming a 0.15% copper cutoff grade, Figure 13-1 shows column copper extraction of 65%. Using a permanent heap leach pad, extraction is predicted to increase during residual leaching of the overlaid pads, greater than offsetting solution copper inventory buildup in the pad.

Figure 13-1: Comparison of Grade versus Copper Recovery Oxide Leach Ore

The 32 METCON column tests showed that the leaching performance in the old MacArthur Pit area provided higher copper extraction and lower acid consumption compared to both the Gallagher Pit area and the North and Northwest MacArthur Pit areas. The variation in leach performance is not fully understood and will be addressed with future drilling and metallurgical test work in the PFS (discussed in Section 26).

The nine columns from the historic MacArthur Pit area averaged 83.9% extraction. Based on the 65% average column extraction of the 32 columns using a 0.15% cutoff grade, MacArthur Pit resources were conservatively predicted to achieve 70% copper extraction while all other pit areas were predicted to achieve 65% extraction. Acid consumption for the MacArthur Pit material only was also reduced from the estimated global acid consumption of 35 pounds of acid per ton of oxide ore to 30 pounds per ton. Oxide ore from the other pit areas was projected at 35 pounds of acid per ton of ore. Mixed oxide/secondary sulfide ores were projected to consume 30 pounds of acid per ton of ore.

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The project life of mine (LOM) mine plan shows that, of the 271 million tons of ore, 132 million consists of the MacArthur Pit oxide ore (49%). The plan also shows that 68.4% of the total ore is oxide mineralization, mixed oxide and secondary sulfide making up the remaining 31.6 percent.

Of importance to project economics are the timing and sequence of ore production. MacArthur Pit oxide ore constitutes 90 percent of the material leached during the first 7 years of mine life. MacArthur oxide ore having the highest copper leach extraction, the lowest acid consumption, and the lowest strip ratio in these first years’ works to optimize project economics.

13.2             OXIDE ORE ACID CONSUMPTION

Column test work assumed the use of an acid cure application followed by continued acidification during leaching/rinsing of the columns. During the cure stage, 31.59 pounds of acid per ton of ore was added. Following the acid cure, leaching of most columns consumed almost an equal amount of additional acid during the 120 day leach cycle. Most columns were operated between 1.5 and 1.6 pH during this leach cycle. It is probable that all 32 columns were over acidified both during the acid cure and leaching which resulted in excess acid consumption, averaging 57.3 pounds of sulfuric acid per ton of ore processed.

Using leach test results from only the 16 columns at a cut-off grade of 0.15% copper, and disregarding the test work results from the Gallagher Pit zone, acid consumption was determined to be 45.4 pounds of sulfuric acid per ton of ore. These test work results, taken in conjunction with qualified opinion predicts that acid consumption may be reduced 20% to 36.3 pounds of acid per ton of ore considering the column over acidification that was realized combined with shortening of the leach cycle time to 90 days. Arimetco added 25 to 30 pounds of acid per ton of ore with 7.7 pounds of acid consumed per pound of copper produced. However, since acid consumption appears to increase on the periphery of the MacArthur Pit, average acid consumption for all ore was estimated at 35 pounds of acid per ton of ore.

13.3             TRANSITION ORE EXTRACTION AND ACID CONSUMPTION

Research for prediction of copper leach extraction from secondary sulfides (chalcocite) in the transition ores is limited to one METCON column. A number of bottle roll tests with high levels of secondary copper were also run but bottle roll tests are considered index tests and do not produce data with an acceptable level of confidence on their own for heap leach design purposes. The total grade of the METCON column #4 was 0.363% copper with a cyanide soluble copper of 0.203% (secondary sulfide). Leach extraction of the secondary copper values was 56%, the extraction kinetics being slower than the oxide columns which is typical of secondary sulfide leaching. Leach extraction after 120 days was still significant and would continue in practice through the residual leaching of lifts as this material is overlaid by fresh ore.

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The total head iron content was 3.87%Fe with a tail residue of 3.32%Fe, showing an iron leach extraction of 6.22% . Test results from this column showed the least continuing acid consumption and iron extraction. Acid added during the cure was 32.5 pounds of acid per ton of ore. A total of 45.56 pounds of acid per ton of ore were consumed during this 120 day column test. The pH of the leach solution on day one of the column test was 0.43 indicating that the column was likely over acidified.

During the leach cycle the column pH ran between 1.45 and 1.55 and was much easier to maintain at this level.

Ferric iron concentration was 14.3 g/l the first day of rinsing which supplies ferric iron for chalcocite leaching. The ferrous iron was near zero after about 20 days of leaching showing that first stage chalcocite leaching was complete. The solution oxidation/reduction potential (ORP) remained about 650 mV after 20 days, ideal for second stage chalcocite leaching.

The head screen analysis of the one secondary sulfide column tested was coarser than the materials in the other 31 columns. This column also showed minimal chemical degradation. The head screen analysis was significantly coarser than the column averages and very little chemical degradation occurred. Chalcocite may tend to be more disseminated within the host rock than oxide ore. Although the copper grade in the column is not high, some acid will be generated during residual leaching as the second stage of chalcocite (covellite) is slowly leached resulting in elemental sulfur formation. Therefore, considering a shorter leach cycle time, acid consumption for secondary sulfide ore leaching was predicted to be 30 pounds of sulfuric acid per ton of ore. Copper leach extraction with residual leaching is predicted at 60 percent.

13.4             LEACH CYCLE TIME

A review of the column test work shows that copper extraction was nearing completion after 75 to 90 days. Overall extraction kinetic curves of the 32 columns were marginally slower than typical oxide leach columns, perhaps due to some oxide mineral dissemination within the host rock. A 90 day leach cycle was selected. This cycle time was also chosen to minimize the continuing acid consumption with little copper extraction occurring over the remaining 30 days of the 120 day leach as realized in the columns. Residual leaching beneath an overlaid lift will not see the 6 to 8 g/l acid concentration of a new lift. Once overlaid, the lift will see between 2 and 4 grams per liter, still promoting leaching but at significantly lower acid consumption, thereby optimizing overall copper extraction and acid consumption globally.

13.5             LEACH SOLUTION APPLICATION RATE

Considering the chemical degradation experienced during the column leach tests and with the Arimetco leach pads, a leach application rate of 0.0035 gpm per square foot was selected. With multiple lift overlays, the leach pad will see continuing consolidation by chemical degradation and ore column weight. Thus permeability will tend to decrease probably limiting the leach application rate to 0.0035 gallons per minute per square foot. The new leach pads can still be leached at higher application rates for the first 20 to 30 days to optimize copper extraction kinetics while the bulk of the pads can be operated at a lower application rate.

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13.6             PAD HEIGHT

Production lift height was selected to be 20 feet even though a 15 foot lift may be preferable metallurgically. The pad footprint, leach flow rate, and capital and operating costs increase proportionally with reduced lift heights. Extraction performance at the grade of this ore with a 15 foot high lift height would likely not justify these significant capital and operating costs. Additional test work in the pre-feasibility stage will supply better data to refine the lift height.

13.7             PLS FLOW RATE AND PLS GRADE

Assuming no intermediate leach solution recycle, the PLS flow rate is estimated at 10,400 gallons per minute with a PLS grade of 1.0 g/l copper, including raffinate recycle of 0.1 g/l copper considering 90% SX recovery of copper. M3 Engineering confirmed the flowrate of 10,400 gpm and PLS grade of 1 g/liter based on leach duration, irrigation rates and lift height. The PLS grade was determined by copper recovery and PLS flow rate.

13.8             PARTICLE SIZE TO HEAP LEACH

Historic test work provides limited ROM data for copper extraction and acid consumption. However, MacArthur ROM ore was successfully processed by Arimetco with good copper extraction and acid consumption, supporting the ROM leaching approach. The proposed Phase II PFS metallurgical program will address particle size vs. copper extraction and acid consumption (refer to section 26 for additional detail).

13.9             HEAP LEACH DESIGN CRITERIA

As a result of studying and analyzing all metallurgical test work to date, the following design criteria were developed for the MacArthur Project PEA.

•	Annual leach ore mining rate - 15,000,000 tons
•	Daily leach ore mining rate - 41,095 tons
•	ROM truck dumping direct to the leach pad
•	Acidification procedures to be determined during the pre-feasibility test work
•	Leach pad slope at 1.75 to 1 with step backs between each lift
•	One inner-lift liner at mid-point of the final pad elevation
•	Leach cycle time-90 days
•	Leach solution application rate-0.0035 gallon per minute per square foot
•	Lift height-20 feet
•	Individual leach module lift size- 250 feet by 600 feet by 20 feet deep
•	PLS grade-1.0 grams per liter
•	PLS flow rate- 10,400 gallons per minute
•	Ore bulk density- 125 pounds per cubic foot
•	MacArthur Pit oxide ore
	o	Copper extraction- 70%
	o	Acid consumption 30 pounds of acid per ton of ore

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•	Other oxide ore
	o	Copper extraction- 65%
	o	Acid consumption- 35 pounds of acid per ton of ore
•	Transition sulfide ore
	o	Copper extraction- 60%
	o	Acid consumption-30 pounds of acid per ton of ore

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Table 13-1: MacArthur Historical Test Work

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14                MINERAL RESOURCE ESTIMATES

14.1             INTRODUCTION

An updated resource model has been prepared for the MacArthur Copper Project, located near Yerington Nevada, that supersedes previous estimates reported in the January 2011 Technical Report (Tetra Tech, 2011). The previous report included data obtained only through year 2010. Updated mineral resource estimates have been generated by incorporating new exploration drilling and sampling conducted as part of the 2011 exploration program conducted by Quaterra Alaska. A listing of all the drill holes used in the model is found in Appendix E, which includes the drill hole type and location. Interpolation characteristics have been defined based on the geology, drill hole spacing and geostatistical analysis of the data. The mineral resources have been classified by their proximity to the sample locations and are reported, as required by NI 43-101 guidelines, according to the CIM standards on Mineral Resources and Reserves.

A total of 151 drill holes totaling 80,800 feet were added to the database used for the resource estimation. These included two holes for which data was unavailable at the time of the last estimate, but did not include three 2011 holes which were outside the model limits. This model differs from the previous resource estimate in the following ways:

  The physical dimensions of the overall block model were increased to include the new drilling. The 2010 model (Tetra Tech, 2011) contained only 512 blocks in the x -direction whereas the current updated model contains 548. The other dimension of 400 blocks in the y-direction and 150 levels are unchanged. The individual block size utilized is 25x25x20 feet.

  The interpretation of the mineralized zones for the oxide, mixed (transition) and sulfide mineralization was updated based on the assay data obtained in 2011.

  Dikes were added to the model, steeply dipping to the north, and modified search conditions were used in grade estimations.

  Indicator kriging (IK), based on total copper grades above and below 0.12%, was employed to modify search conditions used in grade estimation.

  More codes were assigned to blocks based on conditions of oxide-mixed-sulfide mineralization, the IK grade envelopes, and whether a block was within a dike or not.

  Dynamic kriging was used to alter the direction of the search ellipsoid for each block sub- areas such as the SE-pit area and areas north and south of the “Hinge Line” that had distinct azimuth and directions of the search ellipsoids

  Search parameters such as the maximum number of samples per sector, the number of samples per drill hole and the minimum samples required were modified.

  Compositing was changed from 20 foot-level style to a 10 foot-zone style.

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  Correlograms were used to model the spatial structure used in kriging.

  Some modifications to the search parameters were done on criteria which determined whether an estimated block was to be classified as measured, indicated or inferred.

  New jackknife studies were done to determine the required kriging parameters for block class.

14.2             MACARTHUR RESOURCE ESTIMATION

This section describes the methodology used in developing the mineral resource estimate for contained copper resources in the MacArthur deposit. Recent drilling on the MacArthur property, which further defines a significant amount of copper, coupled with updated geologic and mineral zone interpretations, provides the basis for an updated mineral resource estimate. Figure 14-1 details the drill holes used in the updated estimation of the MacArthur deposit.

The MacArthur mineral resource estimate was prepared in the following manner:

  Data from an additional 151 holes was added for this report.

  The density values for each rock code based on the previous studies are unchanged from the previous model.

  The resource estimate was broken into two areas: the southeast historical pit area (variously called SE or SE-Pit area in this report) and the northwest area (variously called NW or NW-Out in this report).

  Quaterra provided cross-sections with interpreted geology, lithology units, mineral zones (MinZones) and dikes. The MinZones were digitized by Quaterra and Tetra Tech (Tt) to produce wireframes surfaces.

  Dike intercepts were used to create dike blocks, oriented east-west or N70 o W, dipping 60 o to the north to allow separate grade interpolation within those blocks.

  Statistics for drill hole five-foot interval assays were analyzed for each of the MinZone codes broken out by the southeast and northwest areas and by drill holes completed by Metech and Quaterra.

  The interval assays were composited to a ten-foot zone-length. Statistics for the composites were analyzed for each of the rock codes within the southeast and northwest areas. As with the five- foot interval data, analyses were done separately on the Metech (Anaconda) and Quaterra data.

  Geostatisitcal analysis was done on the ten -foot composite data. Unitized General Relative variograms (UGR) were generated. The directional variograms were modeled with the spherical function using a nugget and up to three nested structures.

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  The quality of the variogram models was checked using a model-validation technique called “jackknifing”. The method helps determine the best variogram parameters to be used for the theoretical model, and to determine the best kriging parameters (range, direction and search parameters).

  The resource model used multiple pass ordinary kriging (OK) to estimate total copper within each MinZone. The kriged grades were checked by comparing block, composite and assay histograms.

  The block model values were visually inspected in multiple sections and plan maps. These values were compared to the drill hole traces that contain both interval assay data and composite data;

  A resource classification of measured, indicated and inferred was developed based on a combination of minimum required data points, jackknifing and kriging error analysis.

  The MacArthur copper resource was tabulated for volume, tonnage and contained metal for the measured, indicated and inferred classes.

  The resource estimate was broken into two areas for evaluation: the southeast historical pit area and the northwest area.

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Figure 14-1: Drill Location and Search Zones for the MacArthur 2011 Model

14.3             MACARTHUR BLOCK MODEL

Block model parameters for the MacArthur Copper Project were defined to best reflect both the drill spacing and current geologic interpretations. Table 14-1 shows the MacArthur block model parameters.

Table 14-1: MacArthur Model Parameters

MacArthur East Model Parameters	X (Columns)	Y (Rows)	Z (Levels)
Origin (lower left corner):	2,429,300	14,685,800	2,800
Block size (feet)	25	25	20
Number of Blocks	548	400	150
Rotation	0 degrees azimuth from North to left boundary
Composite Length	10 feet (Bench)

An Excel database provided by Quaterra contained the pertinent drill hole and assay information for the MacArthur Copper deposit. The database contained 737 drill holes of which 676 drill holes from Quaterra and Anaconda (Metech) were used. The 61 holes removed included holes with limited or no information on the assays (Pangea Gold 1991, Superior, USBM 1952, Anaconda 1955-57), and six Quaterra holes which were outside the model limits. Of the 676 holes used, there are 280 Anaconda (Metech) RC holes and 396 Quaterra holes (58 core and 338 RC holes). These drill holes traversed 257,895 feet, producing 51,258 total copper sample assay values at a nominal five feet in length. A list of drill holes used in this resource estimate is provided in Appendix E.

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Table 14-2 shows the MinZone codes, which can be considered levels of oxidation from topography changing with depth. Ideally, the top zone is the oxide zone with the chalcocite mix at a deeper level until a sulfide zone is encountered at depth.

These zones were modeled as strata determined by Quaterra geologists by inspecting the mineralogy of samples from core and RC cuttings. The transition from air (MinZone 0) to the oxide zone/chalcocite mix transition was modeled as MinZone 10. The transition from the oxide zone to the sulfide was modeled as MinZone 20. The MinZone code below the chalcocite to sulfide zones was given the code MinZone 30. Finally, any undefined zones were given the code 9999.

By creating and then combining boundary lines on sections, these transition lines were used to generate MinZone transition surfaces. Then by using wireframe techniques the model produced 3-D MinZone volumes (Tetra Tech used MicroModel® and Quaterra used DataMine®). These initial zones codes were modified by the addition of 100 if the material was within a dike and the addition of 1 if indicator kriging defined the material to be within a higher grade zone.

Table 14-2: MinZone Codes and Density

MinZone Code	Description	Density (cu.ft/ton)
0	Air and previously mined pit	Air (0) and Mined (12.5)
5, 6, 105, 106	Alluvium	12.5
10, 11, 110, 111	Oxide zone	12.5
20, 21, 120, 121	Chalcocite mix zone	12.5
30, 31, 130, 131	Sulfide zone	12.5
9999	Undefined	12.5

Table 14-3 shows the count of the described MinZones of the 5-foot intervals. The table is broken into two parts. Note that the term “POLYGON” which designates a subset of the drill holes that has been isolated for statistical work. In the second section of Table 14-3 the drill hole data from the “NW-Out Area” (Northwest area) has been segregated for the count. Some of the counted assays are now above the current post-mine topography and are coded with a MinZone Code of 0. Even though these particular samples are above the current topography their assay values contain geostatistical information that was used in estimating remaining resources.

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Table 14-3: MinZone Interval Data Count and Drill hole Assay Statistics

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MinZone Interval Data Count (continued)

14.4             ASSAY DATA

The assay data was assigned MinZones using the interpreted wireframes. The process first used DataMine® to assign a MinZone to each 25x25x20-foot block within the model specified in Table 14-1. When the majority of a block fell within the interpreted MinZone wireframe it was assigned the corresponding code. These coded blocks were then imported into MicroModel® and used to “back-mark” each sample using a simple majority rule. Table 14-4 gives the count of MinZone for composites. The table is divided into three sections. The first section gives a count of the Minzone codes for assays from all drill hole types, and no limiting polygon. For example the count of assays above the current topography (Code 0) is 7,733. The second section gives the statistics for the assays. For example the mean Cu grade in % in MinZone 0 is 0.327. The average for all zones, combined SE and SW areas is 0.125. The third section is a classic histogram plotted with a log scale.

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Table 14-4: Statistics of Cu Assay Data (All Areas)

MINZONE COUNT FOR SAMPLES

All Classes: 1 = Quaterra RC 2 = Quaterra Core 3 = Metech RC 4 = Metech RC-Twin
5 = QMT-Core-Twin 6 = QMT- RC-Twin 11 = quaterra- 2010 13 = quaterra- core- 2010 14 = QM-
2011
POLYGON LIMITING FILE USED: None

CODE*	COUNT	MINCOL	MAXCOL	MINROW	MAXROW	MINLEV	MAXLEV
0	7733	39	507	12	355	1	130
5	701	44	511	32	253	81	135
6	95	167	426	55	231	89	117
10	14118	42	511	12	269	68	134
11	10153	50	491	30	250	71	130
20	5343	39	511	12	307	70	118
21	2622	82	462	51	253	70	119
30	3624	102	455	52	253	47	114
31	487	158	441	72	253	48	108
105	39	122	439	90	231	89	124
106	16	273	302	210	232	102	108
110	2468	42	474	52	269	75	126
111	1167	119	431	35	233	74	112
120	1257	39	474	39	251	73	114
121	537	119	437	72	250	74	115
130	939	122	455	72	251	58	114
131	43	261	400	191	253	68	83
9999	208	184	425	307	347	1	1
TOTAL	51550

•	2010 43-101 base codes of 5, 10, 20 and 30 have been modified such that:
	All Dike Material has had a 100 added to the base code.
	All composites within a grade shell of 0.12% Cu have a 1 added to the base code. Codes 0 and 9999 are exceptions.

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All Cu Assay Statistics (continued)

DH CLASS LIMITED BY All Holes
DATA TYPE IS SAMPLE
MINIMUM CUT-OFF ENTERED = 0.005000

STATISTICS FOR LABEL : Cu%
MAXIMUM CUT-OFF ENTERED = 15.000000

	SAMPLE COUNT				UNTRANSFORMED STATISTICS						LOG-TRANSFORMED STATS			LOG-DERIVED	
ROCK TYPE	MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG MEAN	LOG VAR.	LOG STD.DEV	MEAN	COEF. OF VAR.
0	0	0	0	1063	0.01000	2.6600	0.32744	0.05706	0.23887	0.7295	-1.3312	0.4637	0.6810	0.3331	0.7681
5	2	0	0	641	0.00500	0.40000	0.04271	0.00201	0.04488	1.0508	-3.5473	0.7740	0.8798	0.0424	1.0809
6	0	0	0	93	0.01000	0.80000	0.22656	0.02336	0.15283	0.6746	-1.7566	0.6625	0.8140	0.2404	0.9694
10	45	0	0	14075	0.00500	2.4400	0.06605	0.00458	0.06766	1.0245	-3.0572	0.7348	0.8572	0.0679	1.0417
11	26	0	0	10104	0.00500	3.8900	0.24121	0.03925	0.19812	0.8213	-1.6335	0.4120	0.6419	0.2399	0.7140
20	7	0	0	5321	0.00500	1.2800	0.06776	0.00612	0.07824	1.1546	-3.0903	0.8152	0.9029	0.0684	1.1223
21	0	0	0	2640	0.00500	13.800	0.28725	0.18901	0.43475	1.5135	-1.6692	0.8003	0.8946	0.2811	1.1073
30	9	0	0	3615	0.00500	2.6700	0.05788	0.00820	0.09057	1.5648	-3.3498	0.9396	0.9693	0.0561	1.2485
31	0	0	0	491	0.01000	5.8500	0.27614	0.20353	0.45115	1.6338	-1.7865	0.9592	0.9794	0.2706	1.2687
105	0	0	0	30	0.00500	0.25000	0.05750	0.00241	0.04907	0.8534	-3.1330	0.5856	0.7653	0.0584	0.8923
106	0	0	0	18	0.04000	0.31000	0.14611	0.00943	0.09708	0.6644	-2.1473	0.4611	0.6790	0.1471	0.7654
110	3	0	0	2452	0.00500	1.8700	0.07990	0.01196	0.10934	1.3685	-3.0281	1.0056	1.0028	0.0800	1.3167
111	6	0	0	1146	0.00500	2.2700	0.19537	0.04252	0.20621	1.0555	-1.9700	0.7180	0.8474	0.1997	1.0249
120	4	0	0	1252	0.00500	1.5300	0.09204	0.01608	0.12679	1.3775	-2.9668	1.2297	1.1089	0.0952	1.5557
121	1	0	0	539	0.00500	8.8500	0.20833	0.21505	0.46373	2.2259	-2.2175	1.2372	1.1123	0.2021	1.5640
130	4	2	0	1058	0.00500	2.7500	0.05164	0.01442	0.12009	2.3254	-3.7098	1.2872	1.1345	0.0466	1.6194
131	0	0	0	36	0.01000	0.78000	0.17694	0.03833	0.19578	1.1065	-2.3864	1.5726	1.2540	0.2019	1.9542
9999	173	631	0	6041	0.00500	5.2900	0.05999	0.02967	0.17226	2.8713	-3.6190	1.2186	1.1039	0.0493	1.5435
ALL	282	633	0	50635	0.00500	13.800	0.12459	0.03937	0.19842	1.5925	-2.7221	1.3615	1.1668	0.1299	1.7835

10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
Upper Range Limit for Sample Cu%

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Table 14-5 and Table 14-6 show the statistics in the SE area and NW areas respectively.

The SE data is “lognormal-like”, in that it generally follows a bell shaped curve with some notable deviations and an average total copper grade of 0.172. The NW data has a mean grade of 0.091 with a highly skewed distribution.

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Table 14-5: SE-Pit Area Cu Assay Statistics

POLYGON SE-PIT-AREA
DH CLASS LIMITED BY All Holes
DATA TYPE IS SAMPLE
MINIMUM CUT-OFF ENTERED = 0.005000

STATISTICS FOR LABEL : Cu%
MAXIMUM CUT-OFF ENTERED = 15.000000

ROCK TYPE	SAMPLE COUNT MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	UNTRANSFORMED STATISTICS MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG-TRANSFORMED STATS LOG MEAN	LOG VAR.	LOG STD.DEV	LOG-DERIVED MEAN	COEF. OF VAR.
0	0	0	0	1073	0.01000	2.8600	0.32999	0.05688	0.23849	0.7227	-1.3153	0.4384	0.6621	0.3342	0.7417
5	0	0	0	466	0.00500	0.40000	0.03811	0.00181	0.04257	1.1169	-3.6728	0.7675	0.8760	0.0373	1.0744
6	0	0	0	79	0.05000	0.80000	0.25266	0.02215	0.14881	0.5890	-1.5651	0.4274	0.6538	0.2589	0.7303
10	10	0	0	6200	0.00500	1.1300	0.08079	0.00392	0.06257	0.7745	-2.7500	0.5246	0.7243	0.0831	0.8305
11	16	0	0	6910	0.00500	3.6400	0.24465	0.03657	0.19124	0.7817	-1.6033	0.3722	0.6101	0.2424	0.6715
20	1	0	0	847	0.00500	0.68000	0.06155	0.00317	0.05634	0.9154	-3.1787	0.9232	0.9608	0.0661	1.2318
21	0	0	0	585	0.01000	1.0300	0.22508	0.02372	0.15403	0.6843	-1.6934	0.4302	0.6559	0.2280	0.7332
30	3	0	0	559	0.00500	0.31000	0.05137	0.00200	0.04475	0.8713	-3.3046	0.7229	0.8499	0.0527	1.0898
31	0	0	0	114	0.01000	0.71000	0.19470	0.01500	0.12248	0.6291	-1.8707	0.6045	0.7775	0.2084	0.9112
105	0	0	0	14	0.01000	0.25000	0.06929	0.00442	0.06650	0.9598	-3.0323	0.7204	0.8488	0.0691	1.0273
106	0	0	0	0	0.	0.	0.	0.	0.	0.0000	0.0000	0.0000	0.0000	0.	0.0000
110	1	0	0	478	0.00500	1.2100	0.10556	0.01662	0.12893	1.2212	-2.8218	1.3449	1.1598	0.1165	1.6840
111	8	0	0	875	0.00500	2.2700	0.21099	0.04730	0.21748	1.0307	-1.8785	0.6824	0.8261	0.2150	0.9893
120	0	0	0	62	0.00500	0.32600	0.06992	0.00396	0.06291	0.8998	-3.1674	1.3651	1.1684	0.0833	1.7077
121	0	0	0	30	0.00500	0.74000	0.17350	0.05083	0.22546	1.2995	-2.5303	1.6382	1.2799	0.1607	2.0361
130	0	0	0	143	0.00500	0.46000	0.03021	0.00250	0.05002	1.6557	-4.1170	1.0319	1.0158	0.0273	1.3440
131	0	0	0	0	0.	0.	0.	0.	0.	0.0000	0.0000	0.0000	0.0000	0.	0.0000
9999	82	0	0	408	0.00500	0.49500	0.06564	0.00662	0.08135	1.2393	-3.4334	1.5612	1.2495	0.0705	1.9403
ALL	121	0	0	20843	0.00500	3.8400	0.17195	0.03134	0.17704	1.0296	-2.1888	1.0166	1.0082	0.1863	1.3280

10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0050 0.0059 0.0069 0.0081 0.0095 0.0111 0.0131 0.0153 0.0180 0.0211 0.0248 0.0291 0.0342 0.0401 0.0471 0.0552 0.0648 0.0761 0.0893 0.1048 0.1230 0.1443 0.1694 0.1988 0.2333 0.2739 0.3214 0.3772 0.4427 0.520 0.610 0.716 0.840 0.986 1.157 1.358 1.594 1.871 2.196 2.577 3.025 3.550 4.166 4.890 5.74 6.74 7.91 9.28 10.89 12.78 15.00
Upper Range Limit for Sample Cu%

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Table 14-6: NW Area TCu Assay Statistics

1 POLYGON: NW-OUT-AREA
DH CLASS LIMITED BY All Holes
DATA TYPE IS SAMPLE
MINIMUM CUT-OFF ENTERED = 0.005000
MAXIMUM CUT-OFF ENTERED = 15.000000

STATISTICS FOR LABEL : Cu%

ROCK TYPE	SAMPLE COUNT MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	UNTRANSFORMED STATISTICS MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG-TRANSFORMED STATS LOG MEAN	LOG VAR.	LOG STD.DEV	LOG-DERIVED MEAN	COEF. OF VAR.
0	0	0	0	10	0.02000	0.09000	0.05400	0.000649	0.02547	0.4717	-3.0360	0.2540	0.5040	0.0545	0.5377
5	2	0	0	175	0.00500	0.30000	0.05497	0.00236	0.04858	0.8837	-3.2132	0.6381	0.7988	0.0553	0.9449
6	0	0	0	14	0.01000	0.27000	0.07929	0.00493	0.07022	0.8856	-2.8371	0.6146	0.7840	0.0797	0.9314
10	35	0	0	7875	0.00500	2.4400	0.05443	0.00479	0.06924	1.2720	-3.2991	0.7670	0.8758	0.0542	1.0739
11	10	0	0	1194	0.00500	3.8900	0.21556	0.05854	0.24195	1.1224	-1.8591	0.6514	0.8071	0.2158	0.9583
20	6	0	0	4474	0.00500	1.2600	0.06694	0.00667	0.08168	1.1848	-3.0736	0.7931	0.6906	0.0686	1.1001
21	0	0	0	2055	0.00500	13.800	0.30495	0.23468	0.48444	1.5886	-1.6623	0.9054	0.9515	0.2983	1.2136
30	6	0	0	3056	0.00500	2.6700	0.05907	0.00933	0.09659	1.6351	-3.3581	0.9791	0.9895	0.0568	1.2892
31	0	0	0	377	0.01000	5.6500	0.30076	0.25612	0.50605	1.6892	-1.7611	1.0637	1.0314	0.2925	1.3773
105	0	0	0	16	0.00500	0.10000	0.04719	0.000580	0.02408	0.5103	-3.2211	0.4510	0.6716	0.0500	0.7550
106	0	0	0	18	0.04000	0.31000	0.14611	0.00943	0.09708	0.6644	-2.1473	0.4611	0.6790	0.1471	0.7654
110	2	0	0	1974	0.00500	1.6700	0.07368	0.01063	0.10312	1.3996	-3.0761	0.9107	0.9543	0.0726	1.2190
111	0	0	0	271	0.01000	1.6500	0.14491	0.02387	0.15452	1.0663	-2.2654	0.7186	0.8477	0.1487	1.0255
120	4	0	0	1190	0.00500	1.5300	0.09320	0.01668	0.12917	1.3859	-2.9564	1.2205	1.1048	0.0957	1.5456
121	1	0	0	509	0.00500	8.6500	0.21039	0.22477	0.47410	2.2535	-2.1991	1.2075	1.0989	0.2026	1.5314
130	4	2	0	915	0.00500	2.7500	0.05499	0.01621	0.12731	2.3150	-3.6461	1.2972	1.1389	0.0499	1.6307
131	0	0	0	36	0.01000	0.78000	0.17694	0.03833	0.19578	1.1065	-2.3864	1.5726	1.2540	0.2019	1.9592
9999	91	631	0	5633	0.00500	5.2900	0.05959	0.03134	0.17704	2.9712	-3.6325	1.1910	1.0913	0.0480	1.5134
ALL	161	633	0	29792	0.00500	13.800	0.09146	0.04232	0.20572	2.2493	-3.0955	1.2624	1.1236	0.0851	1.5918

20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0050
0.0059
0.0069
0.0081
0.0095
0.0111
0.0131
0.0153
0.0180
0.0211
0.0248
0.0291
0.0342
0.0401
0.0471
0.0552
0.0648
0.0761
0.0893
0.1048
0.1230
0.1443
0.1694
0.1988
0.2333
0.2739
0.3214
0.3772
0.4427
0.520
0.610
0.716
0.840
0.986
1.157
1.358
1.594
1.871
2.196
2.577
3.025
3.550
4.166
4.890
5.74
6.74
7.91
9.28
10.89
12.78
15.00
Upper Range Limit for Sample Cu%

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Figure 14-2 shows the SE and NW copper assay grades together in a side-by-side format. The length of the histogram bars is proportional to the total count of assays from each area. Note the enhanced grade of the SE-Pit area (blue bars) is quite apparent with respect to the NW-Out values (green bars).

Figure 14-2: Side-by-Side Histograms – TCu% Assay SE-PIT area and NW-OUT area

14.5             COMPOSITE DATA

The assay data was composited using a 10-foot “zone method”. The zone method is a variant of down hole compositing, with the distinction that the composite begins as the drill interval enters a rock code zone. This method tends to reduce averaging composites across zones. The process first used DataMine® to assign a MinZone to each 25x25x20-foot block within the model specified in Table 14-1. When the majority of a block fell within the interpreted MinZone wireframe it was assigned the code. These coded blocks were then imported into MicroModel® and used to “back-mark” each composite using a simple majority rule. No capping was applied. Table 14-7 gives the count of MinZone for composites. Note that the plotted histograms shown in Table 14-8 through Table 14-10 are more lognormal-like than the original assay data. Also note that the average values of the composites are quite similar to the averages shown for assays, and the coefficient of variation (CV) has been reduced.

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Table 14-7: MinZone Composite Count (All Areas)

MINZONE COUNT FOR COMPOSITES (10-foot Zone)

Quaterra & Metech Class: 1 = Quaterra RC 2 = Quaterra Core 3 = Metech RC 4 = Metech RC-Twin
5 = QMT- Core- Twin 6 = QMT- RC-Twin 11 = quaterra-2010 13 = quaterra-core-2010 14 = QM- 2011
POLYGON LIMITING FILE USED: None

CODE*	COUNT	MINCOL	MAXCOL	MINROW	MAXROW	MINLEV	MAXLEV
0	560	223	421	87	250	91	108
5	347	44	541	32	253	81	135
6	47	167	426	55	231	90	117
10	7118	42	541	12	269	68	134
11	5084	50	541	30	250	72	130
20	2669	39	541	12	307	70	118
21	1317	82	462	51	253	70	119
30	1816	102	455	52	253	47	114
31	244	158	441	72	253	48	108
105	15	122	437	90	209	90	124
106	9	273	302	210	232	102	108
110	1227	42	474	52	269	75	126
111	565	119	431	35	233	74	112
120	624	39	474	39	251	73	114
121	268	119	437	72	250	74	115
130	525	122	455	72	251	66	114
131	18	261	400	191	253	68	83
9999	3577	39	541	1	355	1	130
TOTAL	26030

•	2010 43-101 base codes of 5, 10, 20 and 30 have been modified such that:
	All Dike Material has had a 100 added to the base code.
	All composites within a grade shell of 0.12% Cu have a 1 added to the base code. Codes 0 and 9999 are exceptions.

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Table 14-8: All Cu Assay Statistics for Quaterra Composites

POLYGON: NONE
DH CLASS LIMITED BY All Holes
DATA TYPE IS COMPOSITE STATISTICS FOR LABEL : cCu%
MINIMUM CUT-OFF ENTERED = 0.005000
MAXIMUM CUT-OFF ENTERED = 15.000000

ROCK TYPE	COMPOSITE COUNT MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	UNTRANSFORMED STATISTICS MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG-TRANSFORMED STATS LOG MEAN	LOG VAR.	LOG STD.DEV	LOG-DERIVED MEAN	COEF. OF VAR.
0	0	0	0	560	0.01500	2.4600	0.32875	0.05337	0.23101	0.7027	-1.3110	0.4282	0.6544	0.3339	0.7311
5	0	0	0	347	0.00500	0.29000	0.04070	0.00171	0.04136	1.0162	-3.5822	0.7348	0.8572	0.0402	1.0416
6	0	0	0	47	0.02000	0.70000	0.22619	0.03077	0.14413	0.6373	-1.7259	0.5785	0.7606	0.2377	0.8851
10	13	0	0	7105	0.00500	1.2500	0.06571	0.00358	0.05980	0.9100	-3.0258	0.6580	0.8112	0.0674	0.9649
11	6	0	0	5078	0.00750	3.3200	0.24119	0.03198	0.17882	0.7414	-1.6004	0.3415	0.5844	0.2394	0.6380
20	1	0	0	2666	0.00500	0.77000	0.06786	0.00466	0.06828	1.0062	-3.0294	0.6967	0.8359	0.0686	1.0056
21	1	0	0	1316	0.00500	9.8650	0.28720	0.15200	0.38987	1.3575	-1.5957	0.6440	0.8025	0.2798	0.9509
30	11	0	0	1805	0.00500	1.6300	0.05785	0.00631	0.07940	1.3727	-3.2732	0.7976	0.8932	0.0565	1.1049
31	0	0	0	244	0.01400	4.8100	0.27693	0.15982	0.39978	1.4436	-1.6691	0.7038	0.8390	0.2679	1.0107
105	0	0	0	15	0.01250	0.18500	0.05750	0.00189	0.04344	0.7554	-3.0874	0.4728	0.6876	0.0578	0.7774
106	0	0	0	9	0.05000	0.27000	0.14611	0.00863	0.09290	0.6358	-2.1222	0.4154	0.6445	0.1474	0.7176
110	1	0	0	1226	0.00500	1.7550	0.07958	0.01027	0.10133	1.2732	-2.9884	0.9194	0.9589	0.0798	1.2280
111	0	0	0	565	0.00500	1.9653	0.19323	0.03145	0.17733	0.9177	-1.9320	0.6246	0.7903	0.1980	0.9314
120	0	0	0	624	0.00500	1.1900	0.09097	0.01249	0.11176	1.2284	-2.9137	1.1130	1.0550	0.0947	1.4295
121	0	0	0	268	0.00500	5.8600	0.20928	0.17454	0.41778	1.9963	-2.1526	1.1174	1.0571	0.2031	1.4342
130	2	0	0	523	0.00500	1.5050	0.04966	0.00837	0.09146	1.8419	-3.6329	1.1367	1.0662	0.0467	1.4548
131	0	0	0	18	0.01000	0.55500	0.17694	0.03162	0.17783	1.0050	-2.3624	1.5776	1.2560	0.2073	1.9605
9999	120	232	0	3225	0.00500	3.1400	0.05572	0.01821	0.13496	2.4221	-3.6303	1.1993	1.0951	0.0483	1.5224
ALL	155	232	0	25643	0.00500	9.8650	0.12331	0.03249	0.18026	1.4618	-2.6926	1.2893	1.1355	0.1290	1.6218

10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0050 0.0059 0.0069 0.0081 0.0095 0.0111 0.0131 0.0153 0.0180 0.0211 0.0248 0.0291 0.0342 0.0401 0.0471 0.0552 0.0648 0.0761 0.0893 0.1048 0.1230 0.1443 0.1694 0.1988 0.2333 0.2739 0.3214 0.3772 0.4427 0.520 0.610 0.716 0.840 0.986 1.157 1.358 1.594 1.871 2.196 2.577 3.025 3.550 4.166 4.890 5.74 6.74 7.91 9.28 10.89 12.78 15.00
Upper Range Limit for Composite cCu%

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Table 14-9: SE Area Cu Assay Statistics for Quaterra Composites

POLYGON: SE-Pit
CLASS LIMITED BY All Holes
DATA TYPE IS COMPOSITE STATISTICS FOR LABEL : cCu%
MINIMUM CUT-OFF ENTERED = 0.005000
MAXIMUM CUT-OFF ENTERED = 15.000000

ROCK TYPE	COMPOSITE COUNT MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	UNTRANSFORMED STATISTICS MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG-TRANSFORMED STATS LOG MEAN	LOG VAR.	LOG STD.DEV	LOG-DERIVED MEAN	COEF. OF VAR.
0	0	0	0	555	0.01500	2.4600	0.33123	0.05315	0.23055	0.6961	-1.2955	0.4031	0.6349	0.3349	0.7046
5	0	0	0	191	0.00500	0.29000	0.04471	0.00172	0.04143	0.9267	-3.4269	0.6395	0.7997	0.0446	0.9463
6	0	0	0	40	0.05500	0.70000	0.25189	0.01929	0.13889	0.5514	-1.5389	0.3561	0.5967	0.2564	0.6540
10	3	0	0	3133	0.00500	1.0100	0.08028	0.00316	0.05622	0.7003	-2.7257	0.4566	0.6757	0.0823	0.7607
11	4	0	0	4469	0.00750	3.3200	0.24443	0.02994	0.17302	0.7078	-1.5756	0.3142	0.5606	0.2421	0.6076
20	0	0	0	492	0.00500	0.49000	0.06703	0.00306	0.05531	0.8251	-3.0029	0.6776	0.8233	0.0897	0.9846
21	1	0	0	308	0.04000	0.88750	0.22401	0.01735	0.13174	0.5881	-1.6465	0.3019	0.5495	0.2241	0.5937
30	6	0	0	324	0.00500	0.67500	0.05768	0.00381	0.06170	1.0697	-3.1746	0.6138	0.7834	0.0568	0.9206
31	0	0	0	61	0.02520	0.88500	0.20124	0.01180	0.10863	0.5398	-1.7617	0.3685	0.6071	0.2065	0.6676
105	0	0	0	7	0.01500	0.18500	0.06929	0.00347	0.05891	0.8502	-2.9788	0.6455	0.8035	0.0702	0.9524
106	0	0	0	0	0.	0.	0.	0.	0.	0.0000	0.0000	0.0000	0.0000	0.	0.0000
110	1	0	0	246	0.00500	0.85500	0.10382	0.01392	0.11799	1.1365	-2.7932	1.2230	1.1059	0.1129	1.5483
111	0	0	0	430	0.00500	1.9653	0.20863	0.03472	0.18633	0.8931	-1.8417	0.6018	0.7758	0.2142	0.9085
120	0	0	0	51	0.00500	0.28750	0.06583	0.00238	0.04876	0.7407	-3.0381	0.8604	0.9276	0.0737	1.1680
121	0	0	0	15	0.00750	0.74000	0.17477	0.05001	0.22363	1.2796	-2.4695	1.5222	1.2338	0.1812	1.8927
130	1	0	0	70	0.00500	0.29000	0.02897	0.00169	0.04112	1.4192	-4.0750	0.9180	0.9581	0.0269	1.2265
131	0	0	0	0	0.	0.	0.	0.	0.	0.0000	0.0000	0.0000	0.0000	0.	0.0000
9999	0	0	0	215	0.00500	0.44500	0.07360	0.00659	0.08118	1.1030	-3.1769	1.2602	1.1226	0.0783	1.5893
ALL	16	0	0	10607	0.00500	3.3200	0.17148	0.02708	0.16457	0.9597	-2.1492	0.8971	0.9472	0.1826	1.2052

10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0050 0.0059 0.0069 0.0081 0.0095 0.0111 0.0131 0.0153 0.0180 0.0211 0.0248 0.0291 0.0342 0.0401 0.0471 0.0552 0.0648 0.0761 0.0893 0.1048 0.1230 0.1443 0.1694 0.1988 0.2333 0.2739 0.3214 0.3772 0.4427 0.520 0.610 0.716 0.840 0.986 1.157 1.358 1.594 1.871 2.196 2.577 3.025 3.550 4.166 4.890 5.74 6.74 7.91 9.28 10.89 12.78 15.00
Upper Range Limit for Composite cCu%

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Table 14-10: NW Area Cu Assay Statistics for Quaterra Composites

POLYGON: NW_Area
DH CLASS LIMITED BY ALL
DATA TYPE IS COMPOSITE — STATISTICS FOR LABEL : cCu%
MINIMUM CUT-OFF ENTERED = 0.005000
MAXIMUM CUT-OFF ENTERED = 15.000000

ROCK TYPE	COMPOSITE COUNT MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	UNTRANSFORMED STATISTICS MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG-TRANSFORMED STATS LOG MEAN	LOG VAR.	LOG STD.DEV	LOG-DERIVED MEAN	COEF. OF VAR.
0	0	0	0	5	0.02500	0.08000	0.05400	0.000693	0.02632	0.4873	-3.0295	0.2373	0.4872	0.0544	0.5175
5	0	0	0	88	0.01000	0.26500	0.05498	0.00212	0.04605	0.8376	-3.1748	0.5379	0.7334	0.0547	0.8441
6	0	0	0	7	0.02000	0.21000	0.07929	0.00430	0.06554	0.8266	-2.7942	0.5086	0.7131	0.0769	0.8142
10	10	0	0	3933	0.00500	1.2500	0.05450	0.00357	0.05974	1.0961	-3.2478	0.6706	0.8189	0.0543	0.9774
11	2	0	0	597	0.01500	3.1700	0.21586	0.04604	0.21458	0.9940	-1.7882	0.5029	0.7092	0.2151	0.8084
20	1	0	0	2238	0.00500	0.77000	0.06908	0.00509	0.07136	1.0329	-3.0092	0.6679	0.8172	0.0689	0.9747
21	0	0	0	1026	0.00500	9.8650	0.30464	0.18856	0.43424	1.4254	-1.5824	0.7384	0.8593	0.2973	1.0453
30	5	0	0	1530	0.00500	1.6300	0.05900	0.00714	0.08449	1.4321	-3.2794	0.8381	0.9155	0.0573	1.1455
31	0	0	0	188	0.01400	4.8100	0.30083	0.20243	0.44992	1.4956	-1.6398	0.8090	0.8994	0.2907	1.1161
105	0	0	0	8	0.01250	0.09000	0.04719	0.000538	0.02320	0.4917	-3.1824	0.3022	0.5498	0.0483	0.5940
106	0	0	0	9	0.05000	0.27000	0.14611	0.00863	0.09290	0.6358	-2.1222	0.4154	0.6445	0.1474	0.7176
110	0	0	0	988	0.00500	1.7550	0.07333	0.00912	0.09548	1.3021	-3.0378	0.8267	0.9093	0.0725	1.1340
111	0	0	0	135	0.01000	1.0200	0.14419	0.01802	0.13424	0.9310	-2.2197	0.5886	0.7672	0.1456	0.8953
120	0	0	0	593	0.00500	1.1900	0.09208	0.01294	0.11375	1.2354	-2.9023	1.1004	1.0490	0.0952	1.4161
121	0	0	0	253	0.00500	5.8600	0.21133	0.18207	0.42670	2.0192	-2.1339	1.0871	1.0427	0.2039	1.4021
130	1	0	0	453	0.00500	1.5050	0.05285	0.00933	0.09657	1.8272	-3.5645	1.1356	1.0656	0.0500	1.4536
131	0	0	0	18	0.01000	0.55500	0.17694	0.03162	0.17783	1.0050	-2.3624	1.5776	1.2560	0.2073	1.9605
9999	120	232	0	2866	0.00500	3.1400	0.05663	0.01977	0.14060	2.4827	-3.5876	1.1066	1.0519	0.0461	1.4226
ALL	139	232	0	14935	0.00500	9.8650	0.09066	0.03365	0.18344	2.0234	-3.0388	1.1571	1.0757	0.0854	1.4767

10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0050
0.0059
0.0069
0.0081
0.0095
0.0111
0.0131
0.0153
0.0180
0.0211
0.0248
0.0291
0.0342
0.0401
0.0471
0.0552
0.0648
0.0761
0.0893
0.1048
0.1230
0.1443
0.1694
0.1988
0.2333
0.2739
0.3214
0.3772
0.4427
0.520
0.610
0.716
0.840
0.986
1.157
1.358
1.594
1.871
2.196
2.577
3.025
3.550
4.166
4.890
5.74
6.74
7.91
9.28
10.89
12.78
15.00
Upper Range Limit for Composite cCu%

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Figure 14-3 shows the SE and NW copper composite grades together in a side-by-side format. The length of the histogram bars is proportional to the total count of assays from each area. Again the enhanced grade of the SE-Pit area (blue bars) is quite apparent with respect to the NW-Out values (green bars).

Figure 14-3: Side-by-Side Histograms – TCu% Composites SE-PIT area & NW area

14.6             GEOSTATISTICAL ANALYSIS AND VARIOGRAPHY

A total of twenty-two (21 directional and one omni-directional) variograms were calculated using MicroModel® for each MinZone within each area. The program searches along each direction for data pairs within a 12.5 -degrees window angle and 5-feet tolerance band. All experimental variograms are inspected so that spatial continuity along a primary, secondary and tertiary direction can be modeled.

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Each variogram model was then validated using the “jackknifing” method. This method sequentially removes values and then uses the remaining composites to krige the missing value using the proposed variogram.

Figure 14-4 shows the horizontal omni-variogram of indicator 0-1 values of total copper grades equal to and below 0.12% Cu (indicator=0) and above (indicator=1). A nugget and three spherical model structures are modeled. Indicator kriging was used to partition the blocks into “high (1)” and “low (0)” grade sub-areas. These sub-areas were used to recode the blocks. For example, a block with a 10 code within a high grade area was recoded with an “11” code.

The second panel of Figure 14-5 shows two figures containing experimental correlograms of total copper in various directions. A correlogram can be considered as a variation of a variogram, with the graph plotting the correlation of data at increasing separation distances. A perfect correlation plots as a “1.0” . A nugget effect is when two samples at nearly the same location have a correlation less than 1. When samples are no longer correlated (0.0), the distance is considered to be the “range” of the data.

Figure 14-4: 0.12% Indicator Variograms (Omni Direction) For NW-Out and SE-Pit Areas

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(a) SE Correlograms

SE-PIT AREA (Zones 10, 11, 20 and 21)
COMPOSITED cTCuA
Omni Direction
Horiz N
Horiz NE
Vertical
CORRELOGRAM
LAG DISTANCE - FEET
0.000
0.100
0.200
0.300
0.400
0.500
0.600
0.700
0.800
0.0
100.0
200.0
300.0
400.0
500.0
600.0
700.0
800.0
900.0
1000.0

(b) NW-OUT Correlogram

NW-OUT (All Zones)
COMPOSITED cTCuA
Omni Direction
Horiz N
Horiz NE
Vertical
CORRELOGRAM
LAG DISTANCE - FEET
0.000
0.100
0.200
0.300
0.400
0.500
0.600
0.700
0.800
0.0
100.0
200.0
300.0
400.0
500.0
600.0
700.0
800.0
900.0
1000.0

Figure 14-5: Selected Cu% Correlograms For SE-Pit And NW-Out Areas

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14.7             KRIGING

Kriging requires not only a variogram model but other search parameters. Table 14-11 shows the search parameters and variogram parameters used for block kriging of total copper. As discussed, the initial MinZone codes of 10, 20 and 30 have been modified. Zone codes within modeled dikes have been increased by 100. Zones within areas considered to be of higher grade using a 0.12% indicator have been increased by 1. Dynamic kriging was used in this estimate; the method changes both the search and variogram parameters for every estimate block. The dip parameter for all 30 and 100 codes are defined in the table.

Table 14-11: Variogram and Search Parameters

For example, for MinZone 10 in the SE area, the search ellipse of 300x400x100 feet will be oriented so its primary axis has an azimuth of 20 degrees north, a dip of 0 degrees. Conditions regarding the minimum number of drill holes to be used for each resource class and how an additional condition that the kriging error must be within certain bounds may also impact a resource classification are discussed further in Section 14.8.

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Table 14-12 gives the count of potentially estimated blocks for each of the MinZones in the SE and NW areas. It should be noted that not all of these blocks will be estimated. Table 14-13 through Table 14-15 give the statistics for the kriged blocks within the SE and NW Areas, respectively.

Figure 14-6(a) shows the block values in the SE-Pit area (Zones 10 and 20) for measured + indicated (M&I, green bars) and inferred (red bars) in side-by-side format. Note that M&I have sharply defined the higher grade population. The inferred distribution is more complex, perhaps reflecting a mix of several grade populations. Figure 14-6(b) shows a lesser grade enhancement in the NW zones 10 and 20 for the M&I blocks versus the inferred. In both cases, the enhancement is due to the geologic modeling.

Table 14-12: MinZone Block Count (All Areas)

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Table 14-13: SE-Pit and NW Areas Cu Block Statistics

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Table 14-14: SE Area Cu Block Statistics

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Table 14-15: NE Area Cu Block Statistics

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Side-by-side histograms of Total Cu% (Blocks)
M&I SE-PIT (178,152)
INF SE-PIT (129,359)
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
Unitized Distributions
SE-PIT Area (M&I and INF Blocks)

(a) INF (RED) and M&I (Green) Blocks – SE-Pit Area

Side-by-side histograms of Total Cu% (Blocks)
M&I NW (106,449)
INF NW (475,649)
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
Unitized Distributions
NW-Outside Area (M&I and INF Blocks)

(b) INF (RED) and M&I (Green) Blocks – NW-Out Area

Figure 14-6: Side-by-Side Histograms M&I vs INF for (a) SE and (b) NW-Out

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14.8             KRIGING ERROR AND RESOURCE CLASSIFICATION

Tt used a two-part approach to classify the total copper resources. This approach takes into account the spatial distribution of the drilling, the distance to the nearest data points used to estimate a block, and finally the relative kriging error generated by the estimate. Tt has found this approach to be very robust and provide highly reproducible results. The following points detail this approach.

  A measured block requires 16 samples, with a maximum of five samples per sector in a 6 sector search pattern and a maximum of 2 composites coming from a single drill hole. This implies that in most cases, for a block to be classified as measured there must be a least 8 drill holes in four cardinal directions

  The constraints for an indicated block are not as stringent as those for a measured block. An indicated block requires a minimum of 6 samples, with a maximum of 4 samples per sector in a sector search pattern and a maximum number of 2 samples coming from a single drill hole. This implies that for most cases an indicated block must have at least 3 drill holes in three of the four cardinal directions.

  Relaxing the constraints even more, an inferred block requires a minimum of 2 samples, with a minimum of 2 samples per sector and a maximum of 2 composites from a single drill hole. This implies that an inferred block must have a least one drill hole from one of the four cardinal directions.

In addition to the search parameters, kriging error comes into play when determining if a block falls into a particular class. Tt has found that by plotting the kriging error as a log-probability plot, there is a natural break in the distribution which signifies when the error is too great to allow a block to be classified as measured or indicated (Figure 14-7). In the case of the MacArthur deposit, any block with a kriging error of 0.75 or larger was classified as inferred.

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Figure 14-7: Probability plot of kriging error

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Correlation Analysis
LOGARITHMIC SCALE - KRIGED
LOGARITHMIC SCALE - c_cu
NUMBER OF SAMPLES
COVARIANCE
CORRELATION COEFFICIENT

(a) Scatter plot of the Jackknife estimate and target grades

Histogram: DIFFERENCE
normal (x,0,.1) *.01*993.+normal (x,0,.05) *.01*900
K-S d=.08260, p<.01 ; Lilliefors p<.01
Expected Normal
No. of obs
X <= Category Boundary

(b) Histogram of the Jackknife estimate and target difference.

Figure 14-8: Jackknife Method of Model Validation

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The use of a model validation technique called &“jackknifing” has been used to help validate the chosen search parameters. The technique removes, in sequence, a target value and uses the chosen estimation method to predict its value. The target and estimate are then compared. Figure 14-8(a) shows a scatter plot of the plotted target and estimated grades. A perfect estimation would produce a 45-degree slope of points and a correlation of 1.0. This plot has a correlation of 0.62 with approximately 80% of the points falling within the plotted ellipse. Figure 14-8(b) show the histogram of the difference between the target and estimate grades. An unbiased estimation would show a difference of zero. A precise estimate should have a small spread in the differences. Figure 14-9 show a jackknife scatterplot with the results of the three passes for MinZones 10 and 11. Correlation for pass 1 is 0.7. Pass 2 has a correlation of 0.5 and Pass 3 a correlation of 0.3. The nested ellipses capture approximately 80% of the plotted points for each test.

Figure 14-9: Jackknife validation of kriging model (SE Area, MinZones 10 and 11)

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14.9             VALIDATION OF BLOCK MODEL: VISUAL AND STATISTICAL CHECKS

The resultant block model was validated both with visual checking of the block model grades against drill hole assays and composites using DataMine®. Figure 14-10 shows a graphic of one of the statistical comparisons. Side-by-side histograms of samples assays, composite grades and block grades shows that the three histograms are well centered. The histogram of the assays shows the grade spikes at low grades, which may be a function of laboratory detection limits.

Figure 14-10: Side-by-Side Samples, Composites and Blocks

Figure 14-11 and Figure 14-12 show an east-west cross section used for visual check of the copper grades and resource classes and Figure 14-13 and Figure 14-14 similarly show a north-south section used for visual inspection. Surfaces shown below the current topography are the bottom of oxide /top of chalcocite, and the bottom of chalcocite-mix / top of primary sulfides.

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8000 Elev
7000 Elev
6000 Elev
5000 Elev
4000 Elev
3000 Elev
2000 Elev
2432000 E
2436000 E
2440000 E
West East Projection Section
14691000.00 N
Local Grid Section: "56,000"
Section +/- 250'
18 Jun 2012
% KTCU
1" = 1100
0
500
1000
Issued by:
TETRA TECH
Drawing Provided by/Prepared for:
QUATERRA ALASKA, INC.
Project:
MacArthur Copper Project
Project Location:
Lyon County, Nevada
File Name:
Fig14 EW_Section_Grade.cdr
Project number:
114-311166
Date of issue:
06/12/2012

Figure 14-11
East-West Section Krigged Cu Grade Blocks with Drillholes

Figure 14-11: East West Cross Section Looking North (Cu blocks)

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West East Projection Section
14691000.00 N
Local Grid Section: "56,000"
Section +/- 250'
18 Jun 2012
Resource Class
Measured
Indicated
Inferred
8000 Elev
7000 Elev
6000 Elev
5000 Elev
4000 Elev
3000 Elev
2000 Elev
0
500
1000
TETRA TECH
QUATERRA ALASKA, INC.
MacArthur Copper Project
Lyon County, Nevada
114-311166
06/18/2012

Figure 14-12
East-West Section Resource Classification Blocks with Drillholes

Figure 14-12: East-West Cross Section Looking North (Resource Class)

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South North Projection Section
2438324.00 E
Local Grid Section: "18,920"
Section +/- 250'
18 Jun 2012
7000 Elev
6000 Elev
5000 Elev
4000 Elev
3000 Elev
2000 Elev
% KTCU

Issued by:
TETRA TECH

Drawing Provided by/Prepared for: **QUATERRA ALASKA, INC.**
Project: MacArthur Copper Project
Project Location: Lyon County, Nevada
File Name: Fig14-NS_Section_Grade.cdr
Project Number: 114-311166
Date of Issue: 08/12/2012

Figure 14-13
North-South Section Krigged Cu Grade Blocks with Drillholes

Figure 14-13: North-South Cross Section Looking West (Cu Blocks)

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South North Projection Section
2436324.00 E
Local Grid Section: "18,920"
Section +/- 250'
18 Jun 2012
7000 Elev
6000 Elev
5000 Elev
4000 Elev
3000 Elev
2000 Elev
Resource Class
Measured
Indicated
Inferred
0
500
1000

Issued by: TETRA TECH

Drawing Provided by/Prepared for: QUATERRA ALASKA, INC.

Project: MacArthur Copper Project

Project Location: Lyon County, Nevada

File Name: Fig14-NS_Section_MIF.cdr

Project Number: 114-311166

Date of Issue: 08/18/2012

Figure 14-14

North-South Section Resource Classification Blocks with Drillholes

Figure 14-14: North South Cross Section Looking West (Resource Class)

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14.10           MINERAL RESOURCE ESTIMATE

A summary of the measured copper resource is shown in Table 14-16. A summary of the indicated copper resources is shown in Table 14-17. The combined Measured and Indicated Copper Resources are shown in Table 14-18, and a summary of the inferred copper resources by deposit area is shown in Table 14-19. The base case cutoff grade for the leachable resources is 0.12% Cu. The base case cutoff grade for the primary sulfide resources is 0.15% Cu. Both of these values are representative of actual operating cutoff grades in use as of the date of this report. It is Tt's opinion that the MacArthur Mineral Resources meet the current CIM definitions for classified resources.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

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An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Source: CIM DEFINITION STANDARDS - For Mineral Resources and Mineral Reserves CIM Standing Committee on Reserve Definitions, November 27, 2010

Table 14-16: Measured Copper Resources

MEASURED RESOURCES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA May 2011
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.5	1,444	0.675	19,491
	0.4	3,196	0.548	35,041
	0.35	5,074	0.483	49,025
	0.3	8,633	0.417	71,930
	0.25	15,929	0.35	111,599
	0.2	33,472	0.283	189,518
	0.18	43,753	0.261	228,566
	0.15	58,388	0.237	276,993
	0.12	71,829	0.218	313,174
Primary Material (MinZone 30)	0.5	N/A	N/A	N/A
	0.4
	0.35
	0.3
	0.25
	0.2
	0.18
	0.15

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Table 14-17: Indicated Copper Resources

INDICATED COPPER RESOURCES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA May 2011
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.5	1,957	0.753	29,484
	0.4	3,533	0.615	43,442
	0.35	5,018	0.543	54,516
	0.3	7,618	0.468	71,259
	0.25	13,930	0.379	105,478
	0.2	31,949	0.29	185,049
	0.18	45,554	0.26	236,607
	0.15	67,271	0.229	308,639
	0.12	87,264	0.208	362,320
Primary Material (MinZone 30)	0.5	98	0.72	1,411
	0.4	193	0.586	2,263
	0.35	273	0.523	2,857
	0.3	354	0.478	3,382
	0.25	507	0.416	4,216
	0.2	670	0.369	4,938
	0.18	796	0.34	5,414
	0.15	1,098	0.292	6,408

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Table 14-18: Measured + Indicated Copper Resources

MEASURED + INDICATED RESOURCES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA May 2011
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.5	3,401	0.72	48,974
	0.4	6,730	0.583	78,485
	0.35	10,092	0.513	103,544
	0.3	16,251	0.441	143,171
	0.25	29,859	0.364	217,075
	0.2	65,421	0.286	374,601
	0.18	89,306	0.26	465,106
	0.15	125,659	0.233	585,822
	0.12	159,094	0.212	675,513
Primary Material (MinZone 30)	0.5	98	0.72	1,411
	0.4	193	0.586	2,263
	0.35	273	0.523	2,857
	0.3	354	0.478	3,382
	0.25	507	0.416	4,216
	0.2	670	0.369	4,938
	0.18	796	0.34	5,414
	0.15	1,098	0.292	6,408

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Table 14-19: Inferred Copper Resources

INFERRED COPPER RESOURCES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA May 2011
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.5	4,294	0.657	56,423
	0.4	9,656	0.538	103,899
	0.35	15,357	0.477	146,444
	0.3	25,851	0.414	213,788
	0.25	43,695	0.356	311,108
	0.2	82,610	0.293	483,929
	0.18	109,920	0.267	587,412
	0.15	166,930	0.232	774,889
	0.12	243,417	0.201	979,510
Primary Material (MinZone 30)	0.5	10,644	0.819	174,413
	0.4	18,442	0.653	240,742
	0.35	23,316	0.594	277,181
	0.3	33,831	0.511	345,415
	0.25	53,060	0.423	449,312
	0.2	89,350	0.341	609,188
	0.18	101,375	0.323	654,680
	0.15	134,900	0.283	764,074

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15                MINERAL RESERVE ESTIMATES

At this time, the MacArthur Copper Property does not have any CIM definable mineral reserves.

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16                MINING METHODS

Mining of the MacArthur deposit will be done by open pit methods utilizing a traditional drill, blast, load and haul sequence. Ore will be delivered to the run of mine heap leach and waste rock will be deposited in the waste dumps located to the north and south of the proposed pits along with pit backfilling of the pits later in the mine life. The pit design is based on a 20 foot bench height to match the resource model bench height. The mine plan calls for the delivery of 15 million short tons (tons) per year (approximately 41,000 tons per day, tpd) of ore to the heap leach. During peak production about 96,000 tpd of total material (ore plus waste) will be mined. The mine equipment fleet requirements are estimated so as to mine and deliver the ore and waste tonnages to the appropriate locations. The major mining equipment fleet will include 9 inch blast hole drills, 26 cubic yard (cu yd) hydraulic shovels, a 17 cu yd loader, and multiple 150 ton trucks. From the estimate of the mine fleet requirements, an estimate of capital and operating costs was developed.

The open pit resource tonnages included in this section are a sub-set of the mineral resource presented in Section 14. The open pit resource is contained within three pits. The mine schedule includes a brief pre-production period followed by 18 years of ore delivery to the heap leach pad totaling 271 million tons averaging 0.21% total copper. The life of mine average waste to ore ratio is 0.90. The heap leach material is the sum of oxide overburden, oxide rock and transition rock. Metallurgical test work estimates recovery of 70% for oxide material in the main pit, 65% for oxide in the north area and Gallagher and 60% recovery for all transition material from their respective total copper grades. No sulfide material is included in the open pit resource used for the mine production schedule.

16.1             GEOTECHNICAL PARAMETERS

No geotechnical investigations for pit slope angles have been completed for this PEA. An overall slope angle of 42 degrees was used for the pit definition floating cone runs and an inter-ramp slope angle of 45 degrees was used for the final pit and phase designs for the east, south and west pit walls. An inter-ramp slope angle of 46 degrees was used on the north wall because it is cutting the north dipping bedding.

16.2             DILUTION MODELING AND FACTORS

The resource model is described in section 14. At this time, no additional dilution factors or mining losses have been applied to the grade model.

16.3             OPEN PIT MINING

The PEA open pit design is based on a floating cone geometry using the available process recoveries, cost data and copper prices which range from $2.00 to $2.85/lb copper. Table 16-1 summarizes inputs to the floating cone algorithm used for pit definition and internal phases. The process costs and recoveries are provided by M3 Engineering & Technology (M3). IMC provided the mining costs based on recent, similar size projects. Process cost for the heap leaching of copper is estimated on per pound of refined copper and the G&A costs are per ton of ore. Mining costs are estimated using a base cost of $1.25 per ton of material moved with an addition haul cost from benches below the 4670 elevation of $0.02/t per 20 foot bench. The floating cones were run with a discount rate of 0.5% per bench of depth.

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Final pits for the PEA are designed from the floating cone geometry with the inclusion of haul ramps and the smoothing of the pit walls. The inter-ramp slope angle is 45 degrees on all but the north walls where it is 46 degrees. Ramps have a maximum grade of 10% and are 112 feet wide (including an allowance for berms and ditches). There are three final pits (Main, North and Gallagher).The Main pit is sub-divided into three mining phases. The North pit is divided into two phases with Gallagher a single phase. The mining phases and the copper price cone geometry used for each of the mining phases are in Table 16-2. The pits and phases are tabulated on Table 16-3 and illustrated as Figure 16-1 (final pits) and Figure 16-2 through Figure 16-7 show the mining phase development. The pit exits are on the east side of the pits because the heap leach area is located to the east of the pits. On the figures, the bold lines show the mining faces of the current phase and the gray lines represent mining advances from previous mining phases.

The tabulations on Table 16-3 show the heap leach tonnage split into material types and class (measured (26%), indicated (29%) and inferred (45%) categories, all of which will be used for developing the mine production schedule. The term ‘ore’ is used to describe the tonnage being delivered to the heap, but this does not imply that there is a mineral reserve at MacArthur. No pre-feasibility or feasibility study has been completed which is required to declare a mineral reserve. The tonnages of the heap leach material are tabulated using the 0.12% total copper cutoff grade. The mine schedule presented later in Table 16-4 uses an elevated cutoff grade in some years to improve the head grade, thus all of the tonnage shown on Table 16-3 will not be delivered to the heap for leaching.

Table 16-1: Pit Definition Inputs

Copper Recovery:
Oxide in Main MacArthur Pit	70% of TCu
Oxide in North Area and Gallagher	65% of TCu
Transition ore type	60% of TCu

Costs:
Process (Heap and SXEW)	$1.02/lb recovered copper
G&A Cost	$0.50/ton ore
Ore Haul and Heap dozing	$0.25/ton ore
Mining (ore and waste), base cost	$1.50/ton
Mining Lift Charge	$0.02/ton per 20 ft bench below 4760

Floating Cone Discount Rate	0.5% per 20 ft bench

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Table 16-2: Floating Cone Geometries Used for Pit Designs

Mining Phase	Location	Active Mining Years	Floating Cone Used to Design Phase
1	Main Pit	PP – 5	$2.00/lb Cu cone
2	Main Pit	3 – 10	Increment between $2.00/lb & $2.25/lb cone
3	North Area	3 – 12	$2.50/lb cone
4	North Area	8 – 15	Increment between $2.50/lb & $2.75/lb cone
5	Gallagher	12 – 17	$2.60/lb cone
6	Main Pit	12 - 19	Increment between $2.25/lb & $2.85/lb cone

Table 16-3: Phase Tonnage and Grade Available for Mine Production Schedule

Phase	Class	Overburden		Oxide		Transition		Total Ore		Waste kton	Total kton	Waste/Ore Ratio
		kton	%Tcu	kton	%Tcu	kton	%Tcu	kton	%Tcu
	Measured	426	0.19	39,656	0.22	755	0.23	40,837	0.22
	Indicated	283	0.18	15,206	0.20	2,154	0.24	17,643	0.20
1	Meas&Indic	709	0.19	54,862	0.21	2,909	0.24	58,480	0.22
	Inferred	26	0.19	186	0.18	2,020	0.22	2,232	0.22
	Total	735	0.19	55,048	0.21	4,929	0.23	60,712	0.22	9,905	70,617	0.16
	Measured	94	0.17	17,293	0.20	14	0.17	17,401	0.20
	Indicated	362	0.16	22,652	0.18	120	0.18	23,134	0.18
2	Meas&Indic	456	0.16	39,945	0.19	134	0.18	40,535	0.19
	Inferred	333	0.17	6,387	0.19	2,537	0.19	9,257	0.19
	Total	789	0.17	46,332	0.19	2,671	0.19	49,792	0.19	9,574	59,366	0.19
	Measured	0		409	0.20	647	0.22	1,056	0.21
	Indicated	56	0.20	3,967	0.19	3,550	0.23	7,573	0.21
3	Meas&Indic	56	0.20	4,376	0.19	4,197	0.23	8,629	0.21
	Inferred	604	0.19	21,229	0.19	16,678	0.24	38,511	0.21
	Total	660	0.20	25,605	0.19	20,875	0.24	47,140	0.21	55,932	103,072	1.19
	Measured	0		173	0.21	4,520	0.31	4,693	0.31
	Indicated	4	0.14	1,179	0.18	13,371	0.28	14,554	0.27
4	Meas&Indic	4	0.14	1,352	0.18	17,891	0.29	19,247	0.28
	Inferred	112	0.15	4,414	0.17	9,958	0.25	14,484	0.22
	Total	116	0.15	5,766	0.17	27,849	0.27	33,731	0.26	62,063	95,794	1.84
	Measured	2	0.14	565	0.23	0		567	0.23
	Indicated	22	0.18	3,250	0.21	348	0.26	3,620	0.21
5	Meas&Indic	24	0.18	3,815	0.21	348	0.26	4,187	0.22
	Inferred	340	0.17	18,851	0.19	12,444	0.21	31,635	0.20
	Total	364	0.17	22,666	0.20	12,792	0.22	35,822	0.20	25,104	60,926	0.70
	Measured	4	0.16	4,688	0.18	2,017	0.21	6,709	0.19
	Indicated	135	0.14	11,166	0.17	4,232	0.21	15,533	0.18
6	Meas&Indic	139	0.14	15,854	0.17	6,249	0.21	22,242	0.18
	Inferred	755	0.16	17,933	0.18	10,347	0.26	29,035	0.21
	Total	894	0.16	33,787	0.18	16,596	0.24	51,277	0.20	74,778	126,055	1.46
	Measured	526	0.19	62,784	0.21	7,953	0.27	71,263	0.22
	Indicated	862	0.17	57,420	0.19	23,775	0.26	82,057	0.21
Total Pits	Meas&Indic	1,388	0.17	120,204	0.20	31,728	0.26	153,320	0.21
	Inferred	2,170	0.17	69,000	0.19	53,984	0.24	125,154	0.21
	Total	3,558	0.17	189,204	0.19	85,712	0.24	278,474	0.21	237,356	515,830	0.85

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NORTH AREA
MAIN MACARTHUR PIT
GALLAGHER
14,680,000 N
0 500 1000
FEET
N

Figure 16-1: Final Pits

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4,690,000 N
2,435,000 E
2,440,000 E
4280
4260
4400
4600
N
0
500
1000
FEET

Figure 16-2: Mining Phase 1 in MacArthur Pit

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14,690,000 N
4540
4220
4300
4320
2,440,000 E
N
0 500 1000
FEET

Figure 16-3: Mining Phase 2 in MacArthur Pit

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14,690,000 N
4460
4560
4920
4700
4540
4220
N
0
500
1000
FEET

Figure 16-4: Mining Phase 3 in North Pit Area

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4,690,000 N
4460
4660
4700
4520
4540
4220
N
0
500
1000
FEET

Figure 16-5: Mining Phase 4 in North Pit Area

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4,690,000 N
4400
4460
4660
4700
4920
4500
4220
4540
4820
4840
5160
0
500
1000
FEET
N

Figure 16-6: Mining Phase 5 (Gallagher Pit)

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Figure 16-7: Mining Phase 6 in MacArthur Pit

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16.4             MINING SCHEDULE

A mining schedule to deliver 15 million tpy to the heap was developed from the mining phases previously described. Mining starts in the Main pit (phases 1 and 2), progresses to the North pit (phases 3 and 4), then to Gallagher (phase 5) and returns to the outer limits of the Main pit during phase 6. The mine production schedule is presented in Table 16-4. The tonnage of leach feed mined by mining phase by year is summarized in Table 16-5. During years 3, 4, 6 and 7, the cutoff grade for tonnage going to the heap is raised above the 0.12% total copper cutoff in order to improve the head grade to the heap. Maps showing mine advance in the pits are included in Section 16.5.

The percent of the heap leach tonnages in the measured plus indicated and the inferred categories are shown on Table 16-6. During years 1 through 4, over 90% of the heap leach tonnage is in the measured plus indicated categories. In years 5 and 6, this percentage drops to 77% and 72%.

Table 16-4: Production Schedule

	Cutoff						Pounds of Copper			Ore Tonnage by Type
	Grade	Ore Tonnage & Grade							Main Pit Area		Other Areas		All Areas
Year	%Tcu				Waste	Total	Contained	Recoverable	Oxide (ox + ovb)		Oxide (ox + ovb)		Mixed
		ktons	%Tcu	Avg recCu	ktons	ktons	x 1000	x 1000	kt	%Tcu	kt	%Tcu	kt	%Tcu
Pre-Prod	0.12	399	0.24	0.17	101	500	1,920	1,344	399	0.24	0		0
1	0.12	15,000	0.21	0.15	4,042	19,042	62,851	43,996	15,000	0.21	0		0
2	0.12	15,000	0.24	0.17	2,174	17,174	71,590	50,113	15,000	0.24	0		0
3	0.14	15,000	0.21	0.15	5,000	20,000	62,445	43,572	14,204	0.21	790	0.17	6	0.24
4	0.14	15,000	0.21	0.15	5,000	20,000	62,785	43,745	14,228	0.21	538	0.19	234	0.22
5	0.12	15,000	0.21	0.14	5,000	20,000	62,358	41,313	9,306	0.20	1040	0.19	4,654	0.23
6	0.14	15,000	0.19	0.13	15,000	30,000	58,368	40,166	11,794	0.19	3149	0.21	57	0.19
7	0.13	15,000	0.19	0.13	20,000	35,000	56,740	38,134	8,181	0.18	5723	0.20	1,096	0.20
8	0.12	15,000	0.20	0.13	20,000	35,000	60,395	39,018	4,369	0.18	6360	0.19	4,271	0.24
9	0.12	15,000	0.20	0.13	20,000	35,000	60,655	38,923	4,405	0.19	4771	0.18	5,824	0.23
10	0.12	15,000	0.21	0.13	20,000	35,000	63,881	39,475	1,190	0.19	4337	0.16	9,473	0.24
11	0.12	15,000	0.23	0.14	20,000	35,000	69,140	41,913	0		2383	0.18	12,617	0.24
12	0.12	15,000	0.25	0.15	17,403	32,403	75,051	46,021	1,202	0.16	2841	0.21	10,957	0.27
13	0.12	15,000	0.24	0.15	18,156	33,156	71,036	45,714	3,440	0.21	7862	0.21	3,698	0.32
14	0.12	15,000	0.22	0.14	20,000	35,000	65,071	41,281	3,670	0.18	5124	0.18	6,206	0.27
15	0.12	15,000	0.21	0.13	17,261	32,261	63,113	39,970	4,400	0.16	4093	0.17	6,507	0.27
16	0.12	15,000	0.20	0.12	12,749	27,749	58,730	37,360	4,639	0.17	3108	0.18	7,253	0.22
17	0.12	15,000	0.20	0.13	15,256	30,256	59,232	38,748	8,809	0.18	418	0.14	5,773	0.23
18	0.12	15,000	0.18	0.12	7,612	22,612	54,907	35,830	8,489	0.17	0		6,511	0.2
19	0.12	482	0.18	0.11	194	676	1,735	1,052	31	0.18	0		451	0.18

Total		270,881	0.21	0.14	244,948	515,829	1,142,003	747,688	132,756	0.20	52,537	0.19	85,588	0.24
					0.90

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Table 16-5: Ore Production Schedule by Mining Phase

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Table 16-6: Ore Production Schedule by Mining Phase and Resource Classification

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Ore Production Schedule by Mining Phase and Resource Classification (Continued)

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16.5             WASTE DUMPS

Two exterior dumps and one backfill pit have been designed to hold the 245 million tons of waste rock. The exterior dumps are located to the north and south of the pits and the pit backfill is primarily in the north pit area with some extending to the west of the north pit. The pit backfill has the potential of sterilizing further transition and sulfide resources and this will be further evaluated during the pre-feasibility (PFS) stage of the project. No extensive condemnation drilling has been done in the north and south waste dump areas. Further optimization of the mine plan including waste rock management will be completed as part of the PFS.

The dumps are designed using 20 foot contours with a setback between them so that the overall slope of the dump face is 2.5:1.0 (horizontal to vertical) to allow for either concurrent reclamation or reclamation of the dump faces at the end of mining. The overall slopes in areas with haul ramps for truck access to the upper lifts will be even flatter than 2.5:1.0. The dump locations relative to the final pit are shown on Figure 16-8.

The average density of the waste tonnage is 12.5 cuft/t in place, dry. A 30% swell factor has been applied for determining the waste volume required to hold the waste tonnage. The average density in the dump volume is 16.25 loose cuft/t, dry. The tonnage placed in the waste dumps by year is shown on Table 16-7. Figure 16-9 through Figure 16-13 show the pit and dump advances through the first 10 years of mining.

Table 16-7: Waste Tonnage by Source and Destination

Year		Source Phases - Waste ktons							Waste Destinations
	1	2	3	4	5	6	Total	South	North	North Pit	Backfill
								Dump	Dump	SW area	Expand
PP	101						101	101
1	4,042						4,042	4042
2	2,174						2,174	2174
3	2,866	350	1,784				5,000	3,216	1,784
4	1,308	3,013	679				5,000	4,321	679
5	1,316	2,236	1,448				5,000	3,552	1,448
6		4,513	10,487				15,000	4,513	10,487
7		993	19,007				20,000	993	19,007
8		188	12,365	7,447			20,000	188	19,812
9		387	7,127	12,486			20,000	387	19,613
10		858	3,820	15,322			20,000	858		19,142
11			1,780	17,968	251		19,999		12,402	7,597
12			161	6,503	4,162	6,577	17,403	6,577		10,826
13				911	6,143	10,891	17,945	5,446		7,054	5,446
14				1,031	6,777	12,402	20,210	6,000		7,808	6,402
15				394	4,002	12,865	17,261			4,396	12,865
16					2,670	10,079	12,749				12,749
17					1,099	14,158	15,257				15,257
18						7,612	7,612				7,612
19						194	194				194
Total	11,807	12,538	58,658	62,062	25,104	74,778	244,947	42,368	85,232	56,823	60,525

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North Waste Dump
4860
4920
4800
4460
Backfill
Backfill
4880
Backfill
Backfill
4480
4540
To Heap Leach
4220
4340
South Waste Dump
5060
N

Figure 16-8: Final Pit and Dumps (including pit backfill)

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Figure 16-9: End of Year 1

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4740
North Waste Dump
4980
4960
4820
4480
To Heap
Leach
South Waste Dump
4900
N

Figure 16-10: End of Year 3

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North Waste Dump
4740
4940
4920
4640
4620
To Heap Leach
South Waste Dump
4940
4940
4920
N

Figure 16-11: End of Year 5

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North Waste Dump
4620
4740
4820
4800
To Heap Leach
4540
4440
4460
South Waste Dump
N

Figure 16-12: End of Year 7

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North Waste Dump
4760
4640
4700
Backfill
5120
To Heap Leach
South Waste Dump
4960
N

Figure 16-13: End of Year 10

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16.6             MINING EQUIPMENT

Mine equipment requirements were calculated based on the annual mine production schedule, the mine work schedule, and equipment shift production estimates. The size and type of mining equipment is consistent with the size of the project, i.e. peak run-of-mine material movements of 35 million tons per year.

A summary of the total mine fleet by year for the major mine equipment is shown in Table 16-8. There is sufficient equipment to perform the following duties:

  Construct additional roads, after preproduction, as needed to support mining activity, including pioneering work necessary for mine and dump expansion.

  Strip topsoil in advance of mining and dumping.

  Mine and transport the ore to the heap leach pad. Mine and transport the waste material from the pit areas to the waste storage areas.

  Maintain all the mine work areas, in-pit haul roads, waste storage areas, and external haul roads.

  Build and maintain in pit and on dump drainage structures as required.

Mine equipment requirements were not estimated for the following activities:

  Construction of any major surface water diversion channels and settlement ponds and dams, other than the ditching and sedimentation ponds for the waste storage areas.

  Construction of the shop area and plant area.

  Preproduction road construction outside of the immediate mine area.

  Contouring or reclamation of dumps at the end of the project.

  Mine dewatering for slope stability.

The mine equipment fleet calculations are based on two 12 hour shifts for 355 days per year (710 operating shifts). The number of pieces of equipment is based on equipment productivity for projects of similar tonnage movements. Detailed equipment requirement calculations on a year by year basis have not been completed for the PEA.

The truck haul routes and profiles were measured for ore to the heap and waste to the waste dumps or pit backfill areas. Truck cycles were simulated to determine the cycle times and tons hauled per truck shift. From this, the number of operating trucks required was determined. The reference to specific equipment vendors is intended only to associate these vendors with the size of the equipment included for this PEA and is not intended to be a recommendation of a particular equipment vendor.

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The major mine equipment consists of 9 inch blast hole drills, 26 cubic yard hydraulic shovels, a 17 cubic yard loader, and multiple 150 ton trucks plus major and minor support equipment. Years 7 through 11 have the peak tonnage movement at 35 million tons per year; during year 6 the mine is ramping up to this capacity. One additional drill, shovel and 3 more trucks are added to the fleet in year 5 to handle the increased tonnage.

Table 16-8: Mine Equipment

Equipment	Initial Fleet Yr -1 & 1	Peak Fleet Start Yr. 6
Mine Major Equipment:
9 inch Blast Hole Drill	3	4
26 cu yd Shovel	1	2
17 cu yd Front End Loader	1	1
150 t Haul Truck	8	11
D10T Track Dozer	2	2
16m Motor Grader	2	2
777F Water Truck	2	2
Mine Major Support Eqpt.:
988HH Wheel Loader	1	1
385C Excavator	1	1
D8T Dozer	1	1
735 ATD Haul Truck	2	2
CM 785 Rock Drill	1	1
1 cum Backhoe Loader	1	1
Support Equipment:
Cable reeler, fuel & lube trucks, cranes, flatbed trucks, tire handler, forklifts light plants, etc.	1 lot	1 lot
Mine communications & radios, dispatch system, survey equipment, safety equipment, engineering & geology supplies	1 lot	1 lot

16.7             MINE LABOR

Mine personnel includes all salaried supervisory and staff people working in mine operations, maintenance, and engineering/geology departments, and the hourly people required to operate and maintain the drilling, blasting, loading, hauling, and mine support activities. In general mining activities end once the ore is delivered to the heap lead pad.

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The mine operating and maintenance labor will operate on a three crew rotation. The estimates of personnel are based on similar size projects. The salaried staff includes supervision labor in operations and maintenance and the personnel in the engineering and geology departments. This staff is between 35 and 40 people and includes the shift supervisors in both operations and maintenance. The number of hourly personnel in mine operations could range from 90 to 110 people during peak of operations. The number of mine maintenance personnel will range between 50 to 70 people depending on the maintenance philosophy adopted by the management (how much component replacement programs along with equipment dealer maintenance support is used).

The Yerington District has a strong mining history and the state of Nevada has many active mines thus a skilled labor force is available for this operation.

16.8             MINE CAPITAL COSTS

The mine initial and sustaining costs are based on similar projects, estimated equipment requirements and file quotations for major equipment. Major ancillary equipment (dozers, graders, etc.), are shown as lot purchases as is support equipment (blasting truck, fuel trucks, pickups, cranes, etc.) and the engineering, geology and safety equipment (listed as other). The replacement of equipment is based on years of service versus hours of operation, which could change the replacement schedule. No mine capital purchases are made after year 11 and the last major equipment replacement is in year 8 when the initial fleet of 6 trucks, one drill and the loader are replaced. Table 16-9 shows the purchases of the mine capital equipment. Cost for the mine shops, warehouse and allowance for explosives storage are carried elsewhere in the overall capital estimate.

Table 16-9: Mine Capital Estimate

Purchased Units		Pre-Prod	1	2	3	4	5	6	7	8	9	10	11	Total
Drills		1	2				1			1	1
Hyd Shovel		1					1						1
Loader		1								1
Trucks		6		1	1		3		1	6			1
Major Aux Equip		1							1			0.5
Mine Support Equip		1						1
Other		1

Capital Cost	Unit Price	Capital Purchases
	$ x 1000
Drills	1,091	1,091	2,182	0	0	0	1,091	0	0	1,091	1,091	0	0
Hyd Shovel	6,204	6,204	0	0	0	0	6,204	0	0	0	0	0	6,204
Loader	2,900	2,900	0	0	0	0	0	0	0	2,900	0	0	0
Trucks	2,564	15,384	0	2,564	2,564	0	7,692	0	2,564	15,384	0	0	2,564
Major Aux Equip	16,200	16,200	0	0	0	0	0	0	16,200	0	0	8,100	0
Mine Support Equip	5,000	5,000	0	0	0	0	0	5,000	0	0	0	0	0
Other	1,000	1,000	0	0	0	0	0	0	0	0	0	0	0

Total		47,779	2,182	2,564	2,564	0	14,987	5,000	18,764	19,375	1,091	8,100	8,768	131,174

rounded		48,000	2,200	2,600	2,600		15,000	5,000	18,800	19,400	1,100	8,100	8,800	131,600

16.9             MINE OPERATING COSTS

An estimate of mine operating cost includes costs for drilling, blasting, loading and hauling plus ancillary activities (dump maintenance, road development and maintenance, pit clean up, etc.), plus the mine services, mine maintenance and mine G&A departments. The general mine (mine services), general maintenance (maintenance supervision and maintenance of the smaller vehicles) and the mine G&A are estimated on a total cost per year basis with an increase in year 6 as the mine begins the ramp up to the maximum material rate. The direct mining activities of drill ($0.15/t), blast ($0.20/t), load ($0.18/t), haul (range from $0.25/t to $0.47/t) and ancillary services ($0.22/t) are estimated on a cost per ton basis using information from similar size operations. The haul costs are escalated by year assuming longer hauls as the pits deepen and the waste dumps and heap leach facilities gain height. Table 16-10 is a summary of the mine operating costs by year.

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Table 16-10: Mine Operating Costs

Year	Total ktons	Drill 0.15	Blast 0.20	Load 0.18	Haul		Auxiliary 0.22	General Mine $ x 1000	General Maint. $ x 1000	G&A $ x 1000	Total $ $ x 1000	Total $/t
					cost/ton	$ x 1000

Pre-Prod	500	75	100	90	0.25	125	1,000	500	500	1,000	3,390	6.78
1	19,042	2,856	3,808	3,428	0.25	4,761	4,189	2,000	2,000	4,000	27,042	1.42
2	17,174	2,576	3,435	3,091	0.27	4,637	3,778	2,000	2,000	4,000	25,517	1.49
3	20,000	3,000	4,000	3,600	0.30	6,000	4,400	2,000	2,000	4,000	29,000	1.45
4	20,000	3,000	4,000	3,600	0.32	6,400	4,400	2,000	2,000	4,000	29,400	1.47
5	20,000	3,000	4,000	3,600	0.31	6,200	4,400	2,000	2,000	4,000	29,200	1.46
6	30,000	4,500	6,000	5,400	0.32	9,600	6,600	2,500	2,500	4,000	41,100	1.37
7	35,000	5,250	7,000	6,300	0.35	12,250	7,700	2,500	2,500	5,000	48,500	1.39
8	35,000	5,250	7,000	6,300	0.37	12,950	7,700	2,500	2,500	5,000	49,200	1.41
9	35,000	5,250	7,000	6,300	0.39	13,650	7,700	2,500	2,500	5,000	49,900	1.43
10	35,000	5,250	7,000	6,300	0.33	11,550	7,700	2,500	2,500	5,000	47,800	1.37
11	35,000	5,250	7,000	6,300	0.33	11,550	7,700	2,500	2,500	5,000	47,800	1.37
12	32,403	4,860	6,481	5,833	0.35	11,341	7,129	2,500	2,500	5,000	45,644	1.41
13	33,156	4,973	6,631	5,968	0.36	11,936	7,294	2,500	2,500	5,000	46,802	1.41
14	35,000	5,250	7,000	6,300	0.37	12,950	7,700	2,500	2,500	5,000	49,200	1.41
15	32,261	4,839	6,452	5,807	0.38	12,259	7,097	2,500	2,500	5,000	46,454	1.44
16	27,749	4,162	5,550	4,995	0.40	11,100	6,105	2,500	2,500	5,000	41,912	1.51
17	30,256	4,538	6,051	5,446	0.43	13,010	6,656	2,500	2,500	5,000	45,701	1.51
18	22,612	3,392	4,522	4,070	0.45	10,175	4,975	2,500	2,500	5,000	37,134	1.64
19	676	101	135	122	0.47	318	149	500	500	500	2,325	3.44
Total	515,829	77,372	103,165	92,850	0.354	182,762	114,372	43,500	43,500	85,500	743,021	1.44

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17                RECOVERY METHODS

17.1             OVERVIEW OF PLANNED FACILITIES

The process facilities planned for the MacArthur Copper Project include a ROM heap leach facility to recover copper in a leach solution, and a solvent extraction and electrowinning (SX/EW) facility to recover the copper from the leach solution and produce a cathode quality copper for sale. Also included is a sulfur burning sulfuric acid plant with a power plant to generate electrical power from the waste heat produced from the combustion of sulfur. Other facilities include solution ponds, water and power distribution, and infrastructure to support the facilities. An overall flow sheet for the heap leach and SX/EW facilities is shown in Figure 17-1 at the end of this section.

17.2             HEAP LEACH PAD

MacArthur ore will be mined from open benches, loaded into mine haul trucks, transported directly to the heap leach pad and stacked. The ore will be dumped on the leach pad and irrigated with an acidified leach solution (raffinate). Raffinate will be pumped from the raffinate pond through a pipeline and distribution network to drip emitters which will distribute the leach solution to the surface of the ore pile on the leach pad to minimize evaporation losses. Some sprays may be used on side slopes or to increase evaporation if required to maintain the process water balance. The leach solution will percolate through the ore pile and dissolve soluble copper from the ore before being directed along the impermeable leach pad liner system to the solution collection system.

The heap leach pad design will conform to the Nevada Division of Environmental Protection (NDEP) requirements and will consist of, from bottom to top, a compacted soil base, covered by clay or a geosynthetic clay liner (GCL), an HDPE liner, and HDPE perforated piping network of collection pipes with 24 inches of crushed over-liner to protect the collection piping.

Copper bearing leach solution, called pregnant leach solution (PLS), will flow by gravity from the leach pad collection system to a lined collection pond (pregnant pond). The PLS will be pumped at a rate of 10,400 gallons per minute with 1 gpl copper to the solvent extraction mixer-settlers. The pump discharge pipes will be combined in a single pipeline to the solvent extraction circuit.

While one lot of ore is being leached, the next will be mined and placed in another section of the leach pad. When an ore lot has completed the primary leach cycle, solution application will be transferred to the next lot of ore. When all the ore on a lift (or layer) has been leached, additional ore lifts will be placed on top of the previous lift and leaching will continue. The process of layering and leaching the ore will be repeated to a maximum acceptable number of ore lifts on the leach pad. If required, one inner-lift liner may be used at one-half the pad height.

A storm water pond will be installed to handle excess water that might occur during a large precipitation event. The PLS collection pond will be designed to overflow to the storm water pond which is sized to accommodate a 100 year storm event. Water that may accumulate in the storm water pond will be periodically pumped to the raffinate solution pond.

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17.3             SOLVENT EXTRACTION

Copper contained in the aqueous phase PLS will be extracted by contact with organic reagents carried in an organic solution (organic phase) in the solvent extraction circuit. Copper transferred to the organic phase will be stripped from the organic solution by contact with an acidic electrolyte solution (lean electrolyte) that will have circulated through the electrowinning cells. This transfer of copper enriches the electrolyte solution to form the rich electrolyte. The rich electrolyte will be pumped to the electrowinning cells for copper electrowinning onto stainless steel cathode blanks. Copper loaded on the stainless steel blanks will be harvested from the electrowinning cells on a weekly schedule. Copper will be removed from the stainless steel blanks by a stripping machine. Copper plates produced by this process, LME Grade A, will be weighed and bundled into 2 to 3 ton packages for shipment to market.

The solvent extraction plant will consist of one train of mixer-settlers. The train will have three stages of extraction arranged in a series parallel configuration and one stage of stripping. Aqueous and organic streams will flow counter-currently in extraction.

The PLS will be divided into two streams. One stream enters the two stage extraction pumper mixers, operated in series, and is contacted with stripped organic. After the two phases, organic and aqueous, have been mixed by flowing through mix tanks in series, the resulting mixture will be discharged into a single extraction settler to allow the two phases to disengage. The organic solution will float on top of the aqueous solution (raffinate) allowing the two phases to be separated by a weir system at the discharge end of the settler. The partially loaded organic then passes on to two other mixer-settlers, operated in series, where it counter-currently contacts the other half of the remaining leach solution to produce another raffinate stream and loaded organic. The resulting copper depleted aqueous solution, or raffinate, will flow by gravity to the raffinate pond.

The stripping mixer-settler will process loaded organic solution to remove copper extracted from the aqueous solution. Loaded organic solution from the first stage of extraction will flow by gravity to a loaded organic tank. Loaded organic solution will be pumped to the stripping stage pumper mixer and will be mixed with lean electrolyte solution from electrowinning. The same flow pattern occurs in the stripping circuit as in each stage of the extraction circuit. Organic solution will enter the strip stage mix tank and will be mixed with lean electrolyte solution. After the two phases, organic and aqueous will have been mixed by flowing through mix tanks in series, the resulting mixture will be discharged into settlers to allow the two phases to disengage. The organic solution will float on top of the aqueous solution allowing the two phases to be separated by a weir system at the discharge end of the settler. The stripped organic solution will flow to the second stage of extraction. The aqueous enriched electrolyte solution will be split with a portion advancing to electrowinning and the balance recycled within the organic strip stage.

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17.4             ELECTROWINNING

The rich electrolyte solution from solvent extraction will flow by gravity to the electrolyte filter feed tank and will be pumped through two electrolyte filters operating in parallel. The filters will be backwashed periodically with lean electrolyte solution and air from a scour air blower. Filter backwash solution will be returned to the extraction settlers.

Filtered electrolyte solution will be pumped from the filtered electrolyte storage tank to the electrolyte heating circuit. The filtered electrolyte will flow through two heat exchangers operating in series. In the first heat exchanger, electrolyte will be warmed by lean electrolyte returning to solvent extraction from electrowinning. In the second heat exchanger, electrolyte will be heated, if necessary, with supplemental heat to final temperature for electrowinning. A hot water heating system will be installed to provide supplemental heat.

A diesel fired steam boiler will heat water in a hot water tank through a steam loop from the boiler. Hot water will be circulated through the heat exchanger when additional heat is required to heat the electrolyte solution, as during start-ups.

The electrowinning circuit tank house will contain 54 electrowinning cells. Heated electrolyte solution will enter the electrowinning cell circuit by flowing to an electrolyte recirculation tank where it will be mixed with electrolyte solution returning from the other electrowinning cells. The electrolyte recirculation tank will be a two compartment tank. The lean electrolyte from electrowinning will return to the smaller compartment that contains a pump connection for returning the electrolyte to the stripping circuit. The excess solution will overflow a baffle and be mixed with rich electrolyte and will be pumped to electrowinning cells. Lean electrolyte will be pumped from the recirculation tank through the heat exchanger and to the strip stage in the solvent extraction circuit.

Copper will be plated onto stainless steel cathode blanks. A cathode stripping machine will be used to remove the copper plates from the stainless steel blanks. The cathode stripping machine will perform several steps in sequence; cathode washing, hammering and flexing the blanks to loosen the copper plates, stripping the plates from the blanks, stacking and banding the copper plates, and stainless steel blank preparation for return to the electrowinning cells.

The tank house will have an overhead bridge type crane for transporting cathodes and anodes to and from the cells.

A filter system will be installed to process solvent extraction “crud” (the material that forms from an accumulation of solids and organic and aqueous solution at the organic/aqueous interface in the settlers) to separate organic solution that will be reused in solvent extraction. Crud will be drained or decanted from the settlers to a crud holding tank. When sufficient material has been collected it will be pumped to a crud decant tank. The crud will be diluted with diluent and alternatively mixed and allowed to settle in the decant tank. The organic layer that will form in the decant tank will be pumped from the tank to the loaded organic tank. Sediment from the crud holding tank will be pumped to a mix tank where it will be mixed with diatomaceous earth filter media. The mixture will be pumped to a plate and frame filter. Filtrate will be collected in a tank. Filtrate will be periodically transferred, depending on the phase content of the filtrate, to the solvent extraction aqueous system or to the solvent extraction organic system.

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17.5             SULFURIC ACID PLANT

Molten sulfur will be received at a rail siding offsite in rail tank cars of approximately 100 ton capacity. The rail cars must be heated by steam to liquefy the sulfur since heat loss in the car during transit will solidify some of the sulfur. When re-heated, the molten sulfur is discharged to a receiving pit and pumped into a heated storage tank. The molten sulfur will be transferred from the heated storage tank at the rail siding by truck and tanker to heated storage tanks at the sulfuric acid plant.

Molten sulfur is pumped from the storage tanks at the acid plant to the sulfur furnace where it is mixed with high pressure air to atomize the sulfur and air to combust the sulfur. A bleed stream of sulfur recirculates back to the sulfur storage tanks to ensure a consistent feed of sulfur to the sulfur burners. Excess air is provided at the burners to ensure complete combustion and sufficient excess oxygen in the off gas for the conversion of SO2 to SO3 in the acid plant. The combustion process in the sulfur burner produces an off-gas at about 11% SO2.

The combustion air for the sulfur furnace is first dried to remove any moisture in the air prior to combustion. This is to prevent corrosion in the rest of the downstream equipment. Ambient air is drawn into an air inlet filter and silencer ahead of the main acid plant blower and then delivered to the bottom of a packed drying tower by the main acid plant blower. In the drying tower, the ambient air flows through a packed section of ceramic saddles in countercurrent flow with 96% H2SO4. The air leaves the top of the drying tower and is delivered to the sulfur furnace for combustion. The circulating acid, at 96% H2SO4, will absorb the water in the air, which will tend to reduce the acid strength in the drying tower. This will be offset by a cross bleed of higher strength acid from the absorption towers downstream. Excess 96% H2SO4 generated in the drying tower is advanced to the absorption towers.

Off gas from the combustion process in the sulfur furnace will pass through a fire tube waste heat boiler and then to the converter. Steam is generated in the waste heat boiler which can be used to generate electrical power, discussed later. The converter is a four bed converter with vanadium pentoxide catalyst in each bed. As the gas passes through the catalyst beds, SO2 is converted to SO3. The reaction is exothermic and increases the temperature of the gas. After each pass through a converter bed, the gas is cooled through gas-to-gas heat exchangers to cool the gas for the next pass. After the second or third pass, approximately 85% of the SO2 has been converted to SO3 and the gas then passes to an intermediate absorption tower before returning to the final one or two passes. At the outlet of the fourth pass, the gas then passes to the final absorption tower.

The intermediate and final absorption towers are similar in design as the drying tower. The gas stream from the converter enters the absorption towers at the bottom and passes through a section of ceramic packing saddles where the SO3 comes in contact with, and absorbed by, the circulating 98.5% H2SO4. The gas leaves the absorption tower at the top and returns to the converter for further SO2 conversion (in the case of the intermediate absorption tower) or is discharged to atmosphere through a stack (in the case of the final absorption tower). As the SO3 is absorbed into the 98.5% circulating acid, the acid will tend to gain in strength. A cross bleed of the higher strength acid from the absorption towers is directed to the drying tower to maintain 96% acid strength in the drying tower. Excess 96% acid in the drying tower advances to the intermediate and final absorption towers. Water is also added to the absorption towers to maintain a constant acid strength of 98.5% acid. Excess 98.5% acid in the absorption towers is pumped to storage as the final product from the acid plant.

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The double-contact double-absorption sulfuric acid plant conforms to the Best Available Demonstrated Control Technology (BADCT) for controlling sulfur dioxide emissions.

17.6             POWER PLANT

The power plant will be located adjacent to the sulfuric acid plant. Steam from the waste heat boiler will drive a steam turbine generator to generate electrical power. The turbine exhaust will be directed to a shell and tube steam condenser operating under vacuum. The condensate from the steam condenser is collected and pumped through a water treatment system to maintain boiler quality water. A dump condenser will also be provided to condense steam in the event the turbine generator cannot accept the steam from the waste heat boiler. Boiler blow down will be cooled and directed to the raffinate pond.

The power plant turbine generator will be connected to the main electrical substation buss for distribution to the SX/EW and acid plant facilities.

Fresh water make-up to the steam system will be treated by filtration to remove particulates, cation exchange water softening to remove scale producing ions, chemical treatment of the softened water with a dispersant and anti-scalant, and Reverse-Osmosis (RO) filter to achieve the desired water quality. The circulating condensate water will be treated through a condensate polishing system as a precautionary measure to ensure boiler quality water is maintained. Cooling towers will be required to provide cooling water for the sulfuric acid plant acid coolers and the dump condensers at the power plant. The cooling towers will have chemical water treatment for the fresh water make-up. Fresh water will be required for make-up to the system to account for the evaporation loss and blow down. Blow down from the cooling towers is required to maintain a proper level of dissolved solids in the cooling towers. The blow down will be directed to the raffinate pond.

17.7             ANCILLARY FACILITIES

Ancillary facilities to support the MacArthur process facilities include fuel storage and distribution systems for heavy equipment and light vehicles, an electrical substation, a guardhouse and truck scale at the entrance to the property. Existing buildings at the Yerington site will be refurbished and used for administration, an analytical lab, a mine truck shop, warehouse, and maintenance facilities.

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HEAP LEACH
SX
CRUD TREATMENT
EW
LEACH PAD
PLS 1.0 g Cu/L
SX FEED TANK
5200 GPM
LOADED ORGANIC
E1
E1-P
E2
S1
PLS POND
RAFFINATE ACID MIX TANK
LOADED ORGANIC TANK
RETURNED ORGANIC
5,200 GPM
RICH ELECTROLYTE
CRUD FROM SETTLERS
CRUD HOLDING TANK
CRUD TREATMENT SYSTEM
RAFFINATE POND
LEAN ELECTROLYTE
TO ATM
ELECTROLYTE FILTER FEED TANK
FILTERED ELECTROLYTE STORAGE TANK
MIST SCRUBBER
EXHAUST
STACK
FAN
ELECTROLYTE FILTERS
HEAT EXCHANGERS
HOT WATER RETURN
LEAN ELECTROLYTE TANK
ELECTROLYTE RECIRCULATION TANK
(54) ELECTROWINNING CELLS
COPPER STRIPPING SYSTEM
COPPER CATHODES
DESIGN COPPER PRODUCTION: 56.2 STPD
26,500 STPY
HOT WATER
LEGEND
MAIN PROCESS FLOW
ORGANIC FLOW
INTERMITTENT FLOW
PRELIMINARY
NOT FOR CONSTRUCTION
ORIGINAL WET-SEALED DRAWING ON FILE WITH M3 DOCUMENT CONTROL
Quaterra

Alaska Inc

MacARTHUR COPPER PROJECT

REVISIONS | REFERENCES | SCALE: NONE

Figure 17-1: Overall Process Flowsheet

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18                PROJECT INFRASTRUCTURE

18.1             SITE LOCATION

The MacArthur Copper Project is located near the geographic center of Lyon County, Nevada, along the northeastern flank of the Singatse Range, approximately seven miles northwest of the town of Yerington, Nevada. The property is accessible from Yerington by approximately five miles of paved roads and two miles of Lyon-county maintained gravel road. The nearest major city is Reno, Nevada, approximately 75 miles to the northwest.

The process facilities are located east of the ore body and west of Alternate Highway 95. The heap leach pad is directly east of the MacArthur pit with the process facilities located south of the heap leach pad. The area covered by the heap leach pad is approximately 390 acres and the process facilities occupy another 85 acres. The heap leach pad and process facilities are shown in Figure 18-1 at the end of this section.

18.2             PROCESS BUILDINGS

The process facility generally consists of solvent extraction settlers, a tank farm, and an electrowinning building. The solvent extraction settlers are four covered tanks approximately 60 feet by 115 feet and 4 foot deep. The tank farm is located below the solvent extraction facilities and contains all the circulation tanks, pumps, heat exchangers, and filters that service the solvent extraction and electrowinning facilities. The electrowinning building is a pre-engineered steel building with corrugated metal roofing and siding. The main cell area is approximately 150 feet long and 70 feet wide holding two rows of 27 electrowinning cells each. A building extension, approximately 98 feet by 180 feet, is located at one end of the electrowinning cells to house the automatic stripping machine and the cathode handling equipment. An overhead crane in the building services the electrowinning cells and stripping machine. An electrical equipment room and control room is located on one side of the cathode handling section which overlooks the cathode stripping operation. Cathode handling, weighing and banding is performed at the other side of the cathode handling section. An asphalt paved laydown area is provided outside the cathode handling area to allow cathode storage and loading of cathodes onto flatbed trailers for shipment to market. The building is provided with ventilation fans and scrubbers to ventilate the cell area.

The control room will have space for offices, a laboratory, and restrooms. The laboratory will be for analyzing routine shift samples. An existing building in the Yerington operation will be refurbished for a main analytical laboratory to supplement the laboratory at in the tank house. The grey and black water from the restrooms will report to a dedicated septic system.

18.3             ANCILLARY BUILDINGS

Ancillary buildings necessary to support the MacArthur Copper Project include an administration building, a warehouse / maintenance building, an analytical laboratory, mine truck shop, a change house, fuel storage and dispensing facilities, and the main gatehouse with truck scale. Some ancillary buildings at the existing Yerington facility will be refurbished and used to support the MacArthur Copper Project.

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18.3.1        Administration Building

Quaterra occupies offices in the town of Yerington that will continue to be used for some of the administrative functions. A smaller building at the Yerington mine site will be re-furbished to provide additional offices for onsite supervisors. An allowance was provided to include approximately 1,200 square feet of office space at the mine site.

18.3.2         Warehouse / Plant Maintenance Building

An existing industrial building at the Yerington mine site will be converted to a maintenance building and warehouse. The building is approximately 12,000 square feet and will be partitioned in the center to provide 6,000 square feet for warehouse space and 6,000 square feet for maintenance space. The building is of steel construction and corrugated roofing and siding. Metal shelving will be provided for the warehouse and the maintenance side will have offices and restrooms and will house the plant maintenance facilities. A fenced area will be provided outside the warehouse for secure outdoor storage.

18.3.3         Analytical Laboratory

An analytical laboratory will be provided at the Yerington mine site to supplement the SX/EW laboratory. An existing building, approximately 1,500 square feet, will be re-furbished and provisioned with sample preparation equipment, laboratory equipment, ventilation systems and offices. Mine samples will be processed at this laboratory.

18.3.4         Mine Truck Shop

An existing mine truck shop exists at the Yerington mine site and can continue to be used. The building is approximately 9,000 square feet and is equipped with an overhead crane. An allowance was provided for re-furbishing of the building and an allowance for new equipment.

18.3.5         Change House

A new change house building will be provided at the MacArthur SX/EW facility. The change house is a pre-engineered steel building with corrugated roofing and siding. The building is approximately 1,000 square feet.

18.3.6         Main Gatehouse

A new modular building will be provided at the main gate to control access to the SX/EW plant. The building is 44 feet by 14 feet with 10 foot eaves. A truck scale will be provided at the main plant entrance to weigh all receipts of reagents and consumables as well as cathode copper production leaving the plant.

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18.3.7        Fuel Storage and Dispensing

Fuel storage and dispensing facilities will be provided for mine trucks and in-plant vehicles. Two 50,000 gallon diesel storage tanks are provided to service the mine trucks and mining equipment. Two 5,000 gallon storage tanks will also be provided for small vehicles and equipment. One tank will be for diesel and the second tank for gasoline. Fuel will be received by tank trucks from Reno, Nevada or other nearby source and dispensed at site.

18.4             ACCESS ROADS

Access to site is from Alternate Highway 95, west on Luzier Lane, and north on Mason Pass Road. Entrance to the SX/EW facility is off of Mason Pass Road. Once on site existing haul roads connect to the mine site and the existing Yerington facilities. No new access roads will be required.

18.5             RAILROAD FACILITIES

A railroad and siding exists at Wabuska, Nevada, approximately 10 miles north of Yerington on Alternate Highway 95. The rail line connects from Hawthorn, Nevada to Salt Lake City, Utah, generally following Interstate Highway 80 east. The existing siding will be used to receive molten sulfur by rail, with the sulfur transferred from rail cars to truck and tankers at Wabuska for the final transport to site. Molten sulfur will be received in 100 ton rail cars at the rate of approximately 14 rail cars per week.

18.6             POWER SUPPLY & DISTRIBUTION

Power for the facility will be taken from an existing 69 kV power line feeding from the existing Fort Churchill generating facility to the town of Yerington, a distance of approximately 10.5 miles. The 69kV power line approaches the SX/EW plant site along the eastern project boundary. A tap will be taken from the existing power line and a short, 800-foot long, power line will be constructed to connect to the SX/EW main electrical substation. The condition of the existing 69 kV power line from Fort Churchill has not been assessed at this time and may require upgrades in order to service the MacArthur Project site.

At the SX/EW main substation, power will be transformed to 34.5 kV or 13.8kV for distribution throughout the plant. Additional transformers will be provided in the various process areas to provide medium voltage (4160 V) and low voltage (480 V) to feed the end users. Electrical equipment rooms and motor control centers will be located at solvent extraction, tank farm, electrowinning, acid storage, and the solution ponds. Step down transformers will be provided to serve the change house, guard house and fuel storage facilities.

18.7             WATER SUPPLY & DISTRIBUTION

The total water consumption for the project is estimated to be approximately 1,600 gpm, or 2,590 ac-ft per year. Quaterra and its subsidiary companies own approximately 8,600 ac-ft of water rights at the Yerington Mine Site. Fresh water for the project will be taken from wells on or near the MacArthur property and pumped to a 380,000 gallon fresh water/fire water storage tank. The lower 120,000 gallons in the storage tank will be reserved for fire water. Fresh water for plant use will be taken from the storage tank above this reserve level for fire suppression. An additional 10,000 gallon potable water tank will be provided to service the potable water system. The fresh water will be filtered and chlorinated before stored in the potable water tank and distributed throughout the plant. Potable water will be used for offices, labs, restrooms, and eye wash stations. Fresh water will be used for fire suppression, wash down, and process water make-up. The facility will be designed as a zero discharge facility.

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18.8             WASTE MANAGEMENT

It is assumed a private landfill will be provided on the property for non-hazardous solid waste. This facility will not accept any off site wastes and will be used primarily for construction debris, non-putrescible materials and waste from maintenance and operations meeting the definition of inert or non-hazardous materials; such as air filters, gloves, boxes, non-recyclable packaging material, hoses, piping, etc.

Recyclable materials that are non-hazardous, such as scrap metal, paper, used oil, batteries, wood products, etc., will be collected in suitable containers and disposed of through recyclers.

Hazardous materials such as contaminated greases, chemicals, paint, reagents, etc. will be collected shipped off-site for destruction or disposal. Some hazardous materials, such as lead flakes and anodes, may also be recycled through appropriate recyclers.

18.9             SURFACE WATER CONTROL

Storm water run-off will be diverted around the plant facilities as much as possible. The natural gradient of the heap leach area generally slopes to the northeast. The SX/EW facilities slope to the south east. A diversion channel is provided to direct non-impacted run-off water around or through the plant without contacting impacted areas. Impacted run-off water from within the plant will flow to the tank farm area and collected in the tank farm sump. The impacted water will be pumped from the tank farm sump to the raffinate pond. A storm water pond is located adjacent to the PLS pond to accept any overflow from the PLS pond during storm events. The overflow will then be pumped back to the process or the raffinate pond. Annual precipitation ranges from 5 to 8 inches per year, more in the higher elevations.

18.10           TRANSPORTATION & SHIPPING

All materials coming into the plant will be by truck, including the molten sulfur transferred from the rail facilities at Wabuska. The facility will also be able to receive sulfuric acid by truck in emergencies, if needed, with the acid unloaded into the same sulfuric acid storage tanks. Incoming materials include reagents, extractant, kerosene, gasoline, diesel, warehouse stock and spare parts.

The primary product leaving the plant is cathode copper, which will be by flatbed tractor trailers. Recycle materials leaving the plant will also be by truck. Scales to weigh full loads and empty loads into and out of the plant are provided at the main gate for the highway trucks. The approximate quantity of major products and consumables entering and leaving the plant are shown in Table 18-1 below.

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Table 18-1: Products & Consumables

Material	Quantity per Year	Units	Quantity per day	Units
Extractant	38,700	lbs. / yr.	106	lbs. / day
Diluent (Kerosene)	516,500	lbs. / yr.	1,415	lbs. / day
Cobalt Sulfate	59,500	lbs. / yr.	163	lbs. / day
Guar	107,700	lbs. / yr.	295	lbs. / day
Sulfur for Sulfuric Acid	77,400	tons / yr.	212	tons / day
Cathode Copper (Production)	20,700	ton / yr.	57	tons / day

18.11           COMMUNICATIONS

The connection to telephone and internet services for the project has not been confirmed at this time; however, telephone service is available at the town of Yerington and the existing Yerington mine site. It is assumed that the telecommunication system will be integrated with the onsite data network system utilizing a voice over I/P (VoIP) phone system. A dedicated server will be provided for setup and maintenance of the VoIP system and for accounting of all long distance phone calls. Handsets will plug into any network connection in the system for telecommunications. The office Ethernet network will support accounting, payroll, maintenance and other servers as well as individual user computers. High bandwidth routers and switches will be used to logically segment the system and provide the ability to monitor and control traffic over the network.

A process control system Ethernet network will support the screen, historian and alarm servers connected to the control room computers as well as Programmable Logic Controllers (PLC). This system will incorporate redundancy and a gateway between the office system and control system to allow business accounting systems to retrieve production data from the control system. No phone or user computer will be connected to this system.

The internal communications within the plant will utilize the same VoIP phone system, which will provide direct dial to other phones throughout the plant site. Mobile radios and cell phones will also be used by operating and maintenance personnel for daily communications while outside the office.

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NORTH WASTE DUMP
NORTH WASTE DUMP
3RD PARTY PLACER CLAIMS BOUNDARY
NORTH PIT AND WASTE BACKFILL AREA
NORTH MACARTHUR PIT
NORTH PIT AND WASTE BACKFILL AREA
NORTH WASTE DUMP
GALLAGHER PIT
MAIN MACARTHUR PIT
EXISTING WASTE PILE
TRUCK FUEL STATION
BWF
EXISTING HAUL ROAD
SOUTH WASTE DUMP
CLF
EVENT POND
PLS POND
PHASE 1 HEAP LEACH PAD
EXISTING TANKS
PIPE CORRIDOR
BWF
SUNSET HILLS DRIVE
EXISTING WELL
CLAIMS BOUNDARY
ULTIMATE HEAP LEACH PAD LIMITS
SOLVENT EXTRACTION
SX FEED TANK
CLF
ACID PLANT
ACID UNLOADING
BWF
MASON PASS ROAD
ACID STORAGE
ELECTROWINNING
TANK FARM
PIPE CORRIDOR
EXISTING RESIDENCES, TYP.
RAFFINATE POND
FUEL STATION
CLF
TRUCK SCALE
GUARD HOUSE
CLAIMS BOUNDARY
EXISTING ELECTRIC TRANSMISSION LINE

LEGEND

- PIT LIMIT
- PRIVATE LANDS BOUNDARY
- PIPE CORRIDOR
- CHAIN LINK FENCE (CLF)
- BARBED WIRE FENCE (BWF)

1" = 500'

PRELIMINARY
NOT FOR CONSTRUCTION

Quaterra Alaska Inc

REFERENCES		REFERENCES		REVISIONS						REVISIONS					
DWG. NO.	TITLE	DWG. NO.	TITLE	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT

SCALE	AS NOTED	DATE
DESIGNED BY	CAH	DEC 11
DRAWN BY	CAH	DEC 11
CHECKED BY		
PROJECT MGR		
CLIENT APPR		

M3 ARCHITECTURE ENGINEERING CONSTRUCTION MANAGEMENT

MacARTHUR COPPER PROJECT

SITE GENERAL CIVIL PROJECT AREA SITE PLAN

DRAWING: 000-CI-003
REV: P2
DATE: 22 JUN 12

Figure 18-1: MacArthur Heap Leach and Process Facilities

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19                MARKET STUDIES AND CONTRACTS

Copper is an international traded commodity with the price governed by the worldwide balance of supply and demand. The copper price is determined by the major metals exchanges; consisting of the New York Mercantile Exchange (COMEX), the London Metals Exchange (LME), and the Shanghai Future Exchange (SHFE). Recent historical copper prices are shown in below.

Figure 19-1: Historic Copper Price

The final product from the MacArthur facilities will be high purity (99.9%) electrolytic cathode copper in sheets of about 100 pounds each; bundled into approximately 55 cathode sheets or 5,500 pounds per bundle. Approximately 90% of copper cathode production in the United States goes to wire rod mills and eventual wire production and to brass mills producing various copper and copper alloy shapes. North America is a net importer of refined copper with a projected consumption of refined copper for 2012 of 2.5 million tons and a production of 2.0 million tons. The 0.5 million ton shortfall is made up of imports primarily from Chile, Canada, Peru, and Mexico. It is expected that the production from the MacArthur facilities would be absorbed into the North American copper market for refined copper, displacing the import copper.

Typical terms related to cathode copper shipping include FCA (Free Carrier) at the refinery; that is the buyer arranges and pays for cathode transportation from the refinery and the seller loads the cathode onto buyer’s trucks. The price is based on the average COMEX price during the Quotation Period plus a premium for ASTM Grade 1 quality material, with negotiated discounts for lesser quality material. The net premium is the quoted premium, less freight charges and a margin allowed to the merchant buyer. The Quotation Period is the month of shipment or the month following the month of shipment. Payment is typically 2 days after the date of shipment. Northeastern Texas is the major regional market for western US cathodes.

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Transportation is by flatbed truck for shorter distances or by rail in box cars for the longer distances.

A formal market study has not been conducted in this phase of the project and there are no established contracts for the sale of copper cathode in place at this time.

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20                ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1             ENVIRONMENTAL LIABILITIES

Previous mining at the MacArthur site was conducted by Arimetco in the late 1990’s, and included the construction of open pits, a waste rock dump, and access roads. The waste rock dump was reclaimed by the U.S. Bureau of Land Management following Arimetco’s bankruptcy in 1997 and abandonment of the site in 2000. Numerous historic adits and underground workings are located throughout the project area, many of which have been secured by the Nevada Division of Minerals (in coordination with Quaterra) to prevent unauthorized access. Extensive exploration has also occurred throughout the project area since the 1970’s. Exploration related disturbance, including both historic disturbance and new disturbance created by Quaterra, consists of historic drill sites, trenches, and numerous drill roads. Quaterra has a reclamation bond that covers exploration and is responsible only for the exploration disturbance created during their tenure at the site since 2007.

The ore from the previous MacArthur Pit was processed through heap leaching at the Yerington Mine facility which is located approximately five miles from the project area. These materials are not associated with the current operation at MacArthur and are being evaluated as a potential resource for reprocessing at the Yerington site (see Section 24).

Because the site is basically at or near elevation, no pit lake formed following the cessation of mining by Arimetco. Although uncertain, it is unlikely that a pit lake would form as a result of Quaterra’s proposed mining operations at MacArthur. However, additional hydrogeological investigations will be necessary before a final determination can be made in this regard.

There are no known liabilities to which the MacArthur property is subject.

20.2             PERMITS

The mineral resources at MacArthur are located on public (unpatented) mining claims administered by the U.S. Department of the Interior, Bureau of Land Management, Carson City District, Sierra Front Field Office (BLM). Mine development will require participation of the BLM as the primary land manager. Various departments within the State of Nevada will be cooperating agencies in permitting mining development and process facilities at the site. Based on the current mine plan, and proposed facilities, the following Table 20-1 lists the principal permits necessary to commence mining operations. To date, none of these permits have been acquired for mining operations, although permitting for exploration activities is complete.

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Table 20-1: Summary of Major Permits for Future Mining

Regulatory Agency	Permit Name
Federal Permits
Bureau of Land Management	• Approved Plan of Operations/Decision Record • Roads and utility Rights-of-Way
Bureau of Alcohol, Tobacco, Firearms, and Explosives	• Authorization to purchase, transport, or store explosives
Mine Safety and Health Administration	• Notification of Commencement of Operation • Employee and Facility Health and Safety
Environmental Protection Agency	• Hazardous Waste ID No. (small quantity generator)
State Permits
Nevada Division of Environmental Protection
Bureau of Mining Regulation and Reclamation	• Water Pollution Control Permit • Reclamation Permit
Bureau of Air Pollution Control	• Class I (PSD) or Class II Permits to Construct and Operate • Mercury Permit
Bureau of Water Pollution Control	• Stormwater NPDES General Permit • Septic Permit
Bureau of Waste Management	• Approval to Operate a Solid Waste System (if necessary) • Hazardous Waste Management Permit
Bureau of Safe Drinking Water	• Potable Water Permit
Nevada Division of Water Resources
• Permit to Appropriate Water • Permit to Construct a Dam • Mineral Exploration Hole Plugging
Nevada Department of Wildlife
• Industrial Artificial Pond Permit
State Fire Marshall
• Hazardous Materials Permit
Local Permits
Lyon County
• Special Use Permit
• Building Permit
• Business License

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20.2.1         Federal Permitting

A mine plan of operations (PoO) will be prepared to describe the construction, operation, and reclamation of each facility along with a cost estimate that presents the reclamation and closure costs if the BLM were required to take over reclamation of the mine site. Information required for the PoO includes: pit location(s) and lateral and vertical extent of disturbances; heap leach pad conceptual designs; location of haul roads, ore stockpiles, waste rock dumps, growth media stockpiles, office/laboratory, shops, diesel/lubricant storage and distribution system, well and associated piping; power line locations; generators; schedule of construction and operation; mining schedule; and equipment list. A reclamation plan is an important part of the PoO, which describes the activities that will take place to estimate the reclamation cost for bonding. The PoO will also function as the Reclamation Permit application for the State of Nevada (BMRR) (see below).

The PoO provides sufficient detail to identify and disclose potential environmental issues during the National Environmental Policy Act (NEPA) review, including an environmental impact statement (EIS) or Environmental Assessment (EA). The BLM will likely require an EIS for a project of this type. As a general rule, the PoO/EIS process for a mining/mineral beneficiation project is a minimum 36 months process (including 12 months for baseline data collection and PoO development plus a minimum of 24 months on review and EIS preparation). However, internal BLM situations could occur beyond the control of the project proponent, and a number of potential external events (public or cooperating agency opposition) could lengthen the overall EIS schedule. It is not uncommon for a mining PoO/EIS process to be three to five years before a Record of Decision (ROD) is issued.

The BLM has recently implemented new procedures requiring that at least one year of baseline data be submitted with the PoO in accordance with the state-wide Instruction Memorandum No. NV-2011-004 (dated November 5, 2010). The purpose of this guidance is to “improve the efficiency and effectiveness of processing mine Plans of Operation.” To that end, the BLM front loaded the permitting process for the collection of baseline data and environmental studies before the PoO is submitted for BLM review and NEPA analysis. BLM believes this should reduce the review period and overall NEPA process.

The requirements of the BLM PoO document are fairly well defined. However, baseline data necessary for the impact assessment phase of the project will need to be collected, analyzed, and interpreted in conjunction with the BLM to ensure the information collected meets the Data Quality Objectives (DQOs) of the program. Longer-lead items to be considered include:

  Groundwater sampling (hydrogeology) in the project area for depth and quality (for use in both the NEPA analysis and the State’s Water Pollution Control Permit application); and

  Geochemical characterization of waste rock, ore, and spent leach material including acid- base accounting (ABA), meteoric water mobility procedures (MWMP) testing, and humidity cell (HCT) testing. The geochemical characterization program must be approved in advance by the BLM and the NDEP, and be in accordance with BLM Instruction Memorandum (IM) No. NV-2010-014 Nevada Bureau of Land Management Rock Characterization Resources and Water Analysis Guidance for Mining Activities (January 8, 2010).

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The collection of environmental baseline data necessary for development of the mine operations PoO and EIS review process was initiated with an expanded vegetation monitoring program in May 2012. Vegetation, including special status species, is a time-critical environmental element with limited windows for data collection. It is generally the first element initiated as part of a baseline data collection program. Other “elements of the environment” (BLM National Environmental Policy Act Handbook H-1790-1, 2008) to be considered during the NEPA process include:

  Air Quality,
  Areas of Critical Environmental Concern,
  Cultural Resources,
  Environmental Justice,
  Floodplains,
  Grazing Management,
  Land Use Authorization,
  Migratory Birds,
  Minerals,
  Native American Religious Concerns,
  Noxious Weeds, Invasive and Non- Native Species,
  Paleontological Resources,
  Recreation,
  Social and Economic Values,
  Soils,
  Special Status Species (plants and animals),
  Threatened and Endangered Species (plants and animals),
  Vegetation,
  Visual Resources,
  Wastes (solid and hazardous),
  Water quality (surface and ground),
  Wetlands/Riparian Zones,
  Wild Horses and Burros,
  Wilderness and wilderness characteristics, and
  Wildlife.

Table 20-2 presents a list of elements or studies that generally require more detailed investigations and may need to be undertaken during the mine planning phase in advance of the NEPA process. These studies will also be used to support the acquisition of various other operating permits. Many of these studies were performed within the project site as part of the PoO/EA for Exploration and may have to be updated for the EIS (BLM, 2009).

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Table 20-2: Future Baseline Studies

	Permit/Authorization	Investigations/Studies
Water	• NEPA Analysis • Water pollution control permit • Stormwater control	Monitor surface waters in project vicinity on a seasonal basis for quality and quantity

Monitor groundwater for level and water quality especially in the pit, dump, and heap areas to collect baseline quality data
Geology and Geochemistry	• NEPA Analysis • Water pollution control permit • Waste rock dump design • Dump and heap closure • Closure planning for dumps, heaps, and tailings	Collect representative samples of waste rock, ore, and spent heap ore for geochemical characterization (ABA, MWMP, and HCT) Condemnation drilling in proposed locations of facilities
Cultural Resources	• NEPA Analysis	Conduct a Class III survey in previously unsurveyed or as directed by the BLM Mitigate sites that cannot be avoided
Biological Resources	• NEPA Analysis	Determine presence or absence of threatened, endangered, or special status plant and animal species including golden eagles in previously unsurveyed areas Determine presence or absence of game species

Other federal permits that may be required include a hazardous waste identification number from the U.S. Environmental Protection Agency and an explosives use permit from the Bureau of Alcohol, Tobacco, Firearms, and Explosives.

20.2.2         State Permitting

The State of Nevada requires permits for all mineral exploration and mining operations regardless of the land status of the project. The two most important operational permits include the Water Pollution Control Permit (WPCP) and the Reclamation Permit; both issued by the Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation (BMRR). The BMRR is composed of three distinct technical branches; Regulation, Closure, and Reclamation, and its mission is to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use.

The Regulation Branch of the BMRR issues a WPCP to a mine operator prior to the construction of mining, milling or other beneficiation processes. Facilities utilizing chemicals for processing ores are generally required to meet a zero discharge performance standard to protect of surface waters, which standard requires containment of all process fluids. The WPCP covers mine facility components including buildings, structures, facilities or other installations from which there is or may be a discharge of pollutants. In the case of the MacArthur Copper Project, this includes, to the following facilities:

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  Acid leach pad;
  Process solution ponds;
  SX/EW plant and reagent tank farm;
  Sulfuric acid plant and storage facilities;
  Water treatment facilities
  Fuel storage and dispensing facilities; and
  Waste rock dump(s)

Due to processing timeframes, a WPCP application should be submitted at least 180 days prior to the planned construction date of any component of a mining operation or the planned start of mining. This time frame includes the public notice and a 30-day public review and comment period. A WPCP is valid for 5 years, provided the operator is in compliance with the regulations.

The Reclamation Branch of the BMRR issues a Reclamation Permit to an operator prior to construction of an exploration, mining, milling or other beneficiation process activity that proposes to disturb over five acres or remove more than 36,500 tons of material. As noted above, the Reclamation Permit is issued in coordination with the BLM PoO.

Air quality permits are issued by the Bureau of Air Pollution Control (BAPC), while water-related issues (e.g., storm water discharges, sanitary septic systems, and underground injection control) are generally regulated by the Bureau of Water Pollution Control (BWPC). As part of the air permitting process, the project's potential to emit (PTE) is reviewed to determine whether it constitutes a major stationary source. A major stationary source is defined as either one of the sources identified in 40 CFR § 52.21 (including hydrofluoric, sulfuric or nitric acid plants) and which has a PTE of 100 tons or more per year of any regulated pollutant, or any other stationary source which has the PTE of 250 tons or more per year of a regulated pollutant. Based on these thresholds, the MacArthur Copper Project (with its sulfuric acid plant) will likely be classified as a major source of air pollutants that would require a Prevention of Significant Deterioration (PSD) and Class I air quality permit. This permit generally requires enough time to collect ambient air quality data and conduct detailed modeling, and will run concurrent with the development of the Plan of Operations and NEPA process, but would not likely be the critical path for the overall permitting program.

Water appropriations, which will be important to the MacArthur Copper Project given the hydrologic groundwater basin in which the operations area will be located (No. 108 – Mason Valley) which has been “designated” with preferred uses of commercial, industrial, stock water, and mining, are handled through the Nevada Division of Water Resources (NDWR) and the State Engineer’s Office. Quaterra controls approximately 8,700 acre-feet per year (2.8 billion gallons per year) of appropriated water rights for mineral extraction and processing in the Yerington District. Some of these rights date back to the 1950’s when Anaconda operated the Yerington Mine. Preliminary estimates that approximately 40 percent of this water right will be required for the MacArthur Project.

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20.2.3         Local Permitting

A Special Use Permit must be acquired from Lyon County; typically a copy of the Plan of Operations is sufficient information for the county to review and issue this permit, although some additional studies may be requested, (e.g., traffic study, noise and lighting studies). However, these would also be addressed in the EIS.

In addition, under county code, Title 10 – Land Use Regulations, Chapter 13 – Lyon County Interim Plan for Federally-Managed Public Lands, Lyon County “recognizes that the development of its abundant mineral resources is desirable and necessary to the state and the nation. Therefore, it is the policy of Lyon County to encourage mineral exploration and development consistent with custom and culture and to eliminate unreasonable barriers to such exploration and development, except for those that arise naturally from a recognition of secured private property rights and free market conditions.”

20.3             ENVIRONMENTAL STUDIES

In 2009, Quaterra expanded its Notice-level (NVN-83324) mineral exploration activities on the MacArthur site to include additional drilling as well as bulk sampling and up to 200 acres of additional surface disturbance. An exploration Plan of Operations and Reclamation Permit application was submitted to the BLM and NDEP, respectively, which required analysis under NEPA. A Plan authorization and Permit for Reclamation (Record Number NVN 085212/Reclamation Permit No. 0294) was received in August 2009. As part of this process, a number of environmental baseline studies were performed to characterize the existing conditions within the project boundary. Much of the existing MacArthur Project site includes previously disturbed lands that were part of the Arimetco operations. As such, the baseline updates were focused on undisturbed areas.

Vegetation, sensitive plant, weed inventories and a Class III cultural resources inventory were conducted in 2009. The findings were submitted to the BLM as independent baseline reports. An EA (DOI-BLM-NV-C020-2010-0001-EA) disclosing the potential environmental impacts associated with the expanded MacArthur exploration program was also published in October 2009. A supplemental inventory was carried out in May 2012 for the areas identified for mine facilities in this PEA; only the sand cholla (Grusonia pulchella), a BLM special status species, was found within the identified project area. Mitigation of impacts to this species may include simply relocating the individual cacti to other locations. No federally-listed (Threatened and Endangered) wildlife or plant species are known to occur in the project area.

There are no perennial surface water sources within the project area; therefore, foraging or incidental use for BLM sensitive bat species would be limited. Mule deer and pronghorn antelope distribution exist within the project area. There are no known distributions of bighorn sheep (Ovis Canadensis), a BLM special status species within the project area.

To date, there have been no hydrogeological investigations or geochemical characterization programs for the ore, waste rock and spent leach materials, performed for the MacArthur Copper Project. These will be important studies to both the Plan of Operations and Water Pollution Control Permit, and are planned to be initiated by Quaterra as soon as practicable. Arimetco installed a supply-water well in 1993 at the eastern end of the property located approximately 4,000 ft east of the proposed mine open pits. In 2011, Quaterra rehabilitated this well and installed a new pump for use at the mine and in the upcoming hydrogeological investigations.

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In summary, at this time, there are no known environmental issues that would be expected to materially impact Quaterra’s ability to construct or operate the MacArthur Copper Project.

20.4             WASTE AND TAILINGS DISPOSAL

As part of both the State Water Pollution Control Permit and the BLM Plan of Operations (PoO), Quaterra will submit a detailed monitoring plan for monitoring to demonstrate compliance with the approved PoO and other federal or state environmental regulations, to provide early detection of potential problems, and to assist in directing potential corrective actions, should they become necessary. Areas of likely monitoring (particularly water monitoring) in the MacArthur Copper Project include: all process solutions; groundwater upgradient and downgradient of the process facilities (acid leach pad, solution ponds, acid plant, SX/EW); liner leak detection on the process ponds; and cooling tower blowdown.

The site-wide monitoring plan will include a discussion on area water quality; monitoring locations, analytical profiles (NDEP Profiles I, II, or III), and sampling/reporting frequency. Typical monitoring programs include surface- and groundwater quality and quantity, air quality, revegetation, stability, noise levels, and wildlife mortality.

The State of Nevada, through the Bureau of Mining Regulation and Reclamation (BMRR) will require a process fluid management plan as part of the Water Pollution Control Permit. This plan will describe the management of process fluids including the heap leach pad, process ponds, acid plant, and SX/EW plant. The plan will also provide a description of the means to evaluate the conditions in the fluid management system, so as to be able to quantify the available storage capacity for meteoric waters.

The management of non-process (non-contact) stormwater around and between process facilities is a necessary part of the Nevada General Permit for Stormwater Discharges Associated with Industrial Activity from Metals Mining Activities (NVR300000), and is typically part of the site-wide Stormwater Pollution Prevention Plan (SWPPP).

20.5             PROJECT PERMITTING REQUIREMENTS

A detailed discussion of the project permitting requirements is provided under Section 20.2 of this report (above). Because of the land position of the project, both state and federal approvals will be required for the MacArthur Copper Project. No mine permits have thus far been acquired, though the appropriate permits for have been obtained under an exploration Plan of Operations. Bonding requirements for the operations are provided under Section 20.7 (below).

20.6             SOCIAL OR COMMUNITY RELATED REQUIREMENTS

Both the BLM NEPA EIS and the Lyon County SUP consider the socioeconomic impacts of a project prior to authorization. The MacArthur Copper Project workforce (including shorter-term construction contractors) will reside mainly in the town of Yerington and the surrounding communities in Lyon County, and possibly Storey, Douglas and Mineral counties as well. The project proponent will coordinate closely with local government and businesses to ensure that the needs of both the community and the workforce are being met. According to the Nevada State Demographer, the population of Lyon County was 51,980 in 2010, up from 34,501 in 2000. This population growth has been slow, but steady, mainly because of an increase in agriculture and mining activity in the area.

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An important part of the income of predominantly rural counties in Nevada, like Lyon County, is produced by sales tax and the net proceeds tax on mining activity within the county. Sales tax revenues are collected by the county in which delivery of the goods are taken. For the MacArthur Copper Project, this would be Lyon County. The median household income in the county rose from $40,699 in 1999 to $47,518 in 2009, but is 7% below the current Nevada median income. In 2010, there were less than 500 persons employed in agriculture, forestry, fishing and hunting, and mining in Lyon County.

20.7             MINE CLOSURE REQUIREMENTS

Both the BLM’s 43 CFR 3809 and State of Nevada’s mine reclamation regulations require closure and reclamation for the MacArthur Project. In addition, any operator who conducts mining operations under an approved BLM PoO or State Reclamation Permit shall furnish a financial surety (bond) in an amount sufficient for stabilizing and reclaiming all areas disturbed by the operations.

In general, buildings and facilities not identified for a post-mining use will be removed from the site during the salvage and site demolition phase. Above-ground concrete will be demolished and removed from site or buried on site. Below-ground concrete will remain and be covered. Residual solution remaining in heap leach pad and process circuit will be recirculated until the rate of flow from these facilities can be passively managed through evaporation from the ponds or a combination of evaporation and infiltration. The heap leach pad and mine waste dumps will be re-contoured to a 3:1 slope, covered with available growth media, and revegetated. Reclamation and closure activities will be conducted concurrently, to the extent practical, to reduce the overall reclamation and closure costs, minimize environmental liabilities, and limit bond exposure.

The revegetation release criteria for reclaimed areas are presented in the “Guidelines for Successful Revegetation for the Nevada Division of Environmental Protection, the Bureau of Land Management, and the U.S.D.A. Forest Service.” The revegetation goal is to achieve the permitted plant cover as soon as possible.

Conceptual reclamation and closure methods were used to evaluate the various components of the project to estimate reclamation costs. Quantities were estimated based on the physical layout, geometry and dimensions of the proposed project components of the site plan and facilities layout. These included current conceptual designs for the main project components including the open pit, infrastructure, waste rock facilities, acid leach pad, and process ponds. Equipment and labor costs were also estimated based on current industry rates. A 20-percent contingency was applied to this estimate.

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Because the closure activities for the PEA are based on preliminary designs and conceptual approaches, the overall closure cost estimate is considered to be conservative. The closure cost associated with the MacArthur Copper Project is currently estimated to be $92 million ($82 million after salvage). This total is an undiscounted internal cost to reclaim and close the facilities associated with the mining and processing project.

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21                CAPITAL AND OPERATING COSTS

21.1             CAPITAL COST

21.1.1          Mine Capital Cost

The mine capital cost estimate was provided by Independent Mining Consultants (IMC) and is estimated to be $48 million for the initial capital and $83.6 million in sustaining capital. The initial and sustaining capital consists of the initial fleet of mining and support equipment, with additions to the fleet as necessary. Replacement of some of the equipment fleet is also included in the sustaining capital.

21.1.2            SX/EW Capital Cost

The total installed capital cost for the SX/EW and ancillary facilities is estimated to be $114.3 million and is summarized by process area in Table 21-1 below.

Table 21-1: SX/EW Capital Cost

	Direct Field Cost	$ 000

000	Plant General	$1,039
300	Heap Leach Pad	$17,368
350	Solutin Ponds	$7,767
400	Solvent Extraction	$10,918
500	Tank Farm	$10,359
600	Electrowinning	$16,263
650	Water Systems	$1,309
700	Main Substation	$2,499
750	Transmission Line	$48
800	Reagents	$1,160
900	Ancillary Facilities	$3,963
		$72,693
	Indirect Cost

	Mobilization	$727
	Lyon County Sales Tax	$3,740
	Freight	$4,743
	EPCM	$12,932
	Vendor Supervision & Commissioning	$423
	Contingency (20%)	$19,052
	Total Direct and Indirect Capital Cost	$114,310

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The initial capital cost is based on recent M3 Engineering & Technology in-house data and previous estimates for SX/EW facilities of similar size. The construction labor was adjusted to Davis-Bacon March 2012 prevailing shop wages in Lyon County, Nevada and construction materials and equipment were factored as required based on PLS flow rates or total copper production to arrive at a total direct capital cost. Indirect capital costs were developed from the direct field cost based on in-house factors. Indirect field mobilization is 1.0% of the direct field cost; Lyon County sales tax is 7.1% of direct field cost less labor; freight is 10% of total equipment and materials; engineering, procurement and construction management (EPCM) is 16.7% of the direct field cost plus the indirect costs listed above; commissioning, commissioning spares, and vendor pre-commissioning and supervision is 3.1% of the plant equipment cost; and a contingency of 20% was applied. The accuracy range of the estimate is -20% to +25%, suitable to support a Preliminary Economic Assessment.

Sustaining capital for the SX/EW and heap leach pad is summarized in Table 21-2 below and includes expansions of the heap leach pad and replacement of the mobile process equipment. Normal maintenance and repair of process equipment is included as part of the operating cost.

Table 21-2: SX/EW Sustaining Capital

Year	SX/EW Mobile Equipment $000	Heap Leach Phases $000	Total $000
3		$5,383	$5,383
5	$50	$31,439	$31,489
6	$50		$50
7	$51	$8,689	$8,740
8	$151		$151
9	$135		$135
10	$316	$5,346	$5,662
11	$250		$250
12	$76	$3,344	$3,420
13	$76	$3,749	$3,825
14	$50	$4,812	$4,862
	$1,205	$62,762	$63,967

The process areas making up the initial capital cost estimate for the MacArthur SX/EW facility are defined below.

Site General (Area 000)

The Site General Area consists of systems or facilities that cross multiple areas of the plant. This area consists of the overall site grading, internal access roads, perimeter fencing, and instrumentation software, licenses and programming. Since the project is adjacent to existing roads and infrastructure, there are no costs required for main access roads to the property.

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Heap Leach Pad (Area 300)

This area consists of the site grading for the initial phase heap leach pad, a GCL liner, and a 60 mil LLDPE liner with an anchor trench around the perimeter to anchor the lining. Also included is a perforated HDPE piping network to collect the leach solution and the crushing and placement of over-liner material to protect the collection piping system. Raffinate distribution piping on top of the heap leach pad is also included. The initial heap leach pad covers approximately 123 acres. The development of the remaining area of the heap leach pad (~264 acres) is included in the sustaining capital.

Solution Ponds (Area 350)

This area consists of the pregnant leach solution (PLS) pond, raffinate pond and a storm water collection pond. The PLS and raffinate ponds are double lined with HDPE liners and a leak detection system between liners. The storm water event pond is lined with a single HDPE liner. After a storm event, any solution flowing into the event pond will be pumped to the raffinate pond. All solution ponds are fenced. The solution piping between the heap leach pad and the solvent extraction facility is also included in this area.

Solvent Extraction (Area 400)

This area consists of four extraction settlers and one stripping settler, including primary and secondary mix tanks and agitators. An SX feed tank is included to provide a consistent gravity feed to the extraction settlers. PLS is pumped from the PLS pond to the SX feed tank and then by gravity to the extraction settlers. The copper depleted raffinate will flow by gravity from the extraction settlers to the raffinate pond. A foam fire suppression system is provided in this area for fire suppression.

Tank Farm (Area 500)

This area contains the circulation tanks, pumps, heat exchangers, and filters that support the solvent extraction and electrowinning facilities. Included in this area are the loaded organic tanks, electrolyte circulating tanks, electrolyte filters, electrolyte heat exchangers, and a diluent storage tank. A crud holding tank and crud recovery equipment is also included.

Electrowinning Facility (Area 600)

This area includes the electrowinning tank house with 54 electrolytic cells, cathode and anode electrodes, a transformer / rectifier, a semi-automatic cathode stripping machine and a boiler to provide hot water for cathode washing and for maintaining heat in the circulating electrolyte system. Also included is a tank house ventilation system and scrubber for tank house mist control.

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Fresh Water System (Area 650)

This area consists of fresh water wells located on site; a combined fresh water and fire water storage tank; a potable water treatment, storage, and distribution system; and the fire water pumps and distribution system. Fresh water will be pumped from onsite wells to the fresh water storage tank and distributed to all areas of the plant.

Main Electrical Substation (Area 700)

This area consists of the main electrical substation, switchgear and transformers to transform electrical power from the 69 kV main line to intermediate voltages for distribution throughout the plant site. The cost for motor control centers in various areas of the plant, along with the low voltage distribution to the end users, is included in the process area cost.

Power Transmission Line (Area 750)

This area includes a dead end structure and tap at an existing 69 kV main power line and a short overhead line to the plant main electrical substation. The main power line feeds from the Fort Churchill power plant, owned by Nevada Energy, to the town of Yerington and runs adjacent to the SX/EW location. An allowance is provided for minimum upgrades to the main power line in the area of the connection.

Reagents (Area 800)

The reagents area consists of receiving, storage and distribution of reagents used in the SX/EW process. Reagents include the SX extractant, diluent (kerosene) for the organic, cobalt sulfate and guar in the tank house, and mist suppressor (FC-1100) to suppress acid mist in the tank house. Sulfuric acid for the leaching process will be supplied by an onsite sulfuric acid plant discussed in Section 2.1.3.

Ancillary Facilities (Area 900)

Ancillary facilities provided for the project include a change house, a modular guard house and truck scale at the plant entrance, and fuel storage and dispensing facilities for diesel fuel and gasoline. Allowances have also been provided to upgrade existing buildings at the Yerington property to be used for an administration building, warehouse, analytical laboratory, maintenance building, and mine truck shop. Powder and detonator magazines are assumed to be provided by the explosives supplier in exchange for a long term supply contract.

21.1.3         Sulfuric Acid Plant Capital Cost

The base case for the MacArthur Project considers an onsite sulfuric acid plant sized for 640 tons per day of sulfuric acid, in accordance with the expected acid consumption from the leaching operation. The total installed capital cost for the sulfuric acid plant is estimated to be $65.4 million and is summarized in Table 21-3 below.

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Table 21-3: Sulfuric Acid Plant Capital Cost

		$000
Area	Direct Cost
810	Sulfur Unloading	$5,563
820	Acid Plant	$28,065
830	Acid Storage	$1,638
840	Power Plant	$6,155
850	Water Treatment	$1,344
860	Cooling Towers	$921
	Total Direct Cost	$43,687

	Indirect Cost
	Mobilization	$430
	Lyon County Sales Tax	$2,184
	EPCM	$7,732
	Vendor Supervision & Commissioning	$500
	Contingency (20%)	$10,906
	Total Direct and Indirect Cost	$65,439

The initial capital cost is based on recent M3 Engineering & Technology in-house data on previous sulfuric acid plant facilities. Construction labor was adjusted for January 2012 Davis-Bacon prevailing shop wages in Lyon County, Nevada. The direct field costs were factored based on the acid plant capacities. As with the other facilities, indirect capital costs were developed from the direct field cost based on in-house factors. Indirect field mobilization is 1.0% of the direct field cost; Lyon County sales tax is 7.1% off direct field cost less labor; freight is 10% of total equipment and materials; engineering, procurement and construction management (EPCM) is 16.7% of the direct field cost plus the indirect costs listed above; commissioning, commissioning spares, and vendor pre-commissioning and supervision is 3.1% of the plant equipment cost; a contingency of 20% was applied. The accuracy range of the estimate is -20% to +25%, suitable to support a Preliminary Economic Assessment.

The capital cost estimate for the sulfuric acid plant and associated facilities is an additional cost to the estimate for the SX/EW facilities. Common facilities already included in the SX/EW estimate are not included in the sulfuric acid plant estimate.

Sustaining capital for the sulfuric acid plant and associated facilities was not estimated; however, an accrual is included in the operating and maintenance cost for major repairs required at intervals of 1.5 to 2 years.

The process areas that make up the direct capital cost for the sulfuric acid plant are defined below:

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Sulfur Handling and Unloading (Area 810)

This area consists of facilities to receive molten sulfur by rail tank cars, unloading to receiving pits, and pumping to heated storage. Also included is a direct fired boiler used to generate steam for heating the rail cars for unloading and maintaining heat in the sulfur tanks and pipelines. These facilities are to be located at an existing rail siding near Wabuska, Nevada, approximately eight miles from the project site. The molten sulfur will be transferred by truck from the unloading location to the molten sulfur storage tanks at the acid plant. Trucks are provided in the capital cost estimate for this transfer.

Sulfuric Acid Plant (Area 820)

The sulfuric acid plant is a double-absorption double-contact plant and consists of the sulfur burning furnace, a waste heat boiler to cool the combustion gases and generate steam, a main gas blower to provide dry combustion air to the sulfur furnace and deliver the combustion gas through the sulfuric acid plant, and a converter with associated heat exchangers to convert SO2 to SO3 in the combustion gas. Also included are a drying tower, intermediate absorption tower and final absorption tower with associated acid pump tanks and acid coolers. Final waste gas from the final absorption tower is vented to atmosphere through a final tail gas stack.

Sulfuric Acid Storage (Area 830)

This area consists of sulfuric acid storage tanks for the product acid from the acid plant. Sulfuric acid will be pumped or gravity fed to the raffinate pond and SX plant for use in the leach operation.

Power Plant (Area 840)

The power plant includes the steam turbine generator, main condenser, dump condenser, and steam separator. Cooling water for the steam condensers will be provided by the cooling towers in Area 860. The power generated by the steam turbine will be connected with the main buss at the SX/EW main substation for distribution to all areas of the plant. The breakers and synchronizing equipment to connect to the main buss is included in this area.

Water Treatment (Area 850)

This area includes the water treatment facilities to produce boiler quality water. The treatment facility includes fresh water filters, water softeners, Reverse osmosis (RO) filters, oxygen scavengers, boiler feed water pumps and tanks. Chemical water treatment for the cooling towers is included with the cooling towers in Area 860.

Cooling Towers (Area 860)

This area consists of the cooling towers, fans, circulating water pumps, and a chemical water treatment system. The cooling tower serves the sulfuric acid plant and the power plant. The cooling towers are located adjacent to the sulfuric acid plant.

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21.1.4           Exclusions

Owner’s costs have been excluded from the capital cost estimate; however, an allowance of $5 million has been included in the financial analysis for typical Owner’s costs such as first fills of reagents and lubricants, office equipment, and Owner’s pre-production staffing.

The Owner’s costs noted below are not included in the $5.0 million allowance.

a)	Environmental permits,
b)	Performance bond,
c)	Builder’s risk insurance,
d)	Land Acquisition,
e)	Water rights acquisition,
f)	Sunk costs prior to the estimate, and
g)	Escalation,

21.2             RECLAMATION COST ESTIMATE

A capital cost estimate was prepared for reclamation of the SX/EW and acid plant site, as well as the leach pad and mine waste dumps. The reclamation cost includes dismantling all buildings and equipment and removing from the site. Above ground concrete will be demolished and removed from site or buried on site. Below ground concrete will remain and be covered. Solution ponds will be drained and the top lining removed to inspect the bottom lining for leaks. If there is evidence of leaks; the bottom lining will be removed, the soil at the leak tested for contamination, and any required remediation performed before the pond can be covered. If no evidence of leaks is found, the top lining can be folded over in place and the pond covered. The ponds will be filled by the push down of the heap leach pad as part of the reclamation cost for the leach pad. A mound is provided over the pond area to prevent storm water from collecting over the pond and migrating into the pond. The plant site will be graded to approximate original contours. Roads will be left in place; however, any asphalt will be removed. The leach pad and mine waste dumps will be re-contoured to a 3.5: 1 slope, with setbacks, covered with reclaimed soil, and hydro-seeded for plant growth. The area of the SX/EW and sulfuric acid plant will also be hydro-seeded for plant growth.

The indirect cost for the reclamation estimate includes field mobilization at 1% of the direct field cost, Lyon County sales tax at 7.1% of direct field cost less labor, and a contingency of 20%. It is assumed the management of the reclamation effort will be by the Owner’s team already on site; therefore, no allowance is provided for EPCM.

The total cost for reclamation of the site is estimated to be $92.2 million and is summarized by process area in Table 21-4 below. The cost to re-contour the mine waste dumps is included in Area 300 with the cost to re-contour the heap leach pad.

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Table 21-4: Reclamation Cost Estimate

Direct Field Cost		$000

000	Plant General	$53
300	Heap leach	$58,067
350	Solution Ponds	$868
400	Solvent Extraction	$1,772
500	Tank Farm	$1,655
600	Electrowinning	$2,339
650	Water Systems	$137
700	Main Substation	$237
750	Overhead Transmission line	$8
800	Reagents & Acid Plant	$8,840
900	Ancillaries	$115
	Total Direct Field Cost	$74,091

Indirect Costs
	Mobilization	$741
	Lyon County Sales Tax	$1,968
	Contingency (20%)	$15,360
	Total Indirect Cost	$92,159

An allowance of $9.2 million was provided for equipment and materials salvage to offset the reclamation cost. Total reclamation cost with the salvage deduct is $82.96 million, which occurs in years 19 through 22.

21.3             OPERATING COST

The overall annual average operating cost for the MacArthur Copper operation is $1.89 per pound of copper and is summarized in Table 21-5 below. The costs include the mine operations, SX/EW facility, the sulfuric acid plant, general administrative expenses and the cost of transportation to ship the product cathode to market. The sulfuric acid operating cost represents the cost of acid in the table below.

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Table 21-5: MacArthur SX/EW and Mine Operating Cost

$ / lb. Cu

Mine	$0.99
SX/EW	$0.38
Cost of Acid	$0.35
General & Administrative	$0.12
Transportation	$0.05

Sub-Total	$1.89

21.3.1         Mine Operating Cost

The mine operating costs were provided by Independent Mining Consultants (IMC) based on a selected fleet of mine and support equipment for the 18 year life of the MacArthur mine. The average life of mine operating cost is $1.44 per ton of material mined or $2.74 per ton of ore mined. The mine operating cost, as a cost per pound of copper recovered, is $0.99 per pound of copper produced. These costs include drilling, blasting, loading, hauling, and road and dump maintenance.

21.3.2         SX/EW Operating Cost

The operating cost estimate for the MacArthur SX/EW facilities is estimated to be $0.38 per pound of copper produced and include labor, reagents, electrical power, maintenance parts and services and operating supplies and services. The costs are summarized in Table 21-6 below.

Table 21-6: SX/EW Operating Cost

$/ lb. Cu
Labor	$0.08
Reagents	$0.10
Electrical Power	$0.14
Maintenance Parts & Services	$0.03
Operating Supplies & Services	$0.03
Sub-Total	$0.38

The average annual labor cost for the SX/EW area is $3.5 million based on a staffing plan of 43 operating and maintenance personnel. The average wage rate for the SX/EW staff is $58,600 per year plus 40% for fringe benefits. The labor staffing consists of four supervisory personnel, twenty-two operating personnel and seventeen maintenance personnel.

The average annual cost of reagents for this area is $4.15 million and includes extractant, diluent, cobalt sulfate, and guar. The cost of acid is noted separately and is based on the operating costs of the onsite sulfuric acid plant discussed in Section 21.3.3 below. The annual consumption of SX/EW reagents and cost is shown in Table 21-7 below.

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Table 21-7: Reagent Cost

	Consumption	$ / lb. Cu
Extractant Diluent Cobalt Sulfate Guar	106 gallons / day 1,415 gallons / day 163 pounds /day 29.5 pounds / day	$0.032 $0.053 $0.007 $0.005
Total		$0.097

The annual power cost for the SX/EW facility is $5.7 million, or $0.14 per pound of copper recovered, and is based on a power consumption of approximately 2.1 kWh per lb. of cathode copper and a cost of power of $0.065 /kWh.

The annual cost for maintenance parts and services is approximately $1.4 million and is based on 7% of the SX/EW equipment cost. The annual cost of operating supplies and services is $1.2 million and is based on $0.03 / lb. of cathode copper produced.

21.3.3         Sulfuric Acid Plant Operating Cost

The annual operating cost for the sulfuric acid plant, power plant and associated facilities is $14.4 million or $62.04 per ton of acid and $0.35 per pound of copper produced. The estimated cost for sulfuric acid delivered to site by rail from the west coast is estimated to be $140 per ton of acid compared to the cost to manufacture on site at $62 per ton of acid. The acid plant operating costs are summarized in Table 21-8 below.

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Table 21-8: Sulfuric Acid Plant Operating Cost

	Annual Cost Cost $000	Cost / ton Acid	Cost / lb. Copper
Labor	$1,401	$6.03	$0.03
Reagents (Sulfur)	$9,512	$40.95	$0.23
Fuels (Propane)	$634	$2.73	$0.02
Power (Credit)	($2,624)	($11.30)	($0.06)
Maintenance	$3,846	$16.56	$0.09
Operating Supplies	$1,643	$7.07	$0.04
	$14,412	$62.04	$0.35

The labor cost is based on a staffing plan of 10 operators and 7 maintenance personnel. The operating crew consists of a general foreman and technician on day shift, 5 days per week and a control room operator and field operator each shift seven days per week. The average annual wage rate for acid plant personnel is $58,800 plus 40% fringe benefits. The wage rate is slightly higher in the acid plant than the SX/EW facility due to the higher mix of higher pay positions in the acid plant.

Reagents needed in the sulfuric acid plant includes elemental sulfur (molten) for acid production and water treatment chemicals for the cooling tower and boiler feed water systems. One ton of sulfur will produce a little over 3 tons of sulfuric acid. Based on an annual requirement of 232,300 tons of sulfuric acid, approximately 77,400 tons of elemental sulfur will be required. The cost of sulfur used in the estimate is $125 per ton delivered molten to site and is based on the average cost for U. S. West Coast sulfur over the last five years of available published information with freight allowed to the project site. An allowance of $30,000 per year was used for the water treatment chemicals.

Propane is assumed as the fuel to fire the steam boiler at the sulfur unloading area and is based on a boiler sized for 5 million BTU/hr and a heat value for Propane of 92,500 BTU/gallon. It is assumed that the boiler would operate 16 hours per day. The cost of Propane was set at $2.00 per gallon, the average of current wholesale and residential cost.

The power requirement to produce sulfuric acid was estimated to be 2,300 kW or $1.3 million annually at the cost of power of $0.065 per kWh. The turbine generator is expected to produce approximately 6,900 kW of power at a value of $3.9 million annually at the same cost of power. The excess power can be used to displace purchased power in the SX/EW facility or sold back to the power company. The net power credit is $2.6 million annually. The power consumption and power produced were factored from existing in-hours data on similar sulfur burning acid plants. Annual maintenance cost for the sulfuric acid plant was estimated at 4% of the installed cost of the acid plant, or $2.6 million. The annual maintenance for the power plant was estimated to be $0.02 / kWh or $1.2 million. The total annual maintenance cost for the acid plant and power plant is $3.8 million. The maintenance cost includes an accrual for major repairs that will occur at intervals of 1.5 to 2 years.

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Operating supplies and services was estimated at 2.5% if the total installed cost of the acid plant and power plant or $1.6 million annually.

21.3.4           General and Administrative Costs

The total annual general and administrative cost for the facility is $5.0 million, or $0.12 per pound of cathode copper produced. The G&A labor is the largest component at $2.2 million per year, based on a staffing of 23 employees. Allowances were made for non-labor components for G&A expenses, which includes office supplies, fuels, communications, small vehicle maintenance, claims assessments, legal and auditing, insurance, travel, meals and expenses, community relations, recruiting and relocation expenses, and janitorial services. The breakdown of G&A cost and labor detail is shown in Table 21-9 General & Administrative Cost Summary and Table 21-10 General & Administrative Labor Cost Summary.

Table 21-9: General & Administrative Cost Summary

Cathode Produced (lbs.)	41,500,000
	Total
Cost Item	Annual Cost - $	$/lb. Cathode
Labor & Fringes	$2,186,800	$0.053
Accounting (excluding labor)	$25,000	$0.001
Safety & Environmental (excluding labor)	$25,000	$0.001
Human Resources (excluding labor)	$25,000	$0.001
Security (excluding labor)	$25,000	$0.001
Office Operating Supplies and Postage	$40,000	$0.001
Fuel/ Propane	$25,000	$0.001
Communications	$70,000	$0.002
Small Vehicles	$125,000	$0.003
Claims Assessment	$10,000	$0.000
Legal & Audit	$300,000	$0.007
Consultants	$250,000	$0.006
Janitorial Services	$50,000	$0.001
Insurances	$1,000,000	$0.024
Taxes - property	$500,000	$0.012
Subs, Dues, PR, and Donations	$60,000	$0.001
Travel, Lodging, and Meals	$150,000	$0.004
Recruiting/Relocation	$125,000	$0.003
Total General & Administrative Cost	$4,991,800	$0.120

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Table 21-10: General & Administrative Labor Cost Summary

Department and Position	Number Of Personnel	Total Annual Direct Salary	Total Annual Benefits 40%	Total Annual Salary
General & Administrative
General Manager	1	$200,000	$80,000	$280,000
Administrative Assistant	1	$34,000	$13,600	$47,600
			$0
Controller	1	$120,000	$48,000	$168,000
Accountant	1	$60,000	$24,000	$84,000
Accounts Payable	1	$34,000	$13,600	$47,600
Purchasing Manager	1	$120,000	$48,000	$168,000
Purchasing Agent	1	$55,000	$22,000	$77,000
Warehouseman	2	$40,000	$16,000	$112,000
IT Technician	2	$60,000	$24,000	$168,000

HR Manager	1	$120,000	$48,000	$168,000
HR Specialist	1	$40,000	$16,000	$56,000
HR Administrative Assistant	1	$34,000	$13,600	$47,600

Safety Manager	1	$120,000	$48,000	$168,000
Environmental Manager	1	$120,000	$48,000	$168,000
Safety Specialist	2	$55,000	$22,000	$154,000
Hydrological Engineer	0	$60,000	$24,000	$0
Environmental Technician	1	$55,000	$22,000	$77,000
Security Guard	4	$35,000	$14,000	$196,000

Total General and Administrative	23			$2,186,800
Labor Cost

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22                ECONOMIC ANALYSIS

22.1             INTRODUCTION

The financial evaluation presents the determination of the Net Present Value (NPV), payback period (time in years to recapture the initial capital investment), and the Internal Rate of Return (IRR) for the project. Annual cash flow projections were estimated over the life of the mine based on the estimates of capital expenditures and production cost and sales revenue. The sales revenue is based on the production of copper cathode. The estimates of capital expenditures and site production costs have been developed specifically for this project and have been presented in earlier sections of this report.

22.2             MINE PRODUCTION STATISTICS

Mine production is reported as ore and overburden from the mining operation. The annual production figures were obtained from the mine plan as reported earlier in this report. The life of mine ore quantities and ore grades are presented in Table 22-1 below.

Table 22-1: Life of Mine Ore, Waste Quantities, and Ore Grade

	Tons (kt)	Copper %
Oxide Ore – Main Pit	132,756	0.20
Oxide Ore – Other Areas	52,537	0.19
Mixed Ore	85,588	0.24

Total Ore	270,881	0.21

Waste	244,948

22.3             HEAP LEACH PAD AND SX/EW PRODUCTION STATISTICS

The ore will be processed using heap leaching and SX/EW plant recovery technology to produce copper cathode. Below are the recoveries assigned to each of the ore types:

Oxide Ore – Main Pit	70.0%

Oxide Ore – Other Areas	65.0%

Mixed Ore	60.0%

The estimated life of mine metal production is estimated to be 747.7 million pounds.

22.3.1         Cathode Shipping

The cost for cathode shipping of $0.05 per pound of copper is included in cash operating costs.

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22.4            CAPITAL EXPENDITURE

22.4.1         Initial Capital

The financial indicators have been determined with 100% equity financing of the initial capital. Any acquisition cost or expenditures prior to start of mine pre-development have been treated as “sunk” cost and have not been included in the analysis.

The total initial capital carried in the financial model for new construction is expended over a 3 year period. The initial capital includes Owner’s costs and contingency. The cash flow will be expended in the years before production and a small amount carried over into the first production year.

The initial capital is presented in Table 22-2 below.

Table 22-2: Initial Capital

$ in millions
Mining	$48.0
SXEW Plant	$114.3
Sulfuric Acid Plant	$65.4
Owner's Cost	$5.0

Total	$232.7

22.4.2         Sustaining Capital

A schedule of capital cost expenditures during the production period was estimated and included in the financial analysis under the category of sustaining capital. The total life of mine sustaining capital is estimated to be $147.6 million. This capital will be expended during a 14 year period during the 18 year mine life.

22.4.3         Working Capital

A 15 day delay of receipt of revenue from sales is used for accounts receivables. A delay of payment for accounts payable of 30 days is also incorporated into the financial model. In addition, working capital allowance of $1.1 million for plant consumable inventory is estimated in year -1 and year 1. All the working capital is recaptured at the end of the mine life and the final value of these accounts is $0.

22.4.4         Salvage Value

An allowance based on 10% of the total capital equipment cost, including mine equipment for salvage value at the end of the mine life has been included and is estimated at $9.2 million.

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22.5            REVENUE

Annual revenue is determined by applying estimated copper price to the annual payable metal estimated for each operating year. Sales prices have been applied to all life of mine production without escalation or hedging. The revenue is the gross value of payable metals sold before treatment charges and transportation charges. The copper sales price used in the evaluation is based on the three year historical price as of May 1, 2012, which is consistent with Securities and Exchange Commission (SEC) guidelines.

Copper                               $3.48/pound

22.6            OPERATING COST

The average Cash Operating Cost over the life of the mine is estimated to be $1.89 per pound of copper, excluding the cost of the capitalized pre-stripping. Cash Operating Cost includes mine operations, process plant operations, general administrative cost, and shipping charges. Table 22-3 below shows the estimated operating cost by area per pound of copper.

Table 22-3: Life of Mine Operating Cost

Operating Cost	$/lb
Mine	$0.99
SXEW Plant	$0.38
Sulfuric Acid Cost	$0.35
General Administration	$0.12
Transportation	$0.05
Total Operating Cost	$1.89

22.7            TOTAL CASH COST

The average Total Cash Cost over the life of the mine is estimated to be $2.04 per pound of copper. Total Cash Cost is the Operating Cost plus royalty, salvage value, reclamation and closure costs.

22.7.1          Royalty

The royalty charges for the life of the mine are estimated at $31.3 million. There are two royalties and they are based on a % of net smelter return. The net smelter return is calculated as gross revenues, less SX/EW cost (excluding sulfuric acid cost) and transportation cost. The royalties are defined as follows:

  Arimetco royalty which is based on 2% of the net smelter return and has a cap of $7.5 million.

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  A 3rd Party royalty which is based on a payment of $1.0 million at the start of production plus 1% of the net smelter return for life of mine.

22.7.2         Reclamation and Closure

An estimate for reclamation and closure was included in the cash flow of $92.2 million.

22.8            DEPRECIATION AND DEPLETION

Depreciation

Depreciation is calculated using the MACRS method starting with first year of production. The initial capital and sustaining capital used a 7 year life. The last year of production is the catch-up year if the assets are not fully depreciated by that time.

Depletion

The percentage depletion method was used in the evaluation. It is determined as a percentage of gross income from the property, not to exceed 50% of taxable income before the depletion deduction. The gross income from the property is defined as metal revenues minus downstream costs from the mining property (smelting, refining and transportation). Taxable income is defined as gross income minus operating expenses, overhead expenses, and depreciation and state taxes. The estimated depletion deduction for income tax use is $346.2 million for the life of the mine.

22.9            TAXATION

22.9.1         Income Tax and Mineral Tax

Taxable income for income tax purposes is defined as metal revenues minus operating expenses, royalty, property and severance taxes, reclamation and closure expense, depreciation and depletion. The Federal income tax rate is 35% in accordance with IRS Publication 542. Federal income taxes were calculated on the taxable income described above using the federal tax rate. Nevada does not have a state corporate income tax.

Federal income taxes paid are estimated to be $151.7 million.

In addition to the Federal income tax, a Nevada mineral tax has also been estimated at $27.4 million. The Nevada Net Proceeds of Minerals Tax is an ad valorem property tax assessed on minerals mined or produced in Nevada when they are sold or removed from the state.

22.10          PROJECT FINANCING

The project was evaluated on an unleveraged and un-inflated basis.

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22.11           NET INCOME AFTER TAX

The operating margin before tax is $840.87 million, including depreciation, and the net income after tax amounts to $514.2 million.

22.12           NPV AND IRR

The economic analysis indicates that the project has an NPV of $201.6 million at a discount rate of 8%, an Internal Rate of Return (IRR) of 24.2% with a payback period of 3.1 years after taxes.

Table 22-4: Economic Indicators

	Before Taxes $000	After Taxes $000
NPV @ 8%	284,138	201,576
IRR %	29.3%	24.2%
Payback, years	2.7	3.1

22.13           SENSITIVITIES

Table 22-5 compares the base case project after tax financial indicators with the financial indicators when different variables are applied. By comparing the results it can be seen that the copper price has the most impact on the project followed by the operating cost and then by the initial capital cost. This data is represented in graph form in Figure 22-1. The discounted cash flow model for the project is shown in Table 22-6 at the end of this section.

Table 22-5: Sensitivity Analysis

		NPV @ 8%	IRR	Payback
Base Case		$201,576	24.2%	3.1

Copper Price	+20%	$377,172	35.2%	2.3
	+10%	$290,768	29.9%	2.7
	-10%	$107,566	17.4%	3.7
	-20%	$9,797	9.0%	8.4

Capital Cost	+20%	$167,445	19.4%	3.6
	+10%	$184,561	21.6%	3.4
	-10%	$218,571	27.3%	2.8
	-20%	$234,567	31.0%	2.5

Operating Cost	+20%	$107,289	17.8%	3.5
	+10%	$156,080	21.3%	3.3
	-10%	$245,478	26.8%	2.9
	-20%	$286,955	29.1%	2.8

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Figure 22-1: MacArthur Project NPV Sensitivities

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Table 22-6: Discounted Cash Flow Model

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23                ADJACENT PROPERTIES

23.1             SINGATSE PEAK SERVICES PROPERTIES

During April 2011, Singatse Peak Services, LLC (SPS), a wholly owned subsidiary of Quaterra Alaska Inc., purchased the historic Yerington Mine Copper Property comprising over 12,000 acres of private lands and unpatented lode mining claims south of and contiguous with Quaterra Alaska's MacArthur property Figure 23-1. The Yerington Mine Copper Property was operated from 1952 to 1977 by The Anaconda Company and from 1977 to 1979 by Atlantic Richfield Corporation.

During February 2012, SPS published a NI 43-101 compliant independent resource estimate at the Yerington Mine Copper Property. As cited in their Technical Report, resources at a 0.2% Cu cutoff are shown in Table 23-1.

Table 23-1: Singatse Peak Services, LLC - Yerington Mine Resources, Feb. 2012

	Grade Cutoff % Cu	Tons (x1000)	Average Grade % Cu	Contained Copper (lbs x 1000)
Measured and Indicated
Oxide and Chalcocite Material	0.2	9,445	0.3	57,237
Primary Material	0.2	71,781	0.3	429,968
Inferred
Oxide and Chalcocite Material	0.2	8,596	0.28	47,347
Primary Material	0.2	63,918	0.25	322,530

SPS's assets on the Yerington Mine Copper Property also include over 120 million tons of resource piles ("Residuals") representing sub-grade stripping material from the Yerington mine vat leach tailings (VLT) representing the oxide tailings from Anaconda's copper oxide vat leaching, and historic heap leach pads previously mined by Arimetco. Approximately 44 million tons consisting primarily of sub-grade material (Stockpiles W-3 and S-23 in Table 23-2) and VLT were heaped and leached (including an estimated 6 million tons of oxide material from the MacArthur mine) by Arimetco International Inc. during 1989-1998.

No copper extraction from the Arimetco heaps or mining has occurred since Arimetco closure in 1999, leaving an estimated (non-compliant NI43-101) over 300 million pounds of contained copper in the residuals as summarized in Table 23-2. References 2 through 5 shown on the table refer to documents published by the USEPA (EPA), as listed in Section 27, References. Work is ongoing by SPS to further characterize the Yerington residuals, including extensive drilling and metallurgical testing to assess the viability of reprocessing some or all of these materials. Depending on the results of the ongoing work, some of these materials may be integrated with the MacArthur Oxide project in the future. The residuals are further discussed in Section 25 of this TR.

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Table 23-2: Yerington Mine Residual Copper Resources, SRK March, 2012 (Non NI43-101 Compliant)

Material Type	Ore (tons)	Volume (cu. yds.)	Total Cu Grade (%)	Contained Cu (k lb)	Expected Leach Recovery
Oxide Tails (VLT)[1,3,5]	57,571,505	35,545,074	0.130	149,686	75%
Oxide Low-Grade W-3 [1,4]	19,643,073	12,127,779	0.200	78,572	60%
Sulfide Low-Grade 4,	2,316,440	1,430,187	0.200	9,266	85%
Phase 1/2 HLP [1,2]	2,104,570	1,362,710	0.099	4,159	50%
Phase 3 HLP 4 [1,2]	8,547,269	5,147,407	0.120	20,513	50%
Phase 3 HLP S [1,2]	10,117,573	5,836,837	0.083	16,714	50%
Phase 4 Slot HLP [1,2]	12,927,862	8,793,567	0.091	23,399	50%
Phase 4 HLP [1,2]	11,556,016	6,539,352	0.075	17,242	50%
Total	124,784,308	76,782,913	0.128	319,551

Notes:
1	Volume based on: SRK 2010 digitization and volume calculations using MineSight 3D Software.
2	Density based on: Draft Supplemental RI Report_OCT_2010 - Page 47.
3	Grade based on: AnacondaArimetco_RI_Report.pdf - Page 170-172.
4	Grade based on: VLT XRF DSR July 2010 - Page 99.
5	Grade based on: HistoricalSummaryReport-YeringtonMine-2010-10.pdf - Page 19.

23.2             OTHER PROPERTIES

The following information is presented as an indication of the types and magnitude of similar surrounding deposits and mines. The deposits presented are all within a few miles of the MacArthur Project and have mineralization that is similar in nature to the MacArthur Project. The Ann Mason resources, based upon a 0.3% Cu cutoff, are taken from the March 2012 NI 43-101 Technical Report completed for Entree Gold. The Bear-MacArthur-Lagomarsino resources referenced (which were obtained from MineMarket.com in 2004) have not been classified according to current CIM standards. A portion of the Bear-MacArthur-Lagomarsino prospect underlines the Yerington Site.

Table 23-3 lists historic resource estimates for two porphyry copper deposits in the Yerington district.

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Table 23-3: Adjacent Property Resource Estimates

Adjacent Property Resource Estimates May 2012
Adjacent Property Name	Ore Tons (kTons)	Average Grade (% Cu)	Contained Cu (kTons)	Contained Cu (000s lbs)
Ann Mason Deposit[1]	1,084,000	0.37	4,460	8,920,000
Bear-MacArthur- Lagomarsino Deposit	500,000	0.40	2,000	4,000,000
Total all deposits	1,584,000	0.37	6,460	12,920,000
1 Sum of Indicated and Inferred Resources takenfrom March 2012 NI 43-101 Technical Report andUpdated Mineral Resource Estimate

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MACARTHUR
CLAIM BLOCK
MacArthur Pit
& Waste dump
Alt 95
to Fernley
and
Reno
Luzier
Lane
Alt 95
Area of
Bear
Deposit
to Fallon
and
Hawthorne
SINGATSE
PROPERTY
Mason Pass
Road
Ann Mason
Deposit
Yerington Pit
YERINGTON
Nevada Copper
Pumpkin Hollow Deposits
Hwy 339
N
0
1.5
3
miles

Issued by:	Drawing Provided By/Prepared for:	File Name:	
TETRA TECH	QUATERRA ALASKA, INC.	Fig23-1.cdr	Figure 23-1 Adjacent Property Map
	Project: MacArthur Copper Project	Project Number: 114-311186	
	Project Location: Lyon County, Nevada	Date of Issue: 06/11/2012

Figure 23-1: Adjacent Properties

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24                OTHER RELEVANT DATA AND INFORMATION

24.1             RE-PROCESSING OF YERINGTON RESIDUALS

24.1.1         Introduction

A scoping study was prepared by SRK Consulting (U.S.), Inc. (SRK) for Singatse Peak Services LLC (SPS), a wholly-owned subsidiary of Quaterra Resources Inc., to evaluate the technical and economic feasibility for re-processing residual spent ore, waste rock, and oxide leach tailings at the now closed Yerington Copper Mine located near the town of Yerington in Lyon County, Nevada. The Yerington Copper Mine is owned by Singatse Peak Services (SPS), a subsidiary company of Quaterra Resources, and is located within four miles of the MacArthur Pit with possibility for sharing infrastructure facilities.

The scoping study, dated March 12, 2012, was intended for SPS internal use only and does not conform to CIM NI 43-101 standards for public disclosure. Results of the scoping study are presented here for the purpose of highlighting potential synergies between the MacArthur Copper Project and the re-processing of residual ore stockpiles and tailings at the Yerington Copper Mine and to get an early look at the potential economic benefit of a combined project.

24.1.2         Residual Copper Resources

SRK quantified four material types at Yerington as potential resources for re-processing and extracting residual copper at Yerington. Three of the four mineral types are oxide in nature and considered suitable for combining with the MacArthur process facilities. The fourth material is a low grade sulfide more amenable to a mill / flotation circuit. The three oxide material types considered for a combined project with MacArthur are noted below.

a)	Crushed vat leach tailings (VLT) from the former Anaconda processing of oxide ore.

b)	A low grade run- of-mine (ROM) oxide stockpile (W-3) from the Yerington pit that was below Anaconda’s cutoff grade of 0.3% copper for copper ore.

c)	Five heap leach pads (HLPs) built and operated by Arimetco containing mostly W-3 oxide, VLT, and small additions of copper oxide from the MacArthur mine.

24.1.2.1       Vat Leach Tailings (VLT)

The VLT stockpile area covers approximately 500 acres primarily on private land owned by SPS with an average height of approximately 100 feet. The tops surfaces are composed of multiple benches and VLT mounds channeled to prevent storm water runoff. The VLT resource was estimated to be approximately 57.6 million tons of ore at an average grade of 0.13% Cu. The resource estimate was based on volumetric calculations and density measurements from historical data and recent test work. The grade determination was based on averages of samples reported in a recent VLT characterization study by Atlantic Richfield (ARC, 2010). The average grade of the VLT material from this report was 0.13% Cu. Subsequently, METCON (2011) conducted head assays for materials used in six column leach tests, which averaged 0.18% Cu.

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SRK believed that the column test average grade was biased high by one sample with a head assay of 0.356% Cu; therefore SRK used the 0.13 % Cu assay from the Atlantic Richfield study. SPS contracted METCON Research of Tucson, Arizona to conduct column leach tests on six samples of VLT stockpile material with head grades ranging from 0.35% down to 0.06% . The column tests were run in locked cycle for 93 days followed by an eight day rinse and drain down. Testing indicated that copper recovery exceeded 70% on all but two samples with low head grades and low (~50%) acid soluble Cu to total Cu ratios. Test work also indicated a gangue acid consumption of approximately 30 lb. acid per ton of ore in 90 day column leach tests. Gangue acid consumption plots show that consumption continues at a constant rate over the 93 day leach cycle indicating that a shorter leach cycle should produce high copper recoveries at a reduced acid consumption. The design basis for the VLT material was 18 lbs. acid per ton ore based on 20 day leach results from METCON (METCON, 2011).

24.1.2.2       W-3 Low Grade Oxide

Anaconda originally stockpiled low grade oxide that was below their operating cutoff of 0.3% Cu, but above their 0.2% threshold. The stockpile is north of the Yerington open pit and is primarily on land controlled by BLM. The current W-3 low grade oxide stockpile covers approximately 80 acres, with a maximum height of 210 feet, and averaging about 160 feet. Side slopes are generally 1.4H: 1V.

The W-3 resource is estimated to be approximately 19.6 million tons at an average grade of 0.2% Cu. The resource estimate was based on volumetric calculations and density measurements from historical data and recent test work. The acid consumption for the W-3 material was set at 35 lbs. acid per ton of ore.

24.1.2.3       Heap Leach Pads (Arimetco)

Arimetco constructed five distinct heap leach pads (HLPs), built in four phases, covering nearly 250 acres during their operation between 1990 and 1999 (see Figure 24-1). Phase 1 is located immediately north of the Yerington open pit and southeast of the original SX/EW facility. Phase II is contiguous with phase I, extending it to the northwest. Phase III consists of two separate lined heap leach pads, with Phase III South and Phase III 4X both located north of the access road and west of the historic process areas. Phase IV also consists of two separate HLPs; 1) the Slot bordering the eastern property boundary and including portions of Anaconda's W-3 stockpile; and 2) the VLT heap located northeast of the VLT footprint. It should be noted that much of the Phase III 4X and Phase IV Slot HLPs reside on BLM administered land.

The Arimetco heap leach pads consist of mostly minus 6-inch material sourced from the W-3 oxide stockpile, with some MacArthur ore, stacked approximately 100 to 120 feet high in nominal 20-foot high lifts. The exception is the Phase IV VLT, which is comprised of primarily VLT material. The estimated resource for all the heap leach pads is approximately 45.3 million tons at an average grade of approximately 0.1% Cu, representing the post-leaching residual grade of the ore that carried between 0.2% and 0.3% Cu when originally stacked. The grades were discounted based on Arimetco production reports and recent drilling results (CH2M HILL, 2008). Acid consumption should be similar to the VLT material, even after partial leaching, and has been set at 30 lbs. acid per ton of ore for the SRK scoping study.

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The total resource identified in the scoping study is shown in Table 24-1 below. For the scoping study, SRK used 75% recovery for the VLT, 60% recovery for the W-3 and 50% for the Arimetco HLPs. The recovery estimates were based on historic records of production from the Anaconda vat leach operation (70%), and the Arimetco recovery records from the initial leach of the HLP materials in phase I to IV (53%) (Sawyer, 1999). Recent column leach test work on both VLT and MacArthur (METCON, 2011) established a basis for slightly higher forecasts for the VLT.

Table 24-1: Yerington Residual Oxide Copper Resources, SRK March 2012

Material Type	Ore (tons)	Average Total Cu Grade	Contained Cu (lb.)	Expected Leach Recovery	Extracted Cu (lb.)
Oxide Tails (VLT)	57,572,000	0.130%	149,686,000	75%	112,265,000
Oxide Low Grade (W-3)	19,643,000	0.200%	78,572,000	60%	47,143,000
Phase I and II HLP	2,105,000	0.099%	4,159,000	50%	2,080,000
Phase III HLP 4X	8,547,000	0.120%	20,513,000	50%	10,257,000
Phase III HLP S	10,118,000	0.083%	16,714,000	50%	8,357,000
Phase IV Slot HLP	12,928,000	0.091%	23,399,000	50%	11,700,000
Phase IV HLP	11,556,000	0.075%	17,242,000	50%	8,621,000
Totals	122,469,000	0.127%	310,285,000	65%	200,423,000

24.1.3         Mining Methods

24.1.3.1       Vat Leach Tailings (VLT)

SRK proposed an on/off leach pad for the VLT material in order to reduce acid consumption. The VLT ore would be mined from the existing stockpile, agglomerated, and conveyed to one of four leach cells comprising the on/off leach pad. Ore will be stacked to a height of 24 feet for leaching. After the leach cycle, the pad would be rinsed and drained before removing the spent leached material from the pad and stored in a lined VLT storage facility. Removal of the leached material would be by conventional mining equipment, including rubber tired loaders and 100 ton off-highway trucks. The liner system for the on/off pad would tie to the existing VLT stockpile liner and the new spent VLT lined storage facility. The entire operation, therefore, would be carried out on containment.

The mining rate for the VLT material was set at 7.9 million tons per year with a life of mine of 7.25 years. The daily mining rate was estimated to be approximately 21,700 tons per day. The leach solution flow from the VLT leach pad was set at 3,000 gpm based on an irrigation rate of 0.04 gpm / ft.2. The solution grade was estimated to be 1.18 gpl Cu.

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24.1.3.2       W-3 Low Grade Oxide

The W-3 material will be leached by a conventional heap leach pad. The leach pad would be constructed as a continuation of the “Slot Pad” concept initiated by Arimetco in the late 1990’s. The remaining material in the existing slot (Slot 1) would be removed with loader and trucks and slot 1 will be lined. W-3 ore from the next slot (Slot 2) would be mined and placed in the new Slot 1 pad and Slot 2 would be lined. The sequence would continue until the entire W-3 stockpile has been placed on a lined leach pad and leached. It is anticipated that four phases of slot expansions would be lined to create a total contiguous lined area of 2.70 million square feet.

The mining rate for the W-3 material was set at 2.7 million tons per year with the same life of mine of 7.25 years. The daily mining rate is estimated to be approximately 7,400 tons per day. The leach solution flow from the W-3 leach pad also was set at 3,000 gpm with an expected grade of 0.5 gpl Cu.

24.1.3.3       Heap Leach Pads (HLP)

For the scoping study, it was assumed that the existing heap leach pads from the Arimetco operation would be leached again in place. The horizontal top surfaces of these pads would be ripped with dozers to enhance the permeability at the surface. Some repairs are expected to be required to the existing perimeter ditches and ponds prior to re-leaching. In some cases the existing ponds may need to be replaced. The existing heap leach pads would be leached until the cost of power and reagents is greater than the revenue generated from the copper production. The pads would then drain down, be re-graded to a 3H: 1V slope and capped.

For the purpose of the scoping study, SRK assumed the time of leaching would coincide with the completion of the VLT and W-3 leaching, or 7.25 years. The heap leach pads would be leached in sequence to minimize the capital expenditures for pumps, piping and the SX/EW plant. A maximum of two heap leach pads would be under leach at any one time. The PLS flow from the HLPs was set at 3,000 gpm with an expected grade of 0.4 gpl Cu.

For the purposes of the scoping study, it was assumed that the HPL leach solution would be staged in series with the W-3 leach pads to produce a combined PLS flow of 3,000 gpm at a grade of 0.9 gpl Cu. The total PLS flow from the Yerington leach operation is expected to be 6,000 gpm at a grade of 1.05 gpl. This total PLS flow would be combined with the MacArthur leach solution (10,400 gpm at 1.0 gpl Cu) providing a total PLS flow to the MacArthur SX/EW plant of 16,400 gpm at about 1.0 gpl.

24.1.4         Capital Cost Summary

SRK developed capital and operating costs for three major case scenarios. The base case (Case 1) included leaching the VLT, W-3 stockpile and re-leaching the Arimetco heap leach pads. Case 2 assumed that the VLT and W-3 stockpile would be processed. Case 3 assumed only the VLT material would be leached. Capital cost estimates were modified in each case to reflect the change in assumptions. A second set of cases (Case 1A, Case 2A, and Case 3A) were also run without the SX/EW facilities, assuming the leach solution from the residual copper leach operation at Yerington would be combined and treated in the MacArthur SX/EW facility.

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M3 updated the capital cost and operating cost for the SX/EW and sulfuric acid plant in order to accommodate the increased solution flow and increased sulfuric acid consumption in the MacArthur facilities to accommodate the SRK Case 1A. The combined capital cost for the Yerington residual leach operation and the increased MacArthur operation are summarized in Table 24-2 below.

Table 24-2: Combined Yerington Oxide Residuals / MacArthur Mine Capital & Sustaining Costs

	Initial Capital	Sustaining Capital
MacArthur Copper Operation
Mine Equipment	$48,000,000	$83,600,000
EX/EW	$138,737,000	$63,968,000
Sulfuric Acid Plant	$100,105,000	$0
Owner's Cost	$5,000,000
Sub Total	$291,842,000	$147,568,000

Yerington Risidual Leach Operation
Mine Equipment	$28,694,000	$1,306,000
Process & Leach Pads	$29,724,000	$18,462,000
Infrastructure	$1,300,000	$0
Owner's Cost	$408,000	$2,792,000
Sub Total	$60,126,000	$22,560,000

Total Combined Yerington/MacArthur	$351,968,000	$170,128,000

24.1.5         Operating Costs

Operating costs for the combined Yerington leach operation and MacArthur leach operation is summarized in Table 24-3 below. The SKR operating cost was adjusted to account for the cost of sulfuric acid from an onsite sulfuric acid plant instead of purchased acid. The MacArthur sulfuric acid cost will also see a reduction because of the economy of scale with a larger acid plant.

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Table 24-3: Combined Yerington Oxide Residuals / MacArthur Mine Operating Costs

	Annual Cost	$ / lb. Cu
MacArthur Copper Production, Lbs.	41,538,000
MacArthur Copper Operation
Mine	$41,279,000	$1.00
SX/EW	$19,903,000	$0.48
Acid	$12,633,000	$0.31
G&A	$5,082,000	$0.12
Transportation	$2,077,000	$0.05
Sub-Total	$80,974,000	$1.96

Yerington Copper Production, Lbs.	27,666,000
Yerington Residual Leach Operation
Mine	$11,204,000	$0.40
Heap Leach	$12,925,000	$0.47
Solution Pumping	$7,416,000	$0.27
G&A	$291,000	$0.01
Transportation	$1,383,000	$0.05
Sub-Total	$33,219,000	$1.20

Combined Yerington / MacArthur	$114,193,000	$1.65

SRK based their capital cost estimate on their in-house experience with similar projects, scaled to the size of this project. Costs for many of the equipment items used were from recent vendor quotes. Where recent cost data was not available, commercially available mining cost services, such as InfoMine, was used. Mine equipment was selected with a life cycle of 30,000 to 40,000 hours, which equates to a 7 to 8 year mining operation. SRK considered using the same equipment for haulage at both the VLT off-loads and to move the W-3 stockpile. SRK assumed that the existing buildings on site would be used for office and warehousing. A new truck shop was provided to support the proposed fleet of 100 ton trucks. SRK applied a contingency of 30% on all their estimates.

M3 factored the cost of the SX/EW facility and sulfuric acid plant from the PEA capital cost estimate to the new capacities. The capital cost of the sulfuric acid plant was factored from 640 tons per day plant to 1,220 tons per day. The solvent extraction plant, originally sized for MacArthur, can be used in combination with the Yerington residual PLS by changing the configuration of the 3 extraction settlers from a 2-series, 1-parallel configuration to 3 parallel settlers. The capital cost of the tank farm, electrowinning, main substation, and reagent areas were factored based on the increase in copper production.

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24.1.6         Economic Analysis

A financial analysis was prepared for the combined MacArthur and Yerington operation using the same parameters as for the stand-alone MacArthur Project and the preliminary Yerington oxide residuals case without a SX/EW facility. The combined life of mine recovered copper is 948,266,000 pounds with combined revenues of $3.3 billion at the $3.48 per pound price of copper. The Net Present Value (NPV), Internal Rate of Return (IRR) and payback period before and after taxes are shown in Table 24-4 below.

Table 24-4: Combined Yerington Oxide Residuals / MacArthur Mine Economic Indicators

Economic Indicators	Before Taxes $000	After Taxes $000
NPV at 8% Disount Rate IRR, % Payback, years	$435,681 32.9% 2.5	$308,307 26.5% 2.9

The preliminary economic evaluation for the combined MacArthur heap leach operation and the Yerington residual re-processing operation is estimated to add over $100 million to the stand-alone MacArthur NPV at 8% discount rate, increase the IRR by over 2 percentage points, and reduce the payback period by approximately 2 months.

Although the Yerington resource determination and recoveries are not sufficiently defined to comply with NI 43-101 reporting standards, there is sufficient justification for further investigation of the combined MacArthur heap leach operation and re-processing of Yerington residual materials. This work is ongoing and would be included with the pre-feasibility work for a combined oxide project. See Figure 24-1.

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LINED EVAPORATION PONDS
PUMPBACK EVAPORATION PONDS
UNLINED FINGER EVAPORATION PONDS
UNLINED EVAPORATION POND
PHASE IV VLT HEAP LEACH PAD
SULFIDE TAILINGS
OXIDE TAILINGS
PROCESS SOLUTION RECYCLING PONDS
WALKER RIVER
ARIMETCO PLANT SITE
PROCESS AREA
W-3 WASTE ROCK AREA
PHASE III 4X HEAP LEACH PAD
PHASE III SOUTH HEAP LEACH PAD
PHASE II HEAP LEACH PAD
PHASE IV SLOT HEAP LEACH PAD
WEED HEIGHTS
S-23 (SULFIDE ORE) WASTE ROCK AREA
HEAP LEACH PAD
YERINGTON PIT LAKE
SOUTH WASTE ROCK AREA
EXPLANATION
Mine Site Boundary
BLM Administered Land
SPS Private Land Boundary
Oxide Tailings
Waste Rock
Arimetco Heap Leach Pad
Sulfide Tailings
Feet
0
1,500
srk consulting
YERINGTON RESIDUALS
SINGATSE PEAK SERVICES, LLC
Yerington Mine Residuals
188600.030
B

Figure 24-1: Yerington Mine Residuals

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25                INTERPRETATION AND CONCLUSIONS

The intent of this report is to incorporate previous resource information and technical reports prepared earlier with additional resource information and the Preliminary Economic Assessment (PEA). The results of this PEA suggest that the project may be technically feasible utilizing ROM heap leaching and solvent extraction / electrowinning technology and may be economically viable based on the resources, grade, and recovery information presented to date. There is potential to further enhance the project economics by integrating the MacArthur Copper Project with other copper oxide resources owned by Quaterra Resources, Inc. and Singatse Peak Services (SPS) in the Yerington District. Further work will be necessary, however, to quantify the other resources grade and recoveries to comply with NI 43-101 standards of disclosure for mineral projects.

It is noted that a PEA should not be considered to be a pre-feasibility study or feasibility study, as the technical and economic viability of the project has not been demonstrated at this time. A PEA is preliminary in nature and includes Inferred Mineral Resources that are considered to be too geologically speculative at this time to have the economic considerations applied to them to be categorized as Mineral Reserves.

25.1             RESOURCES

The measured and indicated oxide and chalcocite resource for the project, at a cutoff grade of 0.12% total copper is 159 million tons containing 675.5 million pounds of copper. The inferred oxide and chalcocite resource is 243.4 million tons at a cutoff grade of 0.12% containing 979.5 million pounds of copper.

The primary sulfide measured and indicated resource at a 0.15% total copper cutoff is 1.1 million tons containing 6.4 million pounds of copper. The inferred sulfide resource at the 0.15% cutoff is 134.9 million tons containing 764 million pounds of copper.

Further exploration drilling may enhance the project resources and reduce project risk.

25.2             MINING METHODS

Mining at the MacArthur pit will be by open pit at an approximate rate of 41,000 tons per day over an 18 year life of mine. Approximately 271 million tons of ore will be mined over the life of mine with an average waste to ore ratio of 0.90. There are three final pits consisting of the main MacArthur pit, the North pit and Gallagher pit. Mining will start in the main MacArthur pit and progress to the North pit, then to Gallagher pit and ending at the outer limits of the main MacArthur pit in the last phase.

Waste dumps are located to the north and to the south of the pits with some pit backfill in the North pit area extending to the west of the North pit.

There were no geotechnical studies for the pit slope angles performed for this PEA. No extensive condemnation drilling has been done in the north and south waste dump areas. Further optimization of the mine plan, including waste rock management, will be completed in the next phase of the project.

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25.3             METALLURGY

During the PEA review of historic and recent metallurgical test work for the MacArthur Project, several issues were identified that require additional test work to improve understanding of these issues and what impact they may have on the project. This work will be undertaken as part of the PFS which will include a comprehensive Phase II metallurgical test program.

25.3.1         Run-of-Mine Heap Leaching

The PEA was based on ROM ore truck dumping to a permanent heap leach pad. Based on the project ore grade of 0.211% total copper and high projected copper extraction, this approach provides simplicity of ore processing while optimizing acid consumption.

Historical test work provides limited ROM data for copper extraction and acid consumption. However, MacArthur ROM ore was successfully processed by Arimetco with good copper extraction and acid consumption, supporting the ROM leaching approach. The proposed Phase II PFS metallurgical program will address particle size vs. copper extraction and further evaluate acid consumption.

During the PFS, the Phase II test work program will be performed to provide data from which to make a final determination on optimization of leach particle size. During the Phase II test work program, a number of sites will be selected from the present bench faces in the MacArthur Pit. Using a portable screen and loader, this material will be screened to provide data on ROM top particle size distribution.

25.3.2         Spatial Variability of In-Situ Size Distribution

The 2011 column leach study by METCON Research included 32 column tests on PQ size core from 32 separate drill holes which spatially provided preliminary representivity of the block model. This study showed significant variation in particle size distribution from hole to hole. In heap leaching, particle size distribution is extremely important, particularly in particle sizes less than 100 mesh, and more importantly, less than 200 mesh. During the PFS, this issue will be well defined.

25.3.3         Chemical Degradation of the Ore during Leaching

The 2011 METCON Research column study also identified chemical degradation in some columns during leaching, impacting post leach size distribution. It is likely that the ore was over acidified during leaching resulting in un-necessary chemical degradation. However, this is likely not to be the only cause of variability in size distribution from drill hole to drill hole. This issue is extremely important to understand and will be studied during pre-feasibility metallurgical testing.

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25.3.4         Permeability and Agglomeration

Considering both the in-situ size distribution variability and chemical degradation during leaching, permeability of leached ore must be better understood as part of future design efforts. To accommodate uncertainty at this stage of project definition, the PEA design includes one inter-lift liner to be placed at approximately half the final pad elevation.

Pre-feasibility test work will address spatial variations in size distribution and chemical degradation using size distribution measurements of column head and tails and analytical results. Column tails will be subjected to permeability/consolidation testing to define the ultimate permeability of multi-lift permanent leach pad processing.

25.3.5         Spatial Variability of Copper Extraction and Acid Consumption

The METCON column study also identified spatial variability in copper extraction and acid consumption. Moving away from the existing MacArthur Pit to the periphery zones of the block model tends to show reducing copper extraction and increasing acid consumption.

The relationship of copper extraction and acid consumption versus depth in the deposit is also not well understood from existing test work and must be better quantified.

The mine plan as provided by Independent Mining Consultants, Inc. (IMC) in this PEA has defined the materials to be extracted during the LOM. The PFS will aim to determine optimum processing techniques addressing both the spatial variation in copper extraction and acid consumption. Crushing and/or agglomeration, if justified, would distribute acid more efficiently through the ore resulting in reduced acid consumption and increased copper extraction, but at higher operating cost. This trade off will be further evaluated in future design studies.

25.3.6         Relationship of Total Iron Mineralization to Acid Consumption

One relationship that is clear in leaching MacArthur Project ore is the relationship between iron mineralization and acid consumption. Acid consumption in bottle roll and column testing consistently shows a linear increase in acid consumption versus time. Acid consumption tends to mirror iron extraction. This relationship will require optimal control of available free acid during leaching to maximize copper extraction while minimizing iron extraction.

Again, the pre-feasibility Phase II metallurgical program will be designed to study this relationship including mineralogical studies. XRD, XRF, or QEMSCAN studies will provide total iron content and distribution of the iron species to determine which iron minerals are largely responsible for acid consumption.

25.4             ECONOMIC ASSESSMENT

Based on the historical three year average price of copper of $3.48 per pound, M3 engineering and Technology Corporation concluded that the after tax preliminary economic assessment of the project would provide a net present value, at an 8% discount rate, of approximately $201.5 million with an internal rate of return of 24.2 % and a payback period of 3.1 years. The preliminary economic assessment was based on an onsite sulfuric acid plant with a byproduct electrical power credit, an initial capital investment of $232.7 million and sustaining capital of $230.5 million over an 18 year life of mine. The overall average life of mine operating costs was calculated to be approximately $1.89 per pound of recovered copper.

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M3 concluded that the economic indicators for the stand alone MacArthur Copper Project has a potential for development as a large-scale copper oxide heap leach operation. There are also opportunities for enhanced economic indicators by combining the MacArthur Copper Project with the re-processing of residual vat leach tails, waste rock and historic leach pads at the existing Yerington site. It is noted that the resources for the residual material at the Yerington site are not NI 43-101 compliant at this time and will require further work to quantify the resources.

25.5             RISKS

The project risks identified at this time are listed below. Using a staged approach to advance the project to full production will allow Quaterra Resources, Inc. to adequately assess the risks and associated costs and develop mitigation strategies before progressing to the next stage.

a)	Further drilling may identify increases or decrease in resource tonnage and ore grade.

b)	Further metallurgical testing may demonstrate variable recoveries and acid consumption, resulting in changes to the economic indicators for the project.

c)	The cost of sulfur delivered to site for the manufacture of sulfuric acid may be higher or lower than estimated in the PEA resulting in changes to operating costs for the project.

d)	The capital cost estimates for initial capital and sustaining capital may be higher or lower than estimated in this PEA resulting in changes to the economic indicators for the project.

e)

The future price of copper may fall below the level necessary to sustain a viable operation. Likewise, the copper price may increase above the base resulting in better economic indicators for the project.

f)	The heap leach pad lift heights and overall height may impact the permeability of the leach solution through the heap, changing overall copper recovery.

g)	More or less fines in the run- of-mine ore may change the permeability of the leach solution, affecting overall copper recovery. Agglomeration of the ore may be required if fines are excessive.

h)	The allowances for refurbishing existing buildings at the existing Yerington site may not be sufficient, increasing the capital cost for the Project.

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26                RECOMMENDATIONS

This section summarizes the recommendations made for Quaterra Resources, Inc. consideration as the project progresses to the next phase.

26.1             METALLURGY TEST PROGRAM

Additional drilling and metallurgical test work is required to complete a PFS or FS. Based on the mine plan prepared for the PEA, LOM tonnage and grade has been generated along with tonnage and grade mined per year. This plan also includes annual mined material segregated by MacArthur oxide ore, oxide ore from areas other than MacArthur Pit, and tonnage and grade of mixed oxide/secondary sulfide ores.

With the mine plan and phasing complete, a PFS or FS metallurgical drilling program can be defined. Geology and mine planning personnel in consultation with metallurgical personnel will produce a drill program defining drill site location and depth so as to provide core representative of at least 70 percent of the total mined tonnage. The geological team developing the resource model will be required to establish the drill density and location necessary to achieve the representivity required for the PFS metallurgical test work program. It is probable that at least 30 to 40 holes will need to be drilled which, in elevation and by depth, consider geology, boundaries, lithology, grade, mineralogy etc. With the 32 existing METCON drill holes, metallurgical results will be available covering 62 to 72 holes.

Due to the size of this metallurgical program, it is expected that testing will contain elements of all of the following stages of metallurgical test work:

  Stage I-Sample preparation
  Stage II-Bottle roll and acid characterization testing
  Stage III-Small column testing
  Stage IV-Large column testing
  Stage V-Final study preparation and recommendations for a Final Feasibility Study

Note that this program may be revised prior to the PFS based on project needs and professional judgment.

26.1.1         Stage I- Sample Preparation

Once core is logged, the core will be composited into 50 foot interval composites versus depth in each hole. Each 50 foot composite will be sent to a metallurgical laboratory where the composites will be dried, screened, and the screen fractions retained separately. Each screen size will be assayed for total copper, oxide copper and cyanide sequential analysis, total iron and ICP.

26.1.2         Stage II- Acid Bottle Roll and Acid Characterization Testing

Each 50 foot composite will have a standard acid bottle roll test performed. With leaching at 100 g/l sulfuric acid, variation in acid consumption is magnified. This variation can be evaluated spatially and by depth to allow an increased understanding of global acid consumption in the deposit.

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Selected acid characterization testing will be performed. Static leach testing evaluates copper extraction and acid consumption versus crush sizes versus acid concentration over time. Crush sizes of one inch, 2 inches 4 inches and ROM will be leached at 3, 5, 10, 20 and 100 grams per liter for 40 days, maintaining the acid concentration within 90% of the designated acid concentration in each test. The PLS will be analyzed periodically over time to provide leach kinetics for copper extraction and acid consumption and the same for the gangue elements. Analytical testing of each acid characterization test provides an analysis of gangue dissolution occurring over specific time intervals by ICP analysis for selenium, uranium, aluminum, potassium, iron and troublesome anions of nitrates, chlorides and fluorides, all of which may be problematic and need to be addressed in SX/EW operations.

26.1.3         Stage III- Small Column Leach Tests

Selected 50 foot composites with head grades above the mine cut-off grade, but providing variable copper head grades, will be selected for small column testing by spatial location (horizontally and at depth). These tests will define metallurgical performance for copper extraction and acid consumption and variations spatially and by depth in the deposit

26.1.4         Stage IV- Large Column Leach Tests

Based on the data generated by the acid bottle roll, acid characterization testing, and the small column testing, master composites derived from the 50 foot individual composites will be prepared for large column testing to simulate ROM leaching. Some large columns will be run at a 20 foot height to evaluate the planned 20 foot leach pad lift in practice.

26.1.5         Stage V- Study Preparation and Recommendations for a Final Feasibility

Once the metallurgical study is completed, all data will be evaluated relative to copper extraction and acid consumption spatially in the deposit. Sufficient data will be available to resolve the questions raised in Section 26. Additional questions or observations generated from this work will be defined for evaluation during the feasibility study.

From the metallurgical and block model data base generated by this study, extensive modeling of all elements of the project will be performed in an effort to select operational procedures in practice to optimize project performance.

26.2             BUDGET AND SCHEDULE

A budget and schedule has been developed for the follow on additional test work. The budget is in two phases, with the second phase dependent on positive results from the first phase. The first phase will consist of additional drilling to better define the resource, particularly in the area north of the MacArthur pit and at depth, and additional metallurgical drilling to obtain core samples for the metallurgical testing. This phase will also include an updated resource model and the nine month metallurgical test program as outlined above.

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The second phase will consist of incorporating the additional resource information and metallurgical test results into a pre-feasibility study NI 43-101 Technical Report with an updated capital and operating cost estimate and an updated economic assessment of the project. This phase will develop additional preliminary engineering to establish the criteria for heap leach pad overall height, evaluation of the need for agglomeration, and market studies for the cost of sulfur delivered to the site.

The budget and schedule for the two phase program is summarized in Table 26-1 below.

Table 26-1: Budget for MacArthur Follow on Test Work

		Item	Schedule	Cost
Phase 1
	Additional Resource Drilling	100 holes	4 Months	$1,100,000
	Additional Metallurgical Drilling	30 to 40 holes	4 Months	$1,500,000
	Additional Metallurgical Test Work		9 Months	$1,000,000
	Subtotal Phase 1		9 Months	$3,600,000

Phase 2
	Pre-feasibility Study & Technical Report		9 months	$800,000

	Total Both Phases		18 months	$4,400,000

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27                REFERENCES

Adams, D., 1987, MacArthur Au-Evaluation: Summary Report: unpublished report for Pangea Explorations, Inc.: 6p.

Anaconda Collection-American Heritage Center, University of Wyoming, Laramie, Wyoming.

Carneiro, R.R., MacArthur Project Preliminary Column Leach Study (Volume I). METCON Research. December 2011.

Heatwole, D. A., 1972, Progress Report, Yerington Oxide Project – MacArthur Area, Lyon County, Nevada: unpublished private report for The Anaconda Company, 28p.

Heatwole, D. A., 1978, Controls of Copper Oxide Mineralization, MacArthur Property, Lyon County, Nevada: Arizona Geological Society Digest, Volume XI, p 59-66.

International Copper Study Group; Copper Marker Forecast 2011 – 2012; Press release dated October 4, 2011.

Martin, D., 1989, MacArthur Metallurgical Review, Memo addressed to Mr. Bruce Riederer, Bateman Engineering

Matson, E.J., 1952, Mac Arthur Copper Deposit, Lyon County, Nev., US Bureau of Mines Report of Investigation 4906, 47p.

Moore, J. G., 1969, Geology and Mineral Deposits of Lyon, Douglas, and Ormsby Counties, Nevada: Nevada Bureau of Mines and Geology Bulletin 75, 45p.

Nelson, P.H. and Van Voorhis, G.D., 1983, Estimation of sulfide content from induced polarization data, GEOPHYSICS, V.48, No. 1, pp. 62-75.

Nevada Division of Wildlife (NDOW). 2012. Letter from timothy Herrick (Wildlife Resource Information) to Katie L. Dean (SRK): RE: MacArthur Exploration Project. March 16, 2012.

Nevada Natural Heritage Program (NNHP). 2012. Letter from Eric S. Miskow (NNHP) to Katie L. Dean (SRK): RE: Data request received 08 March 2012. March 12, 2012.

Pennington, J., Hartley, K., Lommen J., Willow, M., Scoping Study for the Re-mining and Processing of Residual Ore Stockpiles and Tailings, Yerington Copper Mine, Lyon County, Nevada. SRK Consulting (USA), Inc. March 14, 2012.

Proffett, J.M. and Proffett, B.H., 1976, Stratigraphy of the Tertiary Ash-Flow Tuffs in the Yerington District, Nevada: Nevada Bureau of Mines and Geology, Report 27.

Rozelle, J.W., MacArthur Copper Project, NI 43-101 Technical Report, Lyon County, Nevada, U.S.A. Tetra Tech MM Inc. January 21, 2011

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Schmidt, R., 1996, Copper Mineralogy of Four Samples: Hazen Research, Inc.: unpublished private report for Arimetco, Inc., 10p.

Tingley, J.V., Horton, R.C., and Lincoln, F.C., 1993, Outline of Nevada Mining History: Nevada Bureau of Mines and Geology, Special Publication 15, 48p.

U.S. Bureau of Land Management (BLM). 2009. Environmental Assessment, Quaterra Alaska Inc. MacArthur Exploration Project. U.S. Department of the Interior, Bureau of Land Management, Carson City District, Sierra Front Field Office. October 2009. DOI-BLM-NV-C020-2010-0001-EA.

USEPA, 2011, Supplemental Remedial Investigation Report, Arimetco Facilities Operable Unit 8, Anaconda Copper Yerington Mine, Yerington, NV

USEPA, 2008, Public Review Draft, Remedial Investigation Report, Arimetco Facilities Operable Unit 8, Anaconda Copper Yerington Mine, pages 170-172.

USEPA, 2010, Data Summary Report for the Characterization of Vat Leach Tailings (VLT) Using X-Ray Fluorescence (XRF) - Yerington Mine Site

USEPA, 2010, Historical Summary Report " Anaconda-Yerington Mine Site " Yerington, NV,

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APPENDIX A: CERTIFICATE OF QUALIFIED PERSON (“QP”) AND CONSENT OF AUTHOR

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APPENDIX A
CERTIFICATE OF QUALIFIED PERSON (“QP”) AND

CONSENT OF AUTHOR
MACARTHUR COPPER PROJECT
MAY 2012

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CERTIFICATE of QUALIFIED PERSON

Myron Rex Henderson, P.E.

I, Myron R. Henderson, P.E., do herby certify that:

1. I am currently employed as a Project Manager by M3 Engineering and Technology Corporation, located at 2051 W. Sunset Road, Suite 101, Tucson, Arizona, USA, phone number 520-293-1488.
2. I graduated with a Bachelor of Science degree in Mechanical Engineering from the University of Arizona in 1966 and a Master of Business Administration (MBA) from the University of Phoenix in 1989.
3. I am a Registered Professional Engineer in good standing in the State of California in Manufacturing (No. 4133).
4. I have worked as an engineer for a total of 46 years in the mining industry since my graduation from the University of Arizona. My work experience includes 15 years in supervisory positions in operating plants and 31 years in process engineering, project engineering and project management positions with design engineering, procurement and construction management firms.
5. I have read the definition of "Qualified Person" set out in Canadian National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of NI 43-101.
6. I am the principal author for the preparation of the technical report titled "MacArthur Copper Project, Preliminary Economic Assessment, 43-101 Technical Report, Lyon County, Nevada, USA" (the "Technical Report"), dated May 23, 2012, prepared for Quaterra Resources Inc.; and am responsible for Sections 1 through 3, Sections 17 through 19, Sections 21 and 22, and Sections 24 through 27. I visited the project site November 30, 2011 and December 1, 2011.
7. I have not had prior involvement with the property that is the subject of the Technical Report.
8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

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CERTIFICATE OF QUALIFIED PERSON

Rex Clair Bryan, Ph.D., MBA

I, Rex Clair Bryan, Ph.D., MBA, do hereby certify that:

1.	I am currently employed by Tetra Tech MM, Inc. at:

350 Indiana Street
Suite 350
Golden, Colorado 80401

2.

I graduated with a degree in Engineering (BS with honor) in 1971 and a MBA degree in 1973 from the Michigan State University, East Lansing. In addition, I graduated from the Brown University with a degree in Geology in 1977, Providence, Rhode Island and The Colorado School of Mines, Golden, Colorado, with a graduate degree in Mineral Economics (Ph.D.) in 1980.

3.	I am a Registered Member (#411340) of the Society for Mining, Metallurgy, and Exploration, Inc. (SME).

4.

I have worked as a resource estimator and geostatistician for a total of thirty-one years since my graduation from university; as an employee of a leading geostatistical consulting company (Geostat Systems, Inc. USA), with large engineering companies such as Dames and Moore, URS, and Tetra Tech as a consultant for more than 30 years.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the technical report (“Report”) titled MacArthur Copper Project, NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA dated May 23, 2012. I have visited the subject property on September 9-10, 2011

7.

I have either supervised the data collection, preparation, and analysis and/or personally completed an independent review and analysis of the data and written information contained in this Report. I am responsible for Sections 4-12 and 14 of this report.

8.	I have had no prior involvement with Quaterra Resources Inc. and/or the MacArthur Project and Property that is the subject of this Report .

9.	I am not aware of any material fact or material change with respect to the subject matter of the REPORT that is not reflected in the REPORT, the omission to disclose which makes the REPORT misleading.

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10.

I do not hold, nor do I expect to receive, any securities or any other interest in any corporate entity, private or public, with interests in the properties that are the subject of this report or in the properties themselves, nor do I have any business relationship with any such entity apart from a professional consulting relationship with the issuer, nor to the best of my knowledge do I have any interest in any securities of any corporate entity with property within a two (2) kilometer distance of any of the subject properties.

11.	I have read National Instrument 43-101 and Form 43-101F, and the REPORT has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Preliminary Economic Assessment NI 43-101 Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Preliminary Economic Assessment NI 43-101 Technical Report.

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CONSENT OF QUALIFIED PERSON

I, Rex Clair Bryan, Ph.D., MBA, consent to public filing of the technical report entitled “MacArthur Copper Project, NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA” (Technical Report) dated May 23, 2012 by Quaterra Resources, Inc.

I also consent to any extracts from or a summary of the Technical Report in the News Release dated May 23, 2012 by Quaterra Resources, Inc.

I certify that I have read the News Release dated May 23, 2012 filed by Quaterra Resources, Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

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CERTIFICATE OF QUALIFIED PERSON

HERBERT E. WELHENER

I, Herbert E. Welhener of Tucson, Arizona, do hereby certify that as the author of the Technical Report entitled "MacArthur Copper Project, NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" (Technical Report) dated May 23, 2012; I hereby make the following statements:

1. I am currently employed by and carried out this assignment for Independent Mining Consultants, Inc. (IMC) located at 3560 E. Gas Road, Tucson, Arizona, USA, phone number (520) 294-9861.
2. This certificate applies to the Technical Report entitled "MacArthur Copper Project, NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" (Technical Report) dated May 23, 2012 (the "Technical Report").
3. I graduated with the follow degree from the University of Arizona: Bachelors of Science – Geology, 1973.
4. I am a Qualified Professional Member (Mining and Ore Reserves) of the Mining and Metallurgical Society of America (#01307QP), a professional association as defined by NI 43-101. As well, I am a Registered Member of the Society of Mining, Metallurgy, and Exploration, Inc. (# 3434330RM).
5. I have worked as a mining engineer or geologist for 39 years since my graduation from the University of Arizona.
6. I am familiar with NI 43-101 and by reason of my education, experience and affiliation with a professional association (as defined in NI 43-101) and I am a Qualified Person (as defined in NI 43-101). I am a founding partner, Vice President and Principal Mining Engineer, of Independent Mining Consultants, Inc. since 1983.
7. I am responsible for Section 16 of the technical report entitled "MacArthur Copper Project, NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" (Technical Report) dated May 23, 2012. I last visited the property on December 1, 2011.
8. I have had prior involvement with the property that is the subject of this Technical Report. The nature of my involvement is as a consultant to Quaterra Resources, Inc. in the preparation of previous internal studies on the MacArthur project.
9. I am independent of Quaterra Resources, Inc. as defined by Section 1.5 of NI 43-101.
10. That, as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.
11. I have read NI 43-101 and I certify that the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites assessable by the public.

Signed and dated 25th day of June, 2012 at Tucson, Arizona

Herbert E. Welhener, MMSA-QPM

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CERTIFICATE OF QUALIFIED PERSON

Richard William Jolk, P.E., Ph.D.

I, Richard William Jolk, P.E., PhD, of Golden, Colorado, do hereby certify that:

1. I am a Principal Mining Engineer, Metallurgical Engineer, and Certified Minerals Appraiser with Tetra Tech MM, Inc., having a business address at:

   350 Indiana Street
   Suite 350,
   Golden, Colorado 80401

2. I am a graduate of the Colorado School of Mines, (Bachelor of Science degree in Metallurgical Engineering, 1978 – Master of Science degree in Mine Engineering, 1986 – Master of Science degree in Environmental Engineering, 1993 – Doctorate in Mine Engineering specializing in Mine / Process Engineering Optimization, 2007).
3. I am a registered Professional Engineer in good standing in the State of Colorado, license number 24448. My relevant background includes over 10 years of experience working for mining companies in mine and mineral processing operations; over 12 years working with engineering firms in mineral project valuation, design, engineering, construction, commissioning and closure; and 11 years working as an independent minerals industry consultant.
4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101"). I certify that by reason of my education, my accreditation and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for purposes of NI 43-101.
5. This certificate applies to the technical report entitled "MacArthur Copper Project, Form 43-101F1 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA"; the information provided therein being accurate as of May 23rd, 2012.
6. I did personally inspect the MacArthur Copper Project site located in the Yerington Mining District on February 20th, 2012, March 19th, 2012, and April 17th, 2012.
7. I am responsible for Section 13.0, Mineral Processing and Metallurgical Testing of the Technical Report. I contributed to Sections 1: Summary, 25: Interpretations and Conclusions, and 26: Recommendations. I am not responsible for other sections of the report.
8. I am independent of Quaterra Resources, Inc. as defined by Section 1.5 of the Instrument.

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CERTIFICATE OF QUALIFIED PERSON

Mark Willow, C.E.M. #1832

I, Mark Willow, C.E.M., do hereby certify that:

1. I am Practice Leader of:

   SRK Consulting (U.S.), Inc.
   5250 Neil Road, Suite 300
   Reno, Nevada 89502-6568

2. I graduated with Bachelor's degree in Fisheries and Wildlife Management from the University of Missouri in 1987 and a Master's degree in Environmental Science and Engineering from the Colorado School of Mines in 1995. I have worked as Biologist/Environmental Scientist for a total of 18 years since my graduation from university. My relevant experience includes environmental due diligence/competent persons evaluations of developmental phase and operational phase mines through the world, including small gold mining projects in Panama, Senegal, Peru and Colombia; open pit and underground coal mines in Russia; several large copper mines and processing facilities in Mexico; and a mine/coking operation in China. My Project Manager experience includes several site characterization and mine closure projects. I work closely with the U.S. Forest Service and U.S. Bureau of Land Management on several permitting and mine closure projects to develop uniquely successful and cost effective closure alternatives for the abandoned mining operations. Finally, I draw upon this diverse background for knowledge and experience as a human health and ecological risk assessor with respect to potential environmental impacts associated with operating and closing mining properties, and have experienced in the development of Preliminary Remediation Goals and hazard/risk calculations for site remedial action plans under CERCLA activities according to current U.S. EPA risk assessment guidance.

3. I am a Certified Environmental Manager (C.E.M.) in the State of Nevada (#1832) in accordance with Nevada Administrative Code (NAC) 459.970 through 459.9729. Before any person consults for a fee in matters concerning: the management of hazardous waste; the investigation of a release or potential release of a hazardous substance; the sampling of any media to determine the release of a hazardous substance; the response to a release or cleanup of a hazardous substance; or the remediation soil or water contaminated with a hazardous substance, they must be certified by the Nevada Division of Environmental Protection, Bureau of Corrective Action;

5. I am responsible for the preparation of Section 20 of the technical report titled "MacArthur Copper Project, Preliminary Economic Assessment, 43-101 Technical

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APPENDIX B: PROPERTY LISTING

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APPENDIX B
PROPERTY LISTING
MACARTHUR COPPER PROJECT
MAY 2012

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MacArthur Project Claims Listing
BLM Number	Claim Name	Lyon Co. Reference	Sec-Twp-Rng	Location Date
NMC932507	QT 1	388083	S14,15,22,23-T14N-R24E	5/24/2006
NMC932508	QT 2	388084	S22,23-T14N-R24E	5/24/2006
NMC932509	QT 3	388085	S14,23-T14N-R24E	5/24/2006
NMC932510	QT 4	388086	S23-T14N-R24E	5/24/2006
NMC932511	QT 5	388087	S14,23-T14N-R24E	5/24/2006
NMC932512	QT 6	388088	S23-T14N-R24E	5/24/2006
NMC932513	QT 7	388089	S14,23-T14N-R24E	5/24/2006
NMC932514	QT 8	388090	S23-T14N-R24E	5/24/2006
NMC932515	QT 9	388091	S14,23-T14N-R24E	5/24/2006
NMC932516	QT 10	388092	S23-T14N-R24E	5/24/2006
NMC932517	QT 11	388093	S14,23-T14N-R24E	5/24/2006
NMC932518	QT 12	388094	S24-T14N-R24E	5/24/2006
NMC932519	QT 13	388095	S14,23-T14N-R24E	5/24/2006
NMC932520	QT 14	388096	S23-T14N-R24E	5/24/2006
NMC932521	QT 15	388097	S14,23-T14N-R24E	5/24/2006
NMC932522	QT 16	388098	S23-T14N-R24E	5/24/2006
NMC932523	QT 17	388099	S14,23-T14N-R24E	5/24/2006
NMC932524	QT 18	388100	S23-T14N-R24E	5/24/2006
NMC932525	QT 19	388101	S13,14,23,24-T14N-R24E	5/24/2006
NMC932526	QT 20	388102	S23,24-T14N-R24E	5/24/2006
NMC932527	QT 21	388103	S13,24-T14N-R24E	5/23/2006
NMC932528	QT 22	388104	S24-T14N-R24E	5/23/2006
NMC932529	QT 23	388105	S13,24-T14N-R24E	5/23/2006
NMC932530	QT 24	388106	S24-T14N-R24E	5/23/2006
NMC932531	QT 25	388107	S13,24-T14N-R24E	5/23/2006
NMC932532	QT 26	388108	S24-T14N-R24E	5/23/2006
NMC932533	QT 27	388109	S13,24-T14N-R24E	5/23/2006
NMC932534	QT 28	388110	S24-T14N-R24E	5/23/2006
NMC932535	QT 29	388111	S13,24-T14N-R24E	5/23/2006
NMC932536	QT 30	388112	S24-T14N-R24E	5/23/2006
NMC932537	QT 31	388113	S13,24-T14N-R24E	5/23/2006
NMC932538	QT 32	388114	S24-T14N-R24E	5/23/2006
NMC932539	QT 33	388115	S13,24-T14N-R24E	5/23/2006
NMC932540	QT 34	388116	S24-T14N-R24E	5/23/2006
NMC932541	QT 35	388117	S13,24-T14N-R24E	5/23/2006
NMC932542	QT 36	388118	S24-T14N-R24E	5/23/2006

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NMC932543	QT 37	388119	S13,24-T14N-R24E S18,19- T14N-R25E	5/23/2006
NMC932544	QT 38	388120	S24-T14N-R24E S19-T14N- R25E	5/23/2006
NMC932545	QT 39	388121	S18,19-T14N-R25E	5/23/2006
NMC932546	QT 40	388122	S19-T14N-R25E	5/23/2006
NMC932547	QT 41	388123	S18,19-T14N-R25E	5/23/2006
NMC932548	QT 42	388124	S19-T14N-R25E	5/23/2006
NMC932549	QT 43	388125	S18,19-T14N-R25E	5/23/2006
NMC932550	QT 44	388126	S19-T14N-R25E	5/23/2006
NMC932551	QT 45	388127	S18,19-T14N-R25E	5/23/2006
NMC932552	QT 46	388128	S19-T14N-R25E	5/23/2006
NMC932553	QT 47	388129	S18,19-T14N-R25E	5/23/2006
NMC932554	QT 48	388130	S19-T14N-R25E	5/23/2006
NMC932555	QT 49	388131	S18,19-T14N-R25E	5/23/2006
NMC932556	QT 50	388132	S19-T14N-R25E	5/23/2006
NMC932557	QT 51	388133	S18,19-T14N-R25E	5/25/2006
NMC932558	QT 52	388134	S19-T14N-R25E	5/25/2006
NMC932559	QT 53	388135	S17,18,19,20-T14N-R25E	5/25/2006
NMC932560	QT 54	388136	S19,20-T14N-R25E	5/25/2006
NMC932561	QT 55	388137	S22,23-T14N-R24E	5/24/2006
NMC932562	QT 56	388138	S22,23,26,27-T14N-R24E	5/24/2006
NMC932563	QT 57	388139	S23-T14N-R24E	5/24/2006
NMC932564	QT 58	388140	S23,26-T14N-R24E	5/24/2006
NMC932565	QT 59	388141	S23-T14N-R24E	5/24/2006
NMC932566	QT 60	388142	S23,26-T14N-R24E	5/24/2006
NMC932567	QT 61	388143	S23-T14N-R24E	5/24/2006
NMC932568	QT 62	388144	S23,26-T14N-R24E	5/24/2006
NMC932569	QT 63	388145	S23-T14N-R24E	5/24/2006
NMC932570	QT 64	388146	S23,26-T14N-R24E	5/24/2006
NMC932571	QT 65	388147	S23-T14N-R24E	5/24/2006
NMC932572	QT 66	388148	S23,26-T14N-R24E	5/24/2006
NMC932573	QT 67	388149	S23-T14N-R24E	5/24/2006
NMC932574	QT 68	388150	S23,26-T14N-R24E	5/24/2006
NMC932575	QT 69	388151	S23-T14N-R24E	5/26/2006
NMC932576	QT 70	388152	S23,26-T14N-R24E	7/27/2006
NMC932577	QT 71	388153	S23-T14N-R24E	5/26/2006
NMC932578	QT 72	388154	S23,26-T14N-R24E	7/27/2006
NMC932579	QT 73	388155	S23,24-T14N-R24E	5/26/2006
NMC932580	QT 74	388156	S23,24,25,26-T14N-R24E	7/27/2006
NMC932581	QT 75	388157	S24-T14N-R24E	5/26/2006

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NMC932582	QT 76	388158	S24,25-T14N-R24E	7/27/2006
NMC932583	QT 77	388159	S24-T14N-R24E	5/26/2006
NMC932585	QT 79	388161	S24-T14N-R24E	5/23/2006
NMC932587	QT 81	388163	S24-T14N-R24E	5/23/2006
NMC932589	QT 83	388165	S24-T14N-R24E	5/23/2006
NMC932591	QT 85	388167	S24-T14N-R24E	5/23/2006
NMC932593	QT 87	388169	S24-T14N-R24E	5/23/2006
NMC932595	QT 89	388171	S24-T14N-R24E	5/23/2006
NMC932597	QT 91	388173	S24-T14N-R24E S19-T14N- R25E	5/23/2006
NMC932599	QT 93	388175	S19-T14N-R25E	5/23/2006
NMC932601	QT 95	388177	S19-T14N-R25E	5/23/2006
NMC932603	QT 97	388179	S19-T14N-R25E	5/23/2006
NMC932605	QT 99	388181	S19-T14N-R25E	5/23/2006
NMC932607	QT 101	388183	S19-T14N-R25E	5/23/2006
NMC932609	QT 103	388185	S19-T14N-R25E	5/25/2006
NMC932610	QT 104	388186	S19,30-T14N-R25E	5/25/2006
NMC932611	QT 105	388187	S19-T14N-R25E	5/25/2006
NMC932612	QT 106	388188	S19,30-T14N-R25E	5/25/2006
NMC932613	QT 107	388189	S19,20-T14N-R25E	5/25/2006
NMC932614	QT 108	388190	S19,20,29,30-T14N-R25E	5/25/2006
NMC932615	QT 109	388191	S20,29-T14N-R25E	5/25/2006
NMC932616	QT 110	388192	S20,29-T14N-R25E	5/25/2006
NMC932617	QT 111	388193	S26,27-T14N-R24E	5/26/2006
NMC932618	QT 112	388194	S26,27-T14N-R24E	5/26/2006
NMC932619	QT 113	388195	S26-T14N-R24E	5/26/2006
NMC932620	QT 114	388196	S26-T14N-R24E	5/26/2006
NMC932621	QT 115	388197	S26-T14N-R24E	5/26/2006
NMC932622	QT 116	388198	S26-T14N-R24E	5/26/2006
NMC932623	QT 117	388199	S26-T14N-R24E	5/26/2006
NMC932639	QT 133	388215	S30-T14N-R25E	5/25/2006
NMC932641	QT 135	388217	S29,30-T14N-R25E	5/25/2006
NMC932642	QT 136	388218	S29,30-T14N-R25E	5/25/2006
NMC932643	QT 137	388219	S29-T14N-R25E	5/25/2006
NMC932644	QT 138	388220	S29-T14N-R25E	5/25/2006
NMC932645	QT 139	388221	S29-T14N-R25E	5/25/2006
NMC932646	QT 140	388222	S29-T14N-R25E	5/25/2006
NMC932647	QT 141	388223	S26,27-T14N-R24E	5/26/2006
NMC932648	QT 142	388224	S26,27-T14N-R24E	5/26/2006
NMC932649	QT 143	388225	S26-T14N-R24E	5/26/2006

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NMC932650	QT 144	388226	S26,35-T14N-R24E	5/26/2006
NMC932651	QT 145	388227	S26-T14N-R24E	5/26/2006
NMC932652	QT 146	388228	S26,35-T14N-R24E	5/26/2006
NMC932658	QT 152	388234	S25,36-T14N-R24E	5/25/2006
NMC932660	QT 154	388236	S25,36-T14N-R24E	5/25/2006
NMC932662	QT 156	388238	S25,36-T14N-R24E	5/25/2006
NMC932664	QT 158	388240	S25,36-T14N-R24E	5/25/2006
NMC932666	QT 160	388242	S25,36-T14N-R24E S30,31- T14N-R25E	5/25/2006
NMC932667	QT 161	388243	S30-T14N-R25E	5/25/2006
NMC932668	QT 162	388244	S30,31-T14N-R25E	5/25/2006
NMC932669	QT 163	388245	S30-T14N-R25E	5/25/2006
NMC932670	QT 164	388246	S30,31-T14N-R25E	5/25/2006
NMC932671	QT 165	388247	S30-T14N-R25E	5/25/2006
NMC932672	QT 166	388248	S30,31-T14N-R25E	5/25/2006
NMC932673	QT 167	388249	S30-T14N-R25E	5/25/2006
NMC932674	QT 168	388250	S30,31-T14N-R25E	5/25/2006
NMC932676	QT 170	388252	S30,31-T14N-R25E	5/25/2006
NMC932677	QT 171	388253	S30-T14N-R25E	5/25/2006
NMC932678	QT 173	388254	S29,30-T14N-R25E	5/25/2006
NMC932679	QT 174	388255	S29,30-T14N-R25E	5/25/2006
NMC932680	QT 175	388256	S29-T14N-R25E	5/25/2006
NMC932681	QT 176	388257	S29-T14N-R25E	5/25/2006
NMC932682	QT 177	388258	S34,35-T14N-R24E	5/25/2006
NMC932683	QT 178	388259	S35-T14N-R24E	5/25/2006
NMC932684	QT 179	388260	S35-T14N-R24E	5/25/2006
NMC932685	QT 180	388261	S35-T14N-R24E	5/25/2006
NMC932686	QT 181	388262	S35-T14N-R24E	5/25/2006
NMC932687	QT 182	388263	S35-T14N-R24E	5/25/2006
NMC932688	QT 183	388264	S35-T14N-R24E	5/25/2006
NMC932689	QT 184	388265	S35-T14N-R24E	5/25/2006
NMC932690	QT 185	388266	S35-T14N-R24E	5/25/2006
NMC932691	QT 186	388267	S35-T14N-R24E	5/25/2006
NMC932692	QT 187	388268	S35-T14N-R24E	5/25/2006
NMC932693	QT 188	388269	S35-T14N-R24E	5/25/2006
NMC932694	QT 189	388270	S35-T14N-R24E	5/25/2006
NMC932695	QT 190	388271	S35-T14N-R24E	5/25/2006
NMC932696	QT 191	388272	S35-T14N-R24E	5/25/2006
NMC932697	QT 192	388273	S35-T14N-R24E	5/25/2006
NMC932698	QT 193	388274	S35-T14N-R24E	5/25/2006

M3-PN110127 23 May 2012 Revision 0	245

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

NMC932699	QT 194	388275	S35-T14N-R24E	5/25/2006
NMC932700	QT 195	388276	S35-T14N-R24E	5/25/2006
NMC932701	QT 196	388277	S35,36-T14N-R24E	5/25/2006
NMC932702	QT 197	388278	S36-T14N-R24E	5/25/2006
NMC932703	QT 198	388279	S36-T14N-R24E	5/25/2006
NMC932704	QT 199	388280	S36-T14N-R24E	5/25/2006
NMC932705	QT 200	388281	S36-T14N-R24E	5/25/2006
NMC932706	QT 201	388282	S36-T14N-R24E	5/25/2006
NMC932707	QT 202	388283	S36-T14N-R24E	5/25/2006
NMC932708	QT 203	388284	S36-T14N-R24E	5/25/2006
NMC932709	QT 204	388285	S36-T14N-R24E	5/25/2006
NMC932710	QT 205	388286	S36-T14N-R24E	5/25/2006
NMC932711	QT 206	388287	S36-T14N-R24E	5/25/2006
NMC932712	QT 207	388288	S36-T14N-R24E	5/25/2006
NMC932713	QT 208	388289	S36-T14N-R24E	5/25/2006
NMC932714	QT 209	388290	S36-T14N-R24E	5/25/2006
NMC932715	QT 210	388291	S36-T14N-R24E	5/25/2006
NMC932716	QT 211	388292	S36-T14N-R24E S31-T14N- R25E	5/25/2006
NMC932717	QT 212	388293	S36-T14N-R24E S31-T14N- R25E	5/25/2006
NMC932718	QT 213	388294	S31-T14N-R25E	5/25/2006
NMC932719	QT 214	388295	S31-T14N-R25E	5/25/2006
NMC932720	QT 215	388296	S31-T14N-R25E	5/25/2006
NMC932721	QT 216	388297	S31-T14N-R25E	5/25/2006
NMC932722	QT 217	388298	S31-T14N-R25E	5/25/2006
NMC932723	QT 218	388299	S31-T14N-R25E	5/25/2006
NMC932724	QT 219	388300	S31-T14N-R25E	5/25/2006
NMC932725	QT 220	388301	S31-T14N-R25E	5/25/2006
NMC932726	QT 221	388302	S31-T14N-R25E	5/25/2006
NMC932727	QT 222	388303	S31-T14N-R25E	5/25/2006
NMC932728	QT 223	388304	S31-T14N-R25E	5/25/2006
NMC932729	QT 224	388305	S31-T14N-R25E	5/25/2006
NMC983708	QT 251	423181	S27-T14N-R24E S34-T14N- R24E	1/30/2008
NMC983709	QT 252	423182	S27-T14N-R24E S34-T14N- R24E	1/30/2008
NMC983710	QT 253	423183	S34-T14N-R24E	1/30/2008
NMC983711	QT 254	423184	S34-T14N-R24E	1/30/2008
NMC983712	QT 255	423185	S34-T14N-R24E	1/30/2008
NMC983713	QT 256	423186	S34-T14N-R24E	1/30/2008

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MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

NMC983714	QT 257	423187	S3-T13N-R24E S34-T14N- R24E	1/30/2008
NMC983715	QT 258	423188	S3-T13N-R24E	1/30/2008
NMC983716	QT 259	423189	S3-T13N-R24E S34-T14N- R24E	1/30/2008
NMC983717	QT 260	423190	S3-T13N-R24E	1/30/2008
NMC983718	QT 261	423191	S2,3-T13N-R24E S34,35- T14N-R24E	1/30/2008
NMC983719	QT 262	423192	S2,3-T13N-R24E	1/30/2008
NMC983720	QT 263	423193	S2-T13N-R24E S35-T14N- R24E	1/30/2008
NMC983721	QT 264	423194	S2-T13N-R24E	1/30/2008
NMC983722	QT 265	423195	S2-T13N-R24E S35-T14N- R24E	1/30/2008
NMC983723	QT 266	423196	S2-T13N-R24E	1/30/2008
NMC983724	QT 267	423197	S2-T13N-R24E S35-T14N- R24E	1/30/2008
NMC983725	QT 268	423198	S2-T13N-R24E	1/30/2008
NMC983726	QT 269	423199	S2-T13N-R24E S35-T14N- R24E	1/30/2008
NMC983727	QT 270	423200	S2-T13N-R24E	1/30/2008
NMC983728	QT 271	423201	S2-T13N-R24E S35-T14N- R24E	1/30/2008
NMC983729	QT 272	423202	S2-T13N-R24E	1/30/2008
NMC983730	QT 273	423203	S2-T13N-R24E S35-T14N- R24E	1/30/2008
NMC983731	QT 274	423204	S2-T13N-R24E	1/30/2008
NMC983732	QT 275	423205	S2-T13N-R24E S35-T14N- R24E	1/30/2008
NMC983733	QT 276	423206	S2-T13N-R24E	1/30/2008
NMC 963173	MP 1	412825	S26-T14N-R24E	8/9/2007
NMC 963174	MP 2	412826	S26,35-T14N-R24E	8/9/2007
NMC 963175	MP 3	412827	S26-T14N-R24E	8/9/2007
NMC 963176	MP 4	412828	S26,35-T14N-R24E	8/9/2007
NMC 963177	MP 5	412829	S26-T14N-R24E	8/9/2007
NMC 963178	MP 6	412830	S26,35-T14N-R24E	8/9/2007
NMC 963179	MP 7	412831	S26-T14N-R24E	8/9/2007
NMC 963180	MP 8	412832	S26,35-T14N-R24E	8/9/2007
NMC 963181	MP 9	412833	S26-T14N-R24E	8/9/2007
NMC 963182	MP 10	412834	S26,35-T14N-R24E	8/9/2007
NMC 963183	MP 11	412835	S26-T14N-R24E	8/9/2007
NMC 963184	MP 12	412836	S26,35-T14N-R24E	8/9/2007

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MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

NMC 963185	MP 13	412837	S25,26-T14N-R24E	8/9/2007
NMC 963186	MP 14	412838	S25,26,35,36-T14N-R24E	8/9/2007
NMC 963187	MP 15	412839	S25-T14N-R24E	8/9/2007
NMC 963188	MP 16	412840	S25,36-T14N-R24E	8/9/2007
NMC 963189	MP 17	412841	S25-T14N-R24E	8/9/2007
NMC 963190	MP 18	412842	S25,36-T14N-R24E	8/9/2007
NMC 963191	MP 19	412843	S25-T14N-R24E	8/9/2007
NMC 963192	MP 20	412844	S25,36-T14N-R24E	8/9/2007
NMC 963193	MP 21	412845	S25-T14N-R24E	8/9/2007
NMC 963194	MP 22	412846	S25,36-T14N-R24E	8/9/2007
NMC 963195	MP 23	412847	S25-T14N-R24E	8/9/2007
NMC 963196	MP 24	412848	S25-T14N-R24E	8/9/2007
NMC 963197	MP 25	412849	S25-T14N-R24E	8/9/2007
NMC 963198	MP 26	412850	S25-T14N-R24E	8/9/2007
NMC 963199	MP 27	412851	S25-T14N-R24E S30-T14N- R25E	8/9/2007
NMC 963200	MP 28	412852	S30-T14N-R25E	8/9/2007
NMC 963201	MP 29	412853	S30-T14N-R25E	8/9/2007
NMC 963202	MP 30	412854	S26-T14N-R24E	8/9/2007
NMC 963203	MP 31	412855	S26-T14N-R24E	8/9/2007
NMC 963204	MP 32	412856	S26-T14N-R24E	8/9/2007
NMC 963205	MP 33	412857	S26-T14N-R24E	8/9/2007
NMC 963206	MP 34	412858	S26-T14N-R24E	8/9/2007
NMC 963207	MP 35	412859	S26-T14N-R24E	8/9/2007
NMC 963208	MP 36	412860	S26-T14N-R24E	8/9/2007
NMC 963209	MP 37	412861	S26-T14N-R24E	8/9/2007
NMC 963210	MP 38	412862	S26-T14N-R24E	8/9/2007
NMC 963211	MP 39	412863	S26-T14N-R24E	8/9/2007
NMC 963212	MP 40	412864	S26-T14N-R24E	8/9/2007
NMC 963213	MP 41	412865	S25,26-T14N-R24E	8/9/2007
NMC 963214	MP 42	412866	S25,26-T14N-R24E	8/9/2007
NMC 963215	MP 43	412867	S25-T14N-R24E	8/9/2007
NMC 963216	MP 44	412868	S25-T14N-R24E	8/9/2007
NMC 963217	MP 45	412869	S25-T14N-R24E	8/9/2007
NMC 963218	MP 46	412870	S25-T14N-R24E	8/9/2007
NMC 963219	MP 47	412871	S25-T14N-R24E	8/9/2007
NMC 963220	MP 48	412872	S25-T14N-R24E	8/9/2007
NMC 963221	MP 49	412873	S25-T14N-R24E	8/9/2007
NMC 963222	MP 50	412874	S25-T14N-R24E	8/9/2007
NMC 963223	MP 51	412875	S25-T14N-R24E	8/9/2007

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MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

NMC 963224	MP 52	412876	S25-T14N-R24E	8/9/2007
NMC 963225	MP 53	412877	S25-T14N-R24E	8/9/2007
NMC 963226	MP 54	412878	S25-T14N-R24E	8/9/2007
NMC 963227	MP 55	412879	S25-T14N-R24E	8/9/2007
NMC 963228	MP 56	412880	S25-T14N-R24E	8/9/2007
NMC 963229	MP 57	412881	S25-T14N-R24E	8/9/2007
NMC 963230	MP 58	412882	S25-T14N-R24E	8/9/2007
NMC 963231	MP 59	412883	S25-T14N-R24E S30-T14N- R25E	8/9/2007
NMC 963232	MP 60	412884	S25-T14N-R24E S30-T14N- R25E	8/9/2007
NMC 963233	MP 61	412885	S30-T14N-R25E	8/9/2007
NMC 963234	MP 62	412886	S30-T14N-R25E	8/9/2007
NMC 963235	MP 63	412887	S30-T14N-R25E	8/9/2007
NMC 963236	MP 64	412888	S30-T14N-R25E	8/9/2007
NMC 963237	MP 65	412889	S30-T14N-R25E	8/9/2007
NMC 963238	MP 66	412890	S30-T14N-R25E	8/9/2007
NMC 963239	MP 67	412891	S30-T14N-R25E	8/9/2007
NMC 963240	MP 68	412892	S30-T14N-R25E	8/9/2007
NMC 963241	MP 69	412893	S30-T14N-R25E	8/9/2007
NMC 963242	MP 70	412894	S30-T14N-R25E	8/9/2007
NMC 963243	MP 71	412895	S30-T14N-R25E	8/9/2007
NMC 963244	MP 72	412896	S30-T14N-R25E	8/9/2007
NMC 963245	MP 73	412897	S24,25-T14N-R24E	8/9/2007
NMC 963246	MP 74	412898	S24,25-T14N-R24E	8/9/2007
NMC 963247	MP 75	412899	S24,25-T14N-R24E	8/9/2007
NMC 963248	MP 76	412900	S24,25-T14N-R24E	8/9/2007
NMC 963249	MP 77	412901	S24,25-T14N-R24E	8/9/2007
NMC 963250	MP 78	412902	S24,25-T14N-R24E	8/9/2007
NMC 963251	MP 79	412903	S24,25-T14N-R24E	8/9/2007
NMC 963252	MP 80	412904	S24,25-T14N-R24E S19,30- T14N-R25E	8/9/2007
NMC 963253	MP 81	412905	S19,30-T14N-R25E	8/9/2007
NMC 963254	MP 82	412906	S19,30-T14N-R25E	8/9/2007
NMC 963255	MP 83	412907	S19,30-T14N-R25E	8/9/2007
NMC 963256	MP 84	412908	S19,30-T14N-R25E	8/9/2007
NMC 963257	MP 85	412909	S19,30-T14N-R25E	8/9/2007
NMC1004075	AT 1	438843	S9,10,15,16-T14N-R24E	12/19/2008
NMC1004076	AT 2	438844	S15,16-T14N-R24E	12/19/2008
NMC1004077	AT 3	438845	S10,15-T14N-R24E	12/19/2008
NMC1004078	AT 4	438846	S15-T14N-R24E	12/19/2008

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MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

NMC1004079	AT 5	438847	S10,15-T14N-R24E	12/19/2008
NMC1004080	AT 6	438848	S15-T14N-R24E	12/19/2008
NMC1004081	AT 7	438849	S10,15-T14N-R24E	12/19/2008
NMC1004082	AT 8	438850	S15-T14N-R24E	12/19/2008
NMC1004083	AT 9	438851	S10,15-T14N-R24E	12/19/2008
NMC1004084	AT 10	438852	S15-T14N-R24E	12/19/2008
NMC1004085	AT 11	438853	S10,15-T14N-R24E	12/19/2008
NMC1004086	AT 12	438854	S15-T14N-R24E	12/19/2008
NMC1004087	AT 13	438855	S10,15-T14N-R24E	12/19/2008
NMC1004088	AT 14	438856	S15-T14N-R24E	12/19/2008
NMC1004089	AT 15	438857	S10,15-T14N-R24E	12/19/2008
NMC1004090	AT 16	438858	S15-T14N-R24E	12/19/2008
NMC1004091	AT 17	438859	S10,14,15-T14N-R24E	12/18/2008
NMC1004092	AT 18	438860	S14,15-T14N-R24E	12/18/2008
NMC1004093	AT 19	438861	S10,11,14-T14N-R24E	12/18/2008
NMC1004094	AT 20	438862	S14-T14N-R24E	12/18/2008
NMC1004095	AT 21	438863	S11,14-T14N-R24E	12/18/2008
NMC1004096	AT 22	438864	S14-T14N-R24E	12/18/2008
NMC1004097	AT 23	438865	S11,14-T14N-R24E	12/18/2008
NMC1004098	AT 24	438866	S14-T14N-R24E	12/18/2008
NMC1004099	AT 25	438867	S11,14-T14N-R24E	12/19/2008
NMC1004100	AT 26	438868	S14-T14N-R24E	12/19/2008
NMC1004101	AT 27	438869	S11,14-T14N-R24E	12/19/2008
NMC1004102	AT 28	438870	S14-T14N-R24E	12/19/2008
NMC1004103	AT 29	438871	S11,14-T14N-R24E	12/19/2008
NMC1004104	AT 30	438872	S14-T14N-R24E	12/19/2008
NMC1004105	AT 31	438873	S11,14-T14N-R24E	12/19/2008
NMC1004106	AT 32	438874	S14-T14N-R24E	12/19/2008
NMC1004107	AT 33	438875	S11,14-T14N-R24E	12/19/2008
NMC1004108	AT 34	438876	S14-T14N-R24E	12/19/2008
NMC1004109	AT 35	438877	S40131-T14N-R24E	12/19/2008
NMC1004110	AT 36	438878	S13,14-T14N-R24E	12/19/2008
NMC1004111	AT 37	438879	S12,13-T14N-R24E	12/19/2008
NMC1004112	AT 38	438880	S13-T14N-R24E	12/19/2008
NMC1004113	AT 39	438881	S12,13-T14N-R24E	12/19/2008
NMC1004114	AT 40	438882	S13-T14N-R24E	12/19/2008
NMC1004115	AT 41	438883	S12,13-T14N-R24E	12/19/2008
NMC1004116	AT 42	438884	S13-T14N-R24E	12/19/2008
NMC1004117	AT 43	438885	S12,13-T14N-R24E	12/19/2008
NMC1004118	AT 44	438886	S13-T14N-R24E	12/19/2008

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MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

NMC1004119	AT 45	438887	S15,16-T14N-R24E	12/18/2008
NMC1004120	AT 46	438888	S15,16,22-T14N-R24E	12/18/2008
NMC1004121	AT 47	438889	S15-T14N-R24E	12/18/2008
NMC1004122	AT 48	438890	S15,22-T14N-R24E	12/18/2008
NMC1004123	AT 49	438891	S15-T14N-R24E	12/18/2008
NMC1004124	AT 50	438892	S15,22-T14N-R24E	12/18/2008
NMC1004125	AT 51	438893	S15-T14N-R24E	12/18/2008
NMC1004126	AT 52	438894	S15,22-T14N-R24E	12/18/2008
NMC1004127	AT 53	438895	S15-T14N-R24E	12/18/2008
NMC1004128	AT 54	438896	S15,22-T14N-R24E	12/18/2008
NMC1004129	AT 55	438897	S15-T14N-R24E	12/18/2008
NMC1004130	AT 56	438898	S15,22-T14N-R24E	12/18/2008
NMC1004131	AT 57	438899	S15-T14N-R24E	12/18/2008
NMC1004132	AT 58	438900	S15-T14N-R24E	12/18/2008
NMC1004133	AT 59	438901	S15-T14N-R24E	12/18/2008
NMC1004134	AT 60	438902	S15-T14N-R24E	12/18/2008
NMC1004135	AT 61	438903	S14,15-T14N-R24E	12/18/2008
NMC1004136	AT 62	438904	S14,15-T14N-R24E	12/18/2008
NMC1004137	AT 63	438905	S14-T14N-R24E	12/18/2008
NMC1004138	AT 64	438906	S14-T14N-R24E	12/18/2008
NMC1004139	AT 65	438907	S14-T14N-R24E	12/18/2008
NMC1004140	AT 66	438908	S14-T14N-R24E	12/18/2008
NMC1004141	AT 67	438909	S14-T14N-R24E	12/18/2008
NMC1004142	AT 68	438910	S14-T14N-R24E	12/18/2008
NMC1004143	AT 69	438911	S14-T14N-R24E	12/18/2008
NMC1004144	AT 70	438912	S14-T14N-R24E	12/18/2008
NMC1004145	AT 71	438913	S14-T14N-R24E	12/18/2008
NMC1004146	AT 72	438914	S14-T14N-R24E	12/18/2008
NMC1004147	AT 73	438915	S14-T14N-R24E	12/18/2008
NMC1004148	AT 74	438916	S14-T14N-R24E	12/18/2008
NMC1004149	AT 75	438917	S14-T14N-R24E	12/18/2008
NMC1004150	AT 76	438918	S14-T14N-R24E	12/18/2008
NMC1004151	AT 77	438919	S14-T14N-R24E	12/18/2008
NMC1004152	AT 78	438920	S14-T14N-R24E	12/18/2008
NMC1004153	AT 79	438921	S13,14-T14N-R24E	12/18/2008
NMC1004154	AT 80	438922	S13,14-T14N-R24E	12/18/2008
NMC1004155	AT 81	438923	S13-T14N-R24E	12/19/2008
NMC1004156	AT 82	438924	S13-T14N-R24E	12/19/2008
NMC1004157	AT 83	438925	S13-T14N-R24E	12/19/2008
NMC1004158	AT 84	438926	S13-T14N-R24E	12/19/2008

M3-PN110127 23 May 2012 Revision 0	251

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

NMC1004159	AT 85	438927	S13-T14N-R24E	12/19/2008
NMC1004160	AT 86	438928	S13-T14N-R24E	12/19/2008
NMC1004161	AT 87	438929	S13-T14N-R24E	12/19/2008
NMC1004162	AT 88	438930	S13-T14N-R24E	12/19/2008
NMC1004163	AT 89	438931	S13-T14N-R24E	12/19/2008
NMC1004164	AT 90	438932	S13-T14N-R24E	12/19/2008
NMC1004165	AT 91	438933	S13-T14N-R24E	12/19/2008
NMC1004166	AT 92	438934	S13-T14N-R24E	12/19/2008
NMC1004167	AT 93	438935	S13-T14N-R24E	12/19/2008
NMC1004168	AT 94	438936	S13-T14N-R24E	12/19/2008
NMC1004169	AT 95	438937	S13-T14N-R24E	12/18/2008
NMC1004170	AT 96	438938	S13-T14N-R24E	12/18/2008
NMC1004171	AT 97	438939	S13-T14N-R24E	12/18/2008
NMC1004172	AT 98	438940	S13-T14N-R24E	12/18/2008
NMC1004173	AT 99	438941	S22-T14N-R24E	12/18/2008
NMC1004174	AT 100	438942	S22-T14N-R24E	12/18/2008
NMC1004175	AT 101	438943	S22-T14N-R24E	12/18/2008
NMC1004176	AT 102	438944	S22-T14N-R24E	12/18/2008
NMC1004177	AT 103	438945	S22-T14N-R24E	12/18/2008
NMC1004178	AT 104	438946	S22-T14N-R24E	12/18/2008
NMC1004179	AT 105	438947	S22-T14N-R24E	12/18/2008
NMC1004180	AT 106	438948	S22-T14N-R24E	12/18/2008
NMC1004181	AT 107	438949	S15,22-T14N-R24E	12/18/2008
NMC1004182	AT 108	438950	S22-T14N-R24E	12/18/2008
NMC1004183	AT 109	438951	S15,22-T14N-R24E	12/18/2008
NMC1004184	AT 110	438952	S22-T14N-R24E	12/18/2008
NMC1004185	AT 111	438953	S15,22-T14N-R24E	12/18/2008
NMC1004186	AT 112	438954	S22-T14N-R24E	12/18/2008
NMC1004187	AT 113	438955	S15,22-T14N-R24E	12/18/2008
NMC1004188	AT 114	438956	S22-T14N-R24E	12/18/2008
NMC891081	TAUBERT HILLS	343020	S24-T14N-R24E	2/15/2005
NMC1054412	AT 115	483055	S9,10-T14N-R24E	9/9/2011
NMC1054413	AT 116	483056	S9,10-T14N-R24E	9/9/2011
NMC1054414	AT 117	483057	S10-T14N-R24E	7/29/2011
NMC1054415	AT 118	483058	S10-T14N-R24E	7/29/2011
NMC1054416	AT 119	483059	S10-T14N-R24E	7/29/2011
NMC1054417	AT 120	483060	S10-T14N-R24E	7/29/2011
NMC1054418	AT 121	483061	S10-T14N-R24E	7/29/2011
NMC1054419	AT 122	483062	S10-T14N-R24E	7/29/2011

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NMC1054420	AT 123	483063	S10-T14N-R24E	7/29/2011
NMC1054421	AT 124	483064	S10-T14N-R24E	7/29/2011
NMC1054422	AT 125	483065	S10-T14N-R24E	7/29/2011
NMC1054423	AT 126	483066	S10-T14N-R24E	7/29/2011
NMC1054424	AT 127	483067	S10-T14N-R24E	7/29/2011
NMC1054425	AT 128	483068	S10-T14N-R24E	7/29/2011
NMC1054426	AT 129	483069	S10-T14N-R24E	7/29/2011
NMC1054427	AT 130	483070	S10-T14N-R24E	7/29/2011
NMC1054428	AT 131	483071	S10-T14N-R24E	7/29/2011
NMC1054429	AT 132	483072	S10-T14N-R24E	7/29/2011
NMC1054430	AT 133	483073	S10,11-T14N-R24E	7/29/2011
NMC1054431	AT 134	483074	S10,11-T14N-R24E	7/29/2011
NMC1054432	AT 135	483075	S11-T14N-R24E	7/29/2011
NMC1054433	AT 136	483076	S11-T14N-R24E	7/29/2011
NMC1054434	AT 137	483077	S11-T14N-R24E	7/29/2011
NMC1054435	AT 138	483078	S11-T14N-R24E	7/29/2011
NMC1054436	AT 139	483079	S11-T14N-R24E	7/29/2011
NMC1054437	AT 140	483080	S11-T14N-R24E	7/29/2011
NMC1054438	AT 141	483081	S11-T14N-R24E	7/29/2011
NMC1054439	AT 142	483082	S11-T14N-R24E	7/29/2011
NMC1054440	AT 143	483083	S11-T14N-R24E	7/29/2011
NMC1054441	AT 144	483084	S11-T14N-R24E	7/29/2011
NMC1054442	AT 145	483085	S11-T14N-R24E	7/29/2011
NMC1054443	AT 146	483086	S11-T14N-R24E	7/29/2011
NMC1054444	AT 147	483087	S11-T14N-R24E	7/29/2011
NMC1054445	AT 148	483088	S11-T14N-R24E	7/29/2011
NMC1054446	AT 149	483089	S11,12-T14N-R24E	7/29/2011
NMC1054447	AT 150	483090	S11,12-T14N-R24E	7/29/2011
NMC1054448	AT 151	483091	S12-T14N-R24E	7/29/2011
NMC1054449	AT 152	483092	S12-T14N-R24E	7/29/2011
NMC1054450	AT 153	483093	S12-T14N-R24E	7/29/2011
NMC1054451	AT 154	483094	S12-T14N-R24E	7/29/2011
NMC1054452	AT 157	483095	S9,10-T14N-R24E	9/9/2011
NMC1054453	AT 158	483096	S10-T14N-R24E	7/29/2011
NMC1054454	AT 159	483097	S10-T14N-R24E	7/29/2011
NMC1054455	AT 160	483098	S10-T14N-R24E	7/29/2011
NMC1054456	AT 161	483099	S10-T14N-R24E	7/29/2011
NMC1054457	AT 162	483100	S10-T14N-R24E	7/29/2011
NMC1054458	AT 163	483101	S10-T14N-R24E	7/29/2011
NMC1054459	AT 164	483102	S10-T14N-R24E	7/29/2011

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NMC1054460	AT 165	483103	S10-T14N-R24E	7/29/2011
NMC1054461	AT 166	483104	S10,11-T14N-R24E	7/29/2011
NMC1054462	AT 167	483105	S2,11-T14N-R24E	7/29/2011
NMC1054463	AT 168	483106	S2,11-T14N-R24E	7/29/2011
NMC1054464	AT 169	483107	S2,11-T14N-R24E	7/29/2011
NMC1054465	AT 170	483108	S2,11-T14N-R24E	7/29/2011
NMC1054466	AT 171	483109	S2,11-T14N-R24E	7/29/2011
NMC1054467	AT 172	483110	S2,11-T14N-R24E	7/29/2011
NMC1054468	AT 173	483111	S2,11-T14N-R24E	7/29/2011
NMC1054469	AT 174	483112	S2,11,12-T14N-R24E	7/29/2011
NMC1054470	AT 175	483113	S1,2,11,12-T14N-R24E	7/29/2011
NMC1054471	AT 176	483114	S1,12-T14N-R24E	7/29/2011

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APPENDIX C: EXPLORATION HISTORY OF THE MACARTHUR OXIDE COPPER PROPERTY

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APPENDIX C
EXPLORATION HISTORY OF THE MACARTHUR
OXIDE COPPER PROPERTY
BY THE ANACONDA COMPANY, 1972

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Exploration History of the MacArthur Oxide Copper Property by The Anaconda Company, 1972

My name is David Heatwole; from 1971 to 1974 I was a Project Geologist for The Anaconda Company (Anaconda), stationed in Weed Heights, Nevada. My primary responsibility during this time period was the exploration of the MacArthur Oxide copper property. I personally:

1.	did the original geologic mapping of the property
2.	designed and supervised the execution of the trenching program
3.	mapped the trenches and supervised the sampling
4.	designed drill programs and supervised site locations
5.	supervised the drill program and logged cuttings
6.	posted geologic and assay data to maps and sections
7.	calculated first reserve estimates
8.	collected samples for metallurgical testing

The following report documents my recollections of the implementation of exploration work done by Anaconda on the MacArthur property. I have supplemented my memory by the written reports referenced on the last page.

SURVEYING

Initial geologic work was done on enlarged USGS 15 minute topographic maps. To lay out the trenching program surveyors from the Yerington Mine established primary triangulation stations on the project. The stations were placed by triangulation with a transit from established USGS survey points and previous stations located by the mine. The triangulation stations allowed work at MacArthur to use the Yerington Mine Grid, a rectangular coordinate system based at the Yerington pit.

Yerington Mine surveyors established elevation control on the property by transit using vertical angles from known elevation points.

The MacArthur trenches were laid out on a N30E direction perpendicular to the geologic grain established in early mapping. The end lines of the trenches were located by transit and stadia rod. To guide the bulldozer, stakes were placed along surface trace of the trenches using tape and compass.

Before the drilling began, the mine surveyors triangulated additional control points on the property. Drill sites were located by transit/stadia, and compass and tape from the triangulation stations.

In 2007, I was able to locate a number of Anaconda drill holes in areas that had not been disturbed by Arimetco’s mining operations.

TRENCHING

A trenching program designed to systematically assay outcropping copper oxide mineralization was accomplished in the later half of 1971. The trenches were laid out on 200 foot intervals using the survey methods outlined above. 10,500 feet of trenches were dug to a depth averaging 5 feet. About 850 of these trenches were deepened to a depth of 15’ to demonstrate the affect of surface “super-leach” on oxide copper grades.

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The trenches were mapped geologically at scales of 1”= 20;1’ = 50 and 1’=100 ; the scale depending upon geologic complexity. Survey control for the geologic mapping was tape and compass tied to triangulation and stadia points.

After geologic mapping, trenches were sampled on 10 intervals. Survey control for the sampling was the same as those previously established by the geologic mapping. Sample locations were recorded in numbered sample tag books giving each sample a unique sample number.

The samples collected are best described as “irregular rock chip”. Anaconda field personnel using geology picks, supplemented by single jack and moil, chipped horizontal samples at chest height. Considerable care was taken to assure that all fine material was collected in the samples. A brief description of sample procedure:

1.	the sample face was cleaned using a dry brush
2.	a canvas tarp was placed at the foot of the trench wall
3.	the sample was cut taking care that all material fell on the tarp
4.	the sample was transferred from the tarp to a new canvas sample bag
5.	the unique sample tag was placed in bag and the bag was sealed using attached cloth ties
6.	the samples were delivered at the end of each day to the Yerington Mine assay lab.

Assay results were usually available within 24 hours. Assay results were averaged by myself and posted by hand to a 1”= 100 plan map. At a later date the trench assays were digitized and became part of what is now known as the Metech MacArthur database.

DRILLING

In 1972 over 225 holes (33,000 feet vertical and 13,000 feet angle) were drilled on the prospect using open hole percussion and rotary methods. 82 percent of the drilling was done using a modified Gardner-Denver PR123J “Air-trac” percussion rig. Additional drilling was done in 1973.

The Air-trac rig was fitted with a sampling system designed by Anaconda’s Mining Research department for drilling friable ore minerals. The sampling system consisted of modified drill collar that allowed fine material to be routed to an industrial dust collector. Although the Air-trac drilling was done dry, nothing was discharged to the atmosphere; 100 percent of the material exiting the hole was collected.

Samples were normally collected at 5 foot intervals. The coarse and fine fractions were combined on site and split using a Jones splitter. Samples were bagged and tagged on site by the drill crew. An Anaconda field person picked up the samples daily and transferred them to the Yerington Mine assay lab. A mining engineer from Anaconda’s Mining Research department was on site to supervise the Air-trac drilling for most of the program. Sample recovery was estimated by weighing samples on site and comparing the sample weight to a calculated theoretical weight based on the volume drilled.

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Boyles Brothers Drilling company completed the remainder of the drilling (18 percent) using a standard dry rotary drill rig. Boyles also designed a special sample collector to capture fine discharge from the hole. The Boyles system was not as efficient as Anaconda’s, but was successful in collecting much of the fine material. Boyles’s samples were split, tagged and bagged on site and picked up daily by Anaconda personnel.

A small number of samples from this drilling were sent to Chemical and Mineralogical services (CMS) in Salt Lake City.

ASSAYING

The majority of samples from the MacArthur Project were assayed in the Yerington Mine assay lab. The Yerington Mine lab specialized in copper assays providing assay services to the mine and mill. The Yerington Mine used the “short iodide method” for copper assays. Anaconda’s geology department routinely checked the Yerington Mine’s assays by submitting duplicate samples to CMS.

Anaconda’s geological research laboratory in Tucson, Arizona did check assays using atomic absorption spectrophotometry on both the Yerington Mine and CMS. (See attached report by Vincent, 1972)

Respectfully submitted,

David Heatwole

Yerington District Exploration Manager

Quaterra Alaska Inc

October 2008

REFERENCES

Heatwole, David, 1972. Progress Report and Drilling Proposal MacArthur Claims, Lyon County Nevada, January 1972, Anaconda Company unpublished report.

Heatwole, David, 1972, Progress Report Yerington Oxide Project-MacArthur Area, Lyon County Nevada: December 1972, Anaconda Company unpublished report.

Vincent, Harold, 1972, Assay Checks for Drill Hole Samples from MacArthur Prospect, October, 1972, unpublished Anaconda inter-office memo.

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APPENDIX D: EXPLORATION DRILL HOLES WITH INTERCEPTS

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APPENDIX D
EXPLORATION DRILL HOLES WITH INTERCEPTS
MACARTHUR COPPER PROJECT
MAY 2012

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	QUATERRA RESOURCES INC.
	MacArthur Copper Project
	Drill Hole intercepts - through Dec 31, 2011
	Complete Intercept Table

							Total
		Angle	Total	From	To Thickness		Cu
	Drill Hole	Brg / Dip	Depth	feet	feet	feet	%

*	QMT-1	0º/-90º	300	0	145	145	0.22
	including			50	120	70	0.31
				170	210	40	0.15

	QMT-1aR	0º/-90º	300	0	165	165	0.26
	including			40	85	45	0.53
				180	200	20	0.19

	QMT-1bR	0º/-90º	300	0	135	135	0.33
	including			20	125	105	0.38
				185	210	25	0.19
				300	350	50	0.47
	including			300	335	35	0.55

*	QMT-2	210º/-55º	300	0	245	245	0.29
	including			40	170	130	0.38

	QMT-2aR	210º/-55º	170	0	55	55	0.2
				75	165	90	0.26
	including			95	165	70	0.29

*	QMT-3	0º/-90º	352.5	0	120	120	0.24
				220	275	55	0.19

	QMT-3aR	0º/-90º	400	0	120	120	0.17
				140	150	10	0.13

*	QMT-4	0º/-90º	422.3	37.7	84	46.3	0.5
				110.5	174	63.5	0.17
				186.7	228.7	42	0.22
				274	304.3	30.3	0.31

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*	QMT-5	195º/-57º	352	36.8	112	75.2	0.15
				182	206	24	0.21
				245	275	30	0.15

	QMT-5aR	210º/-55º	400	0	135	135	0.2
				230	255	25	0.1
				285	320	35	0.11
				370	400	30	0.21

*	QMT-6	0º/-90º	394.7	33	128	95	0.25
				173	188	15	0.18
				257	322	65	0.28
	including			268	322	54	0.31

*	QMT-7	0º/-90º	424	0	24	24	0.28
				48.4	70.3	21.9	0.29
				74.2	116	41.8	0.92
	including			77.3	93.2	15.9	1.77
				129.6	154	24.4	0.18
				184	224	40	0.14
				254	284	30	0.2
				334	356.5	22.5	0.3

*	QMT-8	0º/-90º	353	10	29	19	0.19
				49	84	35	0.19
				142.2	229	86.8	0.2
				258.3	316	57.7	0.15

	QMT-8aR	0º/-90º	400	0	20	20	0.51
				40	85	45	0.22
				150	170	20	0.52
				185	360	175	0.24
	including			305	355	50	0.43

*	QMT-9	0º/-90º	244	9	81	72	0.34
				116.3	173	56.7	0.16
				193	244	51	0.14

*	QMT-10	0º/-90º	480	84	109	25	0.22
				129	334	205	0.42
	including			136	214	78	0.78
	including			274	330.2	56.2	0.27
				349	372	23	0.3
				389	399	10	0.27

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	QMT-10aR	30º/-55º	350	80	180	100	0.27
	including			140	165	25	0.44
				300	350	50	0.13

	QMT-10bR	0º/-90º	350	80	145	65	0.78
	including			85	135	50	0.91
				185	350	165	0.38
	including			190	230	40	0.63
	including			295	335	40	0.55

*	QMT-11	0º/-90º	284	0	120	120	0.18
				147	180	33	0.14
				214	284	70	0.24
	including			229	284	55	0.27

	QMT-11aR	0º/-90º	300	15	135	120	0.19
	including			65	105	40	0.25
				160	220	60	0.16
				240	300	60	0.21

*	QMT-12	0º/-90º	326	0	10	10	0.16
				55	189	134	0.21
				229	317	88	0.2

	QMT-12aR	0º/-90º	110	25	40	15	0.12
				60	110	50	0.18

*	QMT-13	0º/-90º	309.2	0	164	164	0.21
				180	216	36	0.25
				228.4	241.3	12.9	0.26
				277.4	290.5	13.1	0.24

	QMT-13aR	0º/-90º	300	0	240	240	0.27
	including			30	185	155	0.3
				270	300	30	0.2

*	QMT-14	210º/-55º	360	5	123	118	0.31
	including			36.2	80.5	44.3	0.55
				203	263	60	0.26
	including			218	258	40	0.29
				303	338	35	0.29

	QMT14aR	0º/-90º	350	0	190	190	0.26

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	including			0	120	120	0.33
				215	235	20	0.13
				250	325	75	0.23
	including			250	290	40	0.33
				340	350	10	0.54

	QMT-14bR	210º/-55º	350	0	115	115	0.4
	including			30	115	85	0.48
				155	175	20	0.19
				200	260	60	0.16
				290	350	60	0.17

*	QMT-15	0º/-90º	350	12.5	118	105.5	0.36
	including			72	108	36	0.4
				183.3	288	104.7	0.19

	QMT-15aR	0º/-90º	350	15	115	100	0.21
				230	350	120	0.19
	including			280	310	30	0.31

*	QMT-16	0º/-90º	455	36.5	199	162.5	0.18
				214	254	40	0.18
				277.9	339	61.1	0.14
				359	455	96	0.24
	including			372.6	394	21.4	0.46

	QMT-16aR	0º/-90º	450	55	190	135	0.16
				230	265	35	0.16
				285	305	20	0.14
				355	450	95	0.23
	including			370	405	35	0.35

*	QMT-17	0º/-90º	350	54	67.3	13.3	0.13
				87.3	208.9	121.6	0.16
				236	246	10	0.14

	QMT-17aR	0º/-90º	350	50	140	90	0.24
	including			85	120	35	0.32
				170	180	10	0.12

	QMT-17bR	0º/-90º	350	60	80	20	0.19
				115	180	65	0.2
				240	250	10	0.13
				390	400	10	0.13

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*	QMT-18	0º/-90º	400	64	84	20	0.25
				112	189	77	0.2

	QMT-18aR	0º/-90º	350	80	90	10	0.16
				105	160	55	0.15
				190	200	10	0.15
				215	240	25	0.13
				310	325	15	0.13

	QMT-18bR	0º/-90º	350	115	175	60	0.18

*	QMT-19	0º/-90º	200	0	44	44	0.51
	including			16	44	28	0.73

*	QME-1	0º/-90º	324	174	250	76	0.37
	including			184	234	50	0.48

*	QME-2	0º/-90º	300.5	159	179	20	0.29
				258	300.5	42.5	0.27
	including			263	288	25	0.4

*	QME-3	0º/-90º	303	63	166.5	103.5	0.16
	including			72.5	93	20.5	0.28
				181.2	303	121.8	0.13

*	QME-4	0º/-90º	115	0	22.4	22.4	0.13

	QME-4aR	0º/-90º	230	0	20	20	0.13
				35	45	10	0.17
				70	115	45	0.14
				215	230	15	0.15

*	QME-5	210º/-50º	72.5	0	40	40	0.18

	QME-5aR	210º/-50º	80	0	80	80	0.23

	QME-6R	0º/-90º	200	40	50	10	0.11

	QME-8R	0º/-90º	340	0	10	10	0.13
				25	35	10	0.13
				70	100	30	0.18
				120	140	20	0.2
				195	265	70	0.17

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QME-9R	0º/-90º	200	80	105	25	0.22
			130	140	10	0.13

QME-10R	0º/-90º	400	0	20	20	0.44
			105	120	15	0.34

QME-75R	0º/-90º	350	195	235	40	0.09

QME-76R	0º/-90º	350	300	310	10	0.17

QME-77R	0º/-90º	350		No assays above cut-off

QME-78R	0º/-90º	350	275	285	10	0.15
			315	330	15	0.14

QME-79R	0º/-90º	350	210	250	40	0.31
			285	350	65	0.23

QME-80R	0º/-90º	350	85	100	15	0.57
			185	245	60	0.34
including			190	205	15	0.79

QME-81R	0º/-90º	350		No assays above cut-off

QMC-1aR	0º/-90º	340	85	190	105	0.16
including			160	190	30	0.27
			245	300	55	0.49

QMC-1bR	270º/-45º	450	90	110	20	0.12
			185	255	70	0.13
			270	450	180	0.91
including			300	395	95	1.56

QMC-4aR	0º/-90º	300	40	60	20	0.3

QMC-4bR	270º/-45º	400	40	125	85	0.28
			160	275	115	0.24
including			180	195	15	0.72
			305	400	95	0.57
including			315	375	60	0.71

QMC-21R	0º/-90º	400	165	205	40	0.26
			340	355	15	0.2

M3-PN110127 23 May 2012 Revision 0	267

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

				390	400	10	0.13

	QMC-22R	0º/-90º	400	0	40	40	0.44
				100	110	10	0.23
				345	355	10	0.35

	QMC-23R	0º/-90º	400	280	290	10	0.2
				340	365	25	1.25
	including			340	355	15	1.97

	QMC-24R	0º/-90º	400	0	15	15	0.12
				40	105	65	0.17
				120	220	100	0.22

	QMC-25R	0º/-90º	350	70	80	10	0.1
				100	155	55	0.29
	including			135	155	20	0.51
				305	330	25	0.12

	QMC-26R	0º/-90º	390	10	40	30	0.2
				65	95	30	0.29
				115	160	45	0.34
	including			140	160	20	0.63
				200	220	20	0.14
				240	265	25	0.11

	QMC-26aR	180º/-45º	400	30	45	15	0.21
				75	95	20	0.24
				120	155	35	0.22
				175	205	30	0.25
	including			185	195	10	0.48

	QMC-27R	0º/-90º	380	30	65	35	0.18
				80	170	90	0.13
				195	310	115	0.3
	including			205	225	20	0.71

*	QMCC-1	0º/-90º	404	119	149	30	0.2
				179	204	25	0.14
				224	264	40	0.54
				289	303.6	14.6	0.36

*	QMCC-2	0º/-90º	454	34	115.3	81.3	0.21
				127	222.7	95.7	0.24

M3-PN110127 23 May 2012 Revision 0	268

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

				320	339	19	0.17
				351.2	416.8	65.6	0.18

*	QMCC-3	0º/-90º	400	107	334	227	0.22
	including			286	334	48	0.41
				399.1	416.8	17.7	0.21

*	QMCC-4	0º/-90º	304	42.1	87	44.9	0.23
	including			72	87	15	0.39

*	QMCC-5	0º/-90º	318.5	154	217.6	63.6	0.17

*	QMCC-6	0º/-90º	359	88.3	98.3	10	0.15

*	QMCC-7	0º/-90º	410	5	23	18	0.15
				89	134	45	0.19
				239	275.1	36.1	0.42

*	QMCC-8	0º/-90º	356	304	314	10	0.14

*	QMCC-9	0º/-90º	350	142.4	152.5	10.1	0.12
				254	264	10	0.14

*	QMCC-10	0º/-90º	325	95.5	144	48.5	0.44
	including			119	144	25	0.74
				159	199	40	0.2

*	QMCC-11	0º/-90º	350	94	194	100	0.16
	including			145	158.7	13.7	0.25

*	QMCC-12	0º/-90º	474	149	251.8	102.8	0.19
				281.7	333	51.3	0.14
				422.4	454.5	32.1	0.16

*	QMCC-13	0º/-90º	434	0	114	114	0.24
	including			39.8	69	29.2	0.49

*	QMCC-14	0º/-90º	330	162.2	172.3	10.1	0.1
				241.5	251.7	10.2	0.15

*	QMCC-15	0º/-90º	375	182.8	286.7	103.9	0.16

*	QMCC-16	0º/-90º	325	5	78.2	73.2	0.14

M3-PN110127 23 May 2012 Revision 0	269

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

				96.9	219.3	122.4	0.26
	including			143	156.4	13.4	0.84
				295	325	30	0.13

*	QMCC-17	0º/-90º	327.5	77.2	103	25.8	0.19
				277	290.5	13.5	0.12

*	QMCC-18	0º/-90º	369.5	77	97	20	0.13
				155.2	166.8	11.6	0.23
				182	212	30	0.22

*	QMCC-19	0º/-90º	360.4	274	287	13	0.13

*	QMCC-20	0º/-90º	333	163	183	20	0.15

	QM-001	0º/-90º	400	20	65	45	0.39
	including			50	65	15	0.91
				150	160	10	0.16
				310	345	35	0.43

	QM-002	0º/-90º	400	0	15	15	0.19
				80	100	20	0.38
	including			80	90	10	0.5
				270	330	60	0.12

	QM-003	0º/-90º	400	0	15	15	0.22
				40	175	135	0.38
	including			75	140	65	0.52
				220	235	15	0.21
				260	290	30	0.24

	QM-004	0º/-90º	400	135	175	40	0.12

	QM-005	0º/-90º	450	210	220	10	0.11
				310	320	10	0.25

	QM-006	0º/-90º	400	110	155	45	0.28
	including			130	150	20	0.5

	QM-007	0º/-90º	400	160	180	20	0.16
				220	280	60	0.43
	including			220	250	30	0.75

	QM-008	0º/-90º	400	0	30	30	0.39

M3-PN110127 23 May 2012 Revision 0	270

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

including			0	20	20	0.47
			275	290	15	0.48

QM-009	0º/-90º	400	40	95	55	0.18
including			45	60	15	0.28
			190	220	30	0.16

QM-010	0º/-90º	870	25	60	35	0.17
			190	250	60	0.3
			370	385	15	0.42
			470	530	60	0.73
including			480	495	15	2.46
			575	625	50	0.4
including			575	595	20	0.79

QM-011	0º/-90º	355		No assays above cut-off

QM-012	0º/-90º	400	145	155	10	0.12
			205	220	15	0.14

QM-013	0º/-90º	290	15	50	35	0.24
including			40	50	10	0.59

QM-014	0º/-90º	350	285	330	45	0.17
including			315	325	10	0.27

QM-015	0º/-90º	400	160	230	70	0.28
including			190	210	20	0.55
			255	270	15	0.12

QM-016	0º/-90º	390	65	80	15	0.17
			125	155	30	0.14
			175	230	55	0.23

QM-017	0º/-90º	450	135	160	25	0.19
			175	230	55	0.3
including			200	225	25	0.49

QM-018	30º/-45º	510	85	95	10	0.17
			140	200	60	0.15
			275	310	35	0.18
			355	420	65	0.32

QM-019	210º/-60º	450	155	270	115	0.24

M3-PN110127 23 May 2012 Revision 0	271

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

	including			180	260	80	0.27

	QM-020	0º/-45º	530	40	180	140	0.24
				215	340	125	0.22
	including			240	300	60	0.32
				410	420	10	0.21

	QM-021	180º/-60º	450	85	110	25	0.15
				125	180	55	0.29
	including			150	165	15	0.54
				315	420	105	0.22

	QM-022	0º/-90º	440	130	150	20	0.58
	including			135	150	15	0.72
				295	305	10	0.15

	QM-023	210º/-60º	400	100	160	60	0.26
	including			135	155	20	0.45
				290	300	10	0.14

	QM-024	210º/-70º	350	50	60	10	0.13
				115	125	10	0.13
				215	265	50	0.45

	QM-025	210º/-70º	520	100	180	80	0.21
	including			160	170	10	0.41
				195	265	70	0.22
	including			240	260	20	0.41

*	QM-026	0º/-90º	2,000.00	147	158.3	11.3	0.24
				860.5	880.5	20	0.35
	including			865	875.5	10.5	0.56
				1,063.40	1,111.00	47.6	0.39

	QM-027	180º/-45º	540	0	30	30	0.1
				135	150	15	0.15
				210	240	30	0.36
				265	295	30	0.26
				310	335	25	0.17
				350	415	65	0.28
				430	540	110	0.17

	QM-028	0º/-60º	470	20	55	35	0.16
				165	205	40	0.13

M3-PN110127 23 May 2012 Revision 0	272

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

				230	250	20	0.17
				270	365	95	0.14
				390	470	80	0.19
	including			430	445	15	0.31

	QM-029	180º/-45º	500	0	70	70	0.18
				230	270	40	0.24
				285	300	15	0.3
				375	465	90	0.32

	QM-030	180º/-45º	500	245	345	100	0.46
				360	475	115	0.38
	including			360	385	25	0.62

	QM-031	0º/-60º	430	65	105	40	0.16
				225	275	50	0.2
	including			240	250	10	0.42
				290	300	10	0.3

	QM-032	0º/-60º	500	150	230	80	0.11
				305	320	15	0.21
				405	460	55	0.15

	QM-033	270º/-45º	490	130	155	25	0.2
				175	415	240	0.33
	including			280	320	40	0.51
	including			405	415	10	1.53

	QM-034	90º/-45º	450	240	450	210	0.51
	including			305	425	120	0.71

	QM-035	180º/-60º	800	15	90	75	0.16
				140	165	25	0.16
				270	290	20	0.25
				380	555	175	0.23
	including			470	485	15	0.73

*	QM-036	0º/-90º	1,917.00	128	146	18	0.18
				198	255	57	0.31
				602.7	614	11.3	0.25

	QM-037	270º/-60º	900	15	70	55	0.18
				175	195	20	0.29
				480	525	45	0.23

M3-PN110127 23 May 2012 Revision 0	273

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

	QM-038	0º/-90º	800	0	190	190	0.2
				210	255	45	0.19
				340	385	45	0.39

	QM-039	180º/-45º	800	0	100	100	0.19
	including			55	75	20	0.32
				265	275	10	0.54
				320	340	20	0.23
				365	395	30	0.17

	QM-040	270º/-60º	415	0	140	140	0.19
	including			70	100	30	0.27
				190	260	70	0.23
				315	415	100	0.18
	including			345	360	15	0.38

*	QM-041	0º/-90º	1,894.00	153	182.2	29.2	0.31
				233.5	284.5	51	0.51
	including			271	284.5	13.5	1

	QM-042	0º/-45º	400	200	255	55	0.73
	including			210	225	15	2.26
				280	325	45	0.29
				340	375	35	0.19

	QM-043	270º/-45º	620	250	265	15	0.16
				295	310	15	0.19
				345	390	45	0.31
	including			365	375	10	0.71
				490	500	10	0.67

	QM-044	0º/-60º	965	0	60	60	0.22
				155	200	45	0.88
	including			160	190	30	1.2
				225	255	30	0.41
				280	320	40	0.44
				435	460	25	0.3
				595	610	15	0.55
				820	840	20	0.3

	QM-045	150º/-45º	800	0	50	50	0.13
				175	250	75	0.14
				270	330	60	0.19

M3-PN110127 23 May 2012 Revision 0	274

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

	including			295	310	15	0.3
				360	375	15	0.24
				420	440	20	0.16
				575	600	25	0.27
	including			580	590	10	0.42
				750	780	30	0.1

*	QM-046	15º/-50º	1,502.00	228	253	25	0.23
				375	391	16	0.3
				791	805	14	0.19
				886	898.5	12.5	0.25
				983	993	10	0.4
				1,068.00	1,088.00	20	0.23
				1,279.00	1,355.00	76	0.74
	including			1,283.00	1,300.00	17	2.27
				1,410.00	1,424.00	14	0.25
				1,468.00	1,478.00	10	0.29

	QM-047	0º/-90º	1,030.00	165	220	55	0.26
				245	290	45	0.33
				325	335	10	0.33
				365	375	10	0.28
				610	620	10	0.29
				635	680	45	0.32
				720	750	30	0.11
				770	785	15	0.22
				960	990	30	0.12

	QM-048	270º/-60º	1,000.00	70	90	20	0.23
				130	155	25	0.13
				170	185	15	0.17
				235	275	40	0.11
				525	540	15	0.35
				650	685	35	1.32
	including			660	680	20	2.17
				720	750	30	0.3

*	QM-049	180º/-60º	1,478.00	264	294	30	0.61
				423.5	463	39.5	0.15
				732.2	747	14.8	0.28
				809	829	20	0.29

	QM-050	180º/-60º	800	40	75	35	0.21
	including			50	60	10	0.43

M3-PN110127 23 May 2012 Revision 0	275

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

			115	145	30	0.27
			305	335	30	0.13

QM-051	0º/-45º	400	280	290	10	0.13

QM-052	180º/-45º	420	130	170	40	0.28
including			135	150	15	0.47
			185	200	15	0.26
			220	280	60	0.18
including			235	255	20	0.26

QM-053	270º/-45º	490	50	60	10	0.15
			150	165	15	0.14

QM-054	270º/-45º	480	190	205	15	0.25
			250	260	10	0.29
			295	345	50	0.59
			360	375	15	0.27

QM-055	0º/-45º	500	0	115	115	0.17
including			70	85	15	0.31
			130	175	45	0.36
including			135	150	15	0.57
			195	230	35	0.2

QM-056	270º/-45º	550	40	110	70	0.34
			155	225	70	0.16
including			200	215	15	0.34

QM-057	0º/-90º	400	15	40	25	0.21
			80	175	95	0.3
			285	300	15	0.42

QM-058	180º/-45º	450	0	30	30	0.22
			95	110	15	0.2
			125	265	140	0.41
			355	415	60	0.21

QM-059	0º/-45º	450	70	80	10	0.17
			315	325	10	0.21

QM-060	270º/-45º	400	50	85	35	0.15
			140	400	260	0.38
including			140	190	50	0.8

M3-PN110127 23 May 2012 Revision 0	276

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

including			140	160	20	1.48

QM-061	0º/-90º	550	30	80	50	0.12
			155	250	95	0.19
including			190	225	35	0.26
			410	455	45	0.17

QM-062	180º/-45º	500	0	10	10	0.19
			45	60	15	0.12

QM-063	0º/-90º	500	0	30	30	0.13
			85	105	20	0.16
			215	240	25	0.17

QM-064	0º/-45º	650	0	35	35	0.14
			340	370	30	0.22
			430	500	70	0.26
including			430	460	30	0.44

QM-065	0º/-90º	520	295	310	15	0.31
			375	400	25	0.51
			485	505	20	0.17

QM-066	0º/-90º	570	170	190	20	0.15
			395	545	150	0.26
including			440	450	10	1.2

QM-067	0º/-90º	500	0	20	20	0.12
			110	230	120	0.25
including			175	225	50	0.42

QM-068	0º/-90º	600	470	585	115	1.15
including			485	580	95	1.36

QM-069	180º/-60º	450	80	90	10	0.2
			130	140	10	0.22

QM-070	0º/-90º	490	315	325	10	0.22
			415	480	65	0.76
including			435	480	45	1.02

QM-071	0º/-90º	470	60	125	65	0.25
			65	95	30	0.4

M3-PN110127 23 May 2012 Revision 0	277

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

QM-072	0º/-90º	860	750	785	35	0.6
	including		770	785	15	1.2

QM-073	0º/-45º	520	95	110	15	0.15
			125	160	35	0.13
			270	335	65	0.17
			350	365	15	0.18

QM-074	0º/-90º	460	20	100	80	0.16
	including		85	100	15	0.3

QM-075	0º/-90º	430	175	300	125	0.18
including			250	290	40	0.26
			355	395	40	0.19

QM-076	0º/-45º	490	55	70	15	0.23
			430	460	30	0.33

QM-077	0º/-90º	450	40	80	40	0.29
			145	190	45	0.25
including			150	165	15	0.43

QM-078	180º/-45º	420	90	145	55	0.17
			195	255	60	0.45
including			210	230	20	0.83

QM-079	180º/-45º	530	130	340	210	0.24
including			275	325	50	0.38
including			290	300	10	0.89

QM-080	180º/-45º	500	0	230	230	0.23
including			30	100	70	0.33
including			195	220	25	0.32

QM-081	180º/-45º	510	130	150	20	0.15
			440	460	20	0.26

QM-082	0º/-90º	470	85	190	105	0.18
			210	355	145	0.14
including			240	260	20	0.25

QM-083	0º/-90º	490	0	15	15	0.31
			100	170	70	0.15
			190	290	100	0.14

M3-PN110127 23 May 2012 Revision 0	278

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

			330	360	30	0.16
			375	415	40	0.17
			435	490	55	0.2

QM-084	0º/-90º	450	0	85	85	0.24
			105	140	35	0.19
			180	200	20	0.19
			390	450	60	0.36

QM-085	0º/-90º	490	0	95	95	0.43
	including		0	60	60	0.59

QM-086	0º/-90º	400		No assays above cut-off

QM-087	0º/-90º	500		No assays above cut-off

QM-088	180º/-60º	480	115	240	125	0.4
including			150	175	25	1.18
			255	335	80	0.34

QM-089	0º/-90º	800	145	155	10	0.1
			190	210	20	0.23

QM-090	0º/-90º	430	20	70	50	0.29
			90	240	150	0.24
			270	290	20	0.18

QM-091	0º/-90º	600	70	110	40	0.21
			140	150	10	0.53
			230	240	10	0.36

QM-092	0º/-90º	400	110	120	10	0.28
			235	250	15	0.16

QM-093	0º/-90º	400	70	85	15	0.13

QM-094	0º/-90º	500	20	30	10	0.15
			165	175	10	0.16
			310	335	25	0.32
			395	405	10	0.25
			430	440	10	0.45

QM-095	0º/-90º	400	95	140	45	0.13

M3-PN110127 23 May 2012 Revision 0	279

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

	QM-096	0º/-90º	440	165	210	45	0.5
				230	270	40	0.26

	QM-097	0º/-90º	580	190	210	20	0.45
				370	380	10	0.24
				405	510	105	0.28

	QM-098	0º/-90º	570	140	150	10	0.27
				250	320	70	0.16
				350	385	35	0.26
				425	500	75	0.23

*	QM-099	0º/-90º	1529		No assays above cut-off

*	QM-100	0º/-90º	1965	195	225	30	0.15
				1,203.50	1,268.50	65	0.58

	QM-101	0º/-90º	625	225	235	10	0.12
				425	435	10	0.56
				465	495	30	0.11
				545	575	30	0.27

	QM-102	0º/-90º	700	275	295	20	0.15
				405	415	10	0.22
				445	460	15	0.33

	QM-103	0º/-90º	450	185	225	40	0.32
				250	265	15	0.22

	QM-104	0º/-90º	500	285	295	10	0.165

	QM-105	0º/-90º	405	170	180	10	0.45
				225	305	80	0.33

	QM-106	0º/-90º	400	0	30	30	0.52
				80	95	15	0.2
				125	135	10	0.36
				185	205	20	0.77
				220	290	70	0.4

	QM-107	0º/-90º	425	110	125	15	0.13

	QM-108	0º/-90º	355	95	105	10	0.32

M3-PN110127 23 May 2012 Revision 0	280

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

*	QM-109	180º/-60º	1056	0	10	10	0.29
				350	360	10	0.11
				400	410	10	0.2

	QM-110	0º/-90º	400	170	195	25	0.17

	QM-111	0º/-90º	400	165	180	15	0.25
				195	235	40	0.16
				250	265	15	0.16

	QM-112	0º/-90º	400	15	165	150	0.15
				180	195	15	0.14
				315	350	35	0.35

	QM-113	0º/-90º	350	0	25	25	0.1
				60	200	140	0.21

	QM-114	0º/-90º	400		No assays above cut-off

	QM-115	0º/-90º	600		No assays above cut-off

	QM-116	0º/-90º	600	60	70	10	0.13
				330	340	10	0.1
				385	400	15	0.16

	QM-117	0º/-90º	400		No assays above cut-off

	QM-118	0º/-90º	350	60	130	70	0.13
				165	175	10	0.14
				245	280	35	0.12

	QM-119	0º/-90º	550	30	80	50	0.15
				395	420	25	0.12
				440	450	10	0.16

	QM-120	0º/-90º	650	60	70	10	0.12
				85	130	45	0.12
				200	225	25	0.22
				285	385	100	0.47
	including			295	335	40	0.91

	QM-121	0º/-90º	580	0	25	25	0.21

M3-PN110127 23 May 2012 Revision 0	281

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

			325	340	15	0.23
			380	410	30	0.11
			430	490	60	0.18
			520	555	35	0.25

QM-122	0º/-90º	600	290	305	15	0.2

QM-123	0º/-90º	670	100	110	10	0.15
			405	475	70	0.26
			505	520	15	0.4
			535	550	15	0.23
			570	580	10	0.63

QM-124	0º/-90º	780	280	290	10	0.18
			360	390	30	0.14
			405	420	15	0.14

QM-125	0º/-90º	500	70	80	10	0.14
			350	445	95	0.18
			475	500	25	0.78
including			485	500	15	1.21

QM-126	0º/-60º	450	325	340	15	0.54

QM-127	0º/-90º	700	380	390	10	0.28
			450	465	15	0.68
			500	510	10	0.14
QM-128	0º/-90º	900	485	495	10	0.11
			570	580	10	0.21
			665	680	15	0.37
			835	850	15	0.18

QM-129	0º/-90º	802.5	200	230	30	0.3
			250	300	50	0.23
			500	520	20	0.18
			730	745	15	0.39

QM-130	180º/-60º	585	0	20	20	0.09

QM-131	0º/-90º	965	No assays above cut-off

QM-132	260º/-60º	800	245	255	10	0.12

QM-133	180º/-60º	550	195	270	75	0.36

M3-PN110127 23 May 2012 Revision 0	282

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

			285	405	120	0.27
			420	430	10	0.13

QM-134	180º/-70º	455	25	40	15	0.14
			130	145	15	0.19
			170	185	15	0.12
			215	255	40	0.12

QM-135	0º/-90º	475	125	160	35	0.12
			205	225	20	0.25
			255	270	15	0.19
			375	395	20	0.13

QM-136	0º/-60º	600	90	120	30	0.39
			140	160	20	0.26
			280	295	15	0.17

QM-137	60º/-70º	500		No assays above cut-off

QM-138	0º/-90º	550	130	140	10	0.2
			160	225	65	0.18
including			180	210	30	0.25

QM-139	0º/-90º	400	90	140	50	0.18
			200	220	20	0.17
			255	285	30	0.15
			370	385	15	0.2

QM-140	0º/-50º	500	60	135	75	0.18
			150	170	20	0.15
			230	245	15	0.9
			315	325	10	0.26

QM-141	0º/-90º	530	0	60	60	0.33
			225	295	70	0.17
			315	330	15	0.16
			370	395	25	0.49

QM-142	0º/-60º	400	0	10	10	0.12
			155	190	35	0.26
			320	355	35	0.49

QM-143	0º/-90º	450	40	60	20	0.11
			120	280	160	0.17

M3-PN110127 23 May 2012 Revision 0	283

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

			325	350	25	0.12
			365	380	15	0.35

QM-144	0º/-90º	500	115	225	110	0.29
including			175	220	45	0.49
			245	260	15	0.17

QM-145	180º/-60º	675	0	50	50	0.28
			65	80	15	0.11
			105	135	30	0.18
			160	170	10	0.19

QM-146	0º/-90º	500	25	35	10	0.17
			375	400	25	0.16

QM-147	0º/-90º	400	20	45	25	0.21
			70	80	10	0.11
			100	130	30	0.13
			145	155	10	0.15
			360	400	40	0.18

QM-148	0º/-90º	465	45	170	125	0.14
			200	250	50	0.11
			275	315	40	0.23
			335	345	10	0.18

QM-149	180º/-60º	750	330	375	45	0.23
			480	495	15	0.21
			560	570	10	0.21
			600	610	10	0.68
			670	720	50	0.28

QM-150	0º/-90º	600	45	80	35	0.17
			125	170	45	0.34
			310	335	25	0.32
			480	510	30	0.1
			555	575	20	0.43

QM-151	0º/-90º	535	0	20	20	0.11
			35	55	20	0.13
			100	125	25	0.24
			155	400	245	0.26
including			245	305	60	0.38

M3-PN110127 23 May 2012 Revision 0	284

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

	QM-152	0º/-90º	500	200	210	10	0.24
				270	285	15	0.17
				340	350	10	0.14
				470	485	15	0.2

	QM-153	0º/-90º	515	100	225	125	0.16
	including			100	125	25	0.26
				315	325	10	0.15
				450	495	45	0.16

	QM-154	0º/-90º	500	65	115	50	0.12
				165	245	80	0.25
				260	305	45	0.28
				325	335	10	0.25

	QM-155	180º/-60º	575	45	80	35	0.18
				455	465	10	0.15

	QM-156	0º/-90º	450	0	15	15	0.21
				35	45	10	0.5
				270	285	15	0.3
				340	350	10	0.14

	QM-157	0º/-90º	435	30	125	95	0.27
	including			35	100	65	0.3
				140	150	10	0.18
				170	180	10	0.19
				330	385	55	0.15
				410	435	25	0.14

	QM-158	0o/-70	490	10	45	35	0.27

	QM-159	0º/-60º	500	None

	QM-160	0º/-60º	500	0	30	30	0.39

	QM-161	180º/-75º	225	105	115	10	0.1

	QM-162	0º/-90º	990.0	360.0	440.0	80.0	0.24
				470.0	505.0	35.0	0.14

*	QM-163	0º/-90º	2,069.0		No values above cut-off

M3-PN110127 23 May 2012 Revision 0	285

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

*	QM-164	0º/-90º	2,140.0	614.0	629.0	15.0	0.27
				685.5	782.0	96.5	0.34
				1,673.0	1,737.0	64.0	1.31
	including			1,708.0	1,737.0	29.0	2.21

*	QM-165	0º/-90º	2,041.0	615.0	630.0	15.0	0.23
				860.0	985.0	125.0	0.28
	including			915.0	930.0	15.0	0.94
				1,026.5	1,071.0	44.5	0.18
				1,089.0	1,110.0	21.0	0.15

*	QM-166	0º/-90º	2,685.5	1,268.0	1,280.0	12.0	0.31
				1,691.0	1,701.0	10.0	0.32
				1,776.5	1,786.8	10.3	0.35

	QM-167	0º/-90º	645.0	240.0	255.0	15.0	0.11
				285.0	300.0	15.0	0.13
				540.0	555.0	15.0	0.19

	QM-168	0º/-90º	500.0	245.0	275.0	30.0	0.13
				315.0	325.0	10.0	0.18
				345.0	360.0	15.0	0.15

	QM-169	0º/-90º	520.0	150.0	170.0	20.0	0.41
				240.0	410.0	170.0	0.18
	including			370.0	410.0	40.0	0.25
				445.0	470.0	25.0	0.25

	QM-170	0º/-90º	700.0	290.0	315.0	25.0	0.11
				465.0	475.0	10.0	0.48

	QM-171	0º/-90º	730.0	100.0	120.0	20.0	0.24
				140.0	165.0	25.0	0.20
				285.0	370.0	85.0	0.17
				425.0	625.0	200.0	0.25
	including			450.0	500.0	50.0	0.48

	QM-172	0º/-90º	540.0	0.0	35.0	35.0	0.22
				145.0	175.0	30.0	0.21
	including			150.0	160.0	10.0	0.43

	QM-173	0º/-90º	500.0	70.0	155.0	85.0	0.18
	including			90.0	130.0	40.0	0.23

M3-PN110127 23 May 2012 Revision 0	286

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

	QM-174	0º/-90º	600.0		No values above cut-off

	QM-175	180º/-45º	500.0	15.0	90.0	75.0	0.22
				195.0	205.0	10.0	0.24
				280.0	295.0	15.0	0.19
				425.0	435.0	10.0	0.46
				455.0	500.0	45.0	0.12

	QM-176	180º/-70º	980.0	50.0	60.0	10.0	0.11
				210.0	220.0	10.0	0.19
				235.0	255.0	20.0	0.18
				705.0	720.0	15.0	0.18

*	QM-177	180º/-60º	2,352.0	1,937.0	1,953.0	16.0	0.16
				2,015.0	2,025.0	10.0	0.16

	QM-178	180º/-45º	500.0	35.0	105.0	70.0	0.21
				150.0	225.0	75.0	0.38
	including			150.0	185.0	35.0	0.58

	QM-179	180º/-45º	600.0	35.0	95.0	60.0	0.19
				120.0	155.0	35.0	0.13
				220.0	255.0	35.0	0.11

	QM-180	270º/-45º	535.0	0.0	65.0	65.0	0.10
				140.0	165.0	25.0	0.12
				190.0	220.0	30.0	0.89
	including			190.0	210.0	20.0	1.17
				445.0	460.0	15.0	0.22

	QM-181	0º/-45º	500.0	0.0	45.0	45.0	0.15
				85.0	100.0	15.0	0.11
				160.0	265.0	105.0	0.25
	including			200.0	230.0	30.0	0.34

	QM-182	180º/-60º	780.0	0.0	15.0	15.0	0.18
				235.0	265.0	30.0	0.21
				290.0	310.0	20.0	0.15
				335.0	380.0	45.0	0.13
				400.0	485.0	85.0	0.36

	QM-183	180º/-45º	500.0	60.0	80.0	20.0	0.12
				215.0	240.0	25.0	0.15

M3-PN110127 23 May 2012 Revision 0	287

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

				300.0	320.0	20.0	0.25
				360.0	400.0	40.0	1.37

	QM-184	90º/-45º	440.0	240.0	250.0	10.0	0.16
				345.0	425.0	80.0	0.17
	including			345.0	360.0	15.0	0.31

*	QM-185	160º/-60º	473.5	154.0	169.0	15.0	0.13

	QM-186	90º/-45º	450.0	220.0	270.0	50.0	0.24

	QM-187	0º/-60º	440.0	180.0	200.0	20.0	0.35
				310.0	400.0	90.0	1.66
	including			315.0	355.0	40.0	3.49

	QM-188	0º/-60º	440.0	75.0	120.0	45.0	0.19
				255.0	275.0	20.0	0.11

	QM-189	0º/-45º	520.0	130.0	190.0	60.0	0.14
				370.0	500.0	130.0	0.25
	including			395.0	405.0	10.0	0.62

	QM-190	0º/-45º	700.0	215.0	275.0	60.0	0.17
	including			225.0	235.0	10.0	0.37
				325.0	345.0	20.0	0.38
				535.0	650.0	115.0	0.48
	including			535.0	580.0	45.0	0.71
				685.0	700.0	15.0	0.44

	QM-191	0º/-90º	400.00	195	275	80	0.33
	including			215	270	55	0.41

	QM-192	90º/-45º	450.0	20.0	180.0	160.0	0.34
				195.0	260.0	65.0	0.26
	including			225.0	240.0	15.0	0.58
				320.0	355.0	35.0	0.19

	QM-193	90º/-45º	500.0	60.0	210.0	150.0	0.62
				295.0	320.0	25.0	0.15
				420.0	490.0	70.0	0.17

	QM-194	90º/-45º	340.0	0.0	120.0	120.0	0.24

M3-PN110127 23 May 2012 Revision 0	288

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

			185.0	340.0	155.0	0.16

QM-195	270º/-45º	400.0	0.0	15.0	15.0	0.20
			40.0	230.0	190.0	0.44
including			135.0	180.0	45.0	1.19

QM-196	180º/-45º	300.0	0.0	125.0	125.0	0.20
			150.0	180.0	30.0	0.19

QM-197	90º/-45º	300.0	40.0	90.0	50.0	0.18
			115.0	135.0	20.0	0.19

QM-198	90º/-45º	400.0	0.0	45.0	45.0	0.11
			210.0	400.0	190.0	0.22
including			210.0	235.0	25.0	0.55

QM-199	270º/-45º	600.0	45.0	60.0	15.0	0.11
			395.0	405.0	10.0	0.41

QM-200	180º/-45º	480.0	0.0	15.0	15.0	0.39
			105.0	120.0	15.0	0.13
			280.0	315.0	35.0	0.31

QM-201	270º/-45º	400.0	200.0	265.0	65.0	0.24

QM-202	90º/-45º	500.0	0.0	45.0	45.0	0.30
			385.0	420.0	35.0	0.22

QM-203	0º/-45º	400.0	0.0	40.0	40.0	0.22
			245.0	300.0	55.0	0.15

QM-204	180º/-45º	600.0	170.0	190.0	20.0	0.12
			305.0	340.0	35.0	0.20
			390.0	470.0	80.0	0.88
including			400.0	435.0	35.0	1.73

QM-205	180º/-60º	700.0	90.0	105.0	15.0	0.11
			205.0	215.0	10.0	0.22
			285.0	295.0	10.0	0.23
			375.0	490.0	115.0	0.33

QM-206	180º/-50º	600.0	350.0	475.0	125.0	0.55
			540.0	565.0	25.0	0.21

M3-PN110127 23 May 2012 Revision 0	289

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

QM-207	180º/-50º	600.0	170.0	180.0	10.0	1.19
			320.0	330.0	10.0	0.36
			535.0	565.0	30.0	0.13

QM-208	270º/-60º	750.0	200.0	245.0	45.0	0.12
			265.0	295.0	30.0	0.16
			500.0	530.0	30.0	0.30
			670.0	750.0	80.0	0.60

QM-209	180º/-60º	500.0	170.0	195.0	25.0	0.14
			330.0	350.0	20.0	0.16

QM-210	90º/-45º	650.0	305.0	340.0	35.0	0.21
			425.0	460.0	35.0	0.33

QM-211	180º/-60º	650.0	275.0	375.0	100.0	0.35

QM-212	270º/-60º	700.0	365.0	455.0	90.0	0.47
			500.0	640.0	140.0	0.28

QM-213	180º/-60º	700.0	215.0	260.0	45.0	0.15
			310.0	395.0	85.0	0.19
			540.0	555.0	15.0	0.47
			580.0	610.0	30.0	0.44
including			590.0	600.0	10.0	0.88

QM-214	0º/-45º	400.0	220.0	235.0	15.0	0.16
			335.0	350.0	15.0	0.15

QM-215	180º/-45º	500.0	170.0	185.0	15.0	0.13
			465.0	480.0	15.0	0.19

QM-216	90º/-45º	460.0	265.0	415.0	150.0	0.23
including			265.0	315.0	50.0	0.38

QM-217	0º/-90º	500.0	120.0	165.0	45.0	0.22
			210.0	275.0	65.0	0.14
			370.0	480.0	110.0	0.29
including			375.0	450.0	75.0	0.35

QM-218	180º/-45º	400.0	250.0	265.0	15.0	0.41
			295.0	310.0	15.0	0.16

QM-219	180º/-45º	520.0	245.0	255.0	10.0	0.45

M3-PN110127 23 May 2012 Revision 0	290

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

			330.0	345.0	15.0	0.20
			435.0	520.0	85.0	0.20
including			480.0	500.0	20.0	0.47

QM-220	0º/-90º	500.0	140.0	160.0	20.0	0.18
			295.0	320.0	25.0	0.25
			375.0	405.0	30.0	0.25

QM-221	180º/-50º	550.0	215.0	250.0	35.0	0.13
			285.0	310.0	25.0	0.13
			345.0	370.0	25.0	0.12
			425.0	475.0	50.0	0.25

QM-222	180º/-45º	600.0	85.0	175.0	90.0	0.42
including			140.0	165.0	25.0	1.17

QM-223	0º/-90º	550.0	160.0	170.0	10.0	0.24
			205.0	280.0	75.0	0.21
			300.0	400.0	100.0	0.53

QM-224	180º/-45º	600.0	85.0	115.0	30.0	0.15
			155.0	200.0	45.0	0.21
			240.0	295.0	55.0	0.28
			400.0	440.0	40.0	0.14

QM-225	180º/-55º	600.0	280.0	410.0	130.0	0.32
			445.0	465.0	20.0	0.21

QM-226	180º/-45º	500.0	310.0	440.0	130.0	0.21
including			385.0	435.0	50.0	0.31

QM-227	180º/-45º	500.0	325.0	335.0	10.0	0.16
			390.0	400.0	10.0	0.18

QM-228	180º/-45º	500.0	210.0	320.0	110.0	0.18
including			235.0	260.0	25.0	0.35
			335.0	375.0	40.0	0.32
			410.0	430.0	20.0	0.17

QM-229	0º/-90º	300.0	80.0	90.0	10.0	0.37
			230.0	280.0	50.0	0.55

QM-230	90º/-45º	415.0	290.0	325.0	35.0	0.23

M3-PN110127 23 May 2012 Revision 0	291

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

QM-231	90º/-45º	500.0	170.0	385.0	215.0	0.26
including			245.0	345.0	100.0	0.38
			415.0	435.0	20.0	0.16

QM-232	0º/-90º	385.0	45.0	120.0	75.0	0.11

QM-233	180º/-45º	500.0	60.0	75.0	15.0	0.14
			175.0	190.0	15.0	0.13
			225.0	270.0	45.0	0.16

QM-234	180º/-60º	500.0	90.0	100.0	10.0	0.24
			365.0	385.0	20.0	0.14

QM-235	0º/-90º	400.0	105.0	175.0	70.0	0.35
including			145.0	170.0	25.0	0.68

QM-236	180º/-45º	550.0	190.0	205.0	15.0	0.14
			240.0	300.0	60.0	0.11
			315.0	385.0	70.0	0.37

QM-237	0º/-90º	400.0	45.0	135.0	90.0	0.28
including			55.0	90.0	35.0	0.51
			195.0	215.0	20.0	0.13
			260.0	280.0	20.0	0.15
			305.0	315.0	10.0	0.22

QM-238	180º/-50º	700.0	75.0	175.0	100.0	0.35
including			115.0	135.0	20.0	1.11
			195.0	295.0	100.0	0.21
			310.0	390.0	80.0	0.14
			405.0	435.0	30.0	0.29
			500.0	520.0	20.0	0.27

QM-239	180º/-55º	500.0	215.0	225.0	10.0	0.19
			335.0	500.0	165.0	0.30

QM-240	180º/-50º	550.0	160.0	175.0	15.0	0.15
			275.0	320.0	45.0	0.23
			375.0	525.0	150.0	0.53
including			420.0	465.0	45.0	1.01

QM-241	180º/-55º	500.0	265.0	290.0	25.0	0.13
			305.0	425.0	120.0	0.52

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MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

QM-242	180º/-50º	500.0	55.0	120.0	65.0	0.11
			170.0	215.0	45.0	0.14
			255.0	380.0	125.0	0.35

QM-243	180º/-45º	400.0	0.0	20.0	20.0	0.11
			35.0	160.0	125.0	0.23
including			50.0	80.0	30.0	0.41
			210.0	225.0	15.0	0.24

QM-244	180º/-45º	670.0	0.0	35.0	35.0	0.18
			160.0	240.0	80.0	0.29
including			185.0	235.0	50.0	0.39

QM-245	180º/-45º	125.0		No values above cut-off

QM-246	180º/-45º	140.0	55.0	70.0	15.0	0.11

QM-247	0º/-90º	360.0	45.0	60.0	15.0	0.24
			185.0	205.0	20.0	0.41

QM-248	180º/-70º	400.0	35.0	75.0	40.0	0.25
			225.0	295.0	70.0	0.18
			345.0	380.0	35.0	0.12

QM-249	180º/-60º	450.0	20.0	50.0	30.0	0.15
			125.0	170.0	45.0	0.43

QM-250	0º/-90º	400.0	135.0	260.0	125.0	0.18
			275.0	305.0	30.0	0.18
			355.0	400.0	45.0	0.17

QM-251	0º/-45º	500.0	280.0	310.0	30.0	0.14
			355.0	440.0	85.0	0.13

QM-252	0º/-90º	400.0	70.0	80.0	10.0	0.14
			355.0	375.0	20.0	0.14

QM-253	0º/-90º	400.0	250.0	300.0	50.0	0.12
			385.0	400.0	15.0	0.13

QM-254	0º/-90º	400.0	45.0	80.0	35.0	0.19
			95.0	200.0	105.0	0.26
			215.0	240.0	25.0	0.20
			255.0	270.0	15.0	0.14

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QM-255	0º/-90º	400.0	95.0	130.0	35.0	0.11
			195.0	270.0	75.0	0.20
including			255.0	265.0	10.0	0.64
			335.0	345.0	10.0	0.21

QM-256	180º/-45º	500.0	210.0	220.0	10.0	0.19
			370.0	395.0	25.0	0.12

QM-257	0º/-90º	500.0	220.0	250.0	30.0	0.18
			265.0	275.0	10.0	0.14

QM-258	0º/-90º	450.0	0.0	60.0	60.0	0.17
			115.0	170.0	55.0	0.11
			420.0	450.0	30.0	0.11

QM-259	180º/-45º	450.0	0.0	10.0	10.0	0.13
			170.0	180.0	10.0	0.12

QM-260	90º/-45º	500.0	30.0	115.0	85.0	0.13
			255.0	270.0	15.0	0.23

QM-261	0º/-45º	500.0	25.0	70.0	45.0	0.22
			255.0	300.0	45.0	0.19
			340.0	360.0	20.0	0.14
			385.0	420.0	35.0	0.17
			445.0	480.0	35.0	0.19

QM-262	180º/-45º	400.0	0.0	20.0	20.0	0.22
			55.0	80.0	25.0	0.20
			105.0	120.0	15.0	0.26
			170.0	185.0	15.0	0.33
			205.0	220.0	15.0	0.21
			375.0	400.0	25.0	0.25

QM-263	180º/-45º	450.0	0.0	35.0	35.0	0.14
			175.0	200.0	25.0	0.15
			330.0	380.0	50.0	0.26

QM-264	180º/-55º	400.0	190.0	200.0	10.0	0.18
			230.0	285.0	55.0	0.19
including			235.0	245.0	10.0	0.39

QM-265	180º/-55º	500.0	165.0	175.0	10.0	0.13

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			240.0	310.0	70.0	0.19
including			245.0	275.0	30.0	0.28

QM-266	180º/-45º	450.0	70.0	200.0	130.0	0.20
			225.0	335.0	110.0	0.19
			400.0	410.0	10.0	0.25
			425.0	450.0	25.0	0.18

QM-267	180º/-50º	450.0	10.0	30.0	20.0	0.26
			290.0	305.0	15.0	0.15
			320.0	345.0	25.0	0.12
			425.0	450.0	25.0	0.22

QM-268	180º/-60º	300.0	75.0	85.0	10.0	0.25
			180.0	245.0	65.0	0.25

QM-269	0º/-90º	350.0	0.0	20.0	20.0	0.42
			40.0	80.0	40.0	0.42
including			60.0	75.0	15.0	0.84
			110.0	120.0	10.0	0.46
			270.0	305.0	35.0	0.17
			320.0	330.0	10.0	0.20

QM-270	180º/-45º	400.0	45.0	95.0	50.0	0.16
			160.0	170.0	10.0	0.24
			260.0	300.0	40.0	0.26
			340.0	360.0	20.0	0.30

QM-271	90º/-45º	500.0	0.0	30.0	30.0	0.14
			55.0	125.0	70.0	0.16
			185.0	215.0	30.0	0.14
			265.0	315.0	50.0	0.21
			390.0	410.0	20.0	0.17

QM-272	180º/-45º	300.0	225.0	275.0	50.0	0.14

QM-273	180º/-60º	430.0	160.0	250.0	90.0	0.19
including			220.0	250.0	30.0	0.30
			275.0	340.0	65.0	0.28
			360.0	390.0	30.0	0.36
			405.0	430.0	25.0	0.15

QM-274	0º/-90º	600.0	150.0	180.0	30.0	0.13
			225.0	255.0	30.0	0.12

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			395.0	410.0	15.0	0.19
			435.0	490.0	55.0	0.21
			535.0	560.0	25.0	0.38
QM-275	180º/-45º	550.0	385.0	415.0	30.0	0.34
			440.0	500.0	60.0	0.46
QM-276	0º/-90º	300.0	20.0	85.0	65.0	0.33
			120.0	145.0	25.0	0.11
			180.0	220.0	40.0	0.15
QM-277	0º/-90º	250.0	0.0	100.0	100.0	0.19
QM-278	0º/-90º	300.0	110.0	125.0	15.0	0.14
			155.0	245.0	90.0	0.19
including			190.0	220.0	30.0	0.31
QM-279	0º/-90º	400.0	70.0	85.0	15.0	0.18
			150.0	165.0	15.0	0.17
			185.0	260.0	75.0	0.21
QM-280	0º/-90º	400.0	125.0	220.0	95.0	0.16
			270.0	380.0	110.0	0.15
including			305.0	330.0	25.0	0.27
QM-281	0º/-90º	480.0	85.0	175.0	90.0	0.15
			215.0	300.0	85.0	0.15
			440.0	460.0	20.0	0.19
QM-282	0º/-45º	450.0	65.0	290.0	225.0	0.14
			305.0	365.0	60.0	0.17
			385.0	450.0	65.0	0.16
including			385.0	395.0	10.0	0.31
QM-283	180º/-45º	595.0	95.0	120.0	25.0	0.14
			155.0	260.0	105.0	0.21
			385.0	395.0	10.0	0.25
			415.0	555.0	140.0	0.15
QM-284	0º/-90º	450.0	0.0	150.0	150.0	0.29
including			70.0	105.0	35.0	0.60
			180.0	205.0	25.0	0.14
			295.0	450.0	155.0	0.20
including			355.0	390.0	35.0	0.31

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QM-285	0º/-90º	400.0	0.0	75.0	75.0	0.30
			90.0	135.0	45.0	0.12
			150.0	175.0	25.0	0.18

QM-286	0º/-90º	460.0	0.0	90.0	90.0	0.32
			115.0	140.0	25.0	0.22

QM-287	0º/-90º	400.0	0.0	60.0	60.0	0.15
			120.0	235.0	115.0	0.20
including			150.0	165.0	15.0	0.35

QM-288	0º/-90º	600.0	0.0	10.0	10.0	0.12
			55.0	100.0	45.0	0.26
including			70.0	95.0	25.0	0.34
			145.0	185.0	40.0	0.11
			200.0	240.0	40.0	0.15

QM-289	0º/-90º	400.0		No values above cut-off

QM-290	0º/-90º	400.0	270.0	305.0	35.0	0.14

QM-291	0º/-90º	270.0	205.0	245.0	40.0	0.21

QM-292	0º/-45º	500.0	20.0	55.0	35.0	0.16
			140.0	160.0	20.0	0.15
			180.0	285.0	105.0	0.19
including			235.0	275.0	40.0	0.32
			380.0	400.0	20.0	0.25

QM-293	180º/-45º	500.0	115.0	215.0	100.0	0.21
including			115.0	135.0	20.0	0.56

QM-294	90º/-45º	500.0	200.0	245.0	45.0	0.16
			365.0	400.0	35.0	0.19
			375.0	385.0	10.0	0.29

QM-295	0º/-45º	400.0	70.0	145.0	75.0	0.15
			195.0	380.0	185.0	0.20
including			305.0	335.0	30.0	0.32

QM-296	0º/-45º	370.0	110.0	125.0	15.0	0.12
			290.0	325.0	35.0	0.12

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QM-297	0º/-90º	500.0	0.0	15.0	15.0	0.14
			155.0	175.0	20.0	0.45

QM-298	0º/-90º	340.0	0.0	10.0	10.0	0.16
			70.0	100.0	30.0	0.15

QM-299	0º/-90º	300.0	20.0	65.0	45.0	0.22
			105.0	145.0	40.0	0.15
			220.0	245.0	25.0	0.77

QM-300	0º/-90º	490.0	80.0	105.0	25.0	0.20
			125.0	175.0	50.0	0.22

QM-301	0º/-50º	700.0	360.0	375.0	15.0	0.16

QM-302	0º/-90º	500.0	45.0	90.0	45.0	0.60
			320.0	340.0	20.0	0.16
			410.0	450.0	40.0	0.45

QM-303	270º/-60º	500.0	175.0	195.0	20.0	0.20
			230.0	250.0	20.0	0.26

QM-304	180º/-60º	800.0	195.0	210.0	15.0	0.15
			290.0	325.0	35.0	0.33
			395.0	405.0	10.0	0.21
			545.0	695.0	150.0	0.30

QM-305	0º/-90º	500.0	100.0	170.0	70.0	0.18
			185.0	240.0	55.0	0.32
			465.0	480.0	15.0	0.30

QM-306	0º/-90º	500.0	25.0	45.0	20.0	0.18
			65.0	135.0	70.0	0.17
including			85.0	110.0	25.0	0.29
			205.0	255.0	50.0	0.23
including			215.0	235.0	20.0	0.37

QM-307	0º/-90º	300.0	0.0	15.0	15.0	0.23
			190.0	210.0	20.0	0.20

QM-308	270º/-45º	250.0	30.0	40.0	10.0	0.12
			180.0	225.0	45.0	0.29

QM-309	0º/-90º	300.0	135.0	145.0	10.0	0.24

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			230.0	250.0	20.0	0.17

QM-310	0º/-90º	250.0	55.0	65.0	10.0	0.11
			80.0	90.0	10.0	0.12
			165.0	225.0	60.0	0.14

QM-311	0º/-90º	300.0	55.0	65.0	10.0	0.19
			150.0	215.0	65.0	0.29
including			185.0	195.0	10.0	0.42
			260.0	280.0	20.0	0.51

QM-312	0º/-90º	200.0	15.0	35.0	20.0	0.20

QM-313	0º/-90º	400.0	165.0	180.0	15.0	0.14
			210.0	270.0	60.0	0.13
			335.0	400.0	65.0	0.17
*	Denotes core hole
All intervals calculated using 0.1% copper cutoff

REGULATORY NOTE:

The samples from the MacArthur drilling program are prepared and assayed and by Skyline Assayers & Laboratories in Tucson, Arizona which is accredited by the American Association for Laboratory Accreditation (A2LA - certificate no. 2953.01) and by ISO17025 compliant ALS Chemex Laboratories in Sparks, Nevada.

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APPENDIX E: RESOURCE MODEL DRILL HOLE LISTING

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APPENDIX E
RESOURCE MODEL DRILL HOLE LISTING
MACARTHUR COPPER PROJECT
MAY 2012

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Micromodel ®
Deposit Modeling and Mine Planning System
Version 7.00

Record # 1	DH Name	Easting	Northing	Elevation (ft)	Bearing (degree)	Plunge	Depth (ft)	Company-Core type*
4	M-10-G-1	2437708.0	14687829.0	4776.4	0	90	250	Metech-RC
5	M-10-G-2	2437708.0	14687829.0	4776.4	210	55	250	Metech-RC
6	M-15-A1-1	2437079.5	14688117.0	4860.6	0	90	250	Metech-RC
7	M-15-E1-1	2436744.5	14688338.0	4897.5	0	90	150	Metech-RC
8	M-15-I-1	2437875.0	14687665.0	4754.4	0	90	200	Metech-RC
9	M-15-L-1	2438123.5	14687525.0	4731.9	0	90	100	Metech-RC
13	M-45-C50-1	2437264.2	14687687.0	4823.6	30	45	200	Metech-RC
17	M-70-G-1	2437408.8	14687306.0	4759.5	0	90	250	Metech-RC
18	M-70-G-2	2437408.8	14687306.0	4759.5	210	55	250	Metech-RC
19	M-75-I-1	2437568.8	14687154.0	4777.5	0	90	150	Metech-RC
21	M-80-G-1	2437363.8	14687246.0	4786.5	0	90	75	Metech-RC
22	M-83-G-1	2437335.5	14687180.0	4805.5	0	90	60	Metech-RC
23	M-83-G-2	2437335.5	14687180.0	4805.5	0	90	35	Metech-RC
24	M-83-G-4	2437335.5	14687180.0	4805.5	210	55	250	Metech-RC
26	M-90-G-4	2437319.2	14687170.0	4805.5	0	90	250	Metech-RC-Twin
27	M0-A1-1	2437162.5	14688263.0	4859.4	0	90	195	Metech-RC
28	M0-A1-3	2437155.8	14688266.0	4861.4	210	50	195	Metech-RC
29	M0-B-1	2437341.2	14688164.0	4825.4	0	90	250	Metech-RC
30	M0-C1-1	2437003.2	14688355.0	4856.4	0	90	250	Metech-RC
31	M0-C50-1	2437487.2	14688072.0	4807.4	0	90	150	Metech-RC
32	M0-C50-2	2437487.2	14688068.0	4807.4	210	55	75	Metech-RC
33	M0-E-1	2437600.0	14688005.0	4794.4	0	90	150	Metech-RC
34	M0-E1-1	2436824.2	14688464.0	4863.5	0	90	100	Metech-RC
35	M0-E1-2	2436824.2	14688464.0	4863.5	30	55	100	Metech-RC
36	M0-G1-1	2436648.5	14688566.0	4887.5	0	90	150	Metech-RC
37	M0-K-1	2438123.8	14687695.0	4739.4	0	90	150	Metech-RC
38	M105-A-1	2437724.2	14689155.0	4768.4	0	90	250	Metech-RC
39	M105-A-2	2437724.2	14689155.0	4768.4	210	50	250	Metech-RC
40	M105-B-1	2437886.8	14689053.0	4749.4	0	90	150	Metech-RC
41	M105-C50-12	2438026.0	14688970.0	4743.4	0	90	450	Metech-RC
42	M105-C50-3	2438022.8	14688970.0	4743.4	210	55	75	Metech-RC
43	M105-E-1	2438132.0	14688910.0	4750.4	0	90	250	Metech-RC
44	M105-E-2	2438116.0	14688896.0	4750.4	210	55	200	Metech-RC
45	M105-I-1	2438487.0	14688686.0	4722.4	0	90	250	Metech-RC
46	M105-I-2	2438474.0	14688689.0	4722.4	210	55	150	Metech-RC
47	M105-K-1	2438659.2	14688601.0	4704.4	0	90	200	Metech-RC
48	M110-G-1	2438336.8	14688844.0	4744.4	0	90	240	Metech-RC

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49	M110-G-2	2438343.2	14688844.0	4746.4	210	55	250	Metech-RC
50	M115-C-1	2438020.8	14689091.0	4738.7	0	90	160	Metech-RC
51	M120-B-1	2437973.2	14689173.0	4740.4	0	90	200	Metech-RC
52	M120-C50-1	2438089.5	14689102.0	4731.4	0	90	225	Metech-RC-Twin
53	M120-C50-2	2438089.5	14689102.0	4731.4	210	55	175	Metech-RC-Twin
54	M120-E-1	2438208.8	14689036.0	4733.4	0	90	250	Metech-RC
55	M120-I-1	2438580.0	14688806.0	4718.4	0	90	250	Metech-RC
56	M120-I-2	2438580.0	14688809.0	4718.4	210	55	75	Metech-RC
57	M120-K-1	2438739.0	14688727.0	4698.4	0	90	150	Metech-RC
58	M120-Q-1	2439246.2	14688427.0	4674.4	0	90	125	Metech-RC
59	M120-S-1	2439402.0	14688335.0	4643.4	0	90	350	Metech-RC
60	M125-G-1	2438423.0	14688967.0	4733.4	0	90	425	Metech-RC
61	M125-G-2	2438433.0	14688971.0	4733.4	30	50	240	Metech-RC
62	M125-G-3	2438433.0	14688971.0	4733.4	210	55	250	Metech-RC
63	M125-G-4	2438420.0	14688964.0	4733.4	0	90	125	Metech-RC
64	M135-A-1	2437864.2	14689413.0	4748.4	0	90	150	Metech-RC
65	M135-C50-1	2438165.8	14689232.0	4724.4	0	90	200	Metech-RC
66	M135-E-1	2438288.5	14689158.0	4718.4	0	90	150	Metech-RC
67	M135-E-2	2438285.2	14689158.0	4718.4	210	55	150	Metech-RC
68	M135-I-1	2438643.5	14688935.0	4719.4	0	90	250	Metech-RC
69	M135-K-1	2438812.2	14688853.0	4695.4	0	90	150	Metech-RC
70	M135-K-2	2438809.0	14688849.0	4695.4	0	90	150	Metech-RC
71	M140-G-1	2438496.2	14689096.0	4711.4	0	90	325	Metech-RC
72	M140-G-2	2438496.0	14689110.0	4711.4	210	50	157	Metech-RC
73	M140-G-3	2438492.8	14689109.0	4711.4	210	50	165	Metech-RC
74	M148-E-1	2438365.2	14689275.0	4712.4	0	90	200	Metech-RC
75	M15-A1-1	2437228.8	14688402.0	4860.6	0	90	300	Metech-RC
76	M15-A1-2	2437228.8	14688402.0	4860.4	210	50	200	Metech-RC
77	M15-A1-3	2437225.5	14688402.0	4860.4	300	45	150	Metech-RC
78	M15-A1-4	2437225.5	14688402.0	4860.4	160	45	150	Metech-RC
79	M15-A1-5	2437225.5	14688402.0	4860.4	250	45	150	Metech-RC
80	M15-A1-6	2437225.5	14688402.0	4860.4	70	45	150	Metech-RC
81	M15-B-1	2437414.5	14688290.0	4829.4	0	90	250	Metech-RC
82	M15-B-2	2437414.5	14688290.0	4829.4	210	55	100	Metech-RC
83	M15-C1-1	2437083.0	14688491.0	4838.4	0	90	250	Metech-RC
84	M15-C1-2	2437079.5	14688494.0	4838.4	210	55	150	Metech-RC
85	M15-C50-1	2437560.5	14688201.0	4800.4	0	90	100	Metech-RC
86	M15-E-1	2437673.2	14688134.0	4785.4	0	90	150	Metech-RC
87	M15-E1-1	2436887.5	14688599.0	4849.4	0	90	150	Metech-RC
88	M15-G1-1	2436731.8	14688692.0	4879.4	0	90	150	Metech-RC
89	M15-K-1	2438197.0	14687825.0	4724.4	0	90	200	Metech-RC
90	M15-K-2	2438193.5	14687831.0	4724.4	210	45	150	Metech-RC
91	M150-B-1	2438113.0	14689441.0	4727.4	0	90	200	Metech-RC
92	M150-C50-1	2438245.8	14689361.0	4716.4	0	90	150	Metech-RC

M3-PN110127 23 May 2012 Revision 0	303

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

93	M150-I-1	2438736.2	14689068.0	4697.4	0	90	250	Metech-RC
94	M150-K-1	2438905.2	14688982.0	4690.4	0	90	175	Metech-RC
95	M150-K-2	2438895.2	14688979.0	4690.4	210	55	100	Metech-RC
96	M150-M-1	2439058.2	14688857.0	4672.4	0	90	150	Metech-RC
97	M150-O-1	2439227.2	14688755.0	4662.4	0	90	200	Metech-RC
98	M150-Q-1	2439386.0	14688689.0	4656.4	0	90	150	Metech-RC
99	M150-S-1	2439565.0	14688587.0	4661.4	0	90	250	Metech-RC
100	M155-G-1	2438566.0	14689235.0	4701.6	0	90	150	Metech-RC
101	M157.5-I-1	2438744.5	14689160.0	4691.4	0	90	150	Metech-RC
102	M165-A-1	2438013.8	14689672.0	4731.4	0	90	150	Metech-RC
103	M165-E-1	2438428.2	14689427.0	4707.4	0	90	350	Metech-RC
104	M165-E-2	2438441.2	14689427.0	4707.4	0	90	150	Metech-RC
105	M165-I-1	2438779.5	14689219.0	4689.4	0	90	200	Metech-RC
106	M165-K-1	2438985.0	14689102.0	4678.3	0	90	220	Metech-RC-Twin
107	M165-K-2	2438994.8	14689105.0	4678.4	210	55	200	Metech-RC
108	M165-K-3	2438955.2	14689118.0	4680.7	340	45	175	Metech-RC
109	M165-M-1	2439134.8	14688986.0	4677.4	0	90	200	Metech-RC
110	M165-O-1	2439300.5	14688884.0	4655.4	0	90	215	Metech-RC
111	M165-Q-1	2439469.0	14688815.0	4651.4	0	90	200	Metech-RC
112	M167.5-G	2438623.2	14689341.0	4693.4	0	90	200	Metech-RC
113	M172.5-I-1	2438817.8	14689289.0	4685.5	0	90	150	Metech-RC-Twin
114	M175-K-1	2439003.0	14689210.0	4673.8	0	90	200	Metech-RC
115	M177-H-1	2438763.8	14689373.0	4688.3	0	90	200	Metech-RC
116	M178-J-1	2438945.8	14689291.0	4679.8	0	90	175	Metech-RC
117	M180-E-1	2438498.0	14689562.0	4711.4	0	90	200	Metech-RC
118	M180-G-1	2438673.5	14689470.0	4700.4	0	90	200	Metech-RC
119	M180-I-1	2438866.0	14689349.0	4681.4	0	90	235	Metech-RC
120	M180-M-1	2439211.2	14689115.0	4668.4	0	90	150	Metech-RC
121	M180-M-2	2439207.8	14689128.0	4666.4	160	45	150	Metech-RC
122	M180-O-1	2439387.0	14689010.0	4654.4	0	90	150	Metech-RC
123	M180-Q-1	2439545.5	14688944.0	4645.4	0	90	150	Metech-RC
124	M180-S-1	2439720.8	14688875.0	4645.4	0	90	350	Metech-RC
125	M180-S-2	2439370.0	14689039.0	4659.7	250	45	150	Metech-RC
126	M183-L-1	2439147.2	14689213.0	4667.6	0	90	175	Metech-RC
127	M185-K-1	2439054.0	14689293.0	4671.4	0	90	200	Metech-RC
128	M187.5-I-1	2438897.5	14689415.0	4682.4	0	90	200	Metech-RC
129	M190-G-1	2438738.0	14689540.0	4682.4	0	90	150	Metech-RC
130	M195-I-1	2438935.8	14689481.0	4684.4	0	90	225	Metech-RC
131	M195-K-1	2439107.8	14689399.0	4673.4	210	55	400	Metech-RC
132	M195-K-2	2439107.8	14689412.0	4673.7	0	90	200	Metech-RC
133	M195-L-1	2439191.0	14689332.0	4665.4	0	90	250	Metech-RC
134	M195-M-1	2439287.8	14689248.0	4658.4	0	90	340	Metech-RC-Twin
135	M195-M-2	2439281.0	14689248.0	4658.4	210	55	200	Metech-RC-Twin
136	M195-M-3	2439277.2	14689277.0	4659.4	70	45	200	Metech-RC

M3-PN110127 23 May 2012 Revision 0	304

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

137	M195-M-4	2439280.8	14689274.0	4659.4	160	45	150	Metech-RC
138	M195-O-1	2439456.8	14689146.0	4650.4	0	90	150	Metech-RC
139	M195-O-2	2439453.5	14689143.0	4650.4	210	55	250	Metech-RC
140	M195-Q-1	2439625.5	14689070.0	4639.4	0	90	200	Metech-RC
141	M20-G-1	2437877.5	14688082.0	4781.4	0	90	300	Metech-RC
142	M20-G-2	2437877.5	14688082.0	4781.4	210	55	250	Metech-RC
143	M200-W-1	2440168.0	14688811.0	4632.4	0	90	205	Metech-RC
144	M202.5-I-1	2438974.2	14689541.0	4683.4	0	90	100	Metech-RC
145	M204-G-1	2438798.2	14689659.0	4695.4	0	90	395	Metech-RC
146	M205-G-2	2438814.5	14689666.0	4694.4	0	90	150	Metech-RC-Twin
147	M205-J-1	2439082.8	14689523.0	4681.9	0	90	225	Metech-RC
148	M205-L-1	2439252.2	14689398.0	4669.4	0	90	160	Metech-RC
149	M210-I-1	2439012.2	14689611.0	4684.4	0	90	200	Metech-RC
150	M210-K-1	2439181.5	14689502.0	4674.4	0	90	250	Metech-RC-Twin
151	M210-M-1	2439350.5	14689410.0	4665.4	0	90	250	Metech-RC
152	M210-M-2	2439347.2	14689407.0	4665.4	210	55	200	Metech-RC
153	M210-M-3	2439344.0	14689410.0	4665.4	290	50	265	Metech-RC
154	M210-O-1	2439499.8	14689321.0	4655.4	0	90	335	Metech-RC-Twin
155	M210-O-2	2439493.0	14689320.0	4655.4	210	55	200	Metech-RC
156	M210-Q-1	2439685.2	14689219.0	4640.2	0	90	200	Metech-RC
157	M217-G-1	2438875.0	14689769.0	4684.4	0	90	200	Metech-RC
158	M217-O-1	2439567.8	14689368.0	4652.4	0	90	175	Metech-RC
159	M22.5-A1-1	2437277.0	14688458.0	4856.4	0	90	125	Metech-RC
160	M225-I-1	2439076.0	14689717.0	4679.4	0	90	300	Metech-RC
161	M225-K-1	2439261.2	14689635.0	4671.4	0	90	275	Metech-RC
162	M225-M-1	2439420.5	14689532.0	4660.4	0	90	200	Metech-RC
163	M225-M-2	2439420.5	14689532.0	4661.4	210	55	200	Metech-RC
164	M225-M-3	2439427.0	14689529.0	4663.4	160	45	150	Metech-RC
165	M225-O-1	2439599.5	14689434.0	4652.4	0	90	200	Metech-RC
166	M225-O-2	2439596.0	14689434.0	4652.9	210	55	240	Metech-RC
167	M225-Q-1	2439775.0	14689332.0	4640.4	0	90	250	Metech-RC
168	M232-O-1	2439644.0	14689504.0	4652.4	210	55	200	Metech-RC
169	M240-G-1	2438996.2	14689965.0	4687.4	0	90	200	Metech-RC
170	M240-K-1	2439360.5	14689781.0	4662	0	90	355	Metech-RC
171	M240-M-1	2439487.0	14689671.0	4657.4	0	90	340	Metech-RC
172	M240-M-2	2439483.8	14689671.0	4657.4	210	55	150	Metech-RC
173	M240-O-1	2439682.5	14689563.0	4651.4	0	90	200	Metech-RC
174	M240-Q-1	2439851.5	14689468.0	4642.4	0	90	250	Metech-RC
175	M240-S-1	2440007.2	14689375.0	4630.4	0	90	340	Metech-RC
176	M255-K-1	2439414.2	14689897.0	4660.4	0	90	315	Metech-RC
177	M255-M-1	2439583.2	14689791.0	4647.4	0	90	200	Metech-RC
178	M255-O-1	2439759.0	14689693.0	4644.4	0	90	200	Metech-RC
179	M255-Q-1	2439928.0	14689597.0	4636.4	0	90	200	Metech-RC
180	M255-S-1	2440097.2	14689488.0	4624.4	0	90	200	Metech-RC

M3-PN110127 23 May 2012 Revision 0	305

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

181	M270-O-1	2439822.2	14689828.0	4636.4	0	90	335	Metech-RC
182	M270-Q-1	2440007.8	14689730.0	4634.4	0	90	200	Metech-RC-Twin
183	M270-S-1	2440180.0	14689628.0	4622.4	0	90	250	Metech-RC-Twin
184	M285-Q-1	2440074.5	14689852.0	4625.4	0	90	200	Metech-RC
185	M285-S-1	2440250.0	14689750.0	4620.8	0	90	250	Metech-RC
186	M30-A1-1	2437312.0	14688531.0	4849.8	0	90	340	Metech-RC
187	M30-A1-2	2437312.0	14688531.0	4849.8	210	50	250	Metech-RC
188	M30-A1-3	2437308.5	14688534.0	4849.4	160	45	150	Metech-RC
189	M30-B-1	2437487.8	14688416.0	4808.4	0	90	250	Metech-RC
190	M30-B-2	2437487.8	14688423.0	4808.4	210	55	200	Metech-RC
191	M30-C1-1	2437153.0	14688614.0	4826.4	0	90	250	Metech-RC
192	M30-C1-2	2437149.8	14688617.0	4826.4	210	55	100	Metech-RC
193	M30-C50-1	2437630.5	14688330.0	4817.4	0	90	100	Metech-RC
194	M30-C50-2	2437630.5	14688330.0	4817.4	210	55	50	Metech-RC
195	M30-C50-3	2437623.8	14688340.0	4817.4	210	55	100	Metech-RC
196	M30-E-1	2437756.2	14688257.0	4807.4	0	90	250	Metech-RC
197	M30-E-2	2437756.2	14688257.0	4807.4	210	55	150	Metech-RC
198	M30-E1-1	2436964.0	14688732.0	4841.4	0	90	150	Metech-RC
199	M30-I-1	2438114.2	14688056.0	4747.4	0	90	200	Metech-RC
200	M30-I-2	2438111.0	14688053.0	4747.4	210	45	150	Metech-RC
201	M30-K-1	2438270.2	14687954.0	4731.4	0	90	250	Metech-RC-Twin
202	M30-K-2	2438266.8	14687954.0	4730.4	210	55	150	Metech-RC
203	M30-M-1	2438445.8	14687852.0	4717.4	0	90	200	Metech-RC
204	M30-O-1	2438625.2	14687727.0	4679.6	0	90	250	Metech-RC
205	M300-Q-1	2440151.0	14689975.0	4643.4	0	90	200	Metech-RC
206	M35-B1-1	2437268.0	14688606.0	4830.4	0	90	175	Metech-RC
207	M35-G-1	2437950.8	14688204.0	4770.4	0	90	300	Metech-RC
208	M35-G-2	2437950.8	14688204.0	4770.4	210	55	245	Metech-RC
209	M40-K-1	2438321.2	14688040.0	4731.4	210	55	250	Metech-RC
210	M45-A-1	2437478.2	14688593.0	4818.6	0	90	150	Metech-RC
211	M45-A1-1	2437381.8	14688664.0	4807.2	0	90	257	Metech-RC
212	M45-A1-2	2437381.8	14688664.0	4807.4	210	45	250	Metech-RC
213	M45-A1-3	2437381.8	14688664.0	4807.4	30	50	235	Metech-RC
214	M45-A1-4	2437381.8	14688670.0	4807.4	70	45	175	Metech-RC
215	M45-B-1	2437564.2	14688545.0	4807.4	0	90	250	Metech-RC
216	M45-B-2	2437561.0	14688545.0	4807.4	210	55	75	Metech-RC
217	M45-C1-1	2437226.2	14688743.0	4811.4	0	90	200	Metech-RC-Twin
218	M45-C1-2	2437226.2	14688743.0	4811.4	210	55	200	Metech-RC-Twin
219	M45-C1-3	2437219.5	14688746.0	4811.4	110	45	150	Metech-RC
220	M45-C50-1	2437706.8	14688463.0	4797.4	0	90	250	Metech-RC
221	M45-C50-2	2437703.5	14688462.0	4797.4	210	55	100	Metech-RC
222	M45-E-1	2437826.2	14688389.0	4785.4	0	90	100	Metech-RC
223	M45-E-2	2437826.2	14688389.0	4785.4	210	45	75	Metech-RC
224	M45-E1-1	2437037.2	14688858.0	4848.4	0	90	200	Metech-RC

M3-PN110127 23 May 2012 Revision 0	306

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

225	M45-I-1	2438177.5	14688189.0	4748.4	0	90	150	Metech-RC
226	M45-K-1	2438353.2	14688080.0	4729.4	0	90	250	Metech-RC
227	M5-G-1	2437791.2	14687952.0	4769.4	0	90	300	Metech-RC
228	M5-G-2	2437791.2	14687952.0	4769.4	210	55	300	Metech-RC
229	M50-D1-1	2437169.0	14688827.0	4820.4	0	90	145	Metech-RC
230	M50-G-1	2438034.0	14688321.0	4776.4	0	90	300	Metech-RC
231	M50-G-2	2438037.2	14688324.0	4775.4	210	55	250	Metech-RC
232	M52.5-A1-1	2437420.2	14688713.0	4801.4	0	90	75	Metech-RC
233	M60-A1-1	2437481.2	14688787.0	4789.4	0	90	450	Metech-RC
234	M60-A1-2	2437481.2	14688787.0	4789.4	210	50	145	Metech-RC
235	M60-A1-3	2437451.8	14688796.0	4789.4	30	50	165	Metech-RC
236	M60-A1-4	2437451.8	14688796.0	4789.4	0	90	100	Metech-RC
237	M60-B-1-2	2437644.0	14688675.0	4787.4	0	90	250	Metech-RC
238	M60-B-3	2437644.0	14688675.0	4788.4	210	55	75	Metech-RC
239	M60-C1-1	2437302.8	14688869.0	4815.4	0	90	150	Metech-RC
240	M60-C1-2	2437289.8	14688865.0	4817.4	70	45	150	Metech-RC
241	M60-C50-1	2437780.0	14688592.0	4789.4	0	90	100	Metech-RC
242	M60-C50-2	2437780.0	14688592.0	4789.4	210	55	100	Metech-RC
243	M60-E-1	2437902.8	14688518.0	4812.4	0	90	250	Metech-RC
244	M60-E-2	2437899.2	14688522.0	4812.4	210	55	75	Metech-RC
245	M60-E1-1	2437110.2	14688990.0	4847.4	0	90	150	Metech-RC
246	M60-I-1	2438260.5	14688315.0	4772.8	0	90	250	Metech-RC
247	M60-I-2	2438263.8	14688318.0	4772.4	210	55	75	Metech-RC
248	M60-K-1	2438429.8	14688216.0	4731.4	0	90	100	Metech-RC
249	M62-M-1	2438614.8	14688131.0	4706.4	0	90	40	Metech-RC
250	M62-M-2	2438618.0	14688137.0	4706.4	0	90	400	Metech-RC
251	M65-A-1	2437573.5	14688765.0	4793.6	0	90	150	Metech-RC
252	M65-G-1	2438113.8	14688457.0	4796.4	0	90	500	Metech-RC
253	M65-G-2	2438113.8	14688457.0	4796.3	0	90	200	Metech-RC
254	M65-G-3	2438113.8	14688457.0	4796.4	210	55	250	Metech-RC
255	M7.5-C1-1	2437041.5	14688418.0	4849.1	0	90	150	Metech-RC
256	M7.5-D1-1	2436955.5	14688469.0	4843.4	0	90	150	Metech-RC
257	M75-A-2	2437647.8	14688836.0	4776.1	0	90	145	Metech-RC
258	M75-A1-1	2437548.0	14688916.0	4782.4	0	90	250	Metech-RC
259	M75-A1-2	2437548.0	14688916.0	4782.4	210	55	255	Metech-RC
260	M75-B-1	2437724.0	14688801.0	4771.4	0	90	250	Metech-RC
261	M75-B-2	2437717.5	14688794.0	4771.4	210	55	150	Metech-RC
262	M75-C1-1	2437386.0	14688992.0	4817.4	0	90	200	Metech-RC
263	M75-C1-2	2437386.0	14688992.0	4817.4	210	45	150	Metech-RC
264	M75-C50-1	2437860.0	14688715.0	4776.4	0	90	100	Metech-RC
265	M75-C50-2	2437860.0	14688715.0	4776.4	210	55	100	Metech-RC
266	M75-E-1	2437975.8	14688651.0	4808.4	0	90	250	Metech-RC
267	M75-E-2	2437972.5	14688651.0	4808.4	210	55	75	Metech-RC
268	M75-I-1	2438330.8	14688437.0	4767.4	0	90	275	Metech-RC-Twin

M3-PN110127 23 May 2012 Revision 0	307

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

269	M75-I-2	2438327.2	14688437.0	4767.4	210	55	75	Metech-RC
270	M75-K-1	2438516.0	14688345.0	4728.4	0	90	100	Metech-RC
271	M80-G-1	2438180.8	14688569.0	4781.4	0	90	290	Metech-RC
272	M80-G-2	2438180.8	14688569.0	4781.4	30	55	250	Metech-RC
273	M80-G-3	2438180.8	14688569.0	4781.4	210	55	250	Metech-RC
274	M90-A1-1	2437637.8	14689042.0	4782.4	0	90	210	Metech-RC
275	M90-A1-2	2437637.8	14689042.0	4782.4	210	50	250	Metech-RC
276	M90-B-1-2	2437807.0	14688927.0	4758.4	0	90	305	Metech-RC-Twin
277	M90-B-3	2437807.0	14688930.0	4758.4	210	55	150	Metech-RC
278	M90-C1-1	2437469.0	14689124.0	4819.4	0	90	200	Metech-RC
279	M90-C50-1	2437936.5	14688844.0	4762.4	0	90	200	Metech-RC
280	M90-C50-2	2437933.2	14688841.0	4762.4	210	55	100	Metech-RC
281	M90-E-1	2438059.0	14688771.0	4775.4	0	90	295	Metech-RC
282	M90-E-2	2438055.8	14688770.0	4775.4	210	55	70	Metech-RC
283	M90-E-3	2438042.5	14688777.0	4775.4	210	55	150	Metech-RC
284	M90-I-1	2438404.0	14688563.0	4738.4	0	90	300	Metech-RC
285	M90-I-2	2438397.5	14688560.0	4738.4	210	55	200	Metech-RC
286	M90-K-1	2438592.5	14688478.0	4712.4	0	90	100	Metech-RC
287	M90-K-2	2438592.5	14688478.0	4712.4	210	55	75	Metech-RC
288	M90-M-1	2438735.2	14688379.0	4697.4	0	90	200	Metech-RC
289	M90-O-1	2438940.8	14688251.0	4692.4	0	90	400	Metech-RC-Twin
290	M95-G-1	2438256.5	14688735.0	4763.4	0	90	300	Metech-RC-Twin
291	M95-G-2	2438259.8	14688735.0	4763.4	210	55	250	Metech-RC
321	QM-001	2435864.5	14691006.0	4944.4	0	90	400	Quaterra-RC-2009
322	QM-002	2435796.5	14690582.0	4899.5	0	90	400	Quaterra-RC-2009
323	QM-003	2435385.2	14690650.0	4953.5	0	90	400	Quaterra-RC-2009
324	QM-004	2434806.0	14690561.0	5019.5	0	90	400	Quaterra-RC-2009
325	QM-005	2434338.8	14690583.0	5030.9	0	90	450	Quaterra-RC-2009
326	QM-006	2435344.0	14690076.0	4918	0	90	400	Quaterra-RC-2009
327	QM-007	2434877.0	14690089.0	4960.8	0	90	400	Quaterra-RC-2009
328	QM-008	2434859.0	14689588.0	4964.3	0	90	400	Quaterra-RC-2009
329	QM-009	2434361.0	14688588.0	5095.4	0	90	400	Quaterra-RC-2009
330	QM-010	2433439.8	14688012.0	5131.8	0	90	870	Quaterra-RC-2009
331	QM-011	2441125.8	14690450.0	4580.5	0	90	355	Quaterra-RC-2009
332	QM-012	2440654.0	14690360.0	4626.1	0	90	400	Quaterra-RC-2009
333	QM-013	2440565.0	14690077.0	4621.4	0	90	290	Quaterra-RC-2009
334	QM-014	2440330.5	14689877.0	4622.5	0	90	350	Quaterra-RC-2009
335	QM-015	2439754.2	14690061.0	4672.8	0	90	400	Quaterra-RC-2009
336	QM-016	2439295.2	14690064.0	4680.9	0	90	390	Quaterra-RC-2009
337	QM-017	2439149.8	14690245.0	4710.1	0	90	450	Quaterra-RC-2009
338	QM-018	2439152.8	14690250.0	4710.8	30	45	510	Quaterra-RC-2009
339	QM-019	2439148.0	14690240.0	4709.7	210	60	450	Quaterra-RC-2009
340	QM-020	2438814.2	14689656.0	4701.5	0	45	530	Quaterra-RC-2009
341	QM-021	2438821.2	14689625.0	4701.3	180	60	450	Quaterra-RC-2009

M3-PN110127 23 May 2012 Revision 0	308

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

342	QM-022	2440216.8	14690168.0	4676	0	90	440	Quaterra-RC-2009
343	QM-023	2440214.2	14690168.0	4676.2	210	60	400	Quaterra-RC-2009
344	QM-024	2439750.2	14690050.0	4672.5	210	70	350	Quaterra-RC-2009
345	QM-025	2439298.0	14690041.0	4678.6	210	60	520	Quaterra-RC-2009
346	QM-026	2438455.8	14692500.0	4921.2	156.9	89.2	2000	Quaterra-Core-2009
347	QM-027	2439340.8	14690886.0	4835.4	180	45	540	Quaterra-RC-2009
348	QM-028	2439341.5	14690898.0	4836.4	0	60	470	Quaterra-RC-2009
349	QM-029	2439836.2	14691008.0	4797.6	180	45	500	Quaterra-RC-2009
350	QM-030	2438868.2	14690852.0	4835.3	180	45	500	Quaterra-RC-2009
351	QM-031	2438869.0	14690862.0	4835.8	0	60	430	Quaterra-RC-2009
352	QM-032	2438339.2	14690896.0	4845.6	0	60	500	Quaterra-RC-2009
353	QM-033	2438347.8	14690878.0	4845	270	45	490	Quaterra-RC-2009
354	QM-034	2438356.5	14690878.0	4844.9	90	45	450	Quaterra-RC-2009
355	QM-035	2433485.0	14687995.0	5129.2	186	62.74	800	Quaterra-RC-2009
356	QM-036	2438847.8	14690863.0	4835.8	137.5	89.59	1917	Quaterra-Core-2009
357	QM-037	2433474.0	14687992.0	5129.2	272.5	60.82	900	Quaterra-RC-2009
358	QM-038	2433330.8	14687579.0	5181.3	202.2	89.26	800	Quaterra-RC-2009
359	QM-039	2433331.0	14687575.0	5180.8	174.9	47.28	800	Quaterra-RC-2009
360	QM-040	2433319.2	14687587.0	5180.8	270	60	415	Quaterra-RC-2009
361	QM-041	2432612.2	14687994.0	5335.5	41.3	89.35	1894	Quaterra-Core-2009
362	QM-042	2433253.8	14688630.0	5267.4	0	45	400	Quaterra-RC-2009
363	QM-043	2433247.2	14688616.0	5268.5	270	45	620	Quaterra-RC-2009
364	QM-044	2433462.5	14688003.0	5130.2	357.1	61.7	965	Quaterra-RC-2009
365	QM-045	2433488.2	14688007.0	5129	119.2	45.63	800	Quaterra-RC-2009
366	QM-046	2432612.5	14687995.0	5335.8	20	50	1502	Quaterra-Core-2009
367	QM-047	2433252.5	14688616.0	5266.8	149.4	89.36	1030	Quaterra-RC-2009
368	QM-048	2434353.5	14688588.0	5096	270	60	1000	Quaterra-RC-2009
369	QM-049	2433328.5	14689608.0	5198.4	181.8	58.62	1478	Quaterra-Core-2009
370	QM-050	2434358.0	14688585.0	5096	180	60	800	Quaterra-RC-2009
371	QM-051	2434367.2	14688601.0	5095.2	0	45	400	Quaterra-RC-2009
372	QM-052	2434816.2	14689064.0	4994.1	180	45	420	Quaterra-RC-2009
373	QM-053	2434841.0	14689072.0	4995.3	270	45	490	Quaterra-RC-2009
374	QM-054	2434871.2	14690068.0	4964.5	270	45	480	Quaterra-RC-2009
375	QM-055	2435385.2	14690650.0	4953.5	0	45	500	Quaterra-RC-2009
376	QM-056	2435864.5	14691006.0	4944.4	270	45	550	Quaterra-RC-2009
377	QM-057	2435819.8	14691616.0	4837.8	0	90	400	Quaterra-RC-2009
378	QM-058	2435818.0	14691607.0	4837.8	180	45	450	Quaterra-RC-2009
379	QM-059	2435821.0	14691638.0	4839.4	0	45	450	Quaterra-RC-2009
380	QM-060	2435821.8	14691623.0	4844.9	270	45	400	Quaterra-RC-2009
381	QM-061	2436367.5	14691559.0	4861.7	0	90	550	Quaterra-RC-2009
382	QM-062	2436366.0	14691549.0	4856.2	180	45	500	Quaterra-RC-2009
383	QM-063	2436860.0	14691534.0	4919.3	0	90	500	Quaterra-RC-2009
384	QM-064	2436859.8	14691542.0	4919.3	0	45	650	Quaterra-RC-2009
385	QM-065	2437340.0	14691523.0	4910.3	0	90	520	Quaterra-RC-2009

M3-PN110127 23 May 2012 Revision 0	309

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

386	QM-066	2437791.0	14691548.0	4908.1	0	90	570	Quaterra-RC-2009
387	QM-067	2436591.0	14687981.0	4831.6	0	90	500	Quaterra-RC-2009
388	QM-068	2438356.0	14692038.0	4925.6	0	90	600	Quaterra-RC-2009
389	QM-069	2435327.5	14689601.0	5019.8	180	60	450	Quaterra-RC-2009
390	QM-070	2438849.5	14692023.0	4828.4	0	90	490	Quaterra-RC-2009
391	QM-071	2436912.2	14689010.0	4830.5	0	90	470	Quaterra-RC-2009
392	QM-072	2439343.8	14692065.0	4852.8	0	90	860	Quaterra-RC-2009
393	QM-073	2436912.2	14689018.0	4829.9	0	45	520	Quaterra-RC-2009
394	QM-074	2437960.8	14689556.0	4749.6	0	90	460	Quaterra-RC-2009
395	QM-075	2437528.5	14689249.0	4793.6	0	90	430	Quaterra-RC-2009
396	QM-076	2437961.0	14689562.0	4746.8	0	45	490	Quaterra-RC-2009
397	QM-077	2438375.2	14689539.0	4718.9	0	90	450	Quaterra-RC-2009
398	QM-078	2438354.5	14690525.0	4742.2	180	45	420	Quaterra-RC-2009
399	QM-079	2437323.5	14690611.0	4917	180	45	530	Quaterra-RC-2009
400	QM-080	2436820.8	14690547.0	4918	180	45	500	Quaterra-RC-2009
401	QM-081	2436340.2	14690073.0	4855.7	180	45	510	Quaterra-RC-2009
402	QM-082	2439386.0	14688689.0	4660	0	90	470	Quaterra-RC-2009
403	QM-083	2438659.2	14688601.0	4693.4	0	90	490	Quaterra-RC-2010
404	QM-084	2437950.8	14688204.0	4735	0	90	450	Quaterra-RC-2010
405	QM-085	2437312.0	14688531.0	4784	0	90	490	Quaterra-RC-2010
406	QM-086	2436331.0	14688572.0	4918.8	0	90	400	Quaterra-RC-2010
407	QM-087	2436811.5	14687556.0	4814.1	0	90	500	Quaterra-RC-2010
408	QM-088	2436324.8	14688064.0	4848.4	180	60	480	Quaterra-RC-2010
409	QM-089	2434836.0	14688577.0	5019.4	0	90	800	Quaterra-RC-2010
410	QM-090	2433817.8	14687584.0	5101.1	0	90	430	Quaterra-RC-2010
411	QM-091	2433829.2	14688072.0	5108	0	90	600	Quaterra-RC-2010
412	QM-092	2433855.5	14689121.0	5078.7	0	90	400	Quaterra-RC-2010
413	QM-093	2434372.2	14689578.0	5009.6	0	90	400	Quaterra-RC-2010
414	QM-094	2436859.8	14690079.0	4810.6	0	90	500	Quaterra-RC-2010
415	QM-095	2438827.0	14690045.0	4705.3	0	90	400	Quaterra-RC-2010
416	QM-096	2438291.2	14690022.0	4792.9	0	90	440	Quaterra-RC-2010
417	QM-097	2437833.8	14690060.0	4789.9	0	90	580	Quaterra-RC-2010
418	QM-098	2437331.2	14690059.0	4810.7	0	90	570	Quaterra-RC-2010
419	QM-099	2439854.5	14692779.0	4857.7	0	90	1529	Quaterra-Core-2010
420	QM-100	2438352.5	14693453.0	4763.7	0	90	1965	Quaterra-Core-2010
421	QM-101	2436856.0	14689576.0	4870.9	0	90	625	Quaterra-RC-2010
422	QM-102	2434353.0	14690104.0	5058.5	0	90	700	Quaterra-RC-2010
423	QM-103	2433839.0	14689583.0	5109.4	0	90	450	Quaterra-RC-2010
424	QM-104	2433317.5	14690089.0	5158.8	0	90	500	Quaterra-RC-2010
425	QM-105	2432820.5	14687578.0	5339	0	90	405	Quaterra-RC-2010
426	QM-106	2433322.5	14687084.0	5172.5	0	90	400	Quaterra-RC-2010
427	QM-107	2434826.8	14687594.0	4982.5	0	90	425	Quaterra-RC-2010
428	QM-108	2436322.2	14687569.0	4876	0	90	355	Quaterra-RC-2010
429	QM-109	2439099.5	14694670.0	4648.2	180	60	1053	Quaterra-Core-2010

M3-PN110127 23 May 2012 Revision 0	310

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

430	QM-110	2435826.5	14688072.0	4892.5	0	90	400	Quaterra-RC-2010
431	QM-111	2435324.5	14688082.0	4928.3	0	90	400	Quaterra-RC-2010
432	QM-112	2434329.8	14688076.0	5032.3	0	90	400	Quaterra-RC-2010
433	QM-113	2434347.2	14687543.0	5031	0	90	350	Quaterra-RC-2010
434	QM-114	2435825.2	14688575.0	4958.8	0	90	400	Quaterra-RC-2010
435	QM-115	2435828.5	14689083.0	4944.3	0	90	600	Quaterra-RC-2010
436	QM-116	2435829.2	14689564.0	4945.2	0	90	600	Quaterra-RC-2010
437	QM-117	2436320.2	14689083.0	4882.7	0	90	400	Quaterra-RC-2010
438	QM-118	2439319.5	14688037.0	4654.2	0	90	350	Quaterra-RC-2010
439	QM-119	2438821.8	14687548.0	4679.9	0	90	550	Quaterra-RC-2010
440	QM-120	2434847.0	14691083.0	5021.2	0	90	650	Quaterra-RC-2010
441	QM-121	2434848.0	14691581.0	4931	0	90	580	Quaterra-RC-2010
442	QM-122	2434360.0	14692097.0	4896.8	0	90	600	Quaterra-RC-2010
443	QM-123	2435347.0	14692068.0	4887.6	0	90	670	Quaterra-RC-2010
444	QM-124	2435838.5	14692067.0	4824.2	0	90	780	Quaterra-RC-2010
445	QM-125	2436347.5	14692070.0	4794.1	0	90	500	Quaterra-RC-2010
446	QM-126	2436847.2	14692071.0	4787.7	0	60	450	Quaterra-RC-2010
447	QM-127	2437348.8	14692052.0	4804.3	0	90	700	Quaterra-RC-2010
448	QM-128	2437837.5	14692046.0	4885.2	0	90	900	Quaterra-RC-2010
449	QM-129	2436871.0	14692033.0	4780	0	90	802.5	Quaterra-RC-2010
450	QM-130	2430341.8	14689604.0	5214.3	180	60	585	Quaterra-RC-2010
451	QM-131	2430342.8	14689115.0	5255.7	0	90	965	Quaterra-RC-2010
452	QM-132	2430272.0	14688603.0	5318.4	260	60	800	Quaterra-RC-2010
453	QM-133	2431832.5	14688594.0	5198	180	60	550	Quaterra-RC-2010
454	QM-134	2431831.8	14688242.0	5215.9	180	70	455	Quaterra-RC-2010
455	QM-135	2432331.0	14688086.0	5285.8	0	90	475	Quaterra-RC-2010
456	QM-136	2430530.2	14686766.0	5471.5	0	60	600	Quaterra-RC-2010
457	QM-137	2430385.2	14686851.0	5491	60	70	500	Quaterra-RC-2010
458	QM-138	2432335.5	14687581.0	5401.2	0	90	550	Quaterra-RC-2010
459	QM-139	2432809.5	14687071.0	5248.4	0	90	400	Quaterra-RC-2010
460	QM-140	2433361.2	14686677.0	5221.3	0	50	500	Quaterra-RC-2010
461	QM-141	2433828.0	14687100.0	5122.5	0	90	530	Quaterra-RC-2010
462	QM-142	2435822.8	14687577.0	4909.3	0	60	400	Quaterra-RC-2010
463	QM-143	2434825.5	14688086.0	4993.5	0	90	450	Quaterra-RC-2010
464	QM-144	2436318.0	14688068.0	4850.3	0	90	500	Quaterra-RC-2010
465	QM-145	2436829.8	14688521.0	4861.2	180	60	675	Quaterra-RC-2010
466	QM-146	2437326.0	14687572.0	4800.3	0	90	500	Quaterra-RC-2010
467	QM-147	2437810.8	14687564.0	4756.7	0	90	400	Quaterra-RC-2010
468	QM-148	2438318.8	14687543.0	4703.1	0	90	465	Quaterra-RC-2010
469	QM-149	2437329.2	14690054.0	4807.8	180	60	750	Quaterra-RC-2010
470	QM-150	2435343.5	14691039.0	4953.4	0	90	600	Quaterra-RC-2010
471	QM-151	2435355.2	14691570.0	4906.5	0	90	535	Quaterra-RC-2010
472	QM-152	2432832.5	14689606.0	5108.4	0	90	500	Quaterra-RC-2010
473	QM-153	2431831.8	14689094.0	5172	0	90	515	Quaterra-RC-2010

M3-PN110127 23 May 2012 Revision 0	311

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

474	QM-154	2432331.0	14688595.0	5216.4	0	90	500	Quaterra-RC-2010
475	QM-155	2432320.8	14687109.0	5339	180	60	575	Quaterra-RC-2010
476	QM-156	2434308.2	14687094.0	5122.6	0	90	450	Quaterra-RC-2010
477	QM-157	2439814.5	14689046.0	4638.2	0	90	435	Quaterra-RC-2010
481	QM-161	2438336.2	14692038.0	4909.7	180	75	225	QM_2011
482	QM-161a	2438336.2	14692038.0	4909.7	0	90	0	QM_2011
483	QM-162	2438342.2	14691802.0	4946.5	0	90	990	QM_2011
484	QM-163	2439915.8	14693459.0	4795.6	0	90	2069	QM_2011
485	QM-164	2438105.5	14694458.0	4683.3	0	90	2140	QM_2011
486	QM-165	2436834.0	14693581.0	4683	0	90	2041	QM_2011
487	QM-166	2433894.2	14693602.0	4957.7	0	90	2685.5	QM_2011
488	QM-167	2434369.2	14691096.0	4942.7	0	90	645	QM_2011
489	QM-168	2433327.8	14689071.0	5162.8	0	90	500	QM_2011
490	QM-169	2432844.2	14689104.0	5166.4	0	90	520	QM_2011
491	QM-170	2431342.5	14688606.0	5271.1	0	90	700	QM_2011
492	QM-171	2432267.0	14689065.0	5136.6	0	90	730	QM_2011
493	QM-172	2432805.0	14686598.0	5188.2	0	90	540	QM_2011
494	QM-173	2433819.0	14686530.0	5140.4	0	90	500	QM_2011
495	QM-174	2433820.5	14686098.0	5073.7	0	90	600	QM_2011
496	QM-175	2433803.8	14687582.0	5100	180	45	500	QM_2011
497	QM-176	2435323.0	14688565.0	4964.7	180	70	980	QM_2011
498	QM-177	2432122.2	14691213.0	4982.8	180	60	2352	QM_2011
499	QM-178	2435875.0	14690993.0	4942.7	180	45	500	QM_2011
500	QM-179	2436349.2	14691034.0	4944.3	180	45	600	QM_2011
501	QM-180	2436835.2	14691070.0	4934.6	270	45	535	QM_2011
502	QM-181	2436812.2	14691048.0	4934.9	0	45	500	QM_2011
503	QM-182	2437772.8	14691565.0	4898.4	180	60	780	QM_2011
504	QM-183	2438332.0	14690548.0	4761.5	180	45	500	QM_2011
505	QM-184	2438825.0	14690869.0	4834.2	90	45	440	QM_2011
506	QM-185	2433382.8	14690536.0	5064.6	160	60	473.5	QM_2011
507	QM-186	2437418.0	14691009.0	4841.2	90	45	450	QM_2011
508	QM-187	2439282.5	14691525.0	4772	0	60	440	QM_2011
509	QM-188	2439823.8	14690545.0	4775	0	90	440	QM_2011
510	QM-189	2439836.0	14691039.0	4784.3	0	45	520	QM_2011
511	QM-190	2438847.2	14691584.0	4839.6	0	45	700	QM_2011
512	QM-191	2438834.5	14690551.0	4774.7	0	90	400	QM_2011
513	QM-192	2439509.5	14689325.0	4640	90	45	450	QM_2011
514	QM-193	2439210.5	14689559.0	4679	90	45	500	QM_2011
515	QM-194	2439324.8	14689048.0	4613.9	90	45	340	QM_2011
516	QM-195	2438203.0	14688556.0	4707.4	270	45	400	QM_2011
517	QM-196	2437324.5	14688561.0	4782	180	45	300	QM_2011
518	QM-197	2437324.2	14688562.0	4781.7	90	45	300	QM_2011
519	QM-198	2435845.0	14691573.0	4846.7	90	45	400	QM_2011
520	QM-199	2432330.2	14688595.0	5211.9	270	45	600	QM_2011

M3-PN110127 23 May 2012 Revision 0	312

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

521	QM-200	2433826.2	14687099.0	5122.4	180	45	480	QM_2011
522	QM-201	2436303.0	14688067.0	4848.4	270	45	400	QM_2011
523	QM-202	2433361.2	14686674.0	5221.3	90	45	500	QM_2011
524	QM-203	2433320.2	14687090.0	5172.5	0	45	400	QM_2011
525	QM-204	2439271.5	14691481.0	4779.1	180	45	600	QM_2011
526	QM-205	2439324.2	14692068.0	4856.2	180	60	700	QM_2011
527	QM-206	2439090.8	14692046.0	4843.4	180	50	600	QM_2011
528	QM-207	2438581.2	14692020.0	4848.1	180	50	600	QM_2011
529	QM-208	2438336.5	14692027.0	4921.4	270	60	750	QM_2011
530	QM-209	2438580.5	14691541.0	4923.2	180	60	500	QM_2011
531	QM-210	2438297.8	14691572.0	4976.7	90	45	650	QM_2011
532	QM-211	2438307.8	14691562.0	4976.8	180	60	650	QM_2011
533	QM-212	2438298.8	14691586.0	4976.6	270	60	700	QM_2011
534	QM-213	2438091.2	14691554.0	4956.7	180	60	700	QM_2011
535	QM-214	2438809.8	14690061.0	4707.6	0	45	400	QM_2011
536	QM-215	2438285.2	14690013.0	4794.3	180	45	500	QM_2011
537	QM-216	2438283.5	14690004.0	4795	90	45	460	QM_2011
538	QM-217	2438339.2	14689321.0	4721.6	0	90	500	QM_2011
539	QM-218	2438586.2	14690554.0	4766.8	180	45	400	QM_2011
540	QM-219	2440078.0	14691013.0	4784.3	180	45	520	QM_2011
541	QM-220	2439585.5	14691014.0	4831.2	0	90	500	QM_2011
542	QM-221	2439580.0	14691022.0	4831.1	180	50	550	QM_2011
543	QM-222	2438847.8	14691548.0	4827.1	180	45	600	QM_2011
544	QM-223	2438836.0	14691800.0	4824.4	0	90	550	QM_2011
545	QM-224	2439086.0	14691547.0	4814.9	180	45	600	QM_2011
546	QM-225	2439596.8	14692061.0	4816	180	55	600	QM_2011
547	QM-226	2439604.5	14691549.0	4719.5	180	45	500	QM_2011
548	QM-227	2440325.0	14691027.0	4740.6	180	45	500	QM_2011
549	QM-228	2439570.0	14690561.0	4770.1	180	45	500	QM_2011
550	QM-229	2440325.0	14690548.0	4694.9	0	90	300	QM_2011
551	QM-230	2438365.0	14690551.0	4753.8	90	45	415	QM_2011
552	QM-231	2438818.8	14690547.0	4774.7	90	45	500	QM_2011
553	QM-232	2438080.8	14690551.0	4775.5	0	90	385	QM_2011
554	QM-233	2438076.0	14690547.0	4792.1	180	45	500	QM_2011
555	QM-234	2440071.5	14690049.0	4668.6	180	60	500	QM_2011
556	QM-235	2439066.0	14690075.0	4700.1	0	90	400	QM_2011
557	QM-236	2439085.5	14690564.0	4762.9	180	45	550	QM_2011
558	QM-237	2439867.8	14689550.0	4635.3	0	90	400	QM_2011
559	QM-238	2439318.0	14690991.0	4862.6	180	50	700	QM_2011
560	QM-239	2439177.8	14691048.0	4862.2	180	55	500	QM_2011
561	QM-240	2438828.0	14691051.0	4884.1	180	50	550	QM_2011
562	QM-241	2438586.0	14691050.0	4858.1	180	55	500	QM_2011
563	QM-242	2438083.0	14691081.0	4845.7	180	50	500	QM_2011
564	QM-243	2437579.2	14691070.0	4825.6	180	45	400	QM_2011

M3-PN110127 23 May 2012 Revision 0	313

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

565	QM-244	2437352.8	14691071.0	4857.2	180	45	670	QM_2011
566	QM-245	2437587.0	14691563.0	4897.5	180	45	125	QM_2011
567	QM-246	2437334.5	14691533.0	4914.5	180	45	140	QM_2011
568	QM-247	2437074.5	14691016.0	4910	0	90	360	QM_2011
569	QM-248	2436579.5	14691088.0	4952	180	70	400	QM_2011
570	QM-249	2436086.5	14691079.0	4924.6	180	60	450	QM_2011
571	QM-250	2440064.2	14689046.0	4651.9	0	90	400	QM_2011
572	QM-251	2439809.5	14689069.0	4646.8	0	45	500	QM_2011
573	QM-252	2440303.8	14689577.0	4622	0	90	400	QM_2011
574	QM-253	2440319.0	14689046.0	4657.9	0	90	400	QM_2011
575	QM-254	2439829.2	14688560.0	4650	0	90	400	QM_2011
576	QM-255	2438575.8	14689545.0	4715.7	0	90	400	QM_2011
577	QM-256	2438584.8	14690056.0	4734.6	180	45	500	QM_2011
578	QM-257	2437345.8	14689562.0	4798.8	0	90	500	QM_2011
579	QM-258	2436821.8	14688528.0	4864.2	0	90	450	QM_2011
580	QM-259	2436323.5	14688557.0	4921.8	180	45	445	QM_2011
581	QM-260	2435869.2	14691005.0	4942.7	90	45	500	QM_2011
582	QM-261	2435860.5	14691014.0	4943.3	0	45	500	QM_2011
583	QM-262	2435593.0	14691074.0	4911.6	180	45	400	QM_2011
584	QM-263	2435346.5	14691576.0	4912	180	45	450	QM_2011
585	QM-264	2440324.5	14690541.0	4695.3	180	55	400	QM_2011
586	QM-265	2439825.2	14690545.0	4775.2	180	55	500	QM_2011
587	QM-266	2435599.0	14691584.0	4866.1	180	45	450	QM_2011
588	QM-267	2436101.5	14691598.0	4863.8	180	50	450	QM_2011
589	QM-268	2433304.8	14686833.0	5200.4	180	60	300	QM_2011
590	QM-269	2433067.0	14686832.0	5239.4	0	90	350	QM_2011
591	QM-270	2435377.5	14690648.0	4956.9	180	45	400	QM_2011
592	QM-271	2435370.2	14690658.0	4956.7	90	45	500	QM_2011
593	QM-272	2435805.2	14690551.0	4893.9	180	45	300	QM_2011
594	QM-273	2439074.8	14689576.0	4689.5	180	60	430	QM_2011
595	QM-274	2438603.2	14692045.0	4845.6	0	90	600	QM_2011
596	QM-275	2437947.8	14689560.0	4751.3	180	45	550	QM_2011
597	QM-276	2432824.5	14686843.0	5251	0	90	300	QM_2011
598	QM-277	2432569.0	14686858.0	5255	0	90	250	QM_2011
599	QM-278	2432800.2	14687351.0	5301.7	0	90	300	QM_2011
600	QM-279	2432569.5	14687087.0	5297.1	0	90	400	QM_2011
601	QM-280	2439290.5	14688560.0	4668.8	0	90	400	QM_2011
602	QM-281	2439063.5	14688552.0	4676.7	0	90	480	QM_2011
603	QM-282	2439364.5	14688668.0	4666.2	0	45	450	QM_2011
604	QM-283	2438951.0	14688257.0	4690	180	45	595	QM_2011
605	QM-284	2438324.0	14688305.0	4713	0	90	450	QM_2011
606	QM-285	2437801.8	14687943.0	4773.6	0	90	400	QM_2011
607	QM-286	2437760.0	14688261.0	4738	0	90	460	QM_2011
608	QM-287	2437579.0	14688064.0	4788.8	0	90	400	QM_2011

M3-PN110127 23 May 2012 Revision 0	314

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

609	QM-288	2437533.8	14688316.0	4760	0	90	600	QM_2011
613	QM-292	2436773.0	14687908.0	4809.4	0	45	500	QM_2011
614	QM-293	2436770.8	14687892.0	4810.4	180	45	500	QM_2011
615	QM-294	2436757.0	14687934.0	4810.6	90	45	500	QM_2011
616	QM-295	2439317.5	14688028.0	4655.1	0	45	400	QM_2011
617	QM-296	2438825.5	14687562.0	4681.2	0	45	370	QM_2011
618	QM-297	2435815.0	14687572.0	4907.9	0	90	505	QM_2011
619	QM-298	2434319.8	14687335.0	5061.2	0	90	340	QM_2011
620	QM-299	2434560.5	14687332.0	5042.9	0	90	300	QM_2011
621	QM-300	2437311.8	14689060.0	4827.9	0	90	490	QM_2011
622	QM-301	2438845.0	14692049.0	4841.2	0	50	700	QM_2011
623	QM-302	2439281.0	14691507.0	4783.5	0	90	500	QM_2011
624	QM-303	2439838.2	14691958.0	4755.8	270	60	500	QM_2011
625	QM-304	2438075.0	14692107.0	4915.9	180	60	800	QM_2011
626	QM-305	2437582.0	14691264.0	4839	0	90	500	QM_2011
627	QM-306	2437340.0	14691274.0	4851	0	90	500	QM_2011
628	QM-307	2433570.2	14686841.0	5158.6	0	90	300	QM_2011
629	QM-308	2434065.0	14687079.0	5146.2	270	45	250	QM_2011
630	QM-309	2433823.2	14686849.0	5163.7	0	90	300	QM_2011
631	QM-310	2434582.0	14687082.0	5109	0	90	250	QM_2011
632	QM-311	2433578.2	14687073.0	5142.7	0	90	300	QM_2011
633	QM-312	2434308.8	14686842.0	5133.4	0	90	200	QM_2011
634	QM-313	2439082.5	14691046.0	4862.2	0	90	400	QM_2011
635	QMC-1aR	2438823.2	14690864.0	4823.4	0	90	340	Quaterra-RC-2009
636	QMC-1bR	2438819.5	14690856.0	4835.8	270	45	450	Quaterra-RC-2009
637	QMC-21R	2438850.2	14691573.0	4819.4	0	90	400	Quaterra-RC-2009
638	QMC-22R	2439821.0	14691032.0	4793.4	0	90	400	Quaterra-RC-2009
639	QMC-23R	2438318.8	14691566.0	4977.5	0	90	400	Quaterra-RC-2009
640	QMC-24R	2437838.8	14691054.0	4810.4	0	90	400	Quaterra-RC-2009
641	QMC-25R	2437409.8	14691017.0	4836.4	0	90	350	Quaterra-RC-2009
642	QMC-26R	2436850.0	14691035.0	4931.6	0	90	390	Quaterra-RC-2009
643	QMC-26aR	2436835.5	14691033.0	4931.7	180	45	400	Quaterra-RC-2009
644	QMC-27R	2436344.2	14691043.0	4940.4	0	90	380	Quaterra-RC-2009
645	QMC-4aR	2439276.8	14691489.0	4779.1	0	90	300	Quaterra-RC-2009
646	QMC-4bR	2439271.0	14691489.0	4778.8	270	45	400	Quaterra-RC-2009
647	QMCC-1	2438827.5	14690867.0	4836.4	0	90	404	Quaterra-Core-2009
648	QMCC-10	2438354.5	14690525.0	4742.2	0	90	325	Quaterra-Core-2009
649	QMCC-11	2437841.0	14690547.0	4837.9	0	90	350	Quaterra-Core-2009
650	QMCC-12	2437322.8	14690605.0	4903.5	0	90	474	Quaterra-Core-2009
651	QMCC-13	2436819.0	14690540.0	4918.6	0	90	434	Quaterra-Core-2009
652	QMCC-14	2436343.5	14690570.0	4845.6	0	90	330	Quaterra-Core-2009
653	QMCC-15	2436340.5	14690075.0	4855.7	0	90	375	Quaterra-Core-2009
654	QMCC-16	2435832.5	14690068.0	4896	0	90	325	Quaterra-Core-2009
655	QMCC-17	2435315.8	14689632.0	5012.6	0	90	327.5	Quaterra-Core-2009

M3-PN110127 23 May 2012 Revision 0	315

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

656	QMCC-18	2434836.5	14689077.0	4977.3	0	90	369.5	Quaterra-Core-2009
657	QMCC-19	2434246.8	14689049.0	5121.2	0	90	360.4	Quaterra-Core-2009
658	QMCC-2	2438343.2	14690893.0	4834.9	0	90	454	Quaterra-Core-2009
659	QMCC-20	2433308.8	14688598.0	5254.6	0	90	333	Quaterra-Core-2009
660	QMCC-3	2439323.0	14690876.0	4823.5	0	90	399	Quaterra-Core-2009
661	QMCC-4	2439286.0	14691489.0	4778.2	0	90	304	Quaterra-Core-2009
662	QMCC-5	2439847.8	14691539.0	4687.5	0	90	318.5	Quaterra-Core-2009
663	QMCC-6	2440341.8	14691522.0	4647.3	0	90	359	Quaterra-Core-2009
664	QMCC-7	2439850.0	14691942.0	4747.1	0	90	410	Quaterra-Core-2009
665	QMCC-8	2440351.0	14692035.0	4668.8	0	90	356	Quaterra-Core-2009
666	QMCC-9	2440829.2	14692051.0	4610.6	0	90	350	Quaterra-Core-2009
667	QME-1	2439631.8	14689935.0	4662	0	90	324	Quaterra-Core-2009
668	QME-10R	2440620.8	14691016.0	4659.3	0	90	400	Quaterra-RC-2009
669	QME-2	2439495.8	14689994.0	4668.4	0	90	300.5	Quaterra-Core-2009
670	QME-3	2438029.5	14687909.0	4736.1	0	90	303	Quaterra-Core-2009
671	QME-4	2437379.5	14687894.0	4830	0	90	115	Quaterra-Core-2009
672	QME-4aR	2437360.8	14687885.0	4830.5	0	90	230	Quaterra-RC-2009
673	QME-5	2438309.0	14687637.0	4729.7	0	90	72.5	Quaterra-Core-2009
674	QME-5aR	2438310.2	14687629.0	4730.1	210	50	80	Quaterra-RC-2009
675	QME-6R	2437149.2	14687213.0	4811.5	0	90	200	Quaterra-RC-2009
676	QME-75R	2441062.8	14689502.0	4598.8	0	90	350	Quaterra-RC-2009
677	QME-76R	2441504.0	14689931.0	4566.9	0	90	350	Quaterra-RC-2009
678	QME-77R	2442063.2	14689678.0	4563	0	90	350	Quaterra-RC-2009
679	QME-78R	2440550.0	14688604.0	4606.5	0	90	350	Quaterra-RC-2009
680	QME-79R	2441092.5	14688950.0	4590.7	0	90	350	Quaterra-RC-2009
681	QME-80R	2441558.5	14689250.0	4580.4	0	90	350	Quaterra-RC-2009
682	QME-81R	2441952.2	14689420.0	4573.4	0	90	350	Quaterra-RC-2009
683	QME-8R	2437160.8	14687917.0	4835.2	0	90	340	Quaterra-RC-2009
684	QME-9R	2436902.0	14689014.0	4818.8	0	90	200	Quaterra-RC-2009
685	QMT-1	2437253.8	14688737.0	4810.5	0	90	300	QM-Core-Twin-2010
686	QMT-10	2439185.8	14689513.0	4680.6	0	90	480	QM-RC-Twin-2010
687	QMT-10aR	2439180.2	14689554.0	4682.1	30	55	350	QM-RC-Twin-2010
688	QMT-10bR	2439175.8	14689545.0	4682.4	0	90	350	QM-RC-Twin-2010
689	QMT-11	2439016.0	14689094.0	4612.9	0	90	284	QM-Core-Twin-2010
690	QMT-11aR	2439030.8	14689091.0	4613.1	0	90	300	QM-RC-Twin-2010
691	QMT-12	2438257.5	14687970.0	4715.5	0	90	317	QM-Core-Twin-2010
692	QMT-12aR	2438239.0	14687972.0	4715	0	90	110	QM-RC-Twin-2010
693	QMT-13	2439285.2	14689237.0	4610.2	0	90	309.2	QM-Core-Twin-2010
694	QMT-13aR	2439275.0	14689230.0	4610.6	0	90	300	QM-RC-Twin-2010
695	QMT-14	2439284.0	14689235.0	4610.3	210	55	360	QM-Core-Twin-2010
696	QMT-14aR	2439294.8	14689255.0	4610.4	30	55	350	QM-RC-Twin-2010
697	QMT-14bR	2439268.5	14689217.0	4610.3	210	55	350	QM-RC-Twin-2010
698	QMT-15	2439507.5	14689315.0	4640.3	0	90	350	QM-Core-Twin-2010
699	QMT-15aR	2439516.2	14689328.0	4640.1	0	90	350	QM-RC-Twin-2010

M3-PN110127 23 May 2012 Revision 0	316

MACARTHUR COPPER PROJECT FORM 43-101F1 PRELIMINARY ECONOMIC ASSESSMENT

700	QMT-16	2438937.0	14688242.0	4692.8	0	90	455	QM-Core-Twin-2010
701	QMT-16aR	2438923.8	14688239.0	4694.1	0	90	450	QM-RC-Twin-2010
702	QMT-17	2440005.2	14689723.0	4641.1	0	90	350	QM-Core-Twin-2010
703	QMT-17aR	2439996.0	14689697.0	4641.4	210	55	350	QM-RC-Twin-2010
704	QMT-17bR	2439999.8	14689704.0	4641.3	0	90	350	QM-RC-Twin-2010
705	QMT-18	2440186.2	14689631.0	4628.4	0	90	400	QM-Core-Twin-2010
706	QMT-18aR	2440201.8	14689648.0	4629.7	210	55	350	QM-RC-Twin-2010
707	QMT-18bR	2440204.2	14689653.0	4630	0	90	350	QM-RC-Twin-2010
708	QMT-19	2437304.2	14687190.0	4805.9	0	90	200	QM-Core-Twin-2010
709	QMT-1aR	2437268.8	14688711.0	4810.2	0	90	300	QM-RC-Twin-2010
710	QMT-1bR	2437268.5	14688741.0	4810	0	90	300	QM-RC-Twin-2010
711	QMT-2	2437253.8	14688729.0	4810	210	55	300	QM-Core-Twin-2010
712	QMT-2aR	2437260.2	14688696.0	4810.8	210	55	170	QM-RC-Twin-2010
713	QMT-3	2437823.0	14688916.0	4758.9	0	90	352.5	QM-Core-Twin-2010
714	QMT-3aR	2437845.0	14688915.0	4759.7	0	90	400	QM-RC-Twin-2010
715	QMT-4	2438135.5	14689081.0	4715.5	0	90	422.3	QM-Core-Twin-2010
716	QMT-5	2438133.8	14689078.0	4715.5	195	57	352	QM-Core-Twin-2010
717	QMT-5aR	2438172.2	14689063.0	4715.1	210	55	400	QM-RC-Twin-2010
718	QMT-6	2438811.0	14689643.0	4701.6	0	90	394.7	QM-Core-Twin-2010
719	QMT-7	2438260.5	14688719.0	4707.8	0	90	424	QM-Core-Twin-2010
720	QMT-8	2438883.2	14689282.0	4667.6	0	90	353	QM-Core-Twin-2010
721	QMT-8aR	2438798.2	14689285.0	4667.7	0	90	400	QM-RC-Twin-2010
722	QMT-9	2438283.0	14688477.0	4708.4	0	90	248	QM-Core-Twin-2010
722	QMT-9	2438283.0	14688477.0	4708.4	0	90	248	QM-Core-Twin-2010
1* RC mean Reverse Circulation
record numbers are not sequential because 61 records were excluded from model

M3-PN110127 23 May 2012 Revision 0	317